As filed with the Securities and Exchange Commission on July 19, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOWERS WATSON & CO.

(Exact name of registrant as specified in its charter)

Delaware	6719	27-0676603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

875 Third Avenue

New York, NY 10022

(212) 725-7550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Haley

Chairman of the Board of Directors and

Chief Executive Officer

Towers Watson & Co.

875 Third Avenue

New York, NY 10022

(212) 725-7550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian Lane Andrew L. Fabens Gibson, Dunn & Crutcher LLP 1050 Connecticut Ave. NW Washington, DC 20036 Tel: (202) 955-8500 Fax: (202) 467-0539	Walter W. Bardenwerper Neil D. Falis Towers Watson & Co. 901 North Glebe Road Arlington, VA 22203 Tel: (703) 258-8000 Fax: (703) 258-8585	Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: (212) 225-2000 Fax: (212) 225-3999

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Class A Common Stock, $0.01 par value per share			$425,000,000	$30,302.50

(1)	Includes shares as to which the underwriters have been granted an option to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 19, 2010

PROSPECTUS

            Shares

Towers Watson & Co.

Class A Common Stock

The selling stockholders are selling              shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

Our shares trade on the New York Stock Exchange and on the NASDAQ Stock Market under the symbol “TW.” On July 16, 2010, the last sale price of the shares on the New York Stock Exchange and the NASDAQ Stock Market was $40.89 per share.

Investing in the Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Goldman, Sachs & Co.

J.P. Morgan

The date of this prospectus is                     , 2010.

We are responsible for the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus, and we take no responsibility for any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this prospectus, regardless of its time of delivery or of any sales of shares of our Class A Common Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our Class A Common Stock. You should read the following summary together with the more detailed information appearing in this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Business” and our consolidated financial statements and related notes before deciding whether to invest in shares of our Class A Common Stock. Unless the context otherwise requires, the terms “Towers Watson,” “the Company,” “we,” “us” and “our” in this prospectus refer to Towers Watson & Co. and its subsidiaries. On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the “Merger Agreement”), Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) combined their businesses through two simultaneous mergers (the “Merger”) and became wholly owned subsidiaries of Jupiter Saturn Holding Company, which subsequently changed its name to Towers Watson & Co. Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this prospectus.

Our Company

Towers Watson is a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital and risk and financial management. We provide advisory services on critical human capital management issues to help our clients effectively manage their costs, talent and risk. We offer our clients comprehensive services across three business segments, Benefits, Risk and Financial Services and Talent and Rewards, through a strong talent pool of approximately 14,400 associates across 34 countries. Our professional staff are trusted advisors and experts in their fields and include over 2,480 fully accredited actuaries. Towers Watson was formed on January 1, 2010, from the merger of Towers Perrin and Watson Wyatt, two leading professional services firms that trace their roots back more than 100 years.

We help our clients enhance business performance by improving their ability to attract, retain, and motivate employees and to manage and mitigate risk. We focus on delivering consulting services and technology solutions to help organizations anticipate, identify and capitalize on emerging opportunities in benefits and human capital management. We also provide independent advice and risk management solutions to insurance companies and corporate clients, as well as investment advice to help our clients develop disciplined and efficient strategies to manage risk and meet their investment goals.

Our target market is generally large, multi-national and domestic companies, with additional focus on the insurance industry. Our clients include many of the world’s leading corporations, including approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000, 76 percent of the FTSE and 100 percent of the Dax 30. We also advise more than three-quarters of the world’s leading insurance companies. We work with major corporations, emerging growth companies, governmental agencies and not-for-profit institutions in a wide variety of industries. Our client base is broad and geographically diverse. For the nine months ended March 31, 2010, no individual client represented more than one percent of our consolidated revenue.

The Benefits segment is our largest segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation issues for our clients and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. The Benefits segment contributed approximately 65 percent of revenue during the nine months ended March 31, 2010.

The Risk and Financial Services segment, our second largest segment, has three primary lines of business. Risk Consulting and Software provides the insurance industry with consulting and industry-specific software solutions that range from asset-liability modeling and product development to economic capital aggregation and allocation. Reinsurance and Insurance Brokerage principally provides reinsurance brokerage services. Investment Consulting and Solutions provides investment strategy consulting and solutions for institutional investors, primarily to defined benefit and defined contribution pension plans. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of the insurance industry and industry demands for these services, such as reinsurance brokerage. The Risk and Financial Services segment contributed approximately 20 percent of revenue during the nine months ended March 31, 2010.

The Talent and Rewards segment has three primary lines of business. Executive Compensation advises our clients’ management and boards of directors on executive pay and incentive programs. Rewards, Talent and Communication provides consulting on a number of issues facing employers including employee rewards (pay and incentives), talent management, employee communication and change management. Data, Surveys and Technology provides data, analytics, consulting and technology solutions, such as compensation and human capital benchmarking data, employee opinion surveys, and reward administration and talent management technology, to help employers more effectively manage their employees and human resources programs. The revenues in this segment are largely comprised of project-based work from a stable client base. The Talent and Rewards segment contributed approximately 15 percent of revenue during the nine months ended March 31, 2010.

Our Industry and Market Opportunities

As leading economies worldwide become more service-oriented and interconnected, effective human resources, financial and risk management are increasingly becoming a source of competitive advantage for companies and other organizations. Employers, regardless of geography or industry, are facing unprecedented challenges involving the management of their people. Changing technology, expectations for innovation and quality enhancements, skill shortages in selected areas, and an aging population in many developed countries have increased employers’ focus on attracting and retaining talented employees. Further, employers are focused on achieving productivity improvements and effectively managing the overall size and volatility of their labor costs. The growing demand for employee benefits and human capital management services is directly related to the size, complexity and rapid changes associated with the effective design, financial management and administration of human resources programs.

Kennedy Information defines the human resources consulting industry as services aimed at managing the employee “lifecycle,” consulting around the people component of change management and improving the effectiveness of the human resources function. These services include, but are not limited to, advising on human capital strategy; providing human resources financial guidance; consulting on benefits, compensation, and talent management; and providing human resources technology and transformation advisory services. According to Kennedy’s HR Consulting Marketplace 2009-2011: Key Trends, Profiles and Forecasts, the size of the global human resources consulting industry was $21 billion in 2009 and is forecasted to grow to approximately $23 billion in 2011, representing a compound annual growth rate of 4.1 percent. (Source: Kennedy Consulting Research & Advisory: HR Consulting Marketplace 2009-2011; ©2009 BNA Subsidiaries, LLC. Provided under license.)

Our clients continue to face increasingly complex risk management and investment decisions that we believe will drive demand for consulting services and solutions, as clients look for assistance to better manage these complexities. Our risk management and insurance clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. As mergers and acquisitions activity picks up within the insurance industry, clients also look to us as actuarial advisors on these transactions. Additionally, growth of insurance markets and regulatory change in emerging economies such as China and India will also provide an opportunity for us to provide insurance consulting services to these growing markets.

We believe the key drivers of demand for our services include:

Complex and Changing Regulatory Environment. Employee benefits programs in most industrialized countries are subject to complex government regulations. These regulations change as governments address social and economic policy issues and as private employers implement changes in plan designs. Employers throughout the world are increasingly seeking human capital management consultants to assist them with plan design, compliance and regulatory advice. Legislative and regulatory changes also affect the insurance industry, which is one of the most heavily regulated industries in the world.

Importance of Employer-Sponsored Benefits Programs. According to the U.S. Census Bureau, currently less than eight percent of the world’s population is 65 and older, but this number is expected to increase significantly to reach 12 percent by 2030 and 16 percent by 2050. Additionally, health care costs in the United States are continuing to climb at rates well above the general Consumer Price Index. As these numbers increase over the long term, private employers may be required to provide more benefits and stretch benefit dollars further to attract and retain talent by, for example, providing health and wealth accumulation vehicles for retirement.

Strategic Importance of Effective Human Capital Management. The focus on increased productivity, risks related to attrition of key employees, competition for skilled employees and unprecedented changes in workforce demographics, along with rising employee-related costs, have increased the importance of effective human capital management, particularly as many developed economies shift from manufacturing to services.

Increasing Complexity and Importance of Insurance and Risk Management Decision-Making. The global insurance industry is large and becoming increasingly complex, driven by changing economies, new legislation and regulation, and dynamic financial markets. Our risk management clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance.

Our Competitive Strengths

As a leading global professional services firm focused on providing consulting and professional services related to employee benefits, human capital and risk and financial management, we believe we are well positioned for continued growth due to our leadership and expertise in each of our respective lines of business along with the breadth and depth of our offerings. Our recently completed merger greatly enhanced our global footprint and our portfolio of products and services to better serve our clients. We believe the following strengths distinguish us from our competitors:

Deep, Longstanding Relationships with Many of the World’s Largest Corporations. We work closely with senior management at many of the world’s largest corporations. In fiscal year 2009, we provided services to approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000 companies, 76 percent of the FTSE and 100 percent of the Dax 30. We provide services across more than one line of business for 99 of our top 100 largest clients. A number of these client relationships span several decades.

Of our 100 largest clients in fiscal year 2009, ranked in terms of revenue, 97 were clients in each of the last three years. We believe our focus on delivering consistent and high-quality services to our clients has allowed us to maintain client relationships and gives us an ongoing opportunity to present existing clients with new and innovative services.

Global Reach and Scale. We have an extensive global presence, with offices in more than 100 cities and 34 countries. We have a strong presence in major markets across North America and Europe, as well as offices in Latin America and the Asia-Pacific region. As examples of our global reach, we are a leading provider of global actuarial coordination services for retirement benefits, we are the largest employer of actuaries focused on the insurance industry, we have one of the world’s largest databases of manager performance research on unaffiliated investment managers, and we are a leader in global employee attitudinal and compensation data.

Reputation for In-depth Industry Knowledge, Client Service and Quality. Our professional staff are consistently recognized by their peers, clients and the media for their in-depth knowledge of employee benefits and human capital management issues across a wide variety of industries, including financial services, pharmaceuticals, oil and gas and utilities. We also have deep, specialized expertise within the insurance industry. Our professional staff are known for their innovative and leading-edge services and solutions, particularly in the areas of pension cost and risk management, design and management of health and group benefits, risk and capital management within the insurance industry, investment consulting and manager research, and design of total rewards programs.

Highly Educated and Accredited Professional Staff. Our professional staff are trusted advisors and experts in their fields. They include over 2,480 fully accredited actuaries, and a significant number of our associates have advanced degrees including MBAs, PhDs, medical degrees and law degrees. Because of our deep expertise, our associates frequently speak at major industry conferences, are regularly quoted in the business press and frequently contribute articles to human capital, financial and insurance publications.

Depth and Breadth of Research and Data. We have extensive and detailed data about all aspects of the workforce across the globe. The combination of data about compensation levels, benefit programs, typical employment practices, employee opinions, attrition and promotion patterns and the human resources function enables us to provide insights about the workforce in almost any part of the world.

Highly Recognized Global Brand. We believe we have one of the most highly recognized brand names in both the human capital and risk management businesses. We trace our roots back more than 130 years, when Rueben Watson formed R. Watson & Sons, the world’s oldest actuarial firm, and Henry W. Brown formed Henry W. Brown & Co. Through the recent merger of Watson Wyatt and Towers Perrin in January 2010, two of the leading professional services firms with two of the most respected global brands joined together. Both companies have had a long history of success and strong reputation for their client service, trusted advice and thought leadership.

Attractive Business Model with Significant Recurring and Diversified Revenues. We derive our revenue through a diversified service offering across Benefits, Risk and Financial Services and Talent and Rewards. Through each of these business segments, we provide a variety of services to a highly diversified client base. The nature of our business, our in-depth knowledge of our clients and our client relationships provide opportunities for significant recurring revenues. We have a large number of recurring assignments because of our clients’ annual needs for certain of our services, many of which are driven by compliance with regulatory requirements, particularly for retirement and insurance services.

Experienced Management Team Focused on Professional Excellence, Integrity and Business Performance. The eight members of our executive committee have been with us for an average of 27.5 years. Several of our senior leaders have been named top professionals by influential industry publications, and many are widely regarded as leaders in their respective fields.

Our Business Strategy

To achieve our mission and vision, we are aggressively pursuing the following strategic initiatives:

Strengthen Our Relationships and Expand Our Services with Our Existing Clients. Our client base consists of over 18,000 companies and their subsidiaries worldwide. As a result of the merger of Towers Perrin and Watson Wyatt and our enhanced service portfolio, we believe we have significant cross-selling opportunities to expand our existing client relationships across lines of business. With our focus on clients first, we will evaluate their needs and introduce our expanded services that would effectively address those needs. Additionally, we have designated account directors and business development associates who are responsible for developing our most significant client relationships into long-term partnerships and deepening the integration of our services with our clients’ overall business strategies. These account directors and business development associates work with client teams of subject matter experts to anticipate broad client business issues and understand how they may affect the human capital and risk management concerns of the organization.

Expand Our Service Offerings Through Innovative Solutions. One of our critical priorities is to expand our intellectual capital, tools and methodologies to effectively serve our clients with the best solutions available in the market, leveraging the depth of our data and analytics. We continue to focus on developing new intellectual capital and new service offerings as we look to meet our clients’ emerging needs across both the human capital and risk and financial management areas.

Expand our Market Share. We believe our well-recognized brand name, global reputation for quality service and extensive and widely cited research enable us to promote our services effectively to new clients and expand our market share. We also believe there are significant opportunities to develop new client relationships, and our account directors and business development associates actively seek opportunities to engage new buyers through existing clients and re-engage with decision makers at former clients and prospective clients. Our plans to increase market share also include expanding our presence in emerging markets for our services, including Asia-Pacific as well as the Middle East.

Improve Operating Margins. An important element of our growth strategy is to continue to improve the efficiency with which we deliver our services and to capture cost synergies from the merger of Towers Perrin and Watson Wyatt. We expect our margins to improve as our revenues grow and we leverage our existing investments. We have plans in place to improve operating margins through a number of initiatives, including: completion of integration of our legacy firms’ technology, tools and methodologies following the Merger; increased pursuit of product solutions and implementation services where pricing is value-driven rather than based on hourly rates; a greater focus on revenue-generating activities with lower variable costs (such as subscription or bundled services); efficiency improvements through better staff leverage and standardization of repeatable processes; and reduction of our selling, general and administrative costs.

Pursue Strategic Acquisitions and Alliances. Through strategic acquisitions and alliances, we will seek to build scale, capitalize on industry consolidation and expand the range of our service offerings. Through our Strategy and Corporate Development group, we follow a disciplined approach to pursuing acquisitions, focusing on selective best-in-class acquisitions of niche providers that are consistent with our growth strategy. Moreover, we also selectively pursue alliances to fill key product, service or geographic gaps and complement our existing portfolio of services in areas where acquiring or building those capabilities internally does not fit with our strategic goals.

Risk Factors

Our business and an investment in our Class A Common Stock are subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Such risk factors include, among others:

•	If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, we may fail to realize the anticipated growth opportunities and other anticipated benefits of the Merger.

•

Our estimates of the operational cost savings we expect to result from the Merger and of the costs we expect will be required to achieve such savings are inherently uncertain and may not be accurate, and we may not be able to achieve the operational cost savings in the expected time frame or at all.

•	The loss of key associates could damage or result in the loss of client relationships and could result in such associates competing against Towers Watson.

•	The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect our business and results of operations.

•	We could be subject to claims arising from our work, as well as government inquiries and investigations, which could materially adversely affect our reputation and business.

•	Our clients could terminate or reduce our services at any time, which could decrease associate utilization, adversely impacting our profitability and results of operations.

•

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

•	We are subject to risks of doing business internationally.

•	Shares of Towers Watson common stock eligible for public sale could adversely affect the stock price.

Additional Information

Towers Watson & Co. was incorporated in Delaware in 2009 as Jupiter Saturn Holding Company. Our principal executive offices are located at 875 Third Avenue, New York, NY 10022, and our telephone number at that address is (212) 725-7550. Our website address is www.towerswatson.com. The information on our website is not part of this prospectus, and you should not rely on any such information in deciding to invest in shares of our Class A Common Stock.

THE OFFERING

Class A Common Stock offered by the selling stockholders(1)	shares

Overallotment option	The selling stockholders have granted the underwriters a 30-day overallotment option to purchase up to additional shares of our Class A Common Stock.

Class A Common Stock outstanding immediately after this offering	shares ( shares if the underwriters exercise their overallotment option in full)

Class B-1 Common Stock outstanding immediately after this offering	shares ( shares if the underwriters exercise their overallotment option in full)

Use of proceeds	The selling stockholders will receive all of the net proceeds from the offering and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Dividends	Our Board of Directors recently determined to establish and pay regular quarterly cash dividends in the amount of $0.075 per share (at an annual rate of $0.30 per share) on all of our outstanding Class A Common Stock and Class B Common Stock, with such dividend payments having begun at the end of the third quarter of fiscal year 2010. See “Dividend Policy.”

NYSE and NASDAQ symbol	“TW”

Risk factors	See “Risk Factors” beginning on page 11 for a discussion of certain material risks that prospective purchasers should consider before deciding to invest in our Class A Common Stock.

Unless otherwise indicated, references in this prospectus to the number of shares of Class A Common Stock outstanding are calculated as of July 14, 2010 and:

•	do not give effect to the anticipated conversion of shares of Class B-1 Common Stock into shares of Class A Common Stock offered hereby; and

•	exclude 291,857 shares of Class A Common Stock reserved for future issuance in connection with the exercise of equity awards.

(1)	The offering cannot be conducted until we amend our certificate of incorporation. As described in a proxy statement filed with the Securities and Exchange Commission (“SEC”) on July 19, 2010, at a special meeting to be held on , 2010, our stockholders will vote on a proposal to eliminate the restriction on the number of shares of restricted Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. If the proposed amendment is adopted, the Board of Directors will convert, on a one-for-one basis, shares of Class B-1 Common Stock into the shares of Class A Common Stock being offered hereby.

Summary Selected Consolidated Financial and Operating Data

The following selected historical financial information for the three fiscal years ended June 30, 2009, 2008 and 2007 and the nine months ended March 31, 2010 and 2009 is presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the nine months ended March 31, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010. We derived the summary historical statement of operations data for the fiscal years ended June 30, 2009, 2008 and 2007 and the balance sheet data as of June 30, 2009 and 2008 from our historical audited consolidated financial statements included elsewhere in this prospectus. The historical balance sheet data as of June 30, 2007 is derived from our historical audited consolidated financial statements not included in this prospectus. The selected financial data as of and for the nine months ended March 31, 2010 and 2009 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. This historical data is only a summary. You should read this information in conjunction with Towers Watson’s and its predecessor’s historical audited and unaudited financial statements and related notes in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following selected unaudited pro forma combined statement of operations data for Towers Watson gives effect to the Merger as if it occurred as of July 1, 2008. The pro forma combined statement of operations data for the fiscal year ended June 30, 2009 combines Watson Wyatt’s historical audited consolidated statement of operations data for the fiscal year ended June 30, 2009 with Towers Perrin’s historical unaudited consolidated statement of operations data for the twelve months ended June 30, 2009. The unaudited pro forma combined statement of operations data for the nine months ended March 31, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations data for the three months ended March 31, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statement of operations data for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform with Watson Wyatt’s fiscal year end. The unaudited pro forma combined statement of operations data should be read together with the respective historical financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For more information, including a description of the assumptions on which this pro forma financial information is based, and other details, see the section entitled “Unaudited Pro Forma Condensed Combined Statements of Operations.”

						Pro Forma
	As of and for the Year Ended June 30,			As of and for the Nine Months Ended March 31,		Year Ended June 30,	Nine Months Ended March 31,
	2009	2008	2007	2010	2009	2009	2010
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue	$1,676,029	$1,760,055	$1,486,523	$1,637,922	$1,279,509	$3,251,323	$2,431,008
Income from operations	209,383	226,773	179,305	140,095	158,759	88,133	181,715
Net income	$146,458	$155,441	$116,275	$63,076	$115,734	$43,059	$124,210
Net income attributable to controlling interests				$62,468		$38,544	$124,161
Per Share Data:
Earnings per share:
Basic	$3.43	$3.65	$2.74	$1.16	$2.70	$0.50	$1.62
Diluted	$3.42	$3.50	$2.60	$1.16	$2.69	$0.50	$1.62
Dividends declared per share	$0.30	$0.30	$0.30	$0.23	$0.23	$0.30	$0.23
Weighted average shares of common stock:
Basic (000)	42,690	42,577	42,413	53,777	42,705	76,422	76,422
Diluted (000)	42,861	44,381	44,684	53,920	42,869	76,565	76,565

						Pro Forma
	As of and for the Year Ended June 30,			As of and for the Nine Months Ended March 31,		Year Ended June 30,	Nine Months Ended March 31,
	2009	2008	2007	2010	2009	2009	2010
	(In thousands, except share and per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$209,832	$124,632	$248,186	$474,950	$118,292
Working capital	228,460	172,241	326,354	575,401	214,114
Goodwill and intangible assets	728,987	870,943	594,651	2,512,683	659,813
Total assets	$1,626,319	$1,715,976	$1,529,709	$4,538,682	$1,453,579
Revolving credit facility	—	—	105,000	15,000	40,223
Other long-term obligations (1)	435,541	346,335	326,782	1,403,113	282,978
Total stockholders’ equity	$853,638	$984,395	$787,519	$2,215,000	$822,421
Other Operating Data:
EBITDA (2)				$209,114	$214,024
Adjusted EBITDA (2)				$282,827	$214,024
Adjusted Net Income Attributable to Controlling Interests (2)				$154,628
Adjusted Diluted Earnings Per Share (2)				$2.87

(1)	Other long-term obligations includes accrued retirement benefits, deferred rent and accrued lease losses, deferred income taxes and other long-term tax liabilities, professional liability claims reserve, contingency stock payable and other non-current liabilities.

(2)	We use EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Controlling Interests and Adjusted Diluted Earnings Per Share, non-U.S. GAAP measures, to evaluate our financial performance and separately evaluates its performance of transaction and integration activities as well as changes in tax law. We believe these measures are useful in evaluating our results of operations and in providing a baseline for the evaluation of future operating results. We define EBITDA as net income adjusted for provision for income taxes, other income, as defined below, and depreciation and amortization. Reconciliations of EBITDA and Adjusted EBITDA to net income, Adjusted Net Income Attributable to Controlling Interests to net income attributable to controlling interests and Adjusted Diluted Earnings Per Share to diluted earnings per share are included in the tables below. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Non-U.S. GAAP measures should be considered in addition to the information contained within our financial statements.

	Nine Months Ended March 31,
	2010	2009
	(In thousands)
Net Income	$63,076	$115,734
Provision for income taxes	$77,792	$52,355
Other income (loss) (b)	$(773)	$(9,330)

Income from operations	$140,095	$158,759
Depreciation and amortization	$69,019	$55,265

EBITDA	$209,114	$214,024
Transaction and integration expenses	$49,697	$—
Stock-based compensation (a)	$24,016	$—
Adjusted EBITDA	$282,827	$214,024

(a)	Stock-based compensation awarded to former Towers Perrin employees in connection with the Merger is included in salaries and employee benefits expense.

(b)	Other income includes income (loss) from affiliates, interest income, interest expense and other non-operating income.

Nine Months Ended March 31, 2010
(In thousands, except share and per share amounts)
Net Income Attributable to Controlling Interests	$62,468

Adjusted for expenses as a result of the Merger (c):
Amortization of intangible assets	13,089
Transaction and integration expenses including severance	35,880
Stock-based compensation from Restricted Class A Shares	15,434
Other tax-related items	17,159
Loss of Medicare Part D subsidy	10,598

Adjusted Net Income Attributable to Controlling Interests	$154,628

Weighted Average Shares of Common Stock—Diluted (000)	53,920

Earnings Per Share—Diluted	$1.16

Adjusted for expenses as a result of the Merger (c):
Amortization of intangible assets	0.24
Transaction and integration expenses including severance	0.67
Stock-based compensation from Restricted Class A Shares	0.29
Other tax-related items	0.31
Medicare Part D subsidy	0.20

Adjusted Earnings Per Share—Diluted	$2.87

(c)	The expenses that are adjusted as a result of the Merger for the nine months ended March 31, 2010 are net of tax. In calculating the net of tax amounts, the effective tax rate for amortization of intangible assets is 32.0%, transaction and integration expenses including severance is 30.9% and stock-based compensation from Restricted Class A shares is 35.8%. In addition, the $10.6 million related to the loss of Medicare Part D subsidy and of $17.2 million of other tax-related items are items included in the condensed consolidated statement of operations under provision for income taxes.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our Class A Common Stock. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be adversely affected. In that case, the trading price of our Class A Common Stock could decline, and you might lose all or part of your investment in our Class A Common Stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business, results of operations, financial condition or cash flows. In deciding whether to invest in our Class A Common Stock, you should also refer to the other information set forth in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

Risks Relating to Our Business

If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, we may fail to realize the anticipated growth opportunities and other anticipated benefits of the Merger.

We face significant challenges in integrating Towers Perrin’s and Watson Wyatt’s technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key Towers Perrin and Watson Wyatt personnel. The integration process is complex and time consuming and requires substantial resources and effort. These efforts could divert management’s focus and resources from other strategic opportunities and from business operations during the integration process. Difficulties may occur during the integration process, including:

•	Loss of key officers and employees;

•	Loss of key clients;

•	Loss of revenues; and

•	Increases in operating, tax or other costs.

The success of the Merger will depend in part on our ability to realize the anticipated growth opportunities and cost savings from integrating the businesses of Towers Perrin and Watson Wyatt, while minimizing or eliminating any difficulties that may occur. Even if the integration of the businesses of Towers Perrin and Watson Wyatt is successful, it may not result in the realization of the full benefits of the growth opportunities that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on our revenues, expenses and results of operations.

Our estimates of the operational cost savings we expect to result from the Merger and of the costs we expect will be required to achieve such savings are inherently uncertain and may not be accurate, and we may not be able to achieve the operational cost savings in the expected time frame or at all.

While we expect to realize significant savings during the first two years following completion of the Merger, it is uncertain if we will achieve these savings and we anticipate that full realization of pretax annual operational cost savings will take at least three years to achieve. Our operational cost savings estimates are based on a number of assumptions, including the assumption that we will be able to implement cost saving programs such as personnel reductions and consolidation of operations, technologies, and administrative functions. In addition, our estimated expenses required to achieve operational cost savings do not include certain other costs we expect to incur, including those relating to rebranding, lease termination costs and facilities consolidation, among others. We may not be able to achieve the operational cost savings that we anticipate in the expected time frame, based on the expected costs or at all. Failure to successfully implement cost savings programs on a timely basis, or the need to spend more than anticipated to implement such programs, will result in lower than expected cost savings in connection with the Merger and could have a material adverse effect on our operating results.

Changes in Towers Watson’s compensation structure relative to each of Towers Perrin’s and Watson Wyatt’s current compensation structures could impair Towers Watson’s ability to retain certain current associates of each of Towers Perrin and Watson Wyatt.

In order to meet our operating margin goals and increase our level of retained earnings, we may change Towers Perrin’s and Watson Wyatt’s respective compensation structures. In particular, Towers Perrin, as a private company, had not retained a significant amount of annual earnings, resulting in significant flexibility to vary its levels of cash compensation. We expect our compensation practices to be different from Towers Perrin’s pre-merger practices, because a larger proportion of earnings will be retained compared to Towers Perrin’s historical practice, which may affect, in particular, Towers Watson’s ability to retain current associates formerly of Towers Perrin accustomed to the historical compensation structure of Towers Perrin as a private company. Any changes in compensation structure could materially adversely affect Towers Watson’s ability to retain current former Towers Perrin and Watson Wyatt associates if they do not perceive Towers Watson’s total compensation program to be competitive with that of other firms.

The loss of key associates could damage or result in the loss of client relationships and could result in such associates competing against Towers Watson.

Our success depends on our ability to attract, retain and motivate qualified personnel, including key managers and associates. In addition, our success largely depends upon our associates’ abilities to generate business and provide quality services. In particular, our associates’ business relationships with our clients are a critical element of obtaining and maintaining client engagements. If we lose associates who manage substantial client relationships or possess substantial experience or expertise or if we are unable to successfully attract new talent, it could materially adversely affect our ability to secure and complete engagements, which would materially adversely affect our results of operations and prospects. In addition, if any of our key associates were to join a competitor or form a competing company, existing and potential clients could choose to use the services of that competitor instead of Towers Watson’s services.

There can be no assurance that confidentiality and non-solicitation/non-competition agreements signed by senior associates who were former Towers Perrin or Watson Wyatt associates before the “merger of equals” between the two entities, or agreements signed by Towers Watson associates in the future, will be effective in preventing a loss of business.

Our clients could terminate or reduce our services at any time, which could decrease associate utilization, adversely impacting our profitability and results of operations.

Our clients generally are able to terminate or reduce our engagements at any time. If a client reduces the scope of, or terminates the use of, our services with little or no notice, our associate utilization will decline. In such cases, we will need to rapidly re-deploy our associates to other engagements (if possible) in order to minimize the potential negative impact on our financial performance. In addition, because a sizeable portion of our work is project-based rather than recurring in nature, our associate utilization will depend on our ability to continually secure additional engagements.

Our quarterly revenues could fluctuate while our expenses are relatively fixed.

Quarterly variations in our revenues and results of operations have occurred in the past and could occur as a result of a number of factors, such as:

•	The significance of client engagements commenced and completed during a quarter;

•

The seasonality of certain types of services. For example, our retirement revenues typically are more heavily weighted toward the first and fourth quarters of the calendar year, when annual actuarial valuations are required to be completed for calendar year-end companies and the related services are performed;

•	The number of business days in a quarter;

•	Associate hiring and utilization rates;

•	Clients’ ability to terminate engagements without penalty;

•	The size and scope of assignments; and

•	General economic conditions.

A sizeable portion of our total operating expenses is relatively fixed, encompassing the majority of administrative, occupancy, communications and other expenses, depreciation and amortization, and salaries and employee benefits excluding fiscal year-end incentive bonuses. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments or our inability to forecast demand can cause significant variations in quarterly operating results and could result in losses and volatility in our stock price.

Improper management of our engagements could hurt our financial results.

Most of our contracts are structured on a fixed-fee basis or a time and expense basis. The profitability of our fixed-fee engagements depends on our ability to correctly estimate the costs and timing required for completion of the engagements and our ability to control our costs and improve our efficiency. The profitability of the engagements that are priced on a time and expense basis depends on our ability to maintain competitive billing rates, as well as our ability to control our costs. If we do not correctly estimate the costs and manage the performance of our engagements, we may incur losses on individual engagements and experience lower profit margins and, as a result, our overall financial results could be materially adversely affected.

The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect our business and results of operations.

Our retirement consulting and actuarial business comprises a substantial portion of our revenue and profit. We provide clients with actuarial and consulting services relating to both defined benefit and defined contribution pension plans. Defined benefit pension plans generally require more actuarial services than defined contribution plans because defined benefit plans typically involve large asset pools, complex calculations to determine employer costs, funding requirements and sophisticated analysis to match liabilities and assets over long periods of time. If organizations shift to defined contribution plans more rapidly than we anticipate, or if we are unable to otherwise compensate for the decline in our business that results from employers moving away from defined benefit plans, our business operations and related results of operations will be materially adversely affected.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

A material portion of our revenue is affected by statutory changes. Many areas in which we provide services are the subject of government regulation, which is constantly evolving. Changes in government and accounting regulations in the United States and the United Kingdom, two of our principal geographic markets, affecting the value, use or delivery of benefits and human capital programs, including recent changes in regulations relating to health care (such as medical plans), defined contribution plans (such as 401(k) plans), defined benefit plans (such as pension plans) or executive compensation, may materially adversely affect the demand for, or the profitability of, our services. Changes to insurance regulatory schemes, or our failure to keep pace with such changes, could negatively affect demand for services in our Risk and Financial Services business segment. For example, our continuing ability to provide investment advisory services or reinsurance brokerage services depends on compliance with the rules and regulations in each of these jurisdictions. Any failure to comply with these regulations could lead to disciplinary action, including compensating clients for loss, the imposition of fines or the revocation of the authorization to operate as well as damage to our reputation.

In addition, we have significant operations throughout the world, which further subject us to applicable laws and regulations of countries outside the United States and the United Kingdom. Changes in legislation or regulations and actions by regulators in particular countries, including changes in administration and enforcement policies, could require operational improvements or modifications, which may result in higher costs or hinder our ability to operate our business in those countries.

If we are unable to adapt our services to applicable laws and regulations, our ability to provide effective services in these areas will be substantially diminished.

Our business could be negatively affected by currently proposed or future legislative or regulatory activity concerning compensation consultants.

Recent legislative and regulatory activity in the United States has focused on the independence of compensation consultants retained to provide advice to compensation committees of publicly traded companies. For example, on June 30, 2010, the U.S. House of Representatives passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which the U.S. Senate subsequently passed on July 15, 2010. Once signed by the U.S. President, the Act will require any compensation consultant or other similar advisor to the compensation committee of a listed company to meet standards for independence to be established by SEC regulation. Companies that violate this requirement would be prohibited from listing any class of equity security with the national securities exchanges and associations.

On December 16, 2009, the SEC published final rules, which became effective in February 2010, with respect to issuer disclosures on compensation consultants. Among other requirements, the rules require disclosure of fees paid to compensation consultants as well as a description of any additional services provided to the issuer by the compensation consultant and its affiliates and the aggregate fees paid for such services. Due in part to this regulation and continued legislative activity, prior to the Merger, some clients of Towers Perrin and Watson Wyatt decided to terminate their relationships with the respective company (either with respect to compensation consulting services or with respect to other consulting services) to avoid perceived or potential conflicts of interest. Additional clients of Towers Watson may decide to terminate their relationships with Towers Watson and, as a result, our business, financial condition and results of operations could be materially adversely impacted.

In addition, due in part to such regulation and continued legislative activity, some former Towers Perrin and Watson Wyatt consultants terminated their relationships with us, and some have indicated that they intend to compete with us. Such talent migration, and any future such talent migration, could have a material adverse effect on our business, financial condition and results of operations.

Competition could result in loss of our market share and reduced profitability.

The markets for our principal services are highly competitive. Our competitors include other human capital and risk management consulting and actuarial firms, as well as the human capital and risk management divisions of diversified professional services, insurance, brokerage and accounting firms. Some of our competitors have greater financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, creating additional competition and gaining significant market share, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would also have an adverse effect on our revenues and profit margin.

Consolidation in the industries that we serve could materially adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our clients merge or consolidate and combine their operations, we may experience a decrease in the amount of services we perform for these clients. If one of our clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could materially adversely affect our revenues and profits. Our reinsurance brokerage business is especially susceptible to this risk given the limited number of insurance companies seeking reinsurance and reinsurance providers in the marketplace.

We are subject to risks of doing business internationally.

Approximately 49 percent of our revenue for the three months ended March 31, 2010 relates to business located outside the United States. As a result, a significant portion of our business operations is subject to foreign financial, tax and business risks, which could arise in the event of:

•	Currency exchange rate fluctuations;

•	Unexpected increases in taxes or changes in U.S. or foreign tax laws;

•

Compliance with a variety of international laws and regulations, such as data privacy, employment regulations, trade barriers and restrictions on the import and export of technologies, as well as U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act of 1977 and sanctions programs administered by the U.S. Department of the Treasury Office of Foreign Assets Control;

•	Absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	New regulatory requirements or changes in policies and local laws that materially affect the demand for our services or directly affect our foreign operations;

•	Local economic and political conditions, including unusual, severe, or protracted recessions in foreign economies and inflation risk;

•

The length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;

•	Unusual and unexpected monetary exchange controls, price controls or restrictions on transfers of cash; or

•	Civil disturbance, terrorism or other catastrophic events that reduce business activity in other parts of the world.

These factors may lead to decreased revenues or profits and therefore may have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience near-term operational challenges with regard to particular areas of our operations.

In particular, our ability to recover from any disaster or other business continuity problem will depend on our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster.

We will continue to regularly assess and take steps to improve upon our business continuity plans. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Demand for our services could decrease for various reasons, including a continued general economic downturn, a decline in a client’s or an industry’s financial condition or prospects, or a decline in defined benefit pension plans that could materially adversely affect our results of operations.

We can give no assurance that the demand for our services will grow or that we will compete successfully with our existing competitors, new competitors or our clients’ internal capabilities. Client demand for our services may change based on the clients’ needs and financial conditions.

Our results of operations are affected directly by the level of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, have caused and may continue to cause reduction in discretionary spending by our clients, result in longer client payment terms, an increase in late payments by clients and an increase in uncollectible accounts receivable, each of which may reduce the demand for our services, increase price competition and adversely impact our growth, profit margins and liquidity. If our clients enter bankruptcy or liquidate their operations (which has already occurred with respect to some of our current clients), our revenues could be materially adversely affected.

In addition, the demand for many of our core benefit services, including compliance-related services, is affected by government regulation and taxation of employee benefit plans. Significant changes in tax or social welfare policy or other regulations could lead some employers to discontinue their employee benefit plans, including defined benefit pension plans, thereby reducing the demand for our services. A simplification of regulations or tax policy also could reduce the need for our services.

The unaudited pro forma financial data included in this prospectus are illustrative and the actual financial condition and results of operations of Towers Watson may differ materially from the historical financial statements of Watson Wyatt and the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data included in this prospectus are presented solely for illustrative purposes and are not necessarily indicative of what our results of operations would have been had the Merger been completed on the date indicated. The pro forma financial data reflect adjustments that were developed using preliminary estimates based on currently available information and certain assumptions, and may be revised as additional information becomes available. Accordingly, the unaudited pro forma financial data included in this prospectus are illustrative only. The results of operations of Towers Watson will differ materially from the historical financial statements of Watson Wyatt and may also differ materially from the unaudited pro forma financial data included in this prospectus.

Our growth strategy depends, in part, on our ability to make acquisitions, and if we have difficulty in acquiring, overpay for, or are unable to acquire other businesses, our business may be materially adversely affected.

Our growth depends in part on our ability to make acquisitions. We may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to us, on the proposed timetables, or at all. We also face additional risks related to acquisitions, including that we could overpay for acquired businesses and that any acquired business could significantly underperform relative to our expectations. If we are unable to identify and successfully make acquisitions, our business could be materially adversely affected.

We face risks when we acquire businesses, and may have difficulty integrating or managing acquired businesses, which may harm our business, financial condition, results of operations or reputation.

We may acquire other companies in the future. We cannot be certain that our acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses, and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if the operating performance of an acquired business deteriorates significantly, we may need to write down the value of the goodwill and other acquisition-related intangible assets recorded on our balance sheet.

We may be unable to effectively integrate an acquired business into our organization, and may not succeed in managing such acquired businesses or the larger company that results from such acquisitions. The process of integration of an acquired business may subject us to a number of risks, including:

•	Diversion of management attention;

•	Amortization of intangible assets, adversely affecting our reported results of operations;

•	Inability to retain the management, key personnel and other employees of the acquired business;

•	Inability to establish uniform standards, controls, systems, procedures and policies;

•	Inability to retain the acquired company’s clients;

•	Exposure to legal claims for activities of the acquired business prior to acquisition; and

•	Incurrence of additional expenses in connection with the integration process.

If acquisitions are not successfully integrated, our business, financial condition and results of operations could be materially adversely affected, as well as our professional reputation.

Damage to our reputation could damage our businesses.

Maintaining a positive reputation is critical to our ability to attract and maintain relationships with clients and associates. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory action, failure to deliver minimum standards of service and quality, compliance failures and unethical behavior. Negative publicity regarding us, whether or not true, may also result in harm to our prospects.

We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The failure or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

We could be subject to claims arising from our work, as well as government inquiries and investigations, which could materially adversely affect our reputation, business and financial condition.

Professional services providers, including those in the human capital and risk management sectors such as Towers Watson, depend in large part on their relationships with clients and their reputation for high-quality services. Clients that may become dissatisfied with our services may terminate their business relationships with us and clients and third parties that claim they suffered damages caused by our services may bring lawsuits against us. The nature of our work, particularly our actuarial services, necessarily involves the use of assumptions and the preparation of estimates relating to future and contingent events, the actual outcome of which we cannot know in advance. Our actuarial services also rely on substantial amounts of data provided by clients, the accuracy and quality of which we cannot ensure. In addition, we could make computational, software programming or data management errors in connection with the services we provide to clients.

Clients may seek to hold us responsible for the financial consequences of variances between assumptions and estimates and actual outcomes or for errors. For example, clients may make:

•	Claims that actuarial assumptions were unreasonable or that there were computational errors leading to pension plan underfunding or under-reserving for insurance claim liabilities;

•	Claims of failure to review adequately or detect deficiencies in data, which could lead to an underestimation of pension plan or insurance claim liabilities; and

•	Claims that employee benefit plan documents were misinterpreted or plan amendments were faulty, leading to unintended plan benefits or overpayments to beneficiaries.

Given that we frequently work with large pension funds and insurance companies, relatively small percentage errors or variances can create significant financial variances and result in significant claims for unintended or unfunded liabilities. The risks from such variances or errors could be aggravated in an environment of declining pension fund asset values and insurance company capital levels. In almost all cases, our exposure to liability with respect to a particular engagement is substantially greater than the revenue opportunity that the engagement generates for us.

In the case of liability for pension plan actuarial errors, a client’s claims might focus on the client’s alleged reliance that actuarial assumptions were reasonable and, based on such reliance, the client made benefit commitments the client may later claim are not affordable or funding decisions that result in plan underfunding if and when actual outcomes vary from actuarial assumptions.

Claims may also arise as a result of an alleged misinterpretation or misunderstanding of the benefits conferred under defined benefit plan documentation by us or our failure to detect inconsistencies between plan documentation and the administration of plan benefits and valuation of plan liabilities leading to the accrual by plan participants of unintended benefits and undervaluation of plan liabilities. The current ExxonMobil superannuation plan litigation pending in Australia, described in Note 13, “Commitments and Contingent Liabilities,” of the Notes to our consolidated financial statements contained herein, is an example of a claim arising from an inconsistency between the benefits the plan sponsor intended to confer and the actual language in the plan documents.

Lawsuits arising out of any of our services could adversely affect our financial performance and financial condition and could result in increased insurance costs or a reduction in the amount of available insurance coverage. In addition to defense costs and liability exposure, which may be significant, claims may produce negative publicity that could hurt our reputation and business and could require substantial amounts of management attention, which could affect management’s focus on operations.

Finally, we may be subject to inquiries and investigations by federal, state or other governmental agencies regarding aspects of our clients’ businesses or our own businesses, especially regulated businesses such as our broker-dealer and investment advisory services. Such inquiries or investigations may consume significant management time and result in regulatory sanctions, fines or other actions as well as significant legal fees, which could have a material adverse impact on our business, results of operations and liquidity.

We advise or act on behalf of clients regarding investments whose results are not guaranteed, and clients that experience investment return shortfalls may assert claims against us.

We provide advice on both asset allocation and selection of investment managers. For some clients, we are responsible for making decisions on both these matters, or we may serve in a fiduciary capacity. Asset classes may experience poor absolute performance, and investment managers may underperform their benchmarks; in both cases the investment return shortfall can be significant. Clients experiencing this underperformance may assert claims against us, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be limited in certain jurisdictions or in connection with claims involving breaches of fiduciary duties or other alleged errors or omissions.

Our investment activities may require specialized operational competencies, and if we fail to properly execute our role in cash and investment management, our clients or third parties may assert claims against us.

For certain clients, we are responsible for some portions of cash and investment management, including rebalancing of investment portfolios and guidance to third parties on structure of derivatives and securities transactions. Our failure to properly execute our role can cause monetary damage to our clients or such third parties for which we might be found liable, and such claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Our ability to limit our potential liability may be constrained in certain jurisdictions.

Towers Watson may be engaged in providing services outside the core human capital and risk management business currently conducted by Towers Perrin and Watson Wyatt, which may carry greater risk of liability.

We continue to grow the business of providing professional services to institutional investors and financial services companies. The risk of claims from these lines of business may be greater than from our core human capital and risk management business, and such claims may be for significant amounts. For example, we may assist a pension plan to hedge its exposure to changes in interest rates. If the hedge does not perform as expected, we could be exposed to claims. Contractual provisions intended to mitigate risk may not be enforceable.

Our business faces rapid technological change, and our failure to respond to this change quickly could materially adversely affect our business.

To remain competitive in the business lines in which we engage, we have to identify and offer the most current technologies and methodologies. In some cases, significant technology choices and investments are required. If we do not respond correctly, quickly or in a cost-effective manner, our business and results of operations might be harmed.

The effort to gain technological expertise and develop new technologies in our business may require us to incur significant expenses and, in some cases, to implement these new technologies globally. If we cannot offer new technologies as quickly or effectively as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we will offer or develop.

Limited protection of our intellectual property could harm our business, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

We cannot guarantee that trade secret, trademark and copyright law protections are adequate to deter misappropriation of our intellectual property (including our software, which may become an increasingly important part of our business). Existing laws of some countries in which we provide services or products may offer only limited protection of our intellectual property rights. Redressing infringements may consume significant management time and financial resources. Also, we may be unable to detect the unauthorized use of our intellectual property and take the necessary steps to enforce our rights, which may have a material adverse impact on our business, financial condition or results of operations. We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, result in financial liability and prevent us from offering some services or products.

We could have liability or our reputation could be damaged if we do not protect client data or information systems or if our information systems are breached.

We depend on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations around the world and with our alliance partners and clients. Security breaches could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We also are required at times to manage, utilize and store sensitive or confidential client or employee data. As a result, we are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including any of our associates, fails to comply with, disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, accident, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our associates or third parties, could result in significant additional expenses (including expenses relating to notification of data security breaches and costs of credit monitoring services), negative publicity, legal liability and damage to our reputation, as well as require substantial resources and effort of management, thereby diverting management’s focus and resources from business operations.

Insurance may become more difficult or expensive to obtain.

The availability, terms and price of insurance are subject to many variables, including general insurance market conditions, loss experience in related industries and in the actuarial and benefits consulting industry, and the specific claims experience of an individual firm. We are subject to various regulatory requirements relating to insurance as well as client requirements. There can be no assurance that we will be able to obtain insurance at cost-effective rates or with reasonable retentions. Increases in the cost of insurance could affect our profitability and the unavailability of insurance to cover certain risks could have a material adverse effect on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

Towers Watson and its subsidiaries could encounter significant obstacles in securing adequate insurance coverage for errors and omissions liability risks on favorable or acceptable terms.

Towers Perrin and Watson Wyatt each obtained primary insurance for errors and omissions liability risks from a Vermont-regulated group captive insurance company known as Professional Consultants Insurance Company, Inc. (which we refer to as “PCIC”). The stockholders and insureds of PCIC were legacy Towers Perrin, legacy Watson Wyatt and Milliman, Inc. (“Milliman”). On January 1, 2010, the effective date of the Merger of Towers Perrin and Watson Wyatt, Towers Watson became the owner of 72.8 percent of the stock of PCIC.

Towers Perrin and Watson Wyatt provided PCIC with notice of non-renewal of the respective PCIC policies of insurance that expired at 12:01 a.m. on July 1, 2010. PCIC provided a notice of non-renewal to Milliman and will not issue a policy of insurance to Milliman for the policy period starting July 1, 2010 or thereafter. PCIC will continue to operate in order to pay losses arising from claims reported by its insureds during the periods covered by previously issued policies of insurance.

Since July 1, 2010, we have obtained our primary insurance for errors and omissions liability risks from a Vermont-regulated wholly owned captive insurance company known as Stone Mountain Insurance Company (“Stone Mountain”). Stone Mountain has secured reinsurance for a portion of the Towers Watson risks it underwrites. Towers Watson has secured excess errors and omissions liability coverage above the coverage provided by Stone Mountain in amounts we consider to be prudent. Stone Mountain has issued a policy of insurance to us that is substantially similar in form to the policy of insurance issued by PCIC.

The combination of the formation of Stone Mountain, which essentially results in self-insurance by us of our primary errors and omissions risk, and our controlling ownership interest in PCIC and the accompanying requirement that we consolidate PCIC’s financial results into our financial results is likely to result in increased earnings volatility for us. In addition, the inability of Stone Mountain to secure reinsurance or our inability to secure excess errors and omissions professional liability coverage could have a material adverse impact on our financial condition or our ability to transact business in certain geographic areas, particularly in any specific period.

We have material pension liabilities that can fluctuate significantly.

Towers Perrin and Watson Wyatt have material pension liabilities, which were assumed by us on January 1, 2010. Watson Wyatt’s projected benefit obligation at June 30, 2009 was $1,118.8 million, of which $255.3 million represented unfunded pension liabilities. Towers Perrin’s projected benefit obligation at December 31, 2009 was $1,905.7 million, of which $496.4 million represented unfunded pension liabilities. Movements in the interest rate environment, inflation or changes in other assumptions that are used for the estimates of our benefit obligations and other factors could have a material effect on the level of liabilities in these plans at any given time. These pension plans have minimum funding requirements that may require material amounts of periodic additional funding. Cash required to fund pension plans may have to be diverted from other corporate initiatives.

Towers Perrin and Towers Watson are defendants in several lawsuits commenced by former Towers Perrin shareholders.

On November 5, 2009, certain former Towers Perrin shareholders commenced a legal proceeding in the United States District Court for the Eastern District of Pennsylvania (the “Dugan Action”) against Towers Perrin, members of its board of directors, and certain members of senior management. Plaintiffs are former members of Towers Perrin’s senior management who left Towers Perrin at various times between 1995 and 2000. They seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who meet certain other specified criteria. Although the complaint in the Dugan Action does not contain a quantification of the damages sought, on December 9, 2009, plaintiffs made a settlement demand on Towers Perrin of $800 million to settle the action on behalf of the proposed class.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the Dugan Action, commenced a separate legal proceeding (the “Allen Action”) in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in a form similar to those alleged in the Dugan Action. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

On January 15, 2010, another former Towers Perrin shareholder who separated from service in March 2005 when Towers Perrin and Electronic Data Systems, Inc. launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO (“eHRO”), commenced a separate legal proceeding (the “Pao Action”) in the United States District Court for the Eastern District of Pennsylvania, also alleging the same claims in a form similar to those alleged in the Dugan Action. The plaintiff in this action, in which Towers Watson also is named as a defendant, seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with the formation of eHRO and who are excluded from the proposed class in the Dugan Action.

The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the United States District Court for the Eastern District of Pennsylvania consolidated the three actions for all purposes. We believe the claims are without merit, have filed a motion to dismiss the complaints in their entireties, and intend to continue to vigorously defend against the actions. We could incur significant costs defending against these claims. The outcome of this legal proceeding is inherently uncertain and could be unfavorable to us.

Our reinsurance brokerage business could be subject to claims arising from its work, which could materially adversely affect our reputation and business.

Our reinsurance brokerage business may be subject to claims brought against it by clients or third parties. Clients are likely to assert claims if they fail to make full recoveries in respect of their own claims. If reinsurers with whom we place business for our clients become insolvent or otherwise fail to make claims payments, this may also result in claims against us.

Our reinsurance business assists its clients in placing reinsurance and handling related claims, which could involve substantial amounts of money. If our work results in claims, claimants may seek large damage awards and defending these claims can involve potentially significant costs and may not be successful. Claims could, by way of example, arise as a result of our reinsurance brokers failing to:

•	Place the reinsurance coverage requested by the client;

•	Report claims on a timely basis or as required by the reinsurance contract or program;

•	Communicate complete and accurate information to reinsurers relating to the risks being reinsured; or

•	Appropriately model or advise our clients in relation to the extent and scope of reinsurance coverage that is advisable for a client’s needs.

Moreover, Towers Perrin’s reinsurance brokerage contracts generally do not limit the maximum liability to which Towers Perrin, as a subsidiary of Towers Watson, may be exposed for claims involving alleged errors or omissions.

Reinsurance brokerage revenue is influenced by factors that are beyond our control, and volatility or declines in premiums or other trends in the insurance and reinsurance markets could significantly undermine the profitability of our reinsurance brokerage business.

For the three months ended March 31, 2010, we derived approximately five percent of our consolidated revenue from our reinsurance brokerage business, which in turn derives a majority of its revenue from commissions. Revenue earned in our capacity as a reinsurance broker is based in large part on the rates that the global reinsurance marketplace prices for risks. For example, we do not determine reinsurance premiums on which commissions are generally based.

Premiums are cyclical in nature and may vary widely based on market conditions. When premium rates decline, the commissions and fees earned for placing certain reinsurance contracts and programs also tend to decrease. When premium rates rise, we may not be able to earn increased revenue from providing brokerage services because clients may purchase less reinsurance, there may be less reinsurance capacity available, or clients may negotiate a reduction to the compensation rate or a reduced fee for our services.

To the extent our clients are or become materially adversely affected by declining business conditions in the current economic environment, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would limit our ability to generate commission revenue. Clients also may decide not to utilize our risk management services, which would limit our ability to generate fee revenue.

We may not be able to obtain financing on favorable terms or at all.

The maintenance and growth of our business depends on our access to capital, which will depend in large part on cash flow generated by our business and the availability of equity and debt financing. There can be no assurance that our operations will generate sufficient positive cash flow to finance all of our capital needs or that we will be able to obtain equity or debt financing on favorable terms or at all.

Our revolving credit facility contains a number of restrictive covenants that restrict our operations.

The Towers Watson $500 million revolving credit facility contains a number of customary restrictive covenants imposing operating and financial restrictions on Towers Watson, including restrictions that limit our ability to engage in acts that may be in our long-term best interests. These covenants include, among others, limitations (and in some cases, prohibitions) that, directly or indirectly, restrict our ability to:

•	Incur liens or additional indebtedness (including guarantees or contingent obligations);

•	Engage in mergers and other fundamental changes;

•	Sell or otherwise dispose of property or assets;

•	Pay dividends and other distributions; and

•	Change the nature of our business.

The credit agreement also contains financial covenants that limit our interest expense and total debt relative to EBITDA.

The operating restrictions and financial covenants in our credit agreement do, and any future financing agreements may, limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on terms favorable to us.

The credit agreement specifies several events of default, including non-payment, certain cross-defaults, certain bankruptcy events, covenant or representation breaches and certain changes in control. If an event of default occurs, the lenders under the credit agreement are expected to be able to elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. We may not be able to repay all amounts due under the credit agreement in the event these amounts are declared due upon an event of default.

We rely on third parties to provide services and their failure to perform the services could harm our business.

As part of providing services to clients and managing our business, we rely on a number of third-party service providers. Our ability to perform effectively depends in part on the ability of these service providers to meet their obligations, as well as on our effective oversight of their performance. The quality of our services could suffer or we could be required to incur unanticipated costs if our third-party service providers do not perform as expected or their services are disrupted. This could have a material adverse effect on our business and results of operations.

If we are not able to implement any recommended improvements in our internal control over financial reporting or favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is not able to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, our business, financial condition or results of operations could be materially adversely affected.

If our internal control over financial reporting is not effective, the reliability of our financial statements could be impaired. Since January 1, 2010, the effective time of the Merger, we have devoted and continue to devote considerable resources, including management’s time and other internal resources, to a continuing effort to comply with regulatory requirements relating to internal control and the preparation of financial statements, including implementing any changes recommended by our independent registered public accounting firm. In particular, these efforts have and will continue to focus on Towers Perrin and its subsidiaries, which prior to January 1, 2010 had not been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC. We will be required to certify to and report on, and our independent registered public accounting firm will be required to attest to, the effectiveness of our internal control over financial reporting on an annual basis. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could be materially adversely affected.

There can be no assurance that we will be able to implement and maintain any recommended improvements in our internal control over financial reporting. Any failure to do so could cause the reliability of our financial statements to be impaired and could also cause us to fail to meet our reporting obligations under applicable law, either of which could cause our business, financial condition or results of operations to be materially adversely affected.

Risks Relating to an Investment in Our Class A Common Stock

The stock price of Class A Common Stock may be volatile.

The stock price of the Class A Common Stock may in the future be volatile and subject to wide fluctuations. In addition, the trading volume of the Class A Common Stock may in the future fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in the stock price or trading volume of the Class A Common Stock include:

•

General market and economic conditions, including market conditions in the human capital and risk and financial management consulting industries and regulatory developments in the United States, foreign countries or both;

•	Actual or expected variations in our quarterly results of operations and in the quarterly results of operations of companies perceived to be similar to us;

•	Differences between actual results of operations and those expected by investors and analysts;

•	Changes in recommendations by securities analysts;

•	Operations and stock performance of competitors;

•	Accounting charges, including charges relating to the impairment of goodwill or other intangible assets;

•	Significant acquisitions, dispositions or strategic alliances by us or by competitors;

•	Sales of the Class A Common Stock, including sales by our directors and officers or significant investors;

•	Incurrence of additional debt;

•	Dilutive issuance of equity;

•	Recruitment or departure of key personnel;

•	Loss or gain of key clients;

•	Litigation involving us, our general industry or both; and

•	Changes in reserves for professional liability claims.

There can be no assurance that the stock price of the Class A Common Stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Shares of Towers Watson common stock eligible for public sale could adversely affect the stock price.

On January 1, 2010, the then-former Towers Perrin security holders received, in the aggregate, 50 percent of Towers Watson’s voting common stock then outstanding. Those shares are subject to various restrictions. For example, shares of Class B Common Stock automatically convert into freely tradable Class A Common Stock in equal annual installments over four years beginning on January 1, 2011. In addition, transfer restrictions on restricted shares of Class A Common Stock received by a holder of Towers Perrin restricted stock units lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder’s Towers Perrin restricted stock unit award agreement) beginning on January 1, 2011. As of July 14, 2010, we had the following shares outstanding: (i) 47,174,411 shares of Class A Common Stock (including 4,217,426.68 shares of restricted Class A Common Stock), (ii) 10,530,852.92 shares of Class B-1 Common Stock, (iii) 5,561,630.05 shares of Class B-2 Common Stock, (iv) 5,561,630.05 shares of Class B-3 Common Stock, and (v) 5,387,713.98 shares of Class B-4 Common Stock.

Pursuant to our certificate of incorporation, our Board of Directors has the discretion to accelerate the conversion of any shares of Class B Common Stock into shares of freely tradable Class A Common Stock, provided that the total number of shares so converted does not exceed, in the aggregate, five percent of the total shares of Class B Common Stock. On July 19, 2010, we filed a proxy statement with the SEC regarding a special meeting of stockholders to be held on                     , 2010. At the special meeting, stockholders will vote on a proposal to amend our certificate of incorporation to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. The proposed amendment to our certificate of incorporation would provide us with the flexibility to release converted shares of Class B Common Stock into the public market, if our Board of Directors determined that such action were advisable.

The sales or potential sales of a substantial number of shares of Class A Common Stock in the public market after the Class B Common Stock converts or shares of restricted Class A Common Stock vest could depress the market price of Class A Common Stock at such time and could then impair our ability to raise capital through the sale of additional securities.

We will only pay dividends if and when declared by our Board of Directors.

Any determination to pay dividends in the future is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that our Board of Directors deems relevant. If we do not pay dividends, then the return on an investment in our common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that our common stock will appreciate in value or maintain its value.

We have various mechanisms in place that could prevent a change in control that a stockholder might favor.

Our certificate of incorporation and bylaws contain provisions that might discourage, delay or prevent a change in control that a stockholder might favor. Our certificate of incorporation or bylaws:

•	Authorize the issuance of preferred stock without fixed characteristics, which could be issued by our Board of Directors pursuant to a stockholder rights plan and deter a takeover attempt;

•	Provide that only the Chief Executive Officer, President or our Board of Directors may call a special meeting of stockholders;

•	Limit business at special stockholder meetings to such business as is brought before the meeting by or at the direction of our Board of Directors;

•	Prohibit stockholder action by written consent, and require all stockholder actions to be taken at an annual or special meeting of the stockholders;

•	Provide our Board of Directors with exclusive power to change the number of directors;

•	Provide that all vacancies on our Board of Directors, including new directorships, may only be filled by a resolution adopted by a majority of the directors then in office;

•

Do not opt out of Section 203 of the Delaware General Corporation Law, which prohibits business combinations between a corporation and any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder;

•	Require a supermajority vote for the stockholders to amend the bylaws; and

•	Prohibit any stockholder from presenting a proposal or director nomination at an annual stockholders’ meeting unless such stockholder provides us with sufficient advance notice.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. You can identify these statements and other forward-looking statements in this filing by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “continue,” or similar words, expressions or the negative of such terms or other comparable terminology. You should read these statements carefully because they contain projections of our future results of operations or financial condition, or state other “forward-looking” information. A number of risks and uncertainties exist which could cause actual results to differ materially from the results reflected in these forward-looking statements. The factors discussed in the section in this prospectus entitled “Risk Factors,” among others, could cause actual results to differ from those set forth in the forward-looking statements.

These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature. We undertake no obligation to update any of the forward-looking information included in this prospectus, whether as a result of new information, future events, changed expectations or otherwise, except as required by law. You should review this prospectus carefully, including the section entitled “Risk Factors,” for a more complete discussion of the risks of an investment in our Class A Common Stock.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of Class A Common Stock being sold in the offering, including any shares sold on exercise of the underwriters’ overallotment option, and therefore will receive all of the proceeds from the offering. We will not receive any proceeds from the offering.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A Common Stock is quoted on the New York Stock Exchange LLC (the “NYSE”) and the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “TW.” There is no trading market for our shares of Class B Common Stock.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A Common Stock since January 4, 2010, the first trading day of the Class A Common Stock following consummation of the Merger between Towers Perrin and Watson Wyatt.

	High	Low
Fiscal Year 2010
Third quarter (January 4, 2010—March 31, 2010)	$51.48	$42.72
Fourth quarter (April 1, 2010—June 30, 2010)	$50.05	$38.65
Fiscal Year 2011
First quarter (July 1, 2010—July 16, 2010)	$41.73	$38.04

On July 16, 2010, the closing price per share of our Class A Common Stock was $40.89. As of July 14, 2010, there were 133 stockholders of record of our Class A Common Stock, and there were 629 stockholders of record of our Class B Common Stock.

DIVIDEND POLICY

Our Board of Directors recently determined to declare and pay regular quarterly cash dividends in the amount of $0.075 per share (at an annual rate of $0.30 per share) on all of our outstanding Class A Common Stock and Class B Common Stock, with such dividend payments having begun at the end of the third quarter of fiscal year 2010. Since we began material operations on January 1, 2010, our Board of Directors has declared a regular quarterly cash dividend of $0.075 per share for the quarters ending March 31, 2010 and June 30, 2010.

Notwithstanding the foregoing, any determination to declare and pay dividends is at the discretion of our Board of Directors and will depend upon Towers Watson’s results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that our Board of Directors deems relevant at such time.

On January 1, 2010, in connection with the Merger, Towers Watson entered into a credit agreement with a syndicate of banks for a three-year, $500 million revolving credit facility. The credit agreement contains restrictions on the ability of Towers Watson to pay dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2010. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

As of March 31, 2010
(in thousands)
Cash, cash equivalents and short-term investments	$599,123

Debt
Note Payable	$200,967
Revolving Credit Facility	15,000
Brazil Credit Facility	2,800

Total Debt	$218,767

Stockholders’ equity
Class A Common Stock—$0.01 par value:
300,000,000 shares authorized; 47,051,134 issued and 47,051,134 outstanding	$470
Class B Common Stock—$0.01 par value:
93,500,000 shares authorized; 29,374,775 issued and 29,374,775 outstanding	294
Additional paid-in capital	1,750,520
Treasury stock, at cost, 0 shares	—
Retained earnings	659,007
Accumulated other comprehensive loss	(195,291)
Non-controlling interest	11,567

Total equity	2,226,567

Total capitalization	$2,445,334

Unless otherwise indicated, references in this prospectus to the number of shares of Class A Common Stock outstanding are calculated as of July 14, 2010 and:

•	do not give effect to the anticipated conversion of shares of Class B-1 Common Stock into shares of Class A Common Stock offered hereby; and

•	exclude 291,857 shares of Class A Common Stock reserved for future issuance in connection with the exercise of equity awards.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial data for the five fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005 and the nine months ended March 31, 2010 and 2009 is presented in accordance with U.S. GAAP. Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the nine months ended March 31, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010. We derived the selected statement of operations data for the fiscal years ended June 30, 2009, 2008 and 2007 and the selected balance sheet data as of June 30, 2009 and 2008 from our historical audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of and for the nine months ended March 31, 2010 and 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the summary historical statement of operations data for the fiscal years ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2007, 2006 and 2005 from our audited consolidated financial statements not included in this prospectus. This historical data is only a summary. You should read this information in conjunction with Towers Watson’s and its predecessor’s historical audited and unaudited financial statements and related notes in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of and for the Year Ended June 30,					As of and for the Nine Months Ended March 31,
	2009	2008	2007	2006	2005	2010	2009
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue	$1,676,029	$1,760,055	$1,486,523	$1,271,811	$737,421	$1,637,922	$1,279,509
Income from operations	209,383	226,773	179,305	132,417	80,785	140,095	158,759
Net income	$146,458	$155,441	$116,275	$87,191	$52,162	$63,076	$115,734
Net income attributable to controlling interests						$62,468
Per Share Data:
Earnings per share:
Basic	$3.43	$3.65	$2.74	$2.11	$1.60	$1.16	$2.70
Diluted	$3.42	$3.50	$2.60	$2.01	$1.58	$1.16	$2.69
Dividends declared per share	$0.30	$0.30	$0.30	$0.30	$0.30	$0.23	$0.23
Weighted average shares of common stock:
Basic (000)	42,690	42,577	42,413	41,393	32,541	53,777	42,705
Diluted (000)	42,861	44,381	44,684	43,297	32,845	53,920	42,869
Balance Sheet Data:
Cash and cash equivalents	$209,832	$124,632	$248,186	$165,345	$168,076	$474,950	$118,292
Working capital	228,460	172,241	326,354	197,312	236,658	575,401	214,114
Goodwill and intangible assets	728,987	870,943	594,651	511,116	22,664	2,512,683	659,813
Total assets	$1,626,319	$1,715,976	$1,529,709	$1,240,359	$618,679	$4,538,682	$1,453,579
Revolving credit facility	—	—	105,000	30,000	—	15,000	40,223
Other long-term obligations (1)	435,541	346,335	326,782	265,263	256,924	1,403,113	282,978
Total stockholders’ equity	$853,638	$984,395	$787,519	$648,761	$234,203	$2,215,000	$822,421

(1)	Other long-term obligations includes accrued retirement benefits, deferred rent and accrued lease losses, deferred income taxes and other long-term tax liabilities, professional liability claims reserve, contingency stock payable and other non-current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed combined statements of operations for Towers Watson give effect to the Merger as if it occurred as of July 1, 2008. The pro forma condensed combined statement of operations for the fiscal year ended June 30, 2009 combines Watson Wyatt’s historical audited consolidated statement of operations for the fiscal year ended June 30, 2009 with Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009. The pro forma condensed consolidated statement of operations for the nine months ended March 31, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations for the three months ended March 31, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statements of operations for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform to Watson Wyatt’s fiscal year end. Towers Perrin’s historical statement of operations for the twelve months ended June 30, 2009 was derived by subtracting (1) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2008 from (2) Towers Perrin’s audited consolidated statement of operations for the twelve months ended December 31, 2008, and adding (3) Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009. Towers Perrin’s historical unaudited consolidated statement of operations for the six months ended December 31, 2009 was derived by subtracting Towers Perrin’s unaudited consolidated statement of operations for the six months ended June 30, 2009 from Towers Perrin’s audited consolidated statement of operations for the year ended December 31, 2009. The unaudited pro forma condensed combined financial statements should be read together with the respective historical financial statements and related notes of Towers Perrin and Watson Wyatt and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined statements of operations give effect to the Merger including:

•	related Merger consideration;

•	adjustments made to record the assets and liabilities of Towers Perrin at their estimated fair values;

•	reclassifications made to conform Towers Perrin’s and Watson Wyatt’s historical financial statement presentation to Towers Watson’s; and

•	the consolidation of Professional Consultants Insurance Company, Inc., which we refer to as “PCIC.”

Towers Perrin was a private, employee-owned corporation. As a result, Towers Perrin’s historical unaudited consolidated statement of operations for the twelve months ended June 30, 2009 does not reflect the level of net income that Towers Perrin is expected to contribute to Towers Watson, as a public company. Further, the revenue growth that we expect Towers Watson to achieve from strengthening core services and expanding the existing portfolio of services is not reflected in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statements of operations do not reflect certain financial targets relating to the Merger, such as our targeted synergy cost savings, reductions in compensation and benefits expense resulting from the retirement of Class R participants, and a further targeted reduction in compensation expense resulting from the elimination of the principal bonus payments historically paid to legacy Towers Perrin Principals.

Pro forma earnings per share will reflect the impact of significant non-cash and non-recurring expenses resulting from the Merger, including compensation expense incurred as a result of the issuance of Towers Watson restricted Class A Common Stock to Towers Perrin restricted stock unit (“RSU”) holders and the incremental amortization of acquired intangible assets.

For purposes of these unaudited pro forma condensed combined statements of operations, we have provided the fair value of the consideration and the allocation to Towers Perrin’s tangible and intangible assets acquired and liabilities assumed based on preliminary estimates of their fair values as of January 1, 2010, the consummation date of the Merger, as described in the accompanying notes. These allocations are based on preliminary estimates and assumptions, which are subject to change.

Towers Watson is working toward finalizing and implementing an integration plan that may affect how the assets acquired, including intangibles, will be utilized. If assets in the combined company are phased out or no longer used, additional amortization, depreciation and/or impairment charges would be recorded.

The following unaudited pro forma condensed combined statements of operations are provided for informational purposes only. They do not purport to represent what Towers Watson’s results of operations would have been had the Merger been completed as of the date indicated and do not purport to be indicative of the results of operations that Towers Watson may achieve in the future.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended June 30, 2009

	Historical			Pro Forma Adjustments		As Adjusted
	Watson Wyatt	Towers Perrin	PCIC
	(In thousands, except share and per share data)
Revenue	$1,676,029	$1,586,299	$39,873	$(27,804)	I	$3,251,323
				(23,074)	L

Costs of providing services:
Salaries and employee benefits	936,825	1,107,554	147	99,818	B	2,236,883
				92,539	H
Professional and subcontracted services	95,690	127,010	1,144	69,448	H	281,922
				(11,370)	E
Occupancy	183,433	68,315	—	(111,025)	H	144,392
				3,669	A
General and administrative expenses	177,250	245,769	19,226	(27,804)	I	363,479
				(50,962)	H
Depreciation and amortization	73,448	38,758	—	24,308	A	136,514

	1,466,646	1,587,406	20,517	88,621		3,163,190

Income (loss) from operations	209,383	(1,107)	19,356	(139,499)		88,133

Income from affiliates	8,350	5,257	—	(13,313)	K	294
Interest income	2,022	4,708	4,924	(3,087)	C	8,567
Interest expense	(2,778)	(3,489)	—	(5,069)	D	(13,229)
				(1,893)	G
Other non-operating income	4,926	14,884	—	—		19,810

Income before income taxes	221,903	20,253	24,280	(162,861)		103,575

Provision for income taxes	75,276	40,223	8,268	(63,251)	F	60,516

Net income (loss)	$146,627	$(19,970)	$16,012	$(99,610)		$43,059

Less: Net income (loss) attributable to noncontrolling interests	$169	$—	$—	$4,346	J	$4,515

Net income (loss) attributable to controlling interests	$146,458	$(19,970)	$16,012	$(103,956)		$38,544

Earnings per share:
Net income—Basic	$3.43				M	$0.50

Net income—Diluted	$3.42				M	$0.50

Weighted average shares of common stock, basic (000)	42,690				M	76,422

Weighted average shares of common stock, diluted (000)	42,861				M	76,565

The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of operations.

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended March 31, 2010

	Three Months Ended March 31, 2010	Six Months Ended December 31, 2009			Nine Months Ended March 31, 2010
	As Reported	Historical
	Towers Watson	Watson Wyatt	Towers Perrin	PCIC	Pro Forma Adjustments		As Adjusted
	(In thousands except share and per share data)
Revenue	$803,963	$833,959	$798,131	$12,750	$(9,405)	I	$2,431,008
					$(8,390)	L

Costs of providing services:
Salaries and employee benefits	537,706	524,546	558,855	107	46,670	B	1,667,884
Professional and subcontracted services	52,139	49,865	79,421	483			181,908
Occupancy	35,735	37,668	35,406	—	2,204	A	111,013
General and administrative expenses	69,999	71,454	40,351	16,924	(9,774)	I	188,954
Depreciation and amortization	32,834	36,185	19,007	—	11,508	A	99,534
Transaction and integration expenses	24,405	25,292	—	—	(49,697)	E	—

	752,818	745,010	733,040	17,514	911		2,249,293

Income (loss) from operations	51,145	88,949	65,091	(4,764)	(18,706)		181,715

Income (loss) from affiliates	(1,049)	(164)	(164)	—	353	K	(1,024)
Interest income	1,169	539	530	1,517	(266)	C	3,489
Interest expense	(2,273)	(1,053)	(1,536)	—	(2,148)	D	(7,957)
					(947)	G
Other non-operating income	704	2,900	5,281	—	—		8,885

Income before income taxes	49,696	91,171	69,202	(3,247)	(21,714)		185,108

Provision for income taxes	40,329	37,463	9,779	(1,187)	(25,486)	F	60,898

Net income (loss)	9,367	53,708	59,423	(2,060)	3,772		124,210
Less: Net income (loss) attributable to non-controlling interests	552	56	—	—	(559)	J	49

Net income (loss) attributable to controlling interests	$8,815	$53,652	$59,423	$(2,060)	$4,331		$124,161

Earnings per share:
Net income—Basic	$0.12					M	$1.62

Net income—Diluted	$0.12					M	$1.62

Weighted average shares of common stock, basic (000)	76,414					M	76,422

Weighted average shares of common stock, diluted (000)	76,416					M	76,565

The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Professional Consultants Insurance Company, Inc.

As of June 30, 2009, PCIC provided professional liability insurance on a claims-made basis to Towers Perrin, Watson Wyatt and a third member firm; each of Towers Perrin and Watson Wyatt owned a 36.43% equity investment in PCIC. As of January 1, 2010, Towers Watson owns 72.86% of PCIC and, as the primary beneficiary of PCIC, is required to consolidate PCIC into its consolidated financial statements.

As a result of the consolidation of PCIC into Towers Watson’s financial statements, all transactions between PCIC and each of Towers Perrin and Watson Wyatt have been eliminated, including all transactions involving premium revenue, insurance expense, prepaid premium, unearned premium, equity and gain/loss on earnings of the equity method investee. The minority interest attributable to the third member firm of PCIC is reflected as a separate line in total equity on the unaudited pro forma condensed combined balance sheet and the net income attributed to the non-controlling interest held by the third member firm is included in the unaudited pro forma condensed combined statement of operations.

Towers Watson’s fiscal year ends on June 30. Historically, PCIC’s fiscal year ended on December 31, which was changed to a fiscal year ending on June 30 post-merger. PCIC’s financial information has been recast for the twelve months ended June 30, 2009 and for the nine months ended March 31, 2010. PCIC’s unaudited historical statement of operations for the 12 months ended June 30, 2009 was derived from PCIC’s historical audited consolidated statement of operations for the twelve months ended December 31, 2008 less PCIC’s unaudited historical statement of operations for the six months ended June 30, 2008 plus PCIC’s unaudited historical statement of operations for the six months ended June 30, 2009.

2. Conforming Year End

Towers Perrin’s financial information has been recast to conform with Watson Wyatt’s June 30 fiscal year end as follows:

	Twelve Months Ended December 31, 2008	Six Months Ended June 30, 2008	Six Months Ended December 31, 2008	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2009
	(i)	(ii)	(iii)=(i)-(ii)	(iv)	(iii) + (iv)
			(In thousands)
Revenue	$1,719,769	$892,131	$827,638	$758,661	$1,586,299

Costs of providing services:
Salaries and employee benefits	1,206,637	636,612	570,025	537,529	1,107,554
Professional and subcontracted services	122,379	59,361	63,018	63,992	127,010
Occupancy, communications and other	68,561	34,872	33,689	34,626	68,315
General and administrative expenses	255,983	123,810	132,173	113,596	245,769
Depreciation and amortization	36,986	16,592	20,394	18,364	38,758

	1,690,546	871,247	819,299	768,107	1,587,406

Income (loss) from operations	29,223	20,884	8,339	(9,446)	(1,107)

Other non-operating income	10,167	4,227	5,940	15,420	21,360

Income before income taxes	39,390	25,111	14,279	5,974	20,253

Provision for income taxes	34,450	6,107	28,343	11,880	40,223

Net income (loss)	$4,940	$19,004	$(14,064)	$(5,906)	$(19,970)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

3. Fair Value of Consideration and of Net Assets Acquired and Intangibles

Fair Value of Consideration

The business combination has been accounted for using the acquisition method of accounting as prescribed in Accounting Standards Codification (“ASC”) 805, Business Combinations. The total consideration of $1.8 billion is comprised of $200 million of cash and $200 million of notes payable to Class R shareholders and of stock consideration for the following: Class A shares for certain foreign shareholders of $9.9 million, Restricted Class B-1, B-2, B-3 and B-4 shares of $1.3 billion and Restricted Class A shares of $43.7 million.

The consideration given in the form of cash and notes payable was measured in the amount of cash paid and notes payable issued. According to ASC 805, the fair value of the securities traded in the market the day before the Merger is consummated is used to determine the fair value of the equity consideration. As accounting predecessor, Watson Wyatt’s closing share price on the NYSE on December 31, 2009 of $47.52 was used to determine the fair value of equity consideration. The equity consideration for the Class A shares issued to certain foreign shareholders of $9.9 million is valued at $47.52 multiplied by 209,013, the number of shares issued. The estimated fair value of the restricted Class B1–B4 shares of $1.3 billion was calculated at $47.52 multiplied by 29,483,008, the number of shares issued and using a discount to approximate the fair value of the one-, two-, three- and four-year period of restriction lapse until the shares are converted into freely tradable Towers Watson Class A common stock. The estimated fair value of the Restricted Class A shares of $43.7 million includes (i) the vested portion of the Towers Perrin restricted stock units which was earned by employees related to the service condition from grant date in October 2009 until the Merger date January 1, 2010 valued at $47.52 per share and (ii) 10 percent of the unvested portion of the Towers Perrin restricted stock units which is the estimate of forfeitures that will result from employees not fulfilling the service condition during the three-year vesting post-Merger which will be proportionately distributed to Class F shareholders, the Towers Perrin shareholders as of the Merger date.

As a result of closing of the Merger, all outstanding Towers Perrin and Watson Wyatt common stock, restricted stock units and derivative securities were converted into the right to receive the following forms of consideration:

•

46,911,275 shares of Towers Watson Class A Common Stock (less a number of shares that were withheld for tax purposes in respect of Watson Wyatt deferred stock units and deferred shares), including 4,248,984 shares of Restricted Towers Watson Class A Common Stock;

•	29,483,008 shares of Towers Watson Class B Common Stock, including:

•	12,798,118 shares of Class B-1 Common Stock;

•	5,561,630 shares of Class B-2 Common Stock;

•	5,561,630 shares of Class B-3 Common Stock; and

•	5,561,630 shares of Class B-4 Common Stock;

•	8,548,835 shares of Towers Watson Class R Common Stock, which subsequently were redeemed automatically in exchange for the right to receive:

•	$200 million in cash (subject to applicable tax withholding and gross-up adjustments); and

•	Towers Watson Notes in an aggregate principal amount of $200 million.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In addition, on January 1, 2010, Towers Watson issued shares of Class F stock, no par value, pro rata to all holders of Towers Perrin common stock, which shares represent only the contingent right to receive, three years after the Merger, a pro rata portion of a number of shares of Towers Watson Class A common stock equal to the number of shares of Restricted Towers Watson Class A common stock forfeited by former Towers Perrin employees plus a number of shares of Towers Watson Class A common stock with a value equivalent to the amount of dividends attributed to such forfeited shares.

Fair value of net assets acquired and intangibles

According to ASC 805, the assets acquired and liabilities of Towers Perrin assumed by Towers Watson were recorded at their respective fair values as of the combination date, January 1, 2010. The valuation and determination of estimated fair value include significant estimates and assumptions. Management also evaluated the methodology and valuation models to determine the estimated useful lives and amortization method.

Customer relationships

Customer relationship intangible was identified separately from goodwill based on determination of the length, strength and contractual nature of the relationship that Towers Perrin shared with its clients. This customer relationship information was analyzed via the application of the multi-period excess earnings method, an income approach. Several assumptions used in the income approach are revenue growth, retention rate, operating expenses, charge for contributory assets and trade name and the discount rate used to calculate the present value of the cash flows. The customer relationship intangible, valued at $140.8 million, is amortized on an accelerated amortization basis over the estimated useful life of 12 years.

Trademarks and trade names

The Towers Perrin trade name was identified separately from goodwill based on evaluation of the importance of the Towers Perrin trade name to the Towers Perrin business through understanding the brand recognition in the market, importance of the trade name to the customer, and the amount of revenue associated with the trade name. In developing the estimated fair value, the trade name was valued utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and discount rate used to calculate the present value of cash flows. The Towers Perrin trade name, valued at $275.5 million, has an estimated indefinite-lived asset and is not amortized but tested annually for impairment or more frequently if factors exist to indicate impairment.

Developed technology

Developed technology identified separately from goodwill consists of intellectual property such as proprietary software used internally for revenue-producing activities or by clients. Developed technology can provide significant advantages to the owner in terms of product differentiation, cost advantages and other competitive advantages. Three external-use technologies of Towers Perrin: Moses, EVALUE and the Global Compensation technology are offered for sale or subscription and have associated revenue streams. In addition, 22 internally developed technology applications were identified as primary applications used in Towers Perrin’s business but did not have associated revenue streams. The external-use technologies, for which revenue sources were directly identified, were valued by applying the multi-period excess earnings method, an income approach. The internal-use technologies were valued by applying the cost to replicate method, a cost approach. Significant assumptions used in the multi-period excess earnings method were revenue growth, decay rate, cost of revenue, operating expenses, charge for use of contributory assets and trade name and discount rate used to calculate the present value of the cash flows. The external-use technology, valued at $58.2 million, is amortized on an accelerated basis over a weighted-average useful life of 3.6 years. Significant assumptions used in the cost to replicate method were cost to replace including the number and skill level of man hours and cost per hour based on fully burdened salary of staff; profit margin if the work were performed by a third party; and obsolescence factor. The internal-use technology, valued at $67.2 million, is amortized on a straight-line basis over the weighted-average estimated useful life of 4.2 years.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Favorable and unfavorable lease contracts

Assets and liabilities for favorable and unfavorable lease contracts were identified separately from goodwill related for 39 of Towers Perrin’s material real estate lease agreements. The assets and liabilities were valued by comparing cash obligations for each material lease agreement to the estimated market rent at the time of the transaction. The resulting favorable or unfavorable positions are recorded gross as assets or liabilities on the balance sheet. Significant assumptions used in the valuation were market rent, annual escalation percentages based on current inflation rates and a discount rate used to calculate the present value of the cash flows. Both the assets for favorable lease agreements, valued at $12.1 million, and the liabilities for unfavorable lease agreements, valued at $28.1 million, are amortized on a straight-line basis over the life of the respective lease to occupancy costs. The weighted-average estimated useful life for the leases is 7.1 years.

As of the date of this prospectus, the initial accounting for this business combination is not yet complete. Although the Company does not anticipate any significant adjustments, to the extent that the estimates used need to be refined, the Company will do so upon making that determination but not later than one year from the business combination date.

The table below sets forth a preliminary estimate of the Merger consideration transferred to Towers Perrin shareholders and the preliminary estimate of tangible and intangible net assets received in the Merger:

	January 1, 2010
	(In thousands, except share and per share data)
Calculation of Consideration Transferred
Cash paid			$200,000
Notes payable issued to Towers Perrin shareholders			200,000
Towers Perrin shares converted to Towers Watson shares	42,489,840
Less Class R shares	(8,548,835)
Less 10% of consideration in RSU’s	(4,248,984)

Shares of Towers Watson stock issued		29,692,021
Closing price of Watson Wyatt stock, December 31, 2009		$47.52
Average discount for restricted stock		7%

Aggregate fair value of the Towers Watson common stock issued			1,313,650
Fair value of RSU’s assumed in the Merger			43,729

Total consideration transferred			$1,757,379

Estimated Tangible and Intangible Net Assets:
Current assets		$982,053
Other non-current assets		296,682
Identifiable intangible assets		553,844
Deferred tax asset, net		131,631
Current liabilities		(674,974)
Other long-term liabilities		(823,212)
Goodwill		1,291,355

Total estimated tangible and intangible net assets			$1,757,379

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

4. Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are as follows:

A)	Reflects estimated amortization of Towers Perrin’s acquired intangible assets on an accelerated amortization basis over their estimated useful life. Customer-related intangible assets are amortized over a 12 year estimated life and developed technology intangible assets are amortized over a weighted-average four-year estimated life. The trademark and trade names intangible asset has an indefinite life. Also reflects one year (nine months) of an adjustment to rent expense to approximate fair value.

B)	Reflects non-cash compensation expense in connection with the issuance of Towers Watson restricted Class A common stock to Towers Perrin RSU holders in the Merger and $5.9 million of Class A common stock issued pursuant to the acceleration of vesting of Watson Wyatt’s outstanding RSU awards due to change-in-control provisions. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares which vest over one year, two years and three years. The current estimate of total non-cash compensation expense relating to Towers Watson restricted Class A common stock for the three-year period is $158.2 million. This estimate was determined assuming a 10% annual forfeiture rate based on actual and expected attrition.

C)	Reflects interest income forgone as a result of the cash consideration of $200 million paid to Towers Perrin Class R Participants in conjunction with the redemption of Towers Watson Class R common stock.

D)	Reflects interest accrued on $200 million principal amount of Towers Watson Notes issued to Towers Perrin Class R Participants. Interest on the Towers Watson Notes will accrue at a fixed rate per annum, compounded annually, equal to (1) 2.0% or, if greater, (2) 120.0% of the short-term applicable federal rate as of the date of the Merger.

E)	Reflects the elimination of Towers Perrin’s Merger-related transaction costs (including financial advisory, legal and valuation fees). Because transaction costs will not have a continuing impact, they are not reflected in the unaudited pro forma condensed combined statement of operations.

F)	Reflects the provision for taxes, adjustments to deferred tax asset, deferred tax liability, goodwill and retained earnings as a result of the Merger, fair value adjustments to the net assets of Towers Perrin and other acquisition accounting adjustments. On January 1, 2010, Towers Watson recorded deferred taxes and other tax adjustments as part of the accounting for the Merger, including deferred taxes of $262 million related to the estimated fair value adjustments for the acquired assets and liabilities. The deferred taxes have been calculated based on the U.S. and foreign statutory tax rates for jurisdictions where the fair value adjustments are estimated. A U.S. statutory rate of 39.7% was used, except for adjustments related to PCIC for which a 35% statutory rate was used since PCIC would not be included in the U.S. consolidated tax return. For purposes of determining the estimated income tax expense for the adjustments reflected in the unaudited pro forma condensed combined statement of operations, taxes were determined by applying the applicable statutory tax rate for jurisdictions where each pro forma adjustment is expected to be reported. Although not reflected in these unaudited pro forma condensed combined statements of operations, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including repatriation decisions, the geographic mix of income, and post-Merger restructuring activities.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

G)	Reflects one year (nine months) of amortization of $5.7 million of bank fees associated with the Towers Watson credit facility, which will be amortized over a three-year period.

H)	Reflects reclassifications made to conform Towers Perrin’s historical financial statements to Watson Wyatt’s historical financial statement presentation.

I)	Reflects the elimination of premium revenue and unearned revenues from Watson Wyatt and Towers Perrin as recorded by PCIC, as well as related expense recorded by Watson Wyatt and Towers Perrin.

J)	Reflects the 27.14% noncontrolling interest in PCIC of the remaining minority shareholder.

K)	Reflects the elimination of Watson Wyatt’s and Towers Perrin’s earnings from PCIC as recorded under the equity method.

L)	Reflects the reduction of revenue for the acquisition fair value adjustment of historical Towers Perrin deferred revenue to reflect the unrecognized revenue relating to the amount of effort that was performed prior to the Merger which would not be subsequently earned under acquisition accounting rules.

M)	Earnings per share calculations for the year ended June 30, 2009 and nine months ended March 31, 2010 are based on Towers Watson’s fully diluted shares outstanding as of March 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that reflect our current expectations, estimates, forecasts and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Special Note About Forward-Looking Statements.”

Executive Overview

General

We are a leading global professional services firm focused on providing consulting services related to employee benefits, human capital and financial risk management. In the short term, our revenue will be driven by many factors, including the general state of the global economy and the resulting level of discretionary spending, the continuing regulatory compliance requirements of our clients, changes in investment markets, the ability of our associates to attract new clients or provide additional services to existing clients, the impact of new regulations in the legal and accounting fields and the impact of our ongoing cost saving initiatives. In the long term, we expect that our financial results will depend in large part upon how well we succeed in deepening our existing client relationships through thought leadership and a focus on developing cross-practice solutions, actively pursuing new clients in our target markets, cross selling and making strategic acquisitions. We believe the highly fragmented industry in which we operate offers us tremendous growth opportunities, because we provide a unique business combination of benefits and human capital consulting, as well as risk and capital management and strategic technology solutions.

Segments

We provide services in three business segments: Benefits, Risk and Financial Services and Talent and Rewards.

Benefits Segment. The Benefits segment is our largest and most established segment. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The primary lines of business within the Benefits segment are:

•	Retirement;

•	Health and Group Benefits;

•	Technology and Administration Solutions; and

•	International Consulting Group.

The Benefits segment is our largest and most established segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. The Benefits segment contributed approximately 65 percent of total revenue for the nine months ended March 31, 2010. Approximately 45 percent of the Benefits segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations.

Risk and Financial Services Segment. Within the Risk and Financial Services segment, our second largest segment, we have three primary lines of business:

•	Risk Consulting and Software (“RCS”);

•	Investment Consulting and Solutions (“Investment”); and

•	Reinsurance and Insurance Brokerage (“Brokerage”).

The Risk and Financial Services segment accounted for approximately 20 percent of our total revenue for the nine months ended March 31, 2010. Approximately 65 percent of the segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. The segment has a strong base of recurring revenue, driven by long-term client relationships in reinsurance brokerage services, retainer investment consulting relationships, consulting services on financial reporting, and actuarial opinions on property/casualty loss reserves. Some of these relationships have been in place for more than 20 years. A portion of the revenue is related to project work, which is more heavily dependent on the overall level of discretionary spending by clients. This work is favorably influenced by strong client relationships, particularly related to mergers and acquisitions consulting. Major revenue growth drivers include changes in regulations, the level of mergers and acquisitions activity in the insurance industry, growth in pension and other asset pools, and reinsurance retention and pricing trends.

Talent and Rewards Segment. Our third largest segment, Talent and Rewards, is focused on three primary lines of business:

•	Executive Compensation;

•	Rewards, Talent and Communication; and

•	Data, Surveys and Technology.

The Talent and Rewards segment accounted for approximately 15 percent of our total revenue for the nine months ended March 31, 2010. Few of the segment’s projects have a recurring element. As a result, this segment is most sensitive to changes in discretionary spending due to cyclical economic fluctuations. Approximately 45 percent of the segment’s revenue originates from outside the United States and is thus subject to translation exposure resulting from foreign exchange rate fluctuations. Revenue for Talent and Rewards consulting has minimal seasonality, with a small degree of heightened activity in the second half of the year during the annual compensation, benefits and survey cycles. Major revenue growth drivers in this group include demand for workforce productivity improvements and labor cost reductions, focus on high performance culture, globalization of the workforce, changes in regulations and benefits programs, mergers and acquisitions activity, and the demand for universal metrics related to workforce engagement.

The Merger

On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the “Merger Agreement”), Watson Wyatt and Towers Perrin combined their businesses through two simultaneous mergers (the “Merger”) and became wholly owned subsidiaries of Jupiter Saturn Holding

Company, which subsequently changed its name to Towers Watson & Co. Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc., and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this discussion. Although the business combination of Watson Wyatt and Towers Perrin was a “merger of equals,” generally accepted accounting principles require that one of the combining entities be identified as the acquirer by reviewing facts and circumstances as of the acquisition date. Watson Wyatt was determined to be the accounting acquirer. This conclusion is primarily supported by the facts that Watson Wyatt shareholders owned approximately 56 percent of all Towers Watson common stock after the redemption of Towers Watson Class R Common Stock and that Watson Wyatt’s chief executive officer became the chief executive officer of Towers Watson. Watson Wyatt is the accounting predecessor in the Merger; as such, the historical results of Watson Wyatt have become those of Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the nine months ended March 31, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010.

Financial Statement Overview

Shown below are our top five geographical markets based on percentage of consolidated revenue for the three months ended March 31, 2010 as a combined company. The fiscal years ended June 30, 2009, 2008 and 2007 include only historical Watson Wyatt geographic regions.

	Three Months	Fiscal Year
	March 31, 2010	2009	2008	2007
Geographic Region
United States	51%	43%	41%	44%
United Kingdom	22	32	32	31
Canada	6	4	4	4
Germany	4	4	5	1
Netherlands	3	3	4	1

We derive the majority of our revenue from fees for consulting services, which generally are billed at standard hourly rates and expense reimbursement, which we refer to as time and expense, or on a fixed-fee basis. Management believes the approximate percentages for time and expense and fixed-fee basis engagements are 60 percent and 40 percent, respectively. Clients are typically invoiced on a monthly basis with revenue generally recognized as services are performed. No single client accounted for more than one percent of our consolidated revenues for any of our most recent three fiscal years or for the nine months ended March 31, 2010.

Our most significant expense is compensation to associates, which typically comprises over 70 percent of total costs of providing services. In addition to payroll and related benefits and taxes, compensation to associates also includes incentive bonus expense, which is linked to our operating performance. Other significant costs of providing services include office rent and related costs, communications, general and administrative expenses and professional and subcontracted services.

We compensate our directors and select executives with incentive stock-based compensation plans from time to time. When granted, awards are governed by the Towers Watson & Co. 2009 Long Term Incentive Plan, which provides for the awards to be valued at their grant date fair value which is amortized over the three-year expected life of the awards. In connection with the issuance of Towers Watson restricted Class A Common Stock to Towers Perrin RSU holders in the Merger we expect the first year of non-cash compensation expense to be approximately $94.0 million. The current estimate of total non-cash compensation expense relating to Towers Watson restricted Class A Common Stock for the three year period is $158.2 million. The graded method of expense methodology assumes that the restricted shares are issued to Towers Perrin RSU holders in equal amounts of shares that vest over one year, two years and three years. In the event that an associate is involuntarily terminated, vesting is accelerated and expense is recorded immediately. This estimate was determined assuming a 10 percent annual forfeiture rate based on actual and expected attrition.

Salaries and employee benefits are comprised of wages paid to associates, related taxes, severance, benefit expenses such as pension, medical and insurance costs and fiscal year-end incentive bonuses.

Professional and subcontracted services represent fees paid to external service providers for employment, marketing and other services. For the most recent three fiscal years, approximately 50 to 60 percent of the professional and subcontracted services for Watson Wyatt were directly incurred on behalf of clients and were reimbursed by them, with such reimbursements being included in revenue. For the third quarter of fiscal year 2010 for Towers Watson, approximately 40 percent of professional and subcontracted services represent these reimbursable services.

Occupancy represents expenses for rent and utilities.

General and administrative expenses includes general counsel, marketing, human resources, finance, research, technology support, supplies, telephone and other costs to operate office locations as well as costs, professional fees and insurance, including premiums on excess insurance and losses on professional liability claims, non-client-reimbursed travel by associates, publications and professional development. This line item also includes miscellaneous expenses, including gains and losses on foreign currency transactions.

Depreciation and amortization includes the depreciation of fixed assets and amortization of intangible assets and internally developed software.

Transaction and integration expenses include all fees and charges associated with the Merger.

Critical Accounting Policies and Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. The areas that we believe are critical accounting policies include revenue recognition, valuation of billed and unbilled receivables from clients, discretionary compensation, income taxes, pension assumptions, incurred but not reported claims, and goodwill and intangible assets. The critical accounting policies discussed below involve making difficult, subjective or complex accounting estimates that could have a material effect on our financial condition and results of operations. These critical accounting policies require us to make assumptions about matters that are highly uncertain at the time of the estimate or assumption. Different estimates that we could have used, or changes in estimates that are reasonably likely to occur, may have a material effect on our financial condition and results of operations.

Revenue Recognition

Revenue includes fees primarily generated from consulting services provided. We recognize revenue from these consulting engagements when hours are worked, either on a time and expense basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. We have engagement letters with our clients that specify the terms and conditions upon which the engagements are based. These terms and conditions can only be changed upon agreement by both parties. Individual associates’ billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements that span multiple months is based upon the percentage of completion method. We typically have three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

We have non-recurring system projects that are longer in duration and subject to more changes in scope as the project progresses than projects undertaken in other segments. We evaluate at least quarterly, and more often as needed, project managers’ estimates-to-complete to assure that the projects’ current status is accounted for properly. The Technology and Administration Solutions Group contracts generally provide that if the client terminates a contract, we are entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require us to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how we recognize revenue. We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. We have experienced certain costs in excess of estimates from time to time. Management believes it is rare, however, for these excess costs to result in overall project losses.

We have developed various software programs and technologies that we provide to clients in connection with consulting services. In most instances, such software is hosted and maintained by us and ownership of the technology and rights to the related code remain with us. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized in accordance with generally accepted accounting principles of capitalized software. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, we do not recognize revenue during the implementation phase of an engagement.

In connection with the Merger, we acquired the reinsurance brokerage business of Towers Perrin. In our capacity as a reinsurance broker, we collect premiums from reinsureds and, after deducting our brokerage commissions, we remit the premiums to the respective reinsurance underwriters on behalf of reinsureds. In general, compensation for reinsurance brokerage services is earned on a commission basis. Commissions are calculated as a percentage of a reinsurance premium as stipulated in the reinsurance contracts with our clients and reinsurers. We recognize brokerage services revenue on the later of the inception date or billing date of the contract. In addition, we hold cash needed to settle amounts due reinsurers or reinsureds, net of any commissions due to us, pending remittance to the ultimate recipient. We are permitted to invest these funds in high-quality liquid instruments.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Valuation of Billed and Unbilled Receivables from Clients

We maintain allowances for doubtful accounts to reflect estimated losses resulting from the clients’ failure to pay for the services after the services have been rendered, including allowances when customer disputes may exist. The related provision is recorded as a reduction to revenue. Our allowance policy is based on the aging of the billed and unbilled client receivables and has been developed based on the write-off history. Facts and circumstances such as the average length of time the receivables are past due, general market conditions, current economic trends and our clients’ ability to pay may cause fluctuations in our valuation of billed and unbilled receivables.

Discretionary Compensation

Our compensation program includes a discretionary bonus that is determined by management and has historically been paid once per fiscal year in the form of cash and/or deferred stock units after our annual operating results are finalized. As a result of the Merger, interim bonuses were paid in March 2010 relative to the six-month period ended December 31, 2009 and then will be paid in September 2010 relative to the six-month period ended June 30, 2010, after which time bonuses will be paid annually each September.

An estimated annual bonus amount is initially developed at the beginning of each fiscal year in conjunction with our budgeting process. Quarterly, estimated annual operating performance is reviewed by us and the discretionary annual bonus amount is then adjusted, if necessary, by management to reflect changes in the forecast of pre-bonus profitability for the year.

Income Taxes

We account for income taxes in accordance with ASC 740, “Income Taxes”, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. In accordance with ASC 740, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority plus amounts accrued for expected tax contingencies (including both tax and interest). ASC 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those positions to be recognized in the financial statements. We continually review tax laws, regulations and related guidance in order to properly record any uncertain tax liabilities. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Pension Assumptions

We sponsor both qualified and non-qualified defined benefit pension plans and other post-employment benefit or “OPEB” plans in North America and Europe. These plans represent 90 percent of our total pension obligations. We also sponsor funded and unfunded defined benefit pension plans in certain other countries, representing the remaining 10 percent of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate’s compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Beginning January 2008, Watson Wyatt made changes to the plan in the United Kingdom related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate’s compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate’s average compensation during the associate’s term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt’s acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for associates hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the associate, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit liability is reflected on the balance sheet. The measurement date for each of the plans is June 30.

The legacy Towers Perrin pension plans in the United States accrue benefits under a cash-balance formula for associates hired or rehired after 2002 and for all associates for service after 2007. For associates hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula benefits are based on a percentage of each year of the associate’s plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. Plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans has historically been December 31, but will be changed to June 30 as a result of the Merger.

The determination of our pension benefit obligations and related benefit expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on our pension benefit obligation and related expense. For this reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into our pension expense over the average remaining service period of participating associates. We consider several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, relevant benchmarks, historical trends, portfolio composition and peer comparisons.

North American Plans

The following assumptions were used in the valuations of our North American plans and represent the weighted-average of rates for all U.S. and Canadian plans at June 30, 2009, 2008 and 2007. The assumptions as of June 30, 2009 have been adjusted by the inclusion of the legacy Towers Perrin plans in the weighted-average calculation using assumptions as of January 1, 2010, the acquisition date. The assumptions as of June 30, 2008 represent only the legacy Watson Wyatt plans:

	Year Ended June 30,
	2009	2008	2007
Discount rate	6.46%	6.91%	6.25%
Expected long-term rate of return on assets	8.10%	8.61%	8.75%
Rate of increase in compensation levels	3.93%	4.08%	3.84%

The discount rate and other assumptions are the weighted-average assumptions from each of the respective North American plans. The 6.46 percent discount rate assumption used at the end of fiscal year 2009 represents a 45 basis point decrease over the rate used at fiscal year 2008. Our discount rate assumptions were determined by matching expected future pension benefit payments with current AA corporate bond yields from the respective countries for the same periods. In the United States, specific bonds were selected to match plan cash flows. In Canada, yields were taken from a corporate bond yield curve.

The expected rate of return represents the weighted-average assumptions from each of the respective North American funded plans. The expected long-term rate of return on assets assumption decreased to 8.10 percent per annum as of June 30, 2009 (for fiscal year 2010 expense) from 8.61 percent per annum as of June 30, 2008 (for fiscal year 2009 expense). Selection of the return assumption at 8.10 percent per annum was supported by an analysis performed by us of the weighted-average yield expected to be achieved with the anticipated makeup of investments.

The following information illustrates the sensitivity to a change in certain assumptions for the North American pension plans for fiscal year 2010:

Effect on Fiscal 2010 Pre-Tax Pension Expense
Change in Assumption
25 basis point decrease in discount rate	+$3.3 million
25 basis point increase in discount rate	-$3.2 million
25 basis point decrease in expected return on assets	+$2.8 million
25 basis point increase in expected return on assets	-$2.8 million

The above sensitivities reflect the impact of changing one assumption at a time. Economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

European Plans

The following assumptions were used in the valuations of our European plans and represent the weighted-average of rates for the U.K., Germany and Netherlands plans at June 30, 2009, 2008 and 2007. The assumptions as of June 30, 2009 have been adjusted by the inclusion of the legacy Towers Perrin plans in the weighted-average calculation using assumptions as of January 1, 2010, the acquisition date. The assumptions as of June 30, 2008 represent only the legacy Watson Wyatt plan:

	Assumptions as of June 30,
	2009	2008	2007
Discount rate	6.06%	6.47%	5.80%
Expected long-term rate of return on assets	6.51%	6.74%	5.69%
Rate of increase in compensation levels	4.90%	5.36%	4.95%

The 6.06 percent discount rate assumption used at the end of fiscal year 2009 represents a 41 basis point decrease over the rate used at fiscal year 2008. The discount rate is set having regard to yields on European AA corporate bonds at the measurement date and this increase reflects the change in yields between these dates.

The expected long-term rate of return on assets assumption decreased to 6.51 percent per annum as of June 30, 2009 from 6.74 percent per annum as of June 30, 2008. The rate of return was supported by an analysis performed by us for the plan of the weighted-average return expected to be realized based on the anticipated makeup of investments.

The following information illustrates the sensitivity to a change in certain assumptions for the Europe pension plans for fiscal year 2010:

Effect on Fiscal 2010 Pre-Tax Pension Expense
Change in Assumption
25 basis point decrease in discount rate	+$2.5 million
25 basis point increase in discount rate	-$2.2 million
25 basis point decrease in expected return on assets	+$1.2 million
25 basis point increase in expected return on assets	-$1.2 million

The amounts above applicable to the legacy Towers Perrin plans show the effect on expense for the six month period from January 1, 2010 to June 30, 2010. The sensitivities reflect the effect of assumption changes occurring after purchase accounting has been applied. The differences in the discount rate and compensation level assumption used for the North American and European plans above can be attributed to the differing interest rate environments associated with the currencies and economies to which the plans are subject. The differences in the expected return on assets are primarily driven by the respective asset allocation in each plan, coupled with the return expectations for assets in the respective currencies.

Incurred But Not Reported Claims

We use actuarial assumptions to estimate and record a liability for incurred but not reported (“IBNR”) professional liability claims. Our estimated IBNR liability is based on long-term trends and averages, and considers a number of factors, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, and legislation and economic decisions, but excludes the effect of claims data for large cases due to the insufficiency of actual experience with such cases. Our estimated IBNR liability will fluctuate if claims experience changes over time.

Goodwill and Intangible Assets

In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Goodwill is tested for impairment annually as of June 30, and whenever indicators of impairment exist. The evaluation is a two-step process whereby the fair value of the reporting unit is compared with its carrying amount, including goodwill. As the fair value of our reporting units exceeds their carrying value, we do not perform step two to determine the impairment loss. In the event that a reporting unit’s carrying value exceeded its fair value, we would determine the implied fair value of goodwill and recognize an impairment loss for the excess of carrying value over implied fair value. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets with indefinite lives are tested for impairment annually as of June 30. The fair value of the intangible assets is compared with their carrying value and an impairment loss would be recognized for the amount by which the carrying amount exceeds the fair value. For the fiscal years ended June 30, 2009, 2008 and 2007 and for the nine months ended March 31, 2010 and 2009, we have not recorded any impairment losses of goodwill or intangibles.

Results of Operations

Watson Wyatt is the accounting predecessor in the Merger; as such, the historical results of Watson Wyatt have become those of Towers Watson and are presented herein as historical results. The condensed consolidated statement of operations of Towers Watson for the nine months ended March 31, 2010 includes the results of Towers Perrin’s operations beginning January 1, 2010. The results of operations for the nine months ended March 31, 2009 include only the financial results of Watson Wyatt.

In addition to historical analysis of results of operations, we have prepared pro forma results of operations for the nine-month periods ended March 31, 2010 and 2009 as if the Merger had occurred at the beginning of the periods presented and analysis of the pro forma results of operations by line item. The pro forma analysis is prepared and presented to aid in explaining the results of operations of the merged Towers Watson.

As a result of the Merger, Towers Watson aligned and grouped general and administrative accounts using a natural account methodology. The accounting predecessor, Watson Wyatt, allocated certain support service charges to general and administrative expenses from specific offices, teams and accounts. The results of operations for the nine months ended March 31, 2010 and 2009 have been retrospectively realigned to new general and administrative expense methodology.

Historical Results of Operations for the Nine Months Ended March 31, 2010 and 2009

The table below sets forth our Condensed Consolidated Statements of Operations, on a historical basis, and data as a percentage of revenue for the periods indicated.

Condensed Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Nine months ended March 31,
	2010		2009
Revenue	$1,637,922	100%	$1,279,509	100%

Costs of providing services:
Salaries and employee benefits	1,062,251	65	787,751	62
Professional and subcontracted services	102,004	6	91,947	7
Occupancy	73,402	4	54,529	4
General and administrative expenses	141,454	9	131,258	10
Depreciation and amortization	69,019	4	55,265	4
Transaction and integration expenses	49,697	3	—	—

	1,497,827	91	1,120,750	88

Income from operations	140,095	9	158,759	12

(Loss)/Income from affiliates	(1,213)	—	6,398	1
Interest income	1,708	—	1,647	—
Interest expense	(3,326)	—	(2,181)	—
Other non-operating income	3,604	—	3,466	—

Income before income taxes	140,868	9	168,089	13
Provision for income taxes	77,792	5	52,355	4

Net income	$63,076	4%	$115,734	9%

Nine Months Ended March 31, 2010 Compared to the Nine Months Ended March 31, 2009

Revenue for the nine months ended March 31, 2010 was $1.6 billion, an increase of $358 million, or 28%, compared to $1.3 billion for the nine months ended March 31, 2009. The increase was primarily a result of the Merger and combination of Towers Perrin’s and Watson Wyatt’s operations as of January 1, 2010. Net income for the nine months ended March 31, 2010 was $63 million, a decrease of $53 million, or 45%, compared to $116 million for the nine months ended March 31, 2009. The decrease was primarily due to transaction and integration expenses of $50 million incurred in the first three quarters of fiscal 2010.

Salaries and employee benefits was 65 percent of revenue for the nine months ended March 31, 2010, an increase of 3 percent from 62 percent of revenue for the nine months ended March 31, 2009. This increase is the result of stock-based compensation of $27 million recorded in the third quarter of fiscal 2010, which consisted of $24 million related to the vesting of Restricted A shares issued in the Merger and $3 million related to recording the unamortized fair value of Watson Wyatt stock options and deferred stock units outstanding at the time of the Merger that vested upon change of control. The remaining increase is the result of higher salaries and employee benefits as a percentage of revenue for Towers Perrin. There were no other significant increases (greater than one percent) comparing the statements of operations line items as a percent of revenue period over period for the nine months ended March 31, 2010 from 2009.

Provision for income taxes for the nine months ended March 31, 2010 was $77.8 million, compared to $52.4 million for the nine months ended March 31, 2009. The effective tax rate was 55.2 percent for the nine months ended March 31, 2010 and 31.1 percent for the nine months ended March 31, 2009. The provision for income taxes for the nine months ended March 31, 2010 also includes a deferred tax charge of $10.6 million due to the enactment of the U.S. Patient Protection and Affordable Care Act and U.S. Health Care and Education Reconciliation Act of 2010 during March 2010, which effectively makes government subsidies received for Medicare-equivalent prescription drug coverage taxable. Guidance on accounting for income taxes requires that the tax effects of changes in laws be reflected in financial statements in the period in which the legislation is enacted regardless of the effective date. Deferred tax assets had previously been recorded based on the liability for other post-retirement benefits without regard to the tax-free subsidy. As a result of the change, deferred tax assets were reduced to reflect the expected future income tax on the subsidy. Beginning in 2013, a cash tax cost will be incurred when the subsidies received increase taxable income. In addition, we have established valuation allowance reserves in the amount of $10.2 million on certain German deferred tax assets and U.S. foreign tax credits in relation to the Merger. We record a tax benefit on foreign net operating loss carryovers and foreign deferred expenses only if it is more likely than not that a benefit will be realized.

We have not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely, with the exception of our Canadian subsidiary. We will continue to provide deferred taxes on Canadian earnings for the foreseeable future.

Pro Forma Results of Operations for the Nine Months Ended March 31, 2010 and 2009

The following unaudited pro forma condensed combined statements of operations for the nine months ended March 31, 2010 and 2009 for Towers Watson give effect to the Merger as if it occurred as of July 1, 2009 and 2008, respectively. The pro forma condensed consolidated statement of operations for the nine months ended March 31, 2010 combines Towers Watson’s historical unaudited consolidated statement of operations for the three months ended March 31, 2010 with Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statements of operations for the six months ended December 31, 2009. Watson Wyatt’s fiscal year ended on June 30 while Towers Perrin’s fiscal year ended on December 31. Towers Perrin’s financial information has been recast to conform to Watson Wyatt’s fiscal year end. Towers Perrin’s historical unaudited consolidated statement of operations for the six months ended December 31, 2009 was derived by subtracting Towers Perrin’s unaudited interim consolidated statement of operations for the six months ended June 30, 2009 from Towers Perrin’s audited consolidated statement of operations for the year ended December 31, 2009. The pro forma condensed consolidated statement of operations for the nine months ended March 31, 2009 combines Watson Wyatt’s and Towers Perrin’s historical unaudited consolidated statements of operations for the nine months ended March 31, 2009. Towers Perrin’s historical statement of operations for the nine months ended March 31, 2009 was derived by subtracting Towers Perrin’s unaudited interim consolidated statement of operations for the six months ended June 30, 2008 from Towers Perrin’s audited consolidated statement of operations for the twelve months ended December 31, 2008, and adding Towers Perrin’s unaudited interim consolidated statement of operations for the three months ended March 31, 2009. The unaudited pro forma condensed combined statements of operations should be read together with the respective historical financial statements and related notes of Towers Perrin and Watson Wyatt and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma combined financial information shows the impact of the business combination on Watson Wyatt’s and Towers Perrin’s historical results of operations. The unaudited pro forma condensed combined statements of operations are presented for illustrative purposes only and are not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future. We do not assume any benefits from any cost savings or synergies expected to result from the Merger, except for any cost savings or synergies actually realized by us for the three-month period ended March 31, 2010.

TOWERS WATSON & CO.

Unaudited Pro Forma Condensed Combined Statements of Operations

Nine Months Ended March 31, 2010 and 2009

	Nine Months Ended March 31,
	2010	2009
	(In thousands except share and per share data)
Revenue	$2,431,008	$2,484,160

Costs of providing services:
Salaries and employee benefits	1,667,884	1,711,391
Professional and subcontracted services	181,908	226,660
Occupancy	111,013	108,725
General and administrative expenses	188,954	255,634
Depreciation and amortization	99,534	102,537
Transaction and integration expenses	—	—

	2,249,293	2,404,947

Income from operations	181,715	79,213

Loss from affiliates	(1,024)	(10,326)
Interest income	3,489	7,231
Interest expense	(7,957)	(10,252)
Other non-operating income	8,885	17,320

Income before income taxes	185,108	83,186

Provision for income taxes	60,898	25,642

Net income	124,210	57,544
Less: Net income attributable to non-controlling interests	49	4,351

Net income attributable to controlling interests	$124,161	$53,193

Earnings per share:
Net income—Basic	$1.62	$0.70

Net income—Diluted	$1.62	$0.69

Weighted average shares of common stock, basic (000)	76,422	76,422

Weighted average shares of common stock, diluted (000)	76,565	76,565

Pro Forma Financial Information for the Nine Months Ended March 31, 2010 Compared to the Nine Months Ended March 31, 2009

Towers Watson pro forma revenue for the nine months ended March 31, 2010 was $2.4 billion, a decrease of $53.2 million, or 2 percent, from $2.5 billion in the nine months ended March 31, 2009.

The average exchange rate used to translate the revenue earned in British pounds sterling decreased to 1.6086 for the nine months ended March 31, 2010 from 1.6479 for the nine months ended March 31, 2009, and the average exchange rate used to translate the revenue earned in Euros increased to 1.4231 for the nine months ended March 31, 2010 from 1.3821 for the nine months ended March 31, 2009. Constant currency is calculated by translating prior year revenue at the current year average exchange rate.

A comparison of segment revenue for the nine months ended March 31, 2010 as compared to the nine months ended March 31, 2009 are as follows.

•

Benefits revenue was $1.4 billion for the nine months ended March 31, 2010. Benefits pro forma, constant currency revenue increased $16.0 million, or 1 percent, compared to the nine months ended March 31, 2009. On a pro forma, constant currency basis revenue increased due to an increase in Health and Group Benefits.

•

Risk and Financial Services revenue was $413.3 million for the nine months ended March 31, 2010. Risk and Financial Services pro forma, constant currency revenue for the nine months ended March 31, 2010 decreased 5 percent compared to the nine months ended March 31, 2009. While overall revenue decreased, Investment Consulting and Brokerage had a pro forma, constant currency increase.

•

Talent and Rewards Group revenue was $557.3 million for the nine months ended March 31, 2010. Talent and Rewards Group pro forma, constant currency revenue for the nine months ended March 31, 2010 decreased 12 percent compared to the first three quarters of fiscal year 2009, principally in the Rewards, Talent and Communication line of business.

Salaries and Employee Benefits

Salaries and employee benefits for the nine months ended March 31, 2010 were $1.67 billion compared to $1.71 billion for the nine months ended March 31, 2009, a decrease of $43.5 million or 2.5 percent. On a constant currency basis, salaries and employee benefits decreased approximately 3.9 percent. The decrease, inclusive of currency, was principally due to a decrease in base salary expense and other employee benefits expense resulting from an 8 percent reduction in headcount, partially offset by an increase in discretionary compensation and pension expenses. As a percentage of revenue, salaries and employee benefits decreased to 68.6 percent from 68.9 percent.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for the nine months ended March 31, 2010 were $181.9 million, compared to $226.7 million for the first nine months of fiscal year 2009, a decrease of $45 million or 19.7 percent. On a constant currency basis, professional and subcontracted services decreased approximately 30.4 percent. The decrease, inclusive of currency, was principally due to a decrease in external service providers and reimbursable expenses incurred on behalf of clients, which is primarily attributable to the current economic environment. As a percentage of revenue, professional and subcontracted services decreased to 7.5 percent from 9.1 percent.

Occupancy

Occupancy expense for the nine months ended March 31, 2010 was $111.0 million compared to $108.7 million for the nine months ended March 31, 2009, an increase of $2.3 million or 2.1 percent. On a constant currency basis, occupancy expense increased approximately 2.6 percent. The increase, inclusive of currency, was the result of entering into new leases during the third quarter of fiscal year 2009. As a percentage of revenue, occupancy expense increased to 4.6 percent from 4.4 percent.

General and Administrative Expenses

General and administrative expenses for the nine months ended March 31, 2010 were $189.3 million, compared to $255.6 million for the nine months ended March 31, 2009, a decrease of $66.7 million or 26.1 percent. On a constant currency basis, general and administrative expenses decreased approximately 29.7 percent. The decrease, inclusive of currency, was mainly due to decreases in professional liability expense as a result of a reduction in reserves for specific claims, travel expense, recognized foreign exchange gains primarily related to derivatives hedging our U.S. dollar exposure related to our U.K. reinsurance business, promotion expense, and professional development expense. As a percentage of revenue, general and administrative expenses decreased to 7.8 percent from 10.3 percent.

Depreciation and Amortization

Depreciation and amortization expense for the nine months ended March 31, 2010 was $99.5 million, compared to $102.5 million for the nine months ended March 31, 2009, a decrease of $3.0 million or 2.9 percent. On a constant currency basis, depreciation and amortization expense decreased approximately 6.8 percent. The decrease, inclusive of currency, was principally due to a decrease in depreciation of fixed assets, partially offset by an increase in depreciation of internally developed software. As a percentage of revenue, depreciation and amortization expenses were consistently 4.1 percent for the nine months ended March 31, 2010 and 2009.

Transaction and Integration Expenses

Historical transaction and integration expenses incurred related to the Merger were $49.7 million for the nine months ended March 31, 2010. Transaction and integration expenses principally consist of investment banker fees, regulatory filing expenses, integration consultants, as well as legal, accounting, marketing, and IT integration expenses. As a percentage of revenue, transaction and integration expenses were 2 percent for the nine months ended March 31, 2010. Transaction and integration expenses are eliminated in the pro forma condensed combined statements of operations because these costs will not have a continuing impact.

(Loss) Income From Affiliates

Loss from Affiliates for the nine months ended March 31, 2010 was $1.0 million compared to a loss of $10.3 million for the nine months ended March 31, 2009, an improvement of $9.3 million. Loss from Affiliates during the nine months ended March 31, 2009 included the loss associated with the sale of an investment by Towers Perrin in June 2009. Loss from Affiliates during the nine months ended March 31, 2010 includes our share of an affiliates’ losses as well as an asset write down of an equity affiliate.

Interest Income

Interest income for the nine months ended March 31, 2010 was $3.5 million, compared to $7.2 million for the nine months ended March 31, 2009. The decrease is mainly due to a lower average cash balance in the current period compared to the prior period, combined with lower short-term interest rates in the United States and Europe.

Interest Expense

Interest expense for the nine months ended March 31, 2010 was $8.0 million, compared to $10.3 million for the nine months ended March 31, 2009. The decrease was principally due to the decline in Libor rates.

Other Non-Operating Income

Other non-operating income for the nine months ended March 31, 2010 was $8.9 million, compared to $17.3 million for the nine months ended March 31, 2009. The decrease was principally due to a gain on an investment in a joint venture that was sold in June 2009.

The unaudited pro forma combined statements of operations and pro forma analysis above have been provided to present illustrative combined unaudited statements of operations for the nine months ended March 31, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009 and 2008, respectively. This presentation was for illustrative purposes only and is not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future.

Historical Results of Watson Wyatt

The following sections of Management’s Discussion and Analysis are based on actual results of the business and do not contain pro forma information.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Results of Operations

The following table sets forth consolidated statement of operations data as a percentage of revenue for the periods indicated:

	Year ended June 30,
	2009	2008	2007
Revenue	100.0%	100.0%	100.0%

Costs of providing services:
Salaries and employee benefits	55.9	55.1	54.2
Professional and subcontracted services	5.7	6.0	6.7
Occupancy, communications and other	10.9	11.8	12.4
General and administrative expenses	10.6	10.0	10.7
Depreciation and amortization	4.4	4.1	3.9

	87.5	87.1	87.9

Income from operations	12.5	12.9	12.1

Income/(loss) from affiliates	0.5	0.1	(0.4)
Interest expense	(0.2)	(0.3)	(0.1)
Interest income	0.1	0.3	0.3
Other non-operating income	0.3	0.0	0.0

Income before income taxes	13.2	13.0	11.9
Provision for income taxes	4.5	4.2	4.0

Net income	8.7%	8.8%	7.8%

Revenue

Revenue for fiscal year 2009 was $1.68 billion, a decrease of $84.0 million, or 5 percent, from $1.76 billion in fiscal year 2008.

The average exchange rate used to translate our revenue earned in British pounds sterling decreased to 1.6323 for fiscal year 2009 from 2.0114 for fiscal year 2008, and the average exchange rate used to translate our revenue earned in Euros decreased to 1.3816 for fiscal year 2009 from 1.4736 for fiscal year 2008. The impact of the depreciation of the British pound sterling and the Euro was a $115 million decrease in revenue in fiscal year 2009 as compared to fiscal year 2008. Changes in the value of other foreign currencies relative to the U.S. dollar resulted in an additional $16 million decrease in revenue in fiscal year 2009 as compared to fiscal year 2008.

The changes in our segment revenue for fiscal year 2009 as compared to fiscal year 2008 are as follows.

•

Benefits revenue decreased $34.2 million, or 3 percent, compared with fiscal year 2008 due to the strengthening of the U.S. dollar. On a constant currency basis, revenue increased over fiscal year 2008 due to increased demand for our services and increases in new clients in technology and administrative solutions as well as additional project work at existing clients and increase in number of projects in on-going service delivery.

•

Risk and Financial Services revenue decreased $8.8 million, or 3 percent, compared with fiscal year 2008. On a constant currency basis, revenue increased over fiscal year 2008 due primarily to increased demand for investment strategy advice and implemented consulting services and additional project work.

•	Talent and Rewards revenue decreased $20.7 million, or 8 percent, compared with fiscal year 2008 due to decreases in demand for compensation, data and organizational effectiveness services.

Salaries and Employee Benefits

Salaries and employee benefits for fiscal year 2009 were $936.8 million, compared to $970.2 million in fiscal year 2008, a decrease of $33.4 million or 3.4 percent. The decrease results primarily from the change in the average exchange rates used to translate Watson Wyatt’s expenses incurred in British pounds sterling and the Euro. The change in exchange rates has affected each expense category in a similar fashion. On a constant currency basis, salaries and employee benefits increased 7 percent, primarily as a result of increases in pension expense and base salary. Salaries and employee benefits also includes $10.2 million of severance expense due to cost containment measures in response to economic conditions in fiscal year 2009. As a percentage of revenue, salaries and employee benefits increased to 55.9 percent from 55.1 percent.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for fiscal year 2009 were $95.7 million, compared to $105.9 million for fiscal year 2008, a decrease of $10.2 million or 9.6 percent. On a constant currency basis, professional and subcontracted services increased 1 percent. As a percentage of revenue, professional and subcontracted services decreased to 5.7 percent from 6.0 percent.

Occupancy, Communications and Other

Occupancy, communications and other expenses for fiscal year 2009 were $183.4 million, compared to $208.1 million for fiscal year 2008, a decrease of $24.6 million or 11.8 percent. On a constant currency basis, occupancy, communications and other decreased 3 percent due to Watson Wyatt’s cost containment efforts, principally in the areas of travel, rent, telephone, promotion and office supplies. As a percentage of revenue, occupancy, communications and other expenses decreased to 10.9 percent from 11.8 percent.

General and Administrative Expenses

General and administrative expenses were $177.3 million for fiscal year 2009, compared to $176.7 million for fiscal year 2008, an increase of $0.6 million or less than 1 percent. On a constant currency basis, general and administrative expenses increased 9 percent, principally due to increases in salary, pension and employee benefits expenses as well as $2.3 million of severance expense. General and administrative expenses for fiscal year 2009 include $7.6 million of general and administrative expenses from Watson Wyatt’s Heissmann operation. These expenses had been classified amongst the remaining line items under the “costs of providing services” section of the income statement for fiscal year 2008. As a percentage of revenue, general and administrative expenses increased to 10.6 percent from 10.0 percent.

Depreciation and Amortization

Depreciation and amortization for fiscal year 2009 was $73.4 million, compared to $72.4 million for fiscal year 2008, an increase of $1.0 million or 1.4 percent. On a constant currency basis, depreciation and amortization increased 10 percent, principally due to increases in depreciation of internally developed software used to support Watson Wyatt’s Benefits and Technology and Administration Solutions Groups as well as depreciation on capital assets. As a percentage of revenue, depreciation and amortization increased to 4.4 percent from 4.1 percent.

Income From Affiliates

Income from affiliates for the fiscal year 2009 was $8.2 million compared to $2.1 million for fiscal year 2008, an increase of $6.1 million. These amounts reflect Watson Wyatt’s portion of PCIC’s, Fifth Quadrant’s, Dubai’s and IFA’s operating results for fiscal year 2009, while the fiscal year 2008 only included Watson Wyatt’s share of PCIC’s operating results. In addition, Watson Wyatt’s share of PCIC’s operating results in fiscal year 2009 reflected favorable claim experience in comparison with fiscal year 2008.

Interest Expense

Interest expense was $2.8 million for fiscal year 2009, a decrease of $3.2 million from $6.0 million during fiscal year 2008. The decrease is due to a lower average debt balance as well as a decrease in the average interest rate in the current year. The higher average debt balance in fiscal year 2008 was the result of borrowings required for the Heissmann acquisition in July 2007.

Interest Income

Interest income was $2.0 million for fiscal year 2009, a decrease of $3.6 million from $5.6 million during fiscal year 2008. The decrease is mainly due to a lower average cash balance in the current period compared to the prior period, combined with lower short-term interest rates in the United States and Europe.

Other Non-Operating Income

Other non-operating income was $4.9 million for fiscal year 2009, an increase of $4.5 million from $0.5 million during fiscal year 2008. The increase was mainly due to the receipt of contingent payments associated with divestiture of multi-employer business in 2008.

Income Before Income Taxes

Income before income taxes for fiscal year 2009 was $221.7 million, a decrease of $7.2 million, or 3.1 percent, from $228.9 million during fiscal year 2008. As a percentage of revenue, income before income taxes for fiscal year 2009 increased to 13.2 percent from 13.0 percent.

Provision for Income Taxes

Provision for income taxes for fiscal year 2009 was $75.3 million, compared to $73.5 million for fiscal year 2008. Watson Wyatt’s effective tax rate was 33.95 percent for fiscal year 2009 and 32.1 percent for fiscal year 2008. The tax rate increase is due to the geographic mix of income and true ups of the annual tax provision. Watson Wyatt has not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. Watson Wyatt records a tax benefit on foreign net operating loss carryovers and foreign deferred expenses only if it is more likely than not that a benefit will be realized.

Net Income

Net income for fiscal year 2009 was $146.5 million, a decrease of $9.0 million, or 5.8 percent, from $155.4 million during fiscal year 2008. As a percentage of revenue, net income for fiscal year 2009 decreased to 8.7 percent from 8.8 percent.

Earnings Per Share

Diluted earnings per share was $3.42 for fiscal year 2009, compared to $3.50 for fiscal year 2008.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Revenue

Revenue for fiscal year 2008 was $1.76 billion, an increase of $274 million, or 18 percent, from $1.49 billion in fiscal 2007. We acquired Watson Wyatt Netherlands in February 2007 and Heissmann, our German business, in July 2007. Approximately $101 million of the increase in revenue is due to the additional seven months of Watson Wyatt Netherlands revenue and the full year of Heissmann revenue included in our fiscal 2008 results. The remainder of the increase in revenue is due to the growth of our business and the strengthening of currencies against the U.S. dollar.

The average exchange rate used to translate our revenue earned in British pounds sterling increased to 2.0114 for fiscal year 2008 from 1.9391 for fiscal year 2007, and the average exchange rate used to translate our revenue earned in Euros increased to 1.4736 for fiscal year 2008 from 1.3113 for fiscal year 2007. The appreciation of the British pound sterling and the Euro resulted in $34 million of the increase in revenue in fiscal 2008. Changes in the value of other foreign currencies relative to the U.S. dollar resulted in $16 million of the increase in fiscal year 2008 revenue.

A comparison of segment revenue between fiscal year 2008 and fiscal year 2007 is provided below:

•

Benefits revenue increased $191.1 million, or 20 percent, over fiscal year 2007. Approximately $97.7 million of the increase is due to the acquisitions of Heissmann and Watson Wyatt Netherlands. The remainder of the increase is due to increased demand for our services, primarily in the United States and Europe, and changes in foreign exchange rates. We also experienced increases in administrative services as a result of system modification made to pension administration systems as companies implemented provisions of the United States Pension Protection Act.

•

Risk and Financial Services revenue increased $20.6 million, or 8 percent, over fiscal year 2007 due to an increase in demand for our services, especially investment strategy advice and the strengthening of the European currencies.

•

Talent and Rewards revenue increased $63.1 million, or 35 percent, over fiscal year 2007, primarily due to increased demand for our compensation consulting, the data services and the strengthening of the European currencies.

Salaries and Employee Benefits

Salaries and employee benefits for fiscal year 2008 were $970.2 million, compared to $805.6 million in fiscal year 2007, an increase of $164.6 million, or 20.4 percent. Of this increase, $68.5 million, or 8.5 percentage points, was attributable to the inclusion of recently acquired entities in Watson Wyatt’s consolidated financials. An additional 3.0 percentage points was attributable to the strengthening of foreign currencies. The remaining increase, inclusive of the impact of foreign currencies, was principally due to higher salaries of $60.8 million, which was partially due to a 3.5 percent increase in headcount, a $33.4 million increase in discretionary compensation and increased benefits expense of $16.8 million. The increase was partially offset by a decrease in pension expense of $15.5 million. As a percentage of revenue, salaries and employee benefits increased to 55.1 percent from 54.2 percent.

Professional and Subcontracted Services

Professional and subcontracted services used in consulting operations for fiscal year 2008 were $105.9 million, compared to $99.9 million for fiscal year 2007, an increase of $6.0 million, or 6.0 percent. This increase is primarily attributable to the strengthening of foreign currencies. As a percentage of revenue, professional and subcontracted services decreased to 6.0 percent from 6.7 percent.

Occupancy, Communications and Other

Occupancy, communications and other expenses for fiscal year 2008 were $208.1 million, compared to $184.8 million for fiscal year 2007, an increase of $23.3 million, or 12.6 percent. Of this increase, $10.0 million, or 5.4 percentage points, was attributable to the inclusion of recently acquired entities in Watson Wyatt’s consolidated financials, while 3.8 percentage points was attributable to the strengthening of foreign currencies. The remaining increase, inclusive of the impact on translation of foreign currencies, was attributable to an increase in rent of $6.3 million, travel of $5.3 million, telephone of $4.4 million and general increases in expenses such as promotion, business tax, office supplies, dues and development, partially offset by recognized foreign currency gains of $13.3 million in fiscal year 2008. As a percentage of revenue, occupancy, communications and other expenses decreased to 11.8 percent from 12.4 percent.

General and Administrative Expenses

General and administrative expenses were $176.7 million for fiscal year 2008, compared to $159.6 million for fiscal year 2007, an increase of $17.1 million, or 10.7 percent. Of this increase, 2.1 percentage points was attributable to the strengthening of foreign currencies. The increase, inclusive of the impact of foreign currencies, was principally due to increases in base salaries of $9.1 million, professional services expense of $7.9 million, insurance expense of $2.4 million and repairs and maintenance expenses of $3.7 million, partially offset by decreases in rent, telephone and general office expenses. As a percentage of revenue, general and administrative expenses decreased to 10.0 percent from 10.7 percent.

Depreciation and Amortization

Depreciation and amortization for fiscal year 2008 was $72.4 million, compared to $57.2 million for fiscal year 2007, an increase of $15.2 million, or 26.6 percent. Of this increase, $3.7 million, or 6.5 percentage points, was attributable to the inclusion of recently acquired entities in Watson Wyatt’s consolidated financials. An additional 2.3 percentage points was attributed to the strengthening of foreign currencies.

The remaining increase was due to $5.4 million of amortization on internally developed software used to support Watson Wyatt’s Benefits Group and Technology and Administration Solutions Group and $6.2 million higher depreciation expense on capital assets and amortization of intangibles. As a percentage of revenue, depreciation and amortization increased to 4.1 percent from 3.9 percent.

Income/(Loss) From Affiliates

Income from affiliates was $2.1 million for fiscal year 2008, compared to a loss of $5.5 million for fiscal year 2007. The income in fiscal year 2008 reflects Watson Wyatt’s share of PCIC’s income compared to its share of PCIC’s losses in fiscal year 2007. PCIC’s losses in fiscal year 2007 were the result of a substantial increase in reserves in response to unusually rapid development of several claims against its three participating firms.

Interest Income

Interest income was $5.6 million for fiscal year 2008, an increase of $1.5 million from $4.1 million during fiscal year 2007. The increase was mainly due to higher short-term interest rates in Europe as well as higher average cash balances.

Interest Expense

Interest expense was $6.0 million for fiscal year 2008, an increase of $4.4 million from $1.6 million during fiscal year 2007. The increase was due to a higher average debt balance in fiscal year 2008 resulting from borrowings required for the Heissmann acquisition in July 2007.

Other Non-Operating Income

Other non-operating income was $0.5 million for fiscal year 2008, an increase of $0.3 million from $0.2 million during fiscal year 2007. The increase was mainly due to additional payments on divestitures, including payments for the sales of $0.3 million of the financial planning practice in Australia and $0.2 million of Watson Wyatt’s multi-employer retirement consulting business.

Income Before Income Taxes

Income before income taxes for fiscal year 2008 was $228.9 million, an increase of 29.7 percent from $176.5 million during fiscal year 2007. As a percentage of revenue, income before income taxes for fiscal year 2008 increased to 13.0 percent from 11.9 percent.

Provision for Income Taxes

Provision for income taxes for fiscal year 2008 was $73.5 million, compared to $60.2 million for fiscal year 2007. Watson Wyatt’s effective tax rate was 32.1 percent for fiscal year 2008 and 34.1 percent for fiscal year 2007. The tax rate decrease is due to the geographic mix of income and the release of tax reserves. Watson Wyatt has not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. Watson Wyatt records a tax benefit on foreign net operating loss carryovers and foreign deferred expenses only if it is more likely than not that a benefit will be realized.

Net Income

Net income for fiscal year 2008 was $155.4 million, an increase of 33.7 percent from $116.3 million during fiscal year 2007. As a percentage of revenue, net income for fiscal year 2008 increased to 8.8 percent from 7.8 percent.

Earnings Per Share

Diluted earnings per share was $3.50 for fiscal year 2008, compared to $2.60 for fiscal year 2007. The diluted earnings per share calculations assume that the 1,950,000 contingent shares related to the Watson Wyatt LLP business combination have been issued and outstanding since July 31, 2005. The diluted earnings per share calculation for 2008 also assumes that the 218,089 WWN contingent shares were also outstanding at the beginning of the fiscal year.

Liquidity and Capital Resources

Our cash and cash equivalents at March 31, 2010 totaled $475.0 million, compared to $209.8 million at June 30, 2009. The increase in cash from June 30, 2009 to March 31, 2010 was principally attributable to the $628.3 million in cash balances acquired from recording Towers Perrin’s cash assets in connection with the Merger less consideration payments of $200.0 million as a result of the Merger and payments during fiscal year 2010 of $496.1 million of discretionary compensation. The discretionary compensation payout consists of Watson Wyatt’s bonus related to both the fiscal year ended June 30, 2009 and the six-month period ended December 31, 2009, as well as Towers Perrin’s bonus for calendar year 2009. Towers Watson also paid $48.8 million in corporate taxes, $11.5 million in capital expenditures and $9.6 million in dividends during the nine months ended March 31, 2010. These outflows of cash were funded by cash balances acquired from Towers Perrin.

Our non-U.S. operations are substantially self-sufficient for their working capital needs. As of March 31, 2010, $229.0 million of our total cash balance of $475.0 million was held outside the United States, which we have the ability to utilize, if necessary. There are no significant repatriation restrictions other than local or U.S. taxes associated with repatriation.

Included in cash balances is $229.9 million of cash consisting of $76.8 million of cash from the consolidated balance sheet of PCIC, which is available for payment of professional liability claims reserves, and $153.1 million of cash from the consolidated balance sheet of Towers Perrin, which is available for payment of reinsurance premiums on behalf of reinsurance clients.

Under the terms of the business combination between Watson Wyatt and Watson Wyatt LLP, we are required under certain circumstances to place funds into an insurance trust designed to satisfy a potential litigation settlement related to the former partners. If the assets of the trust are not used by 2017, they will be returned to us. As of March 31, 2010, we maintained $5.2 million of restricted cash related to this obligation. This restricted cash balance was included in Other Assets on our consolidated balance sheet.

Assets and liabilities associated with non-U.S. entities have been translated into U.S. dollars as of March 31, 2010, at appreciated U.S. dollar rates compared to historical periods. As a result, cash flows derived from changes in the consolidated balance sheets include the impact of the change in foreign exchange translation rates.

On June 15, 2010, we completed an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes due March 15, 2012. Pursuant to the offer, 2,267,264.854 shares of Class B-1 Common Stock, amounting to an aggregate of $98.5 million, were validly tendered for exchange.

Consistent with our liquidity position, management considers various alternative strategic uses of cash reserves including acquisitions, dividends and stock buybacks, or any combination of these options. We believe we have sufficient resources to fund operations over the next 12 months.

Cash Flows

Summary Cash Flow Data

(In thousands)

(Unaudited)

	Nine Months Ended March 31,
	2010	2009
Cash flows (used in) / from operating activities	$(189,568)	$83,894
Cash flows from / (used in) investing activities	485,736	(43,334)
Cash flows used in financing activities	(24,669)	(41,857)
Effect of exchange rates on cash	(6,381)	(5,043)

Increase / (decrease) in cash and cash equivalents	265,118	(6,340)
Cash and cash equivalents—beginning of the period	209,832	124,632

Cash and cash equivalents—end of the period	$474,950	$118,292

Cash Flows (Used in)/From Operating Activities

Cash flows used in operating activities for the nine months ended March 31, 2010 were $189.6 million, compared to cash flows from operating activities of $83.9 million for the nine months ended March 31, 2009. The difference is primarily attributable to lower net income, an increase in billed and unbilled receivables and the payment of 12 months of bonuses to former associates of Towers Perrin’s and six months of bonuses to former associates of Watson Wyatt.

The allowance for doubtful accounts increased $5.7 million from June 30, 2009 to March 31, 2010, primarily related to the Merger. The number of days of accounts receivable increased to 71 at March 31, 2010 compared to 62 at June 30, 2009.

Cash Flows From (Used in) Investing Activities

Cash flows from investing activities for the nine months ended March 31, 2010 were $485.7 million, compared to $43.3 million of cash flows used in investing activities for the nine months ended March 31, 2009. The difference can be primarily attributed to Towers Perrin’s and PCIC’s cash balances acquired in the Merger less cash consideration paid in connection with the Merger of $200.0 million.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the nine months ended March 31, 2010 were $24.7 million, compared to cash flows used in financing activities of $41.9 million for the nine months ended March 31, 2009. This change is primarily attributable to the repurchase of $34.9 million of our common stock in the first nine months of fiscal year 2010, compared to $77.4 million of repurchases of common stock during the same period in fiscal year 2009, partially offset by borrowings under the credit facility of $15.4 million in the nine months ended March 31, 2010 compared to borrowings of $40.2 million in the nine months ended March 31, 2009.

Indebtedness

Subordinated Notes due January 2011

On December 30, 2009, in connection with the Merger and the Class R Elections, we entered into an indenture with the trustee for the issuance of Towers Watson Notes due January 2011 in the aggregate principal amount of $200 million. The Towers Watson Notes due January 2011 were issued on January 6, 2010, bearing interest from January 4, 2010 at a fixed per-annum rate of 2.0 percent, and will mature on January 1, 2011. The indenture contains limited operating covenants, and obligations under the Towers Watson Notes due January 2011 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Subordinated Notes due March 2012

On June 15, 2010, in connection with an offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes, we entered into an indenture with the trustee for the issuance of Towers Watson Notes due March 2012 in the aggregate principal amount of $98.5 million. The Towers Watson Notes due March 2012 were issued on June 29, 2010, bearing interest from June 15, 2010 at a fixed per annum rate, compounded quarterly on the “interest reset dates,” equal to the greater of (i) 2.0%, or (ii) 120.0% of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable “interest reset date.” The Towers Watson Notes due March 2012 will mature on March 15, 2012. Obligations under the Towers Watson Notes due March 2012 are subordinated to and junior in right of payment to the prior payment in full in cash of all Senior Debt (as defined in the indenture).

Towers Watson Senior Credit Facility

On January 1, 2010, in connection with the Merger, we and certain of our subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the “Senior Credit Facility”). Borrowings under the Senior Credit Facility will bear interest at a spread to either Libor or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5 percent of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by us and all of our domestic subsidiaries (other than PCIC) and are secured by a pledge of 65 percent of the voting stock and 100 percent of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires us to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on our ability to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of business.

As of March 31, 2010, we had $15.0 million of borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility

As of March 31, 2010, we had standby letters of credit totaling $21.2 million to guarantee payment to a beneficiary in the event that we fail to meet our financial obligations to the beneficiary. Additionally, we had $0.8 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees Not Part of the Senior Credit Facility

Towers Perrin Foster and Crosby, Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $3.6 million). As of March 31, 2010, a total of BRL 5.0 million (U.S. $2.8 million) was outstanding under this facility.

We have also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $4.6 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of this letter of credit is immaterial because it has never been used, and we believe the likelihood of future usage is remote.

We also have $2.5 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

Off-Balance Sheet Arrangements and Contractual Obligations

	Remaining payments due by fiscal year as of June 30, 2009
Contractual Cash Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Lease Commitments	$640,350	36,764	278,866	158,401	166,319

Total	$640,350	36,764	278,866	158,401	166,319

Operating Leases

We lease office space, furniture, cars and selected computer equipment under operating lease agreements with terms typically ranging from one to 10 years. We have determined that there is not a large concentration of leases that will expire in any one fiscal year. Consequently, management anticipates that any increase in future rent expense on leases will be mainly market driven. As a result of the Merger, the exercise of determining the fair value of the operating lease obligations of Towers Perrin resulted in revaluing the lease obligations based on current market rates.

Pension Contributions

Remaining contributions to our various pension plans for fiscal year 2010 are projected to be approximately $5.9 million.

Recent Accounting Pronouncements

Adopted

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168 — The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates.

ASC 805, “Business Combinations” is a revision of accounting provisions that changes the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. ASC 350-30-35-1, “Determination of the Useful Life of Intangible Assets” amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under ASC 350, “Goodwill and Other Intangible Assets.” ASC 805-20-25-18A, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” amends and clarifies the accounting for acquired contingencies and is effective upon the adoption of ASC 805, “Business Combinations.” We adopted these provisions on July 1, 2009.

ASC 810, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, “Business Combinations.” The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, Watson Wyatt’s non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity.

ASC 815-10-50, “SFAS 161, Disclosures About Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” gives financial statement users better information about the reporting entity’s hedges by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. We adopted these provisions on January 1, 2009.

ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We adopted these provisions for financial assets and liabilities on July 1, 2008 and for nonfinancial assets and liabilities on July 1, 2009. These adoptions did not have a material impact on our financial condition or results of operations.

Not yet adopted

ASC 715-10-50, “Employers’ Disclosures about Postretirement Benefit Plan Assets” provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. These provisions are effective for our fiscal year ending June 30, 2010. We are currently evaluating the effects these provisions may have on our financial statements.

ASC 810 “Amendments to FASB Interpretation No. 46 (R)” amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation 46(R), “Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51.” Additionally, the provisions require ongoing assessment of whether an enterprise is the primary beneficiary of the variable interest entity. We will adopt these provisions on July 1, 2010. We are currently evaluating the effects these provisions may have on our financial statements.

Risk Management

As a part of our overall risk management program, we purchase customary commercial insurance policies, including commercial general liability and claims-made professional liability insurance. Our professional liability insurance currently includes a self-insured retention of $1 million per claim, and covers professional liability claims against us, including the cost of defending such claims. Prior to the Merger, Watson

Wyatt and Towers Perrin each carried substantial professional liability insurance with a self-insured retention of $1 million per claim, which policies remained in force subsequent to the Merger through June 30, 2010. We reserve for contingent liabilities based on ASC 450, “Contingencies” when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially. Litigation is subject to many factors that are difficult to predict, so there can be no assurance that in the event of a material unfavorable result in one or more of the pending claims, we will not incur material costs.

Our professional liability insurance coverage, beyond our self-insured retention, has been written by PCIC, an affiliated captive insurance company owned, prior to the Merger, by Watson Wyatt, Towers Perrin and a non-affiliated company, with $25 million of reinsurance provided by various commercial reinsurers attaching for claims in excess of $26 million. In addition, both legacy companies carried excess insurance above the self-insured retention and the coverage provided by PCIC. Since losses for each member firm that are incurred by PCIC up to $26 million per claim and in the aggregate are not covered by reinsurance, but are retained by PCIC, pre-Merger reserve adjustments and actual outcomes of specific claims of any PCIC member firm were carried through into Watson Wyatt’s financial results as income or loss from affiliates as a result of its 36.43 percent ownership of PCIC.

Our ownership interest in PCIC is 72.86 percent post-Merger. As a consequence, PCIC’s results of operations are consolidated into our results of operations. Although the PCIC insurance policies for Towers Watson’s fiscal year 2010 continued to cover professional liability claims above a $1 million per claim self-insured retention (“SIR”), the consolidation of PCIC will effectively net PCIC’s premium income against our premium expense for the first $25 million of loss above the SIR for each legacy company. Accordingly, the impact of PCIC’s reserve development may result in fluctuations in our earnings.

PCIC ceased issuing insurance policies effective July 1, 2010 and at that time entered into a run-off mode of operation. We have established a new Vermont-regulated wholly owned captive insurance company, Stone Mountain Insurance Company (“Stone Mountain”), through which we obtained similarly structured primary insurance effective July 1, 2010.

In formulating its premium structure, PCIC estimated the amount it expected to pay for losses (and loss expenses) for the member firms as a whole and then allocated that amount to the member firms based on the individual member’s expected losses. PCIC based premium calculations, which were determined annually based on experience through March of each year, on relative risk of the various lines of business performed by each of the owner companies, past claim experience of each owner company, growth of each of those companies, industry risk profiles in general and the overall insurance markets.

Our shareholder agreements with PCIC could require additional payments to PCIC if development of claims significantly exceeds prior expectations. If these circumstances were to occur, we would record a liability at the time it becomes probable and reasonably estimable.

We provide for the self-insured retention where specific estimated losses and loss expenses for known claims are considered probable and reasonably estimable. Although we maintain professional liability insurance coverage, this insurance does not cover claims made after expiration of our current policies of insurance. Generally accepted accounting principles require that we record a liability for incurred but not reported (“IBNR”) professional liability claims if they are probable and reasonably estimable, and for which we have not yet contracted for insurance coverage. We use actuarial assumptions to estimate and record our IBNR liability. As of March 31, 2010, we had a $145.5 million IBNR liability balance.

As stated above, commencing July 1, 2010, we obtained primary insurance for errors and omissions professional liability risks from Stone Mountain. Stone Mountain will provide us with $50 million of coverage per claim and in the aggregate on a claims-made basis. Stone Mountain intends to secure reinsurance for coverage provided $25 million in excess of the $25 million retained layer, and has done so for the policy period beginning July 1, 2010. Stone Mountain intends to issue a policy of insurance substantially similar to the policy issued by PCIC, and has done so for the policy period beginning July 1, 2010.

Insurance market conditions for us and our industry have varied in recent years, but the long-term trend has been increasing premium cost. Although the market for insurance is presently robust, trends toward higher self-insured retentions, constraints on aggregate excess coverage for this class of professional liability risk and financial difficulties which have, over the past two years, been faced by several longstanding E&O carriers are anticipated to recur periodically, and to be reflected in our future annual insurance renewals. As a result, we will continue to assess our ability to secure future insurance coverage, and we cannot assure that such coverage will continue to be available indefinitely in the event of specific adverse claims experience, adverse loss trends, market capacity constraints or other factors.

In light of increasing litigation worldwide, including litigation against professionals, we have a policy that all client relationships be documented by engagement letters containing specific risk mitigation clauses that were not included in all historical client agreements. Certain contractual provisions designed to mitigate risk may not be legally enforceable in litigation involving breaches of fiduciary duty or certain other alleged errors or omissions, or in certain jurisdictions. We may incur significant legal expenses in defending against litigation. With the exception of our brokerage business, nearly 100 percent of our U.S. and U.K. corporate clients have signed engagement letters including some if not all of our preferred risk mitigation clauses, and processes to maintain that protocol in the United States and the United Kingdom, and to complete it elsewhere, are underway.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of business. These risks include interest rate risk, foreign currency exchange and translation risk.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio in mainly short-term securities that are recorded on the balance sheet at fair value.

Foreign Currency Risk

Approximately 49 percent of our revenue for the nine months ended March 31, 2010 is denominated in currencies other than the U.S. dollar, typically in the local currency of our operations. These operations also incur most of their expenses in the local currency. Accordingly, our foreign operations use the local currency as their functional currency and our primary international operations use the British pound, Canadian dollar and the Euro. Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be adversely impacted by changes in these or other factors. At June 30, 2009, the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which our transactions are denominated would result in a decrease in net income of $6.9 million, or 4.7%, for the fiscal year ended June 30, 2009. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions.

Translation Exposure

Foreign exchange rate fluctuations may adversely impact our financial position as the assets and liabilities of our foreign operations are translated into U.S. dollars in preparing our consolidated balance sheet. Additionally, foreign exchange rate fluctuations may adversely impact our consolidated results of operations as exchange rate fluctuations on transactions denominated in currencies other than our functional currencies result in gains and losses that are reflected in our consolidated statement of operations. Certain of our foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenue in currencies (primarily in U.S. dollars) that differ from their functional currencies. To reduce this variability, we use foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections for up to a maximum of two years in the future.

The foreign currency and translation exposure risks have been heightened as a result of the recent large fluctuations in foreign exchange rates.

We consolidate our international subsidiaries by converting them into U.S. dollars in accordance with generally acceptable accounting principles of foreign currency translation. The results of operations and our financial position will fluctuate when there is a change in foreign currency exchange rates.

BUSINESS

Our Company

Towers Watson is a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital and risk and financial management. We provide advisory services on critical human capital management issues to help our clients effectively manage their costs, talent and risk. We offer our clients comprehensive services across three business segments, Benefits, Risk and Financial Services and Talent and Rewards, through a strong talent pool of approximately 14,400 associates across 34 countries. Our professional staff are trusted advisors and experts in their fields and include over 2,480 fully accredited actuaries. Towers Watson was formed on January 1, 2010, from the merger of Towers Perrin and Watson Wyatt, two leading professional services firms that trace their roots back more than 100 years.

We help our clients enhance business performance by improving their ability to attract, retain, and motivate employees and to manage and mitigate risk. We focus on delivering consulting services and technology solutions to help organizations anticipate, identify and capitalize on emerging opportunities in benefits and human capital management. We also provide independent advice and risk management solutions to insurance companies and corporate clients, as well as investment advice to help our clients develop disciplined and efficient strategies to manage risk and meet their investment goals.

Our target market is generally large, multi-national and domestic companies, with additional focus on the insurance industry. Our clients include many of the world’s leading corporations, including approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000, 76 percent of the FTSE and 100 percent of the Dax 30. We also advise more than three-quarters of the world’s leading insurance companies. We work with major corporations, emerging growth companies, governmental agencies and not-for-profit institutions in a wide variety of industries. Our client base is broad and geographically diverse. For the nine months ended March 31, 2010, no individual client represented more than one percent of our consolidated revenue.

The Benefits segment is our largest segment. This segment provides benefits consulting and administration services through four primary lines of business. Retirement supports organizations worldwide in designing, managing, administering and communicating all types of retirement plans. Health and Group Benefits provides advice on the strategy, design, financing, delivery, ongoing plan management and communication of health and group benefit programs. Through our Technology and Administration Solutions line of business, we deliver cost-effective benefit outsourcing solutions. The International Consulting Group provides expertise in dealing with international human capital management and related benefits and compensation issues for our clients and their subsidiaries. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of employee benefits plans and our clients’ annual needs for these services. The Benefits segment contributed approximately 65 percent of revenue during the nine months ended March 31, 2010.

The Risk and Financial Services segment, our second largest segment, has three primary lines of business. Risk Consulting and Software provides the insurance industry with consulting and industry-specific software solutions that range from asset-liability modeling and product development to economic capital aggregation and allocation. Reinsurance and Insurance Brokerage principally provides reinsurance brokerage services. Investment Consulting and Solutions provides investment strategy consulting and solutions for institutional investors, primarily to defined benefit and defined contribution pension plans. A significant portion of the revenue in this segment is from recurring work, driven in large part by the heavily regulated nature of the insurance industry and industry demands for these services, such as reinsurance brokerage. The Risk and Financial Services segment contributed approximately 20 percent of revenue during the nine months ended March 31, 2010.

The Talent and Rewards segment has three primary lines of business. Executive Compensation advises our clients’ management and boards of directors on executive pay and incentive programs. Rewards, Talent and Communication provides consulting on a number of issues facing employers including employee rewards (pay and incentives), talent management, employee communication and change management. Data, Surveys and Technology provides data, analytics, consulting and technology solutions, such as compensation and human capital benchmarking data, employee opinion surveys, and reward administration and talent management technology, to help employers more effectively manage their employees and human resources programs. The revenues in this segment are largely comprised of project-based work from a stable client base. The Talent and Rewards segment contributed approximately 15 percent of revenue during the nine months ended March 31, 2010.

Our company is recognized for our thought leadership and proprietary industry content. Our insights, derived from our extensive research across these three segments, are a core part of our brand identity and are widely cited by many major news outlets such as The Wall Street Journal in the United States and Asia, the New York Times, the Financial Times, BBC News and CNBC. We also produce proprietary studies and white papers on topics such as employee attitudes toward the workplace, executive pay trends, health care quality and costs, the impact of enterprise risk management on business performance and strategies for managing pension risk and investments. Our research on changing demographics in major economies is helping companies prepare for the impact of these changes on costs, productivity and the ability to attract and retain talented employees.

Industry Overview

As leading economies worldwide become more service-oriented and interconnected, effective human resources and financial and risk management are increasingly becoming a source of competitive advantage for companies and other organizations. Employers, regardless of geography or industry, are facing unprecedented challenges involving the management of their people. Changing technology, expectations for innovation and quality enhancements, skill shortages in selected areas, and an aging population in many developed countries have increased employers’ focus on attracting and retaining talented employees. Further, employers are focused on achieving productivity improvements and effectively managing the overall size and volatility of their labor costs. The growing demand for employee benefits and human capital management services is directly related to the size, complexity and rapid changes associated with the effective design, financial management and administration of human resources programs.

Kennedy Information defines the human resources consulting industry as services aimed at managing the employee “lifecycle,” consulting around the people component of change management and improving the effectiveness of the human resources function. These services include, but are not limited to, advising on human capital strategy; providing human resources financial guidance; consulting on benefits, compensation, and talent management; and providing human resources technology and transformation advisory services. According to Kennedy’s HR Consulting Marketplace 2009-2011: Key Trends, Profiles and Forecasts, the size of the global human resources consulting industry was $21 billion in 2009 and is forecasted to grow to approximately $23 billion in 2011, representing a compound annual growth rate of 4.1 percent. (Source: Kennedy Consulting Research & Advisory: HR Consulting Marketplace 2009-2011; ©2009 BNA Subsidiaries, LLC. Provided under license.)

Our clients continue to face increasingly complex risk management and investment decisions that we believe will drive demand for consulting services and solutions, as clients look for assistance to better manage these complexities. Our risk management and insurance clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. As mergers and acquisitions activity picks up within the insurance industry, clients also look to us as actuarial advisors on these transactions. Additionally, growth of insurance markets and regulatory change in emerging economies such as China and India will also provide an opportunity for us to provide insurance consulting services to these growing markets.

Industry Trends and Opportunities

We believe the key drivers of demand for our services include:

Complex and Changing Regulatory Environment. Employee benefits programs in most industrialized countries are subject to complex government regulations. These regulations change as governments address social and economic policy issues and as private employers implement changes in plan designs. Employers throughout the world are increasingly seeking human capital management consultants to assist them with plan design, compliance and regulatory advice. Legislative and regulatory changes also affect the insurance industry, which is one of the most heavily regulated industries in the world. For example, we expect that our clients will seek assistance with understanding and complying with the regulations resulting from changes in global accounting standards, regulatory changes in the insurance industry (such as Solvency II, economic risk-based solvency requirements established by the European Commission), recent regulatory changes around pensions in some European countries and health care reform legislation in the United States.

Importance of Employer-Sponsored Benefits Programs. According to the U.S. Census Bureau, currently less than eight percent of the world’s population is 65 and older, but this number is expected to increase significantly to reach 12 percent by 2030 and 16 percent by 2050. Currently, four countries have 20 percent or more of their population 65 and older and by 2030, approximately 55 countries are expected to cross this 20 percent threshold. As these numbers increase over the long term, private employers may be required to provide more benefits and stretch benefit dollars further to attract and retain talent by, for example, providing health and wealth accumulation vehicles for retirement. Additionally, health care costs in the United States are continuing to climb at rates well above the general Consumer Price Index, with employers facing an average seven percent increase in health care costs in 2010, according to Towers Watson’s 2010 Health Care Cost Survey. Employers are now paying 28 percent more for health care than they did just five years ago and employees are paying 40 percent more.

Strategic Importance of Effective Human Capital Management. The focus on increased productivity, risks related to attrition of key employees, competition for skilled employees and unprecedented changes in workforce demographics, along with rising employee-related costs, have increased the importance of effective human capital management, particularly as many developed economies shift from manufacturing to services. Currently, according to the Organization for Economic Cooperation and Development (OECD), services account for over 70 percent of total economic activity in most OECD countries, and growth in this sector has outpaced overall economic growth, a trend that is expected to continue. We expect that this shift will create further demand for benchmarking human resources programs, analysis to evaluate the return on the investment in human capital, employee engagement measurement and subsequent advising on changes to employers’ talent management and rewards strategy.

Increasing Complexity and Importance of Insurance and Risk Management Decision-Making. The global insurance industry is large and becoming increasingly complex, driven by changing economies, new legislation and regulation, and dynamic financial markets. Our risk management clients look to us to help them better identify, measure and manage key risks to help them avoid major losses, enhance risk-adjusted returns and improve business performance. Another key trend within the insurance sector is continued growth in wealth in emerging economies, which leads to higher demand for insurance. For example, insurance markets in India and China have been growing rapidly and will provide an opportunity for us to provide insurance consulting services to these growing markets.

In reviewing these long-term trends that will create opportunities for us to bring new intellectual capital and solutions to our clients, we see a number of opportunities for future growth in each of our segments: Benefits, Risk and Financial Services, and Talent and Rewards.

Benefits Segment Growth Opportunities

•	Continuing to help clients effectively manage pension risks and costs with innovative solutions.

•

Assisting clients in defining their health benefits strategies in light of the impact of legislative and regulatory changes, including health care reform. We believe there is also significant opportunity to expand penetration of the large and growing middle market for health benefits consulting.

•	Growing market share in the benefits administration market.

•	Capturing more multi-national assignments due to a stronger geographic presence.

Risk and Financial Services Segment Growth Opportunities

•

Continuing to enhance our service offerings for the insurance industry with new intellectual capital focused on critical client issues such as growth and profitability, risk and capital management, mergers and acquisitions, predictive modeling and regulatory and financial reporting changes.

•	Expanding investment consulting services with respect to new pools of assets, such as those held by insurance companies, endowment funds and sovereign wealth funds.

•	Evolving our service offerings to higher value-added work, such as our advanced investment solutions offering and structured products.

•

Bundling insurance consulting and software expertise with brokerage capabilities to develop comprehensive solutions to help our insurance industry clients better allocate, use and protect capital to achieve their financial objectives.

•	Leveraging our expertise in risk and capital management for the insurance industry to help our corporate clients address their risk management challenges.

Talent and Rewards Segment Growth Opportunities

•

Continuing to enhance data and metrics offerings to provide clients with the analytics and insights they need to effectively manage their businesses across many facets: compensation and benefits, wellness and productivity, employee engagement, workforce analytics and key human resources function metrics.

•	Continuing to expand our talent management and rewards consulting service offerings to help clients better manage and compensate their increasingly complex and global workforce.

•	Introducing employee surveys and talent and rewards management technology to a broader client base.

•	Assisting human resources functions to reduce costs through transformation of human resources service delivery and operations.

•	Implementation and hosting revenues for “software as a service” applications to support rewards administration, talent management and human resources operations.

Our Competitive Strengths

As a leading global professional services firm focused on providing consulting and other professional services related to employee benefits, human capital, and risk and financial management, we believe we are well positioned for continued growth due to our leadership and expertise in each of our respective lines of business along with the breadth and depth of our offerings. Our recently completed merger greatly enhanced our global footprint and our portfolio of products and services to better serve our clients. We believe the following strengths distinguish us from our competitors:

Deep, Longstanding Relationships with Many of the World’s Largest Corporations

We work closely with senior management at many of the world’s largest corporations. In fiscal year 2009, we provided services to approximately 85 percent of the Fortune Global 500 companies, 84 percent of the Fortune 1000 companies, 76 percent of the FTSE and 100 percent of the Dax 30. We provide services across more than one line of business for 99 of our top 100 largest clients. A number of these client relationships span several decades. Of our 100 largest clients in fiscal year 2009, ranked in terms of revenue, 97 were clients in each of the last three years. We believe our focus on delivering consistent and high-quality services to our clients has allowed us to maintain client relationships and gives us an ongoing opportunity to present existing clients with new and innovative services. We have deep relationships with many senior executives in our clients’ human resources and finance departments. We also have relationships within our clients’ finance departments through our consulting on benefits risk management and financing. Our executive compensation line of business has relationships with our clients’ boards of directors, board compensation committees and executive management.

Global Reach and Scale

We have an extensive global presence, with offices in more than 100 cities and 34 countries. We have a strong presence in major markets across North America and Europe, as well as offices in Latin America and the Asia-Pacific region. As examples of our global reach, we are a leading provider of global actuarial coordination services for retirement benefits, we are the largest employer of actuaries focused on the insurance industry, we have one of the world’s largest databases of manager performance research on unaffiliated investment managers, and we are a leader in global employee attitudinal and compensation data. This global scale enables us to effectively serve our multi-national client base by providing them with multi-jurisdictional, national and regional expertise.

Reputation for In-depth Industry Knowledge, Client Service and Quality

Our professional staff are consistently recognized by their peers, clients and the media for their in-depth knowledge of employee benefits and human capital management issues across a wide variety of industries, including financial services, pharmaceuticals, oil and gas and utilities. We also have deep, specialized expertise within the insurance industry. Our professional staff are known for their innovative and leading-edge services and solutions, particularly in the areas of pension cost and risk management, design and management of health and group benefits, risk and capital management within the insurance industry, investment consulting and manager research, and design of total rewards programs. Our mission is to contribute to our clients’ success and help them improve their business results, and our stated mission, vision and values are reinforced through our internal communication channels and performance standards. In addition, we have established standards for quality and professional excellence, which include guidelines on how we respond to requests for proposals, handle possible conflicts of interest and perform the work to the highest level of professional standards. Our associates are required annually to complete training and a test on our Code of Business Conduct.

Highly Educated and Accredited Professional Staff

Our professional staff are trusted advisors and experts in their fields. They include over 2,480 fully accredited actuaries, and a significant number of our associates have advanced degrees including MBAs, PhDs, medical degrees and law degrees. Career development is a critical part of the way we do business. We grow our business through new intellectual capital and innovation, which is achieved by encouraging all associates to continue to learn and develop throughout their careers. Because of our deep expertise, our associates frequently speak at major industry conferences, are regularly quoted in the business press and frequently contribute articles to human capital, financial and insurance publications. In fiscal year 2010, our associates contributed articles to or were quoted in Human Resource Executive, Business Insurance, Pensions and Investments, Global Reinsurance, Investments and Pensions Europe, Asian Investors and many other human capital, risk management and insurance trade publications.

Depth and Breadth of Research and Data

We have extensive and detailed data about all aspects of the workforce across the globe. The combination of data about compensation levels, benefit programs, typical employment practices, employee opinions, attrition and promotion patterns, and the human resources function enables us to provide insights about the workforce in almost any part of the world. For example, our compensation benchmarking databases contain information on nine million positions in 27,000 organizations around the world. Our benefits benchmarking database includes information from thousands of organizations. We survey over four million employees each year to gather information on employee preferences and opinions. Our investment manager performance database has performance information on over 1,800 investment managers. We receive this data on an annual basis, enabling us to analyze the latest trends and help keep our clients abreast of the implications of those trends on their workforce and labor costs.

Highly Recognized Global Brand

We believe we have one of the most highly recognized brand names in both the human capital and risk management businesses. We trace our roots back more than 130 years, when Rueben Watson formed R. Watson & Sons, the world’s oldest actuarial firm, and Henry W. Brown formed Henry W. Brown & Co. Through the recent merger of Watson Wyatt and Towers Perrin in January 2010, two of the leading professional services firms with two of the most respected global brands joined together. Both companies have had a long history of success and strong reputation for their client service, trusted advice and thought leadership.

Attractive Business Model with Significant Recurring and Diversified Revenues

We derive our revenue through a diversified service offering across Benefits, Risk and Financial Services and Talent and Rewards. Through each of these business segments, we provide a variety of services to a highly diversified client base. These services are offered across multiple geographies, including North America, EMEA, Asia-Pacific and Latin America. The nature of our business, our in-depth knowledge of our clients, and our client relationships provide opportunities for significant recurring revenues. We have a large number of recurring assignments because of our clients’ annual needs for certain of our services, many of which are driven by compliance with regulatory requirements, particularly for retirement and insurance services. These recurring services include actuarial valuation of defined benefit retirement plans and retiree medical plans, embedded value reviews for life insurance companies, actuarial valuation of property-casualty insurance reserves, retainer relationships with investment clients, placement of reinsurance coverage, renewal of health plan coverage, annual compensation reviews and annual employee opinion surveys. For example, our retention rate for actuarial valuation services to the Fortune 1000 and Pension and Investments 1000 was approximately 98 percent for the 12 months ended June 30, 2010 as compared to the prior year period. Since our service offerings in all segments extend from data benchmarking and analytics to consulting and administration services, brokerage and technology solutions, we are able to readily provide multiple services and expand relationships with our clients. We also have a highly diversified client base that spans clients across all industries and geographies.

Experienced Management Team Focused on Professional Excellence, Integrity and Business Performance

The eight members of our executive committee have been with us for an average of 27.5 years. Several of our senior leaders have been named top professionals by influential industry publications, and many are widely regarded as leaders in their respective fields. We believe their longstanding commitment to Towers Watson provides us with a significant competitive advantage in attracting and retaining both clients and top-notch talent.

Our Strategy for Profitable Growth

To achieve our mission and vision, we are aggressively pursuing the following strategic initiatives:

Strengthen Our Relationships and Expand Our Services with Our Existing Clients

Our client base consists of over 18,000 companies and their subsidiaries worldwide. As a result of the merger of Towers Perrin and Watson Wyatt and our enhanced service portfolio, we believe we have significant cross-selling opportunities to expand our existing client relationships across lines of business. With our focus on clients first, we will evaluate their needs and introduce our expanded services that would effectively address those needs. For example, many of the retirement actuarial clients of legacy Towers Perrin are likely in need of advice and support related to their pension assets, which we can now address through our significant investment consulting business. Additional examples of our expanded service offerings include: legacy Towers Perrin’s insurance consulting, reinsurance brokerage, health and group benefits consulting, and employee opinion surveys; and legacy Watson Wyatt’s benefits technology and administrative solutions, talent and reward technology solutions, and investment consulting and solutions. Further, we can more readily extend our service offerings around the globe because of our expanded presence in EMEA, Canada and Latin America. Because of our enhanced scale and service, we believe we are well positioned to expand the services and products we offer our existing clients. We have designated account directors and business development associates who are responsible for developing our most significant client relationships into long-term partnerships and deepening the integration of our services with our clients’ overall business strategies. These account directors and business development associates work with client teams of subject matter experts to anticipate broad client business issues and understand how they may affect the human capital and risk management concerns of the organization.

Expand Our Service Offerings Through Innovative Solutions

One of our critical priorities is to expand our intellectual capital, tools and methodologies to effectively serve our clients with the best solutions available in the market, leveraging the depth of our data and analytics. We continue to focus on developing new intellectual capital and new service offerings as we look to meet our clients’ emerging needs across both the human capital and risk and financial management areas. Many of our most innovative services have been developed as part of our work with valued clients, including our enterprise risk management offerings for the insurance industry, our performance and career management consulting and solutions, our retirement risk and cost management offerings, and our health care product offerings, such as our pharmacy purchasing collaborative.

Expand Our Market Share

We believe our well-recognized brand name, global reputation for quality service and extensive and widely cited research enable us to promote our services effectively to new clients and expand our market share. We also believe there are significant opportunities to develop new client relationships, and our account directors and business development associates actively seek opportunities to engage new buyers through existing clients and re-engage with decision-makers at former clients and prospects. Our client relationship management process employs different tactics depending on segment and location, but is focused on a common growth objective employing key process steps that include the identification and prioritization of key buyers in a market and the development of issue-based account plans to share the most appropriate Towers Watson intellectual capital aligned with each organization’s pressing people, risk or financial issues. As part of the business development and account management process, we meet with key client executives to reinforce our commitment to help our clients improve their business results through the use of our innovative services in human capital and risk and financial management.

Our plans to increase market share also include expanding our presence in emerging markets for our services, including Asia-Pacific as well as the Middle East. Asia-Pacific is a region where we expect significant growth opportunities, as China is expected to become the world’s largest economy over the next two decades. The region has a rapidly growing consumer class that we expect will generate significant demand for insurance and insurance consulting services, and we believe the area’s growing corporate sector will increase the need for risk and human capital management advisors. We anticipate that the Middle East and Asia-Pacific will generate considerable demand for human capital management services in the future as businesses in these economies increasingly face talent shortage and management issues.

Improve Operating Margins

An important element of our growth strategy is to continue to improve the efficiency with which we deliver our services and to capture cost synergies from the merger of Towers Perrin and Watson Wyatt. We expect our margins to improve as our revenues grow and we leverage our existing investments. We have plans in place to improve operating margins through a number of initiatives, including: completion of integration of our legacy firms’ technology, tools and methodologies following the Merger; increased pursuit of product solutions and implementation services where pricing is value-driven rather than based on hourly rates; a greater focus on revenue-generating activities with lower variable costs (such as subscription or bundled services); efficiency improvements through better staff leverage and standardization of repeatable processes; and reduction of our selling, general and administrative costs. We believe the successful execution of these initiatives should further help us to deliver improved operating margins.

Pursue Strategic Acquisitions and Alliances

Through strategic acquisitions and alliances, we will seek to build scale, capitalize on industry consolidation and expand the range of our service offerings. Through our Strategy and Corporate Development group, we follow a disciplined approach to pursuing acquisitions, focusing on selective best-in-class acquisitions of niche providers that are consistent with our growth strategy. Moreover, we also selectively pursue alliances to fill key product, service or geographic gaps and complement our existing portfolio of services in areas where acquiring or building those capabilities internally does not fit with our strategic goals. Examples of our strategic alliances include our alliances with health insurance companies and pharmacy benefit management companies (PBMs) to develop innovative health care solutions and various geographical alliances in countries that do not yet have a significant number of multi-national business headquarters. Examples of our commitment to selective acquisitions and alliances include our acquisition of International Survey Research Corporation, a global employee research and consulting firm; our acquisition of Rauser Consultants and Heissmann, two leading German actuarial firms; our acquisition of Brans and Co, a leading Dutch actuarial firm; our acquisition of Denis M Clayton & Co., Ltd., a leading U.K. reinsurance broker; our alliance with Fifth Quadrant, an actuarial and consulting firm in South Africa; and our acquisition of long time alliance partner Watson Wyatt LLP. We believe these acquisitions have significantly enhanced and expanded our capabilities.

Principal Services

Benefits Segment

The Benefits segment is our largest segment with approximately 6,300 associates. The Benefits segment generated approximately 65 percent of revenue for the first nine months of fiscal 2010. This segment has grown through business combinations as well as strong organic growth. It helps clients create and manage cost-effective benefits programs that help them attract, retain and motivate a talented workforce.

The lines of business within the Benefits segment are:

•	Retirement;

•	Health and Group Benefits;

•	Technology and Administration Solutions; and

•	International Consulting Group.

Retirement

Our retirement consulting, which comprises a substantial portion of the Benefits segment’s revenue and profit, supports organizations worldwide in designing, managing, and administering all types of retirement plans. We are one of the world’s leading advisors on retirement plans, providing actuarial and consulting services for large defined benefit and defined contribution plans, including design, funding and risk management strategies. We also help our clients assess the effects of changing workforce demographics on their retirement plans, cash flow requirements, and retiree benefit adequacy and security.

Our professional staff are named actuaries for many of the world’s largest retirement plan sponsors. Towers Watson provides actuarial services to more of the top 300 pension funds worldwide than any other consulting firm. In the United States, we provide actuarial services to three of the four largest corporate-sponsored defined benefit plans (based on total pension plan assets), and in the United Kingdom, we are advisor to almost half of the 100 largest corporate pension funds. Additionally, we have market-leading positions in Canada, Germany and the Netherlands. We offer clients a full range of integrated and innovative retirement consulting services to meet the needs of all types of employers—including those that continue to offer defined benefit plans and those that are reexamining their retirement benefits strategies. For those clients that want to outsource some or all of their pension plan management, we offer integrated solutions that combine investment consulting, pension administration, core actuarial services and communication assistance.

Our retirement consulting services include:

•	Retirement strategy and plan design;

•	Actuarial services and related support;

•	Retirement financial management;

•	Settlement solutions;

•	Compliance and governance strategies;

•	Risk management; and

•	Defined contribution solutions.

Much of our recent consulting with clients relates to managing risk and cost volatility, various regulatory changes (global accounting reform and United States and European pension funding legislation), and a broad-based desire on the part of many employers to revisit their retirement design approach. We use in-depth data and analytics to provide perspective on the overall environment and to help our clients with their design decisions. We have tracked the retirement designs of the largest public companies around the world over many years, providing clients with data to better understand the true magnitude of the movement from defined benefit to defined contribution designs.

To further enhance our retirement consulting services, we dedicate significant resources to technology systems and tools to ensure the consistency and efficiency of service delivery in all our offices worldwide. We also maintain extensive proprietary databases that enable our clients to track and benchmark benefit plan provisions. Retirement typically lags reduction in discretionary spending compared to the other segments, mainly due to ongoing regulatory requirements for our clients. Our retirement consulting relationships are generally longer term in nature and client retention rates are high. Revenue for the retirement practice is seasonal, with most of the work we perform falling around calendar year end reporting and compliance requirements, as clients complete their pension plan valuations; thus, the third quarter of our fiscal year is seasonally strongest. Major revenue growth drivers in this practice include changes in regulations, economic uncertainty, increased global demand and increased market share.

Health and Group Benefits

Through our second largest line of business in the Benefits segment, Health and Group Benefits, we provide plan management consulting across the full spectrum of health and group benefits programs, including health, dental, disability, life and other coverage. We also advise clients on emerging issues specific to their interests and needs, including the impact of health care reform legislation on their plan strategy and related health plan changes, and the implementation and monitoring of innovative new programs such as wellness or care management. Clients seek our evidence-based, practical solutions to improve employee health, satisfaction and productivity while minimizing costs.

Globally, many health care systems are strained by shrinking resources and increasing demand due to population aging and changes in employees’ health status. Our health and group benefits consulting services help clients provide health and welfare benefits to attract and retain qualified employees and enhance the health and productivity of their workforce.

In the United States, the enactment of health care reform legislation has prompted employers to reevaluate their health plan strategies in light of expanded coverage requirements and new tax considerations. Also, given continued above-inflation increases in health care costs, employers are seeking new and proven solutions for managing plan costs and engaging members. An increasing number of employers are adopting consumer-oriented health care approaches that encourage employees and retirees to participate more actively in health care buying decisions. These models put employees in charge of spending their own health care dollars and provide them with appropriate incentives, tools and information to make wiser health purchasing decisions.

We believe we have one of the strongest networks in the health and group benefits consulting business. We manage numerous collective purchasing initiatives (e.g., pharmacy, retiree health) that enable employers to achieve greater value from third-party service providers than they can realize on their own. Our approach to health and group benefits consulting emphasizes health and productivity, pharmacy, provider quality, effective communication, and data and metrics. Our global services include:

•	Program strategy, design and pricing;

•	Health condition management consulting;

•	Pharmacy benefit management consulting;

•	Workforce well-being evaluation and wellness and health promotion consulting;

•	Performance measurement and monitoring;

•	Development of funding strategies and forecasting, budgeting and reserve setting;

•	Vendor evaluation, selection and management; and

•	Claims audits and pre- and post-implementation audits.

Technology and Administration Solutions

Our Technology and Administration Solutions line of business, the third largest within the Benefits segment, provides benefits outsourcing services to hundreds of clients across multiple industries. Our world-class solutions are supported by our technology systems, including our BenefitConnect system in the United States, and our dedicated, regional service centers.

Supporting more than five million plan participants, we provide:

•	Pension and retirement plan administration; and

•	Health and welfare administration.

We have a 30-year track record of success in benefits outsourcing. We provide clients with three distinct delivery model options to help meet the needs of employers of all types, ranging from a full outsourcing option to co-sourcing along with our clients’ internal benefits departments to providing system support only.

In the United States, we are a top-tier benefits outsourcing provider and a market leader for co-sourced defined benefit administration for organizations with 10,000 or more employees. For retirement administration, BenefitConnect includes case management and administration tools to assist plan sponsors in managing the entire life cycle of pension administration, from new hire to retirement, and employee self-service tools that enhance employees’ understanding of their retirement benefits’ future value. For health and welfare administration, BenefitConnect is a customizable, web-based application that combines self-service employee tools with administrative and call-center components to facilitate the administration and management of health and welfare benefits.

In the United Kingdom, we are a leader in retirement administration outsourcing and flexible benefits administration services to the private sector, using highly automated processes and web technology to enable members to access their records and improve their understanding of their benefits. Our technology also provides trustees and human resources departments with timely management information to monitor activity levels and reduce administration costs. In markets outside the United States with more complex defined contribution arrangements, we have deployed sophisticated defined contribution technology, processes and controls. Our defined contribution administration model in Germany and the United Kingdom leverages web technology and provides clients with “back office” reconciliation, while offering the clients the option to outsource or co-source the front-office operations as needed. Participants can access data allowing them to be self-sufficient in managing their portfolios.

Within the United States, our client retention rates are approximately 94 percent for the 12 months ended June 30, 2010 as compared to the prior year period.

International Consulting Group

To help multi-national companies face the challenges of operating in the global marketplace, Towers Watson provides expertise in dealing with international human capital management and related benefits and compensation advice for corporate headquarters and their overseas subsidiaries. Through our global specialists and in cooperation with our local offices worldwide, we help multi-national companies on a range of issues, including: financial, accounting, cost and risk-control solutions for employee benefit plans globally, global actuarial services, and cross-border support for benefit plan consolidation in mergers, acquisitions and divestitures.

Risk and Financial Services Segment

Within the Risk and Financial Services segment, our second largest at approximately 20 percent of revenue during first nine months of fiscal 2010, we have three lines of business:

•	Risk Consulting and Software;

•	Investment Consulting and Solutions; and

•	Reinsurance and Insurance Brokerage.

The segment is united by an approach to client issues that focuses on risk and capital management. We help companies around the world improve business performance by effectively integrating risk management with their overall financial management framework. We work with a variety of client executives: chief financial officers and treasurers, chief risk officers and senior actuaries, reinsurance buyers, and pension plan sponsors and trustees. Two of our lines of business, Risk Consulting and Software and Reinsurance and Insurance Brokerage, have a particular focus on the insurance industry, while Investment focuses primarily on pension plans. However, all three of our businesses also apply their expertise to serve broader markets.

We believe we can add significant value to our clients by bringing a wider range of Towers Watson products and services to bear in addressing the issues they face. Our RiskCapital Solutions™ reflects this approach, combining risk consulting and software solutions with brokerage to assist insurance executives in more holistically managing their risk management and reinsurance brokerage/risk transfer decision-making. Investment often works with colleagues in our Benefits segment on retirement financial management issues. In the future, we will look for more opportunities to combine our services to respond in innovative ways to client needs.

We have also developed a range of financial modeling software products. Our products bring together innovative actuarial thinking with software expertise to provide comprehensive solutions for our insurance clients to measure value, manage risk and monitor capital adequacy. Our software solutions support a variety of activities, ranging from asset-liability modeling and product development to economic capital aggregation and allocation. These are used internally for consulting projects and licensed to clients around the world.

Risk Consulting and Software

The largest line of business within Risk and Financial Services, Risk Consulting and Software is primarily focused on the insurance industry. Our associates use deep analytical skills to solve practical business problems facing the insurance industry by applying the latest techniques and software solutions to help our clients improve business performance and create competitive advantage in areas such as financial and regulatory reporting, risk and capital management, mergers and acquisitions, corporate restructuring, and product and market strategies. We are also a leading provider of financial modeling software to the insurance industry. Our clients include 75 of the top 100 leading global insurance companies. We have more actuaries serving the insurance industry than any other professional services firm.

Through our legacy companies, we pioneered the use of enterprise risk management to help insurance companies identify and control their key risks, enhance risk-adjusted returns and meet strategic objectives. We are a major provider of actuarial valuation and due diligence support for insurance industry mergers, acquisitions and restructurings. We also help our clients value liabilities and economic value for financial reporting and management purposes and we provide other services such as product development, predictive modeling, strategies for entry into new markets, claim consulting and catastrophe modeling. We also help non-insurance entities with risk management issues such as evaluating and optimizing their insurance programs as part of their overall risk and capital management processes, and designing and implementing risk mitigation strategies for their retirement programs to align their risk profile with overall financial objectives.

Investment Consulting and Solutions

Investment Consulting and Solutions is the second largest line of business within the Risk and Financial Services segment. Our Investment business helps our clients manage investment complexity, establish their risk tolerance and improve governance.

We have one of the industry’s largest investment consulting practices. Our business is focused on creating value for institutional investors, primarily defined benefit and defined contribution pension plans, through independent, best-in-class investment advice. We provide coordinated investment strategy advice— based on expertise in risk assessment, asset-liability modeling, strategic asset allocation policy setting and investment manager selection—to some of the world’s largest pension funds and institutional investors. We advise more than 1,000 pension funds and institutional investors with assets in excess of $1 trillion, and we are a leader in creating innovative pension risk management solutions.

We have a large investment strategy team with more than 100 investment manager research professionals covering all asset classes from mainstream equities and fixed income to alternative investments, including hedge funds and private equity. With deep specialist expertise in asset management and actuarial science, we provide practical, independent advice tailored to meet the needs of our clients.

While Investment clients primarily include defined benefit and defined contribution pension plans, we see significant growth potential in other areas, including insurance company asset management, endowment funds and sovereign wealth funds.

Reinsurance and Insurance Brokerage

Reinsurance and Insurance Brokerage is the third largest line of business in the Risk and Financial Services segment. Our Brokerage business primarily serves as an intermediary between our clients and the insurance and reinsurance and capital markets. The substantial majority of our business is providing global reinsurance intermediary services and consulting expertise. We maintain trading relationships with more than 200 reinsurers and Lloyd’s underwriters.

We help our clients with reinsurance strategy and program review, claims management and program administration, catastrophe exposure management, contract negotiation and placement, and market security issues. Our integrated approach to risk and capital management helps our clients allocate, use and protect the capital they need to achieve financial objectives.

While most of our clients are insurance companies, our Brokerage business also places insurance programs for corporate clients. We have offices in North America and Europe to serve clients in all the major insurance markets. Our London office places reinsurance for Lloyd’s Syndicates and European insurance companies. In addition, it acts as a correspondent broker, placing reinsurance for North American companies into Lloyd’s of London. Together with Risk Consulting and Software, our Brokerage business has an on-the-ground presence in Bermuda to access and serve this important market.

Talent and Rewards Segment

Our third largest segment, Talent and Rewards, comprises approximately 15 percent of revenue for the first nine months of fiscal 2010 and is focused on three lines of business:

•	Executive Compensation;

•	Rewards, Talent and Communication; and

•	Data, Surveys and Technology.

Executive Compensation

We advise our clients’ management and boards of directors on executive pay programs, including base pay, annual bonus, long-term incentives, perquisites and other benefits. This work includes helping clients understand market practices relative to levels of compensation as well as the design of incentive programs. We also provide clients with executive pay related transactional support associated with various transactions such as mergers, acquisitions, divestitures, executive transitions and business restructuring. We have a global network of executive pay practitioners that allows us to provide comprehensive solutions to our clients. We maintain a number of proprietary databases that provide us with competitive advantage.

Rewards, Talent and Communication

From this line of business, we provide a broad array of capabilities in designing and implementing human resources programs and processes that touch employees, managers and leaders. Our solutions cut across the employment lifecycle, from attracting and deploying talent to managing and rewarding employees’ performance to developing their skills and providing relevant career paths to help retain and engage them over time.

Our primary practice areas are:

•

Talent Management. We help organizations develop integrated programs and processes to identify clients’ leadership and workforce needs, develop leaders and employees, and provide performance management to align goals and incentives for those employees and leaders with the critical drivers of business performance. Also within this practice, our human resources effectiveness services help clients implement the right human resources structure, service delivery model and staff to meet the needs of both the organization and employees efficiently and effectively.

•

Rewards. We provide the strategy, design and execution support for compensation programs to help clients optimize their reward spend and ensure their programs drive the behaviors and performance required to meet key business goals. Within this practice, we also have a sales effectiveness and rewards service offering focused on sales force productivity and incentives.

•

Communication and Change Management. We offer deep expertise in change management, organizational effectiveness and communication to support our consulting services and help drive employee engagement and align behavior with business results.

Data, Surveys and Technology

This line of business combines data, analytics and software to enable more effective management of people and human resources programs. It brings together our capabilities in employee surveys, global databases, and talent management and rewards technology.

This business includes our global compensation databases, employee survey practice, human capital metrics and analytics benchmarking offering, and software applications related to talent, performance and compensation management. These practices generate recurring revenue by leveraging data, technology and a pool of staff resources that can be flexibly deployed.

We have data and tools that our competitors cannot easily match. Our compensation databases cover almost 100 countries across six continents to support global clients wherever they do business. Our employee surveys offer clients access to the world’s largest normative database of employee attitudes and opinions. Our human capital metrics database provides benchmarks on key workforce and human resources measures and analyzes how they link to and drive business performance.

Competition

The human capital management consulting industry is highly competitive. We believe there are significant barriers to entry and we have developed competitive advantages in providing human resources consulting services. However, we face intense competition from several different sources.

Our principal competitors in the global human resources consulting industry are Mercer HR Consulting (a Marsh & McLennan company) and Aon Consulting (an Aon company), which recently announced it will acquire Hewitt Associates, another major competitor. In addition to these firms, the industry includes other benefits and compensation firms and the human resources consulting divisions of diversified professional service firms, such as Deloitte, Accenture and PricewaterhouseCoopers. Beyond these large players, the global human resources consulting industry is highly fragmented.

Our major competitors in the insurance consulting and solutions industry include Milliman, Oliver Wyman (a Marsh & McLennan company) and the big four accounting firms. In the reinsurance brokerage industry, our major competitors are Aon Benfield (an Aon company), Guy Carpenter (a Marsh & McLennan company) and Willis.

The market for our services is subject to change as a result of economic, regulatory and legislative changes, technological developments, and increased competition from established and new competitors. We believe the primary factors in selecting a human resources consulting firm include reputation, the ability to provide measurable increases to shareholder value and return on investment, global scale, quality of service and the ability to tailor services to clients’ unique needs. We believe we compete favorably with respect to these factors.

Our History

On January 1, 2010, Towers Perrin and Watson Wyatt merged to create Towers Watson, a leading global professional services firm focused on providing consulting services, brokerage services, and technology and administration solutions related to employee benefits, human capital and financial risk management.

Watson Wyatt traces its roots back to the actuarial firm R. Watson & Sons, founded in 1878 in the United Kingdom. In 1946, The Wyatt Company was established as an actuarial consulting firm in the United States. Over the next few decades, the U.S.-based firm branched out into such other services such as health care and compensation consulting and broadened its global reach, establishing offices throughout Canada, Europe, Latin America and Asia. In 1995, the two firms formed a global alliance and began operating as Watson Wyatt Worldwide. In 2000, the U.S.-based arm of the alliance completed a successful initial public offering and began trading on the NYSE under the symbol “WW.” In August 2005, the two firms formally combined into one.

Towers Perrin’s predecessor firm, Henry W. Brown & Co., was founded in 1871. Towers, Perrin, Forster & Crosby, Inc. was incorporated in Philadelphia, Pennsylvania, on February 13, 1934. The firm opened for business with 26 employees and initially operated a Reinsurance Division and Life Division. The firm eventually began to specialize in pensions and other employee benefit plans. Over the decades, the firm grew, diversified, globalized and was renamed Towers Perrin in 1987.

Employees

We employed 14,391 associates as of March 31, 2010, including approximately 13,474 full-time associates in the segments listed below, and 917 part-time/contract associates.

March 31, 2010
Benefits	6,309
Risk and Financial Services	2,169
Talent and Rewards	2,078
Other	395
Business Services (incl. corporate and field support)	2,523
Total associates	13,474

Our associates are not subject to collective bargaining agreements, except in four countries: Brazil, Germany, Belgium and the Netherlands. Associates subject to collective bargaining agreements comprise less than one percent of our workforce and we believe relations between management and associates are good.

We continually emphasize the importance of client service to all of our associates. Our mission is to contribute to our clients’ success and help them improve their business results, and our stated mission, vision and values are reinforced through our internal communication channels and performance standards. We familiarize new associates with these values within their first month of employment and continue to reinforce them throughout their careers.

In addition, we have established standards for quality and professional excellence, which include guidelines on, among other things, how we accept new clients and projects, handle potential conflicts of interest, and define, plan and perform our work to the highest level of professional standards. We have a dedicated staff of more than 50 professionals who act as advisory resources to management and associates on such issues as quality, client/prospect acceptance, and contracting. They also conduct and oversee regular office, practice and project reviews to ensure compliance with our professional excellence policies.

Properties

As of June 30, 2010, we operated offices in more than 100 cities and 34 countries throughout North America, Europe, Asia-Pacific and Latin America. Operations of each of our segments are carried out in leased offices under operating leases that typically do not exceed 10 years in length. We do not anticipate difficulty in meeting our space needs at lease expiration.

The fixed assets owned by us represented approximately five percent of total assets as of March 31, 2010, and consisted primarily of computer equipment and software, office furniture and leasehold improvements.

Legal Proceedings

From time to time, we are a party to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. See Note 13, “Commitments and Contingent Liabilities,” of the notes to our consolidated financial statements contained herein for information on our legal proceedings.

Financial Information about Segments

For financial information about segments, see Note 3, “Segment Information,” of the notes to our consolidated financial statements contained herein.

Financial Information by Geographic Area

For financial information by geographic area, see “Financial Statement Overview” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein.

Working Capital

For a discussion of our working capital practices, see “Liquidity and Capital Resources” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein.

MANAGEMENT

Board of Directors and Executive Officers

The following table contains information regarding our current directors and executive officers. The initial term of the individuals who currently serve as directors will expire at the first annual meeting of Towers Watson stockholders, with each such director to hold office until the earlier of their resignation or removal or the election and qualification of their respective successors. At each annual meeting of Towers Watson stockholders, each director will be elected for a one-year term expiring at the next annual stockholder meeting, with each such director to hold office until the earlier of their resignation or removal or the election and qualification of their respective successors. Executive officers hold their positions until the annual meeting of the Board of Directors or until their respective successors are elected and qualified.

Name	Age	Position
Executive Officers
John J. Haley	60	Chief Executive Officer and Chairman of the Board of Directors
Mark V. Mactas	58	President, Chief Operating Officer and Deputy Chairman of the Board
Walter W. Bardenwerper	59	Vice President, General Counsel and Secretary
Robert J. Charles	44	Managing Director, Asia-Pacific
Peter L. Childs	47	Principal Accounting Officer and Controller
James K. Foreman	52	Managing Director, North America
Julie J. Gebauer	49	Managing Director, Talent & Rewards
Luiz Roberto Gouvêa	59	Managing Director, Latin America
Patricia L. Guinn	55	Managing Director, Risk & Financial Services
Roger F. Millay	52	Vice President and Chief Financial Officer
Chandrasekhar (Babloo) Ramamurthy	54	Managing Director, EMEA
Gene H. Wickes	58	Managing Director, Benefits

Directors
Betsy S. Atkins	55	Director
John J. Gabarro	70	Director
Victor F. Ganzi	63	Director
Mark Maselli	49	Director
Gail E. McKee	51	Director
Brendan R. O’Neill	61	Director
Linda D. Rabbitt	61	Director
Gilbert T. Ray	65	Director
Paul Thomas	54	Director
Wilhelm Zeller	66	Director

John J. Haley has served as the Chief Executive Officer and as Chairman of the Board of Directors of Towers Watson since January 1, 2010. Previously, he served as President and Chief Executive Officer of Watson Wyatt beginning on January 1, 1999, as Chairman of the Board of Watson Wyatt beginning in 1999 and as a director of Watson Wyatt beginning in 1992. Mr. Haley joined Watson Wyatt in 1977. Prior to becoming President and Chief Executive Officer of Watson Wyatt, he was the Global Director of the Benefits Group at Watson Wyatt. Mr. Haley is a Fellow of the Society of Actuaries and is a co-author of Fundamentals of Private Pensions (University of Pennsylvania Press). Mr. Haley also serves on the boards of MAXIMUS, Inc., a provider of health and human services program management, consulting services and system solutions, and Hudson Highland Group, Inc., an executive search, specialty staffing and related consulting services firm. He has an A.B. in Mathematics from Rutgers College and studied under a Fellowship at the Graduate School of Mathematics at Yale University.

Mark V. Mactas has served as the President and Chief Operating Officer and as a director of Towers Watson since January 1, 2010. Mr. Mactas became Towers Perrin’s Chief Executive Officer and Chairman of the Board of Directors in 2001, and became Towers Perrin’s President in 2000. He joined Towers Perrin’s New York office as an international consultant in 1980 and also spent seven years in Towers Perrin’s San Francisco office and five years in Towers Perrin’s Chicago office. Mr. Mactas previously managed Towers Perrin’s global Health & Welfare practice and has served as a member of Towers Perrin’s management committee. Mr. Mactas is a fellow of the Society of Actuaries and the Conference of Consulting Actuaries and is a member of the American Academy of Actuaries and the International Actuarial Association. In addition, he has served as president of the Conference of Consulting Actuaries and has served on the board of directors of the American Academy of Actuaries. Mr. Mactas holds a B.A. degree in mathematics and economics from Lehigh University.

Walter W. Bardenwerper has served as Vice President, General Counsel and Secretary of Towers Watson since January 1, 2010. He served as Vice President and General Counsel of Watson Wyatt since joining Watson Wyatt in 1987 and served as Secretary since 1992. Mr. Bardenwerper was a director of Watson Wyatt & Company from 1992 to 1997. Mr. Bardenwerper was previously an attorney with Cadwalader, Wickersham & Taft and Assistant General Counsel and Secretary of Satellite Business Systems. Presently, Mr. Bardenwerper is a director of the Professional Consultants Insurance Company. He has a B.A. with Honors in Economics and graduated Phi Beta Kappa from the University of Virginia, has a J.D. from the University of Virginia Law School and served as a Law Clerk to United States District Court Judge Albert W. Coffrin.

Robert J. Charles has served as Managing Director of the Asia-Pacific region of Towers Watson since January 1, 2010. He previously served as a Vice President and the Regional Manager (Asia-Pacific) of Watson Wyatt beginning in 2007. Mr. Charles was previously the Regional Practice Leader for the Benefits Practice in Asia-Pacific from 2003 to 2007 and also the Managing Consultant for Watson Wyatt’s Hong Kong Office from 2004 to 2007. Mr. Charles also worked in India as Watson Wyatt’s Benefits Practice Leader for Watson Wyatt India, where he led the integration for a new acquisition. He started his career as a consulting actuary in Watson Wyatt’s Reigate office in 1987 and later became the Operations Manager for the London Benefits team. Mr. Charles was appointed a Partner of Watson Wyatt in Europe in 1999. He is a frequent speaker at conferences on pension reforms, is a Fellow of the Institute of Actuaries (U.K.) and holds a first class honours degree in mathematics from Oxford University.

Peter L. Childs has served as Principal Accounting Officer and Controller of Towers Watson since January 1, 2010. Previously, he served as Global Controller of Watson Wyatt from May 1999 until the Merger. Prior to his position with Watson Wyatt, Mr. Childs was with Manor Care, Inc., a provider of short- and long-term medical and rehabilitation care, where he served as Vice President—Finance and Treasurer from 1994 to 1999. He graduated cum laude from Brigham Young University with a B.S. in accounting, and he holds an M.B.A. from George Washington University in International Business Finance. Mr. Childs is a Certified Public Accountant.

James K. Foreman has served as Managing Director of the North America region of Towers Watson since January 1, 2010. Prior to the Merger, Mr. Foreman served Managing Director of the Human Capital Group of Towers Perrin beginning June 2007, with overall responsibility for the global lines of business and geographic operations of Towers Perrin’s Human Capital Group. Mr. Foreman joined Towers Perrin in 1985 and worked for almost 20 years at Towers Perrin in a number of leadership positions, including Managing Director of Towers Perrin’s Health & Welfare practice and member of Towers Perrin’s board of directors from 2003 to 2005, before joining Aetna Inc. in 2005 to become the executive vice president of their national businesses division. He rejoined Towers Perrin in June 2007. Mr. Foreman holds a B.A. in business economics from the University of California at Los Angeles.

Julie J. Gebauer has served as Managing Director of Towers Watson’s Talent and Rewards business segment since January 1, 2010. Beginning 2002, she served as a Managing Director of Towers Perrin and led Towers Perrin’s global Workforce Effectiveness Practice and the global Towers Perrin-International Survey

Research Corporation line of business. Ms. Gebauer was a member of Towers Perrin’s board of directors from 2003 through 2006. She joined Towers Perrin in 1986 as a consultant and held several leadership positions at Towers Perrin, serving as the Managing Principal for the New York office from 1999 to 2001 and the U.S. East Region Leader for the Human Capital Group from 2002 to 2006. Ms. Gebauer is a fellow of the Society of Actuaries and is an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Ms. Gebauer graduated Phi Beta Kappa from the University of Nebraska-Lincoln with a B.S. in Mathematics and English.

Luiz Roberto Gouvêa has served as Managing Director of the Latin America region of Towers Watson since January 1, 2010. Formerly, he served as the Regional Manager for Latin America and Market Leader for Brazil of Towers, Perrin, Forster & Crosby Ltda., a Brazilian subsidiary of Towers Perrin, beginning in January 2009. For the three previous years, he served as Regional Market Leader. Mr. Gouvêa was employed by Towers, Perrin, Forster & Crosby Ltda. since 1988, when he joined the company as a consultant, and he later became a senior consultant and then Country Manager for Brazil. Mr. Gouvêa graduated with a B.A. in electric engineering from Pontifícia Universidade Católica—PUC, Rio de Janeiro, and a B.A. in Actuarial Sciences from the Faculdade de Economia e Finanças do Rio de Janeiro. He is a member of the Instituto Brasileiro de Atuária (the Brazilian actuarial society).

Roger F. Millay has served as Vice President and Chief Financial Officer of Towers Watson since January 1, 2010, and he previously held the same position at Watson Wyatt from August 2008 until the consummation of the Merger. Prior to joining Watson Wyatt, Mr. Millay was with Discovery Communications LLC, a global cable TV programmer and digital media provider, where he served as Senior Executive Vice President and Chief Financial Officer beginning in 2006. At Discovery, he was responsible for the global financial functions, including accounting, treasury, budgeting, audit and tax. From 1999 to 2006, Mr. Millay was Senior Vice President and Chief Financial Officer with Airgas, Inc., an industrial gases and supplies distributor and producer. Mr. Millay has over 25 years of experience in financial officer positions, including roles at Arthur Young & Company, Citigroup, and GE Capital. He holds a B.A. degree from the University of Virginia and an M.S. in Accounting from Georgetown University’s Graduate School of Business, and he is a Certified Public Accountant.

Patricia L. Guinn has served as Managing Director of the Risk and Financial Services business group of Towers Watson since January 1, 2010. Previously, she served as Managing Director of the Risk and Financial Services business group of Towers Perrin beginning in 2001. She was a member of Towers Perrin’s board of directors from 2001 through 2004 and from 2007 until the consummation of the Merger. She joined Towers Perrin in 1976 and has held a number of leadership positions at the firm. She is a fellow of the Society of Actuaries, a member of the American Academy of Actuaries and a member of the Conference of Consulting Actuaries. She also currently serves as a trustee of the Actuarial Foundation and as a member of the Board of Directors of the International Insurance Society. Ms. Guinn graduated with honors from Hendrix College with a B.A. degree in Mathematics.

Chandrasekhar (Babloo) Ramamurthy has served as Managing Director for Towers Watson in Europe, the Middle East and Africa since January 1, 2010. He was Vice President, Regional Manager (Europe) of Watson Wyatt from 2005 until the consummation of the Merger, and he served as a member of Watson Wyatt’s board of directors from 2005 to 2008. He joined The Wyatt Company in 1977. Following the establishment of the global Watson Wyatt Worldwide alliance in 1995, Mr. Ramamurthy became a partner of Watson Wyatt LLP. Mr. Ramamurthy was based primarily in London, although between 1983 and 1986 he transferred to the international benefits and compensation consulting team based in the New York region, where he dealt primarily with the head offices of U.S. multinational companies. Upon returning to Europe, Mr. Ramamurthy was the account manager for a number of the company’s major clients in the U.K., advising on a broad range of human capital and employee benefits issues both in the U.K. and overseas. Mr. Ramamurthy was the Head of the European Benefits Consulting Practice from 1999 to 2004, before being appointed Managing Partner of Watson Wyatt LLP in 2004, and has also served on Watson Wyatt LLP’s Partnership Board. Mr. Ramamurthy holds an honours degree in Mathematics from King’s College, London.

Gene H. Wickes has served as the Managing Director of the Benefits business segment of Towers Watson since January 1, 2010. Previously, he served as the Global Director of the Benefits Practice of Watson Wyatt beginning in 2005 and as a member of Watson Wyatt’s board of directors from 2002 to 2007. Mr. Wickes was Watson Wyatt’s Global Retirement Practice Director in 2004 and the U.S. West Division’s Retirement Practice Leader from 1997 to 2004. Mr. Wickes joined Watson Wyatt in 1996 as a senior consultant and consulting actuary. Prior to joining Watson Wyatt, he spent 18 years with Towers Perrin, where he assisted organizations with welfare, retirement, and executive benefit issues. Mr. Wickes is a Fellow of the Society of Actuaries and has a B.S. in Mathematics and Economics, an M.S. in Mathematics and an M.S. in Economics, all from Brigham Young University.

Betsy S. Atkins has served as a director of Towers Watson since January 14, 2010. She has been the Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology and life sciences industry, since 1994. In 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc. prior to its sale to SAP AG. She previously served as Chairperson and Chief Executive Officer of NCI, Inc., a neutraceutical functional food company, from 1991 through 1993. Ms. Atkins also co-founded Ascend Communications, a manufacturer of communications equipment, in 1989, where she was also a member of the board of directors until its acquisition by Lucent Technologies, a telecommunications systems, software and products company, in 1999. Ms. Atkins currently serves on the board of directors of Polycom, Inc., SunPower Corp. and Chico’s FAS, Inc. From 2004 to May 2010, she served as a director of Reynolds American, Inc. From 2005 to 2006, Ms. Aktins served as a director of Vonage Holdings. From 2001 to 2003, she served as a presidential appointee to the Pension Benefit Guaranty Corporation board of directors. Ms. Atkins holds a B.A. in History from the University of Massachusetts.

John J. Gabarro has served as a director of Towers Watson since January 1, 2010. Previously, Mr. Gabarro served as a director of Watson Wyatt from 1999 to 2009, and was previously a director of Watson Wyatt & Company from 1995 to 1998. Mr. Gabarro has been a professor at the Harvard Business School since 1972, where he is the UPS Foundation Professor of Human Resource Management, Emeritus, in Organizational Behavior, and previously served as Baker Foundation Professor. He has taught in Harvard’s MBA, Executive and Doctoral Programs. He has served as faculty chair of Harvard’s International Senior Management Program and twice as head of its Organizational Behavior faculty and most recently, as faculty chair of Harvard’s Advanced Management Program. Mr. Gabarro completed his MBA, doctorate and post doctoral work at Harvard before joining its faculty.

Victor F. Ganzi has served as a director of Towers Watson since January 1, 2010. He is presently a consultant and corporate director. Mr. Ganzi was the President and Chief Executive Officer of The Hearst Corporation, a private diversified communications company, from 2002 to 2008. He served as Hearst’s Executive Vice President from 1997 to 2002 and as its Chief Operating Officer from 1998 to 2002. Prior to joining Hearst in 1990, Mr. Ganzi was the managing partner at the international law firm of Rogers & Wells (now part of Clifford Chance). Mr. Ganzi graduated summa cum laude from Fordham University with a B.S. in accounting, received a J.D. degree from Harvard Law School and holds an L.L.M. in Taxation from New York University. Mr. Ganzi serves as the lead director of Gentiva Health Services, Inc.

Mark Maselli has served as a director of Towers Watson since January 1, 2010. Mr. Maselli has also served as Managing Director of Health & Group Benefits, North America at Towers Watson since January 1, 2010. Mr. Maselli was a Principal of Towers Perrin from 2004 to 2009 and was a member of Towers Perrin’s board of directors from 2007 to 2009. He joined Towers Perrin in 2001 as a consultant. Mr. Maselli is an associate of the Society of Actuaries, a member of the American Academy of Actuaries and an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Mr. Maselli graduated from Rutgers University with a B.A. in Mathematics and Economics.

Gail E. McKee has served as a director of Towers Watson since January 1, 2010. She has also served as Managing Consultant of the Pacific Northwest at Towers Watson since January 1, 2010. Prior to the Merger, she worked at Watson Wyatt for over 15 years. At Watson Wyatt, she was a managing consultant, and she served on the Watson Wyatt board of directors. She has worked with large organizations on a broad range of domestic and international human resources programs for more than 20 years. Prior to joining Watson Wyatt, Ms. McKee worked for three years with The Walt Disney Company as the manager of international compensation and benefits, and prior to that position, as an account manager for Hewitt Associates for seven years. She holds a B.A. degree in English from the University of Washington and did graduate work at the business school at New York University. Ms. McKee is a Board of Trustee member of the Council on Employee Benefits, a founding member and President of the Human Resources Planning Society affiliate in the Pacific Northwest, and was a past member of the business school advisory board for Central Washington University.

Brendan R. O’Neill has served as a director of Towers Watson since January 1, 2010. He previously served as a director of Watson Wyatt from July 2006 to 2009. Dr. O’Neill was Chief Executive Officer and Director of Imperial Chemical Industries PLC (“ICI”), a manufacturer of specialty products and paints, until April 2003. From 2003 until 2006, Mr. O’Neill was an independent director for a range of companies. Dr. O’Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O’Neill’s career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O’Neill also held positions at HSBC Holdings PLC, BICC PLC, Aegis Group PLC, and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O’Neill is also a Director of Tyco International Ltd., Informa Group PLC and Endurance Specialty Holdings Ltd.

Linda D. Rabbitt has served as a director of Towers Watson since January 1, 2010. She previously served as a director of Watson Wyatt from 2002 to 2009 and is the founder and CEO of Rand Construction Corporation, a commercial construction company founded in 1989 that specializes in building renovation and tenant build-outs. Prior to founding Rand Construction Corporation, Ms. Rabbitt was the co-founder and co-owner of Hart Construction Company, Inc., a commercial tenant construction company. From 1981 to 1985, Ms. Rabbitt was with KPMG (formerly Peat Marwick), where she was Director of Marketing from 1982 to 1985. Ms. Rabbitt is a Director of Brookfield Properties, a commercial real estate company and is a Class C Director of the Federal Reserve Bank of Richmond. Ms. Rabbitt is also a Director of the Greater Washington Board of Trade and served as its Chair in 2002. Ms. Rabbitt has also served as a Director of the Economic Club of Washington, D.C., as a Director of Leadership Washington, and is a trustee of the Federal City Council and of George Washington University. Ms. Rabbitt holds a B.A. from the University of Michigan, Ann Arbor and an M.A. from George Washington University.

Gilbert T. Ray has served as a director of Towers Watson since January 1, 2010. Formerly, Mr. Ray served as a director of Watson Wyatt from 2000 to 2009. Mr. Ray was a partner of the law firm of O’Melveny & Myers LLP until his retirement in 2000. He practiced corporate law for almost three decades. He has extensive experience with corporate and tax exempt transactions, as well as international finance. Mr. Ray is a member of the boards of: two variable annuity funds managed by SunAmerica Asset management; Advance Auto Parts Company, a retailer of automotive parts; Diamondrock Hospitality, a real estate investment trust; and Dinequity, Inc., a restaurant management and franchise company. Mr. Ray is also a trustee of The John Randolph Haynes and Dora Haynes Foundation.

Paul Thomas has served as a director of Towers Watson since January 1, 2010. He has been the Chief Executive Officer of Reynolds Packaging Group since February 2008, when Alcoa sold the business to the Rank Group. Mr. Thomas joined Alcoa in 1978 and, prior to the sale of its packaging businesses, most recently served as Executive Vice President for Alcoa and Group President for its Packaging and Consumer businesses. Mr. Thomas holds a B.S. in material sciences and Metallurgical Engineering from Lehigh University and an Executive M.B.A. from the University of Tennessee.

Wilhelm Zeller has served as a director of Towers Watson since January 1, 2010. Formerly, he served as the chief executive officer of Hannover Re Group from 1996 until his retirement in June 2009. Prior to joining Hannover Re, Mr. Zeller was a member of the Executive Board of Cologne Re and then a member of the Executive Council of General Re Corporation, Cologne Re’s new principal shareholder. Currently, Mr. Zeller serves as a member of various advisory and supervisory boards in Germany as well as on the board of directors of Axis Capital Holdings Ltd. Mr. Zeller has received numerous awards and recognitions from worldwide trade periodicals including Reinsurance Personality of the Year and the Lifetime Achievement Award. He holds a B.A. in Business Administration from the University of Applied Sciences in Cologne, Germany.

Board Structure and Committee Composition

As of the date of this prospectus, our Board of Directors consists of twelve directors, eight of whom are “independent,” as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the listing standards of the NYSE and NASDAQ.

Our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and a Risk Committee. The current composition of our Audit Committee, our Compensation Committee, our Nominating and Governance Committee, and our Risk Committee and the function of each of the committees are described below.

Name	Audit Committee	Compensation Committee	Nominating & Governance Committee	Risk Committee
Outside Directors
Betsy S. Atkins				X
John J. Gabarro	X		C
Victor F. Ganzi**	C		X
Brendan R. O’Neill			X	X
Linda D. Rabbitt*		X		X
Gilbert T. Ray	X	C
Paul Thomas		X	X
Wilhelm Zeller		X		C
Inside Directors
John J. Haley
Mark V. Mactas
Mark Maselli
Gail E. McKee

*	— Lead Director

**	— Audit Committee Financial Expert

C	— Committee Chairperson

X	— Committee Member

Audit Committee

The Audit Committee’s principal responsibilities are to assist the Board of Directors in fulfilling the Board’s oversight responsibility relating to: the quality and integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company’s internal audit function; the independent auditors’ qualifications, independence, performance and compensation; the Company’s compliance with ethics policies and legal and regulatory requirements; and review of related person transactions. The Audit Committee is currently composed of three independent directors, John J. Gabarro, Victor F. Ganzi and Gilbert T. Ray. The Board of Directors has determined that Mr. Ganzi is both independent and an audit committee financial expert, as defined by SEC guidelines and NYSE and NASDAQ listing standards.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to, among other things: (i) review and approve corporate goals and objectives relevant to compensation of the Company’s Chief Executive Officer and the other executive officers, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and either as a Committee or together with the other independent directors (as directed by the Board of Directors), determine and approve the Chief Executive Officer’s compensation based on this evaluation and (ii) review and monitor compensation plans. The Compensation Committee is currently composed of four independent directors, Linda D. Rabbitt, Gilbert T. Ray, Paul Thomas and Wilhelm Zeller.

Nominating and Governance Committee

The Nominating and Governance Committee provides assistance to the Board of Directors in fulfilling its responsibilities by: identifying individuals qualified to become directors consistent with the criteria established by the Board of Directors; approving the nomination of candidates for all directorships to be filled by the Board of Directors or by the stockholders of the Company; identifying directors qualified to serve on the committees established by the Board of Directors and recommending to the Board of Directors members for each committee to be filled by the Board of Directors; maintaining and reviewing the Company’s Corporate Governance Guidelines; and otherwise taking a leadership role in shaping the corporate governance of the Company and overseeing the evaluation of the Board of Directors and management. The Nominating and Governance Committee is currently composed of four independent directors, John J. Gabarro, Victor F. Ganzi, Brendan R. O’Neill and Paul Thomas.

Risk Committee

The Risk Committee assists the Board of Directors in exercising its oversight of the operational activities of the Company by providing oversight and guidance to members of management who are responsible for the timely identification, mitigation, and management of those risks that could have a material impact on the Company. The Risk Committee is currently composed of four independent directors, Betsy S. Atkins, Brendan R. O’Neill, Linda D. Rabbitt and Wilhelm Zeller.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees and officers, including the President and Chief Executive Officer, the Chief Financial Officer and the Controller. We have also adopted a separate Code of Business Conduct and Ethics for Directors. Both codes are available on our website at www.towerswatson.com. Any amendments to the codes, or any waivers of their requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Named Executives

Under the heading “Executive Compensation,” we present a series of tables containing specific information about the compensation earned or paid for the six-month period beginning January 1, 2010, the effective date of the Merger, and ending June 30, 2010, to the following individuals, whom we refer to as our named executives:

•	John J. Haley, Chief Executive Officer, Chairman of the Board and Director

•	Roger F. Millay, Vice President and Chief Financial Officer

•

•

•

The discussion below is intended to help you understand the detailed information provided in those tables and to put that information into context within our overall compensation program.

How We Determined and Assessed Executive Compensation for Our Named Executives

Following the Merger, the Company’s newly constituted Compensation Committee (the “Committee”) determined the compensation for our executive officers for the six-month period from January 1, 2010, the effective date of the Merger, through June 30, 2010, the end of our fiscal year (the “Interim Post-Merger Period”). The Committee is responsible for evaluating the performance of the CEO and, either as a committee or together with the other independent directors of the Board, determining and approving the CEO’s compensation, as well as reviewing and approving performance reports and compensation of the non-CEO executive officers taking into account recommendations by the CEO (and recommendations by the President with respect to those executive officers who report to the President) and administering the Company’s cash- and equity-based incentive plans.

The Committee determined that compensation for the Interim Post-Merger Period should be treated as transitional, in large part maintaining Watson Wyatt compensation programs for executives who had worked for that company prior to the Merger and maintaining Towers Perrin compensation programs for executives who had worked for it prior to the Merger. This approach reflected the Committee’s determination that it was necessary first to focus on integrating the management, operations and business plan of the two companies before implementing an integrated and comprehensive executive compensation structure, as well as the fact that prior to the Merger the two companies had different fiscal years and thus different compensation cycles.

At Watson Wyatt, executives’ total direct compensation traditionally consisted primarily of base salary, supplemental performance-based awards in the form of annual fiscal year-end bonuses, and long-term incentive opportunities that were settled in stock pursuant to its Performance Share Bonus Incentive Program (the “SBI Program”). The only component not available to all associates was the long-term incentive opportunity.

At Towers Perrin, executives’ total direct compensation likewise consisted of base salary and supplemental performance-based awards in the form of annual fiscal year-end bonuses. However, due to its status as a privately held company, Towers Perrin did not offer a long-term equity award program to its executives.

Rather, Towers Perrin maintained an additional annual compensation program in the form of a bonus for those employees known as “Principals,” who generally were owners of Towers Perrin shares. The Principal bonus program was a discretionary incentive program, and, in accordance with Towers Perrin’s private company structure, was a means by which Principals shared in Towers Perrin’s profits each year. The amount of the Principal bonus was based, in part, on the amount of the annual fiscal year-end bonus earned under the individual bonus program.

Based on the foregoing considerations, the Committee made the following executive compensation decisions for the Interim Post-Merger Period:

•

The Committee determined that the named executives should maintain their respective base salaries and target bonus percentages for the purposes of determining pro rata fiscal year-end bonuses for the Interim Post-Merger Period.

•

The Committee awarded annual bonuses that generally were at or above target, based on discretionary assessments of relevant business unit performance, individual contributions to business performance and overall financial results.

•

The Committee awarded stock options to executives who formerly had worked at Watson Wyatt with a grant date fair value equal to one-half of the target value of awards traditionally made under Watson Wyatt’s SBI Program. These awards took into account the fact that Watson Wyatt had suspended its SBI Program in anticipation of the closing of the Merger and in lieu thereof had awarded stock options for the six months prior to the Merger with a grant date fair value equal to one-half of the target values of SBI Program awards.

•

As contemplated by Towers Perrin and Watson Wyatt in connection with the Merger, the Committee determined that it would not issue options to Towers Perrin executives relating to the six-month period ending June 30, 2010. This determination was based on the fact that Towers Perrin Principals had received consideration in connection with the Merger that in large part represented a buyout of their ownership interests in the privately-held Towers Perrin and had received Principal bonuses for the entire Towers Perrin fiscal year period, which ended December 31, 2009.

These compensation programs and determinations are discussed in greater detail below.

Elements of Our Executive Compensation Program

For the six months ended June 30, 2010, our executive compensation program consisted primarily of the following integrated components: base salary, supplemental performance-based awards in the form of fiscal year-end bonuses, and, for the named executives from Watson Wyatt, a long-term incentive opportunity in the form of nonqualified stock options, which together make up a named executive’s total direct compensation for the six-month period.

Base Salary

In order to provide a fixed level of compensation for the performance of an executive’s regular duties, the Company pays all of its named executives a fixed, annual base salary. For the six months ended June 30, 2010, the Committee maintained the base salaries that were in effect for each of the named executives at their respective legacy organizations immediately prior to the Merger.

Fiscal Year-End Bonuses

The Company’s named executives participate in an annual fiscal year-end bonus program, which the Company provides in order to supplement base salary and reward achievement of individual, business segment/

function and/or overall Company results for the most recently completed fiscal year. The bonus program was operated under the stockholder-approved Watson Wyatt Incentive Compensation Plan, which was assumed by the Company in the Merger. Pursuant to this program, for the six-month period ending June 30, 2010, the Committee maintained each named executive’s bonus target as a percentage of base salary that had been assigned to him at the company where he worked prior to the Merger, as shown in the table below:

Name	Target Bonus Percentage
John Haley	100.0%
Roger Millay	62.5%

The amount of fiscal year-end bonuses awarded as a percentage of target is discretionarily determined. Following the end of the fiscal year, Mr. Haley’s Interim Post-Merger Period bonus was approved by the Board of Directors based on the recommendations of the Compensation Committee. The Compensation Committee recommended, and the Board of Directors approved, a pro-rated bonus ($            ) equal to             percent of Mr. Haley’s target bonus. Below are Mr. Haley’s performance goals, which were the principal factors taken into account in determining Mr. Haley’s bonus:

•	Earnings Per Share target of $1.65

For the named executives other than Mr. Haley, [description of process, performance considerations and bonus determinations to come once finalized].

Long-Term Incentive Compensation: Nonqualified Stock Options

The Committee noted that, historically, Watson Wyatt had provided its most senior executives with long-term incentive compensation under its SBI Program. The SBI Program was designed to advance Watson Wyatt’s executive compensation objectives by rewarding the achievement of strategic performance objectives with equity. As a result, Watson Wyatt weighted its SBI Program so that it provided a significant portion of its named executives’ total direct compensation opportunity. Prior to but in light of the Merger, Watson Wyatt’s compensation committee had determined to grant stock options as incentive compensation in lieu of establishing awards under the SBI Program for fiscal year 2010. The options were granted to senior executives who otherwise would have been selected by the Committee to receive SBI Program awards. Because the anticipated timing of the Merger fell six months into Watson Wyatt’s fiscal year, the value of options granted was approximately one-half of the target value of grants under the SBI Program.

The Committee determined to grant nonqualified stock options as incentive compensation to the named executives from Watson Wyatt to address these compensation considerations for the Interim Post-Merger Period. In order to address the six month timeframe from the date of the Merger through the end of the fiscal year, the Committee granted options with a Black-Scholes value equal to approximately one-half of the target value of traditional grants under the SBI Program. The number of options granted was determined by reference to the SBI Program which had existed at Watson Wyatt, pursuant to which the target number of performance shares that could be earned by an executive represented a multiple of the cash portion (75 percent) of the named executive’s target bonus for the year of grant, with the multiples ranging from 2.0 for Mr. Haley and 1.25 for Mr. Millay to 1.0 or 0.75 for the other participants in the SBI Program. Mr. Haley’s multiple is higher because his leadership is considered by the Committee to be critical to the Company. Mr. Millay’s multiplier, while not as high as Mr. Haley’s, is higher than for the other named executives from Watson Wyatt in order to reflect the importance of his role as Chief Financial Officer.

The options were granted on March 4, 2010 under the Company’s 2009 Long-Term Incentive Plan. The options were granted to high-performing senior executives of the Company from Watson Wyatt, including the named executives from Watson Wyatt. These executives were determined by the Committee to have a direct impact on or responsibility for driving strategy throughout the Company. The options have a seven-year term and were fully vested upon grant, so that participants will be able to realize value under their options only to the extent that the value of the Company’s stock price appreciates. The number of options granted to Messrs. Haley and Millay was 55,530 and 13,042, respectively.

Retirement and Savings Plan Benefits

Retirement and Savings Plans

Each of the named executives participates in a defined benefit plan sponsored by each of the respective legacy organizations that is available to associates in the United States. The Company’s sponsorship of such plans is consistent with our belief that defined benefit plans continue to represent a crucial and viable means for us to provide for the future retirement security of our associates and to encourage sustained service to the Company. More details regarding the defined benefit plans are included in the discussion following the Pension Benefits table on page 100. Each of our named executives is also eligible to participate in a 401(k) plan that is available to associates in the United States.

Nonqualified Retirement Plans

The legacy organizations also sponsor nonqualified defined benefit and defined contribution retirement plans for our highly compensated executives, including our named executives in the United States, which provide benefits in excess of Internal Revenue Code (“IRC”) limits. The purpose of these plans is to provide our senior executives with the retirement benefits they would have received in the absence of the IRC limitations.

Employee Welfare Benefit Plans

Our named executives are eligible for medical, life insurance and other welfare benefits available to other associates, depending upon the organization they were employed by prior to the Merger and the region in which they are located. There are no special medical plans or other welfare plans for our named executives, except that the named executives from Watson Wyatt are covered by an excess personal liability policy that the Company provides to only certain of its senior executives from Watson Wyatt.

Severance Benefits

The Company has not entered into employment agreements with its named executives [Messrs. Haley and Millay] but in the Merger assumed arrangements that were in place at Towers Perrin. The Company maintains severance pay guidelines for U.S.-based Watson Wyatt associates, which would include the named executives from Watson Wyatt. The guidelines provide for severance pay in an amount equal to two weeks pay for each full year of the named executive’s service, up to a maximum of 24 weeks’ pay, or an amount equal to one week’s pay for each full year of service, whichever is greater, payable in a lump sum upon termination. Any severance benefits payable to a named executive in such circumstances would be entirely discretionary and would be subject to the approval of the Committee.

The Company assumed transaction-based compensation agreements that Towers Perrin entered into effective December 31, 2008 with certain of its Principals, including [            ]. These agreements provide for severance benefits in the event of a termination of employment under certain circumstances within two years after a Change in Control (as defined in the agreement). These agreements were provided to incent these executives to exert their maximum efforts for, and remain in the employ of, Towers Perrin leading up to, and during the transition period following, a “change in control.” The merger constituted a change in control for purposes of the transaction-based compensation agreements.

Under the terms of the transaction-based compensation agreements, in the case of termination by the Company other than for “cause,” or by the executive officer for “good reason,” within two years after a Change in Control (or within one year prior to the change in control if the executive demonstrates the termination or event was in contemplation of the change in control), the Company will provide the executive officer with a lump-sum cash payment equal to the sum of the following, in addition to any previously accrued but unpaid payments and benefits: (1) a prorated bonus for the calendar year in which the termination occurs, calculated using: the average of the executive’s “Annual Bonus” (generally defined to include the bonuses received under the individual and principal bonus programs) in respect of the three (or fewer) completed calendar years (annualized with respect to any such calendar year for which the executive officer has been employed for only a portion of such year) immediately prior to the calendar year in which the change in control occurred; and (2) an amount equal to two times the executive officer’s “Annual Compensation,” which is defined as the sum of (a) the executive’s base salary (as in effect prior to the termination or, if greater, immediately preceding the change in control), and (b) the executive’s target individual bonus (or, if greater, the average of the executive’s individual bonus in respect of the three (or fewer) calendar years immediately prior to the calendar year in which the change in control occurs). Payments under the transaction-based compensation agreements are reduced to the extent necessary to avoid application of the “golden parachute” excise tax and deduction limitations of the IRC. The transaction-based compensation agreements do not provide for any payments upon the executive’s death or disability.

For purposes of the transaction-based compensation agreements, “cause” generally includes the executive’s termination of employment due to (1) the executive’s conviction of, or plea of guilty or no contest to, a felony; (2) the willful failure of the executive to perform his or her duties to the Company; or (3) the willful engaging by the executive in gross misconduct that is materially and demonstrably injurious to the Company, monetarily or otherwise. “Good Reason” generally includes: (1) any material reduction in (a) the executive’s base salary, or (b) the amount of the annual bonus; (2) the assignment to the executive of any duties materially inconsistent with the nature and status of the executive’s responsibilities immediately prior to the change in control, except where the executive’s overall duties and status among the Company and its affiliates are not substantially altered; (3) the executive’s duties, titles, responsibilities or authority (including offices and reporting relationships) are materially diminished except where the executive’s overall duties, title, responsibilities and authority among the Company and its affiliates are not substantially altered; or (4) required relocation of the executive more than fifty (50) miles from where the executive was based immediately prior to the change in control.

Compensation arrangements for our executive officers, including the named executives, beginning in fiscal year 2011 have not yet been finalized. Once such arrangements are established (which is expected to occur by September 2010), they will be described on a Current Report on Form 8-K and a detailed description of such arrangements will be included herein.

Tax and Accounting Treatments of Elements of Compensation

Section 162(m) of the IRC disallows a tax deduction for the Company for individual executive compensation exceeding $1 million in any taxable year, excluding compensation that is considered to be “performance based.” Under the Incentive Compensation Plan, which was approved by the stockholders of Watson Wyatt and assumed by Towers Watson in connection with the Merger, annual fiscal year-end bonuses paid to senior executives may qualify as “performance-based compensation” that is not counted toward the $1 million limitation on deductibility of compensation.

For fiscal year 2010, the Watson Wyatt compensation committee established the fiscal year (July 1, 2009 to June 30, 2010) as the performance period and established the maximum incentive award as 2.5 percent of net income for the performance period in the case of the CEO and any other participant who is a member of the Board, and 1.5 percent of net income for each other named executive. For fiscal year 2010, the Committee certified the amount of net income as defined under the plan for the performance period and each participant’s maximum award under the plan, and determined each participant’s actual award as described above. The bonuses actually paid were well below the maximum incentive awards established by the Committee.

As a result, the pro rata fiscal year-end bonuses for the six months ended June 30, 2010 paid to the executives under the Incentive Compensation Plan will not be counted toward the $1 million limitation on deductibility of compensation. Likewise, because they were granted under a stockholder-approved plan, the stock options awarded to executives who formerly worked with Watson Wyatt are not subject to the $1 million limitation on deductibility of compensation.

Stock Ownership Guidelines

For the six-month period ending June 30, 2010, the Company has kept in place the Watson Wyatt stock ownership guidelines for Watson Wyatt associates. The stock ownership guidelines currently applicable are intended to align associates’ financial interest with the interests of other stockholders and the Company. No stock ownership guidelines are currently applicable to Towers Perrin associates. The Committee is currently assessing the extent to which stock ownership guidelines will be applied on a global basis going forward.

For our named executives from Watson Wyatt, the guidelines call for accumulating and holding vested shares having a value in excess of 150 percent of base salary, with such guideline prorated over the first ten years of employment with the Watson Wyatt and Towers Watson. Each of our named executives had satisfied his guideline as of June 30, 2010 and owned substantially more stock than required by the guidelines.

COMPENSATION COMMITTEE REPORT

Our Committee is composed of four independent Directors, each of whom meets the independence requirements of the NYSE and NASDAQ listing standards and the rules and regulations of the SEC. The Compensation Committee operates under a written charter adopted by the Board. Our charter can be viewed on the Company’s website (www.towerswatson.com), in the Investor Relations section.

We have reviewed and discussed the Compensation Discussion and Analysis (CD&A) with the CEO, CFO and senior management. Based upon our review and such discussion, we recommended to the Board that the CD&A be included in this disclosure document.

THE COMPENSATION COMMITTEE:

Gilbert T. Ray (Chair)

Linda D. Rabbitt

Paul Thomas

Wilhelm Zeller

Compensation of Executive Officers

General Overview

The tables and narratives set forth below provide specified information concerning the compensation of our named executives. The Summary Compensation Table below reports:

•

Compensation paid or accrued by Towers Watson with respect to services rendered to Towers Watson for the six months from January 1, 2010, the effective date of the Merger, to June 30, 2010, the end of the fiscal year;

•

With respect to Messrs. Haley, Millay and [            ], who previously served at Watson Wyatt, compensation paid or accrued with respect to services rendered to Watson Wyatt for the six months of its fiscal year from July 1, 2009 to December 31, 2009, the day before the effective date of the Merger, and for the fiscal years ended June 30, 2009 and 2008; and

•

With respect to [            ], who previously served at Towers Perrin, compensation paid or accrued with respect to services rendered to Towers Perrin for the fiscal years ended December 31, 2009, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year (1)	Salary ($)		Bonus ($) (2)		Stock Awards ($) (3)		Option Awards ($) (4)	Change in Pension Value and Non-Equity Nonqualified Deferred Compensation Earnings ($) (5)		All other Compensation ($) (6)		Total ($)
John J. Haley	2010	$		$		$		$	$		$		$
Chief Executive Officer and Chairman of the Board of Directors	2010
	2009		905,000		1,281,000		1,372,500			511,176		87,393		4,157,069
	2008		865,000		1,300,000		1,312,500			2,491,531		79,495		6,048,526

Roger F. Millay (7)	2010
Vice President and Chief Financial Officer	2010
	2009		481,250		558,000		322,266			120,607		6,900		1,489,023

[Third Named Executive Officer]

[Fourth Named Executive Officer]

[Fifth Named Executive Officer]

(1)	With respect to Messrs. Haley, Millay and [ ], fiscal years include: (i) the six months from the effective date of the Merger, January 1, 2010 to June 30, 2010; (ii) the six months of Watson Wyatt’s fiscal year from July 1, 2009 to December 31, 2009; and (iii) Watson Wyatt’s fiscal years ended June 30, 2009 and 2008. With respect to [ ], fiscal years include: (i) the six months from the effective date of the Merger, January 1, 2010 to June 30, 2010; and (ii) Towers Perrin’s fiscal years ended December 31, 2009, 2008 and 2007.

(2)	Reflects the value of fiscal year-end bonuses earned during the six months from January 1, 2010, the effective date of the Merger, to June 30, 2010, and which were paid in September 2010. The fiscal year-end bonus program is a discretionary bonus program, which is designed to reward achievement of individual, business segment/function and/or overall results for Towers Watson during the fiscal year. For fiscal year 2010, Mr. Haley’s target bonus was 100% of his base salary and Mr. Millay’s target bonus was 62.5% of his base salary. The amount of the bonus awarded as a percentage of target was discretionarily determined at fiscal year-end by Towers Watson’s Compensation Committee based on the achievement of individual, business segment/function and/or overall results for Towers Watson during the fiscal year.

(3)	With respect to Messrs. Haley and Millay, represents, for the years shown, the aggregate grant date fair value under applicable accounting standards of awards under Watson Wyatt’s SBI Program.

(4)	With respect to Messrs. Haley and Millay, represents the aggregate grant date fair value under applicable accounting standards of options awarded under the Towers Watson & Co. 2009 Long Term Incentive Plan. Assumptions used in the calculation of these amounts are included in Note 9, “Share-based compensation,” to our audited consolidated financial statements for the fiscal year ended June 30, 2010, on page [ ] of this prospectus.

(5)	With respect to Messrs. Haley and Millay, reflects any aggregate increase in actuarial present values during the six months ended June 30, 2010 of Messrs. Haley’s and Millay’s accumulated benefits under the Watson Wyatt & Company Pension Plan for U.S. Employees and the Excess Compensation Plan of Watson Wyatt & Company. For the six months ended June 30, 2010, any increase was determined using assumptions that are the same as those used in Towers Watson’s financial statements for the fiscal year ending June 30, 2010, except that retirement is assumed to occur at the earliest unreduced retirement age for the named executives, and no pre-retirement terminations or deaths are assumed to occur.

(6)	With respect to Messrs. Haley and Millay, for the six months ended June 30, 2010, all other compensation consists of (a) Watson Wyatt matching contributions made to a qualified savings plan in the amount of [$ ] for [ ]; (b) Watson Wyatt contributions made to a nonqualified deferred compensation plan in the amount of [$ ] for [ ]; and (c) payment for the annual cash out of excess unused paid time off (all U.S.-based Watson Wyatt associates are subject to the same paid time off limits) in the amount of [$ ] for [ ].

Towers Watson provides to its named executives no perquisites or other personal benefits having an aggregate incremental cost for any named executive in excess of $10,000, and as a result, the value of any such perquisites or other personal benefits is not included in this column.

(7)	Mr. Millay commenced employment with Watson Wyatt on August 18, 2008.

Grant of Plan-Based Awards During the Six Months Ended June 30, 2010

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($) (1)
John J. Haley	March 4, 2010	51,403	$45.88	$686,250
Roger F. Millay	March 4, 2010	12,073	45.88	161,133
[Third Named Executive Officer]
[Fourth Named Executive Officer]
[Fifth Named Executive Officer]

(1)	Represents the grant date fair value of the options awarded determined in accordance with applicable accounting standards, based on the closing price of Towers Watson’s Class A Common Stock on the date of the award of $45.88 and utilizing a Black-Scholes factor of 29.10 percent.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price (2) ($)	Option Expiration Date
John J. Haley	51,403	$45.88	3/4/17
	55,530	42.47	9/9/16
Roger F. Millay	12,073	45.88	3/4/17
	13,042	42.47	9/9/16
[Third Named Executive Officer]
[Fourth Named Executive Officer]
[Fifth Named Executive Officer]

(1)	All options reported are fully vested and represent the right to purchase Towers Watson Class A common shares at the stated exercise price.

Options Exercised and Stock Vested During the Six Months Ended June 30, 2010

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John J. Haley	0	$0	0	$0
Roger F. Millay	0	0	0	0
[Third Named Executive Officer]
[Fourth Named Executive Officer]
[Fifth Named Executive Officer]

With respect to the Named Executives, no option awards were exercised and no stock awards vested during the six months ending June 30, 2010.

Pension Benefits During Fiscal Year 2010

With respect to Messrs. Haley and Millay, the following table below provides information as of June 30, 2010 regarding the number of years of credited service, the earliest unreduced retirement age and the present value of accumulated benefits payable at that retirement age with respect to the Watson Wyatt & Company Pension Plan for U.S. Employees (which we refer to as the “Watson Wyatt Pension Plan”), the Excess Benefit Plan of Watson Wyatt & Company (which we refer to as the “Watson Wyatt Excess Benefit Plan”) and the Watson Wyatt Excess Compensation Plan (the “Excess Compensation Plan”), all of which were assumed by Towers Watson in connection with the Merger. Neither Mr. Haley nor Mr. Millay currently has an accrued benefit under the Excess Benefit Plan, and the Excess Benefit Plan is not separately listed. No payments were made from any of these plans to any of the foregoing executives during fiscal year 2010.

Pension Benefits
Name	Plan	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)

John J. Haley	Watson Wyatt Pension Plan		$	$
Watson Wyatt Excess Compensation Plan

Roger F. Millay	Watson Wyatt Pension Plan
Watson Wyatt Excess Compensation Plan

[Third Named Executive Officer]

[Fourth Named Executive Officer]

[Fifth Named Executive Officer]

(1)	With respect to Messrs. Haley and Millay, the assumptions and methodology used in calculating the estimated present value shown in this column for Messrs. Haley and Millay are the same as those used and disclosed in Towers Watson’s audited financial statements (see Note 5) as of June 30, 2010 (included in Towers Watson’s annual report on Form 10-K for the fiscal year ended June 30, 2010), except the named executives are assumed to retire at their earliest unreduced retirement age (age 60 for Mr. Haley and age 62 for Mr. Millay), and no pre-retirement terminations or deaths are assumed to occur. Also, no additional compensation or service is assumed beyond the June 30, 2010 calculation date. The specific relevant assumptions include a discount rate of 7.50% and 6.75%, respectively, for the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan, and post-retirement mortality based on the mortality table described in Section 430(h)(3)(A) of the Code for annuitants. In addition, for the Watson Wyatt Excess Compensation Plan benefits which are payable as a lump sum, an interest rate of 3.50% and the 1983 Group Annuity Mortality table (blended 50/50 for males and females) were used in the calculations.

Watson Wyatt U.S.-Based Pension Plans

The Watson Wyatt Pension Plan is a broad-based, tax-qualified defined benefit pension plan that provides a benefit to eligible associates of Towers Watson. In general, all U.S. salaried and hourly associates who were employed by Watson Wyatt prior to the merger or who are hired into a Watson Wyatt office subsequent to the merger, with the exception of temporary associates, leased associates and contract associates, are eligible to participate. Watson Wyatt Pension Plan benefits are based upon combined years of service with Watson Wyatt and Towers Watson and the highest consecutive 60-month average of total compensation (base pay, overtime and bonus). The credited service amounts shown in the table above for Messrs. Haley and Millay represent actual combined years of service with Watson Wyatt and Towers Watson. No additional years of credited service have been granted to Messrs. Haley and Millay under the Watson Wyatt Pension Plan.

The standard form of benefit payment under the Watson Wyatt Pension Plan is a single life annuity benefit for participants who are not married and a 100% joint and contingent annuity benefit for married participants. Alternatively, participants may elect a joint and contingent annuity with a continuation percentage of up to 100%, a certain and continuous annuity benefit with five or more years of guaranteed payments, or a combination of these, subject to the plan provisions, the Watson Wyatt Retirement Committee approval and statutory limits. The payout option must be elected by the participant before benefit payments begin.

The monthly benefit at normal retirement (age 65) under the Watson Wyatt Pension Plan is equal to 1.7% times the participant’s average monthly compensation for the 60 consecutive months with the highest compensation plus 0.4% times the average monthly compensation for the 60 consecutive months with the highest compensation that exceeds the Social Security Covered Compensation (as defined in the plan), all times the number of completed years and months of continuous service up to 25 years.

For terminations after June 30, 2003, the Watson Wyatt Pension Plan’s early retirement age is age 55 with five years of service (except as noted below for grandfathered associates). For associates who are eligible for early retirement and who retire prior to age 62, gross benefits are reduced 8% per year between ages 58 and 62, and 6% per year between ages 55 and 58. For deferred vested associates who retire prior to age 65, gross benefits are actuarially reduced from age 65. As of June 30, 2009, Mr. Haley was eligible for early retirement benefits.

Associates who were employed by Watson Wyatt on June 30, 2003 are grandfathered in prior pension plan provisions for five years, or until June 30, 2008. During the five-year grandfathering period, eligible associates will continue to accrue benefits under the Watson Wyatt Pension Plan provisions in effect before July 1, 2003, except that the five-year certain and continuous annuity form of payment is not grandfathered. Under these provisions, the same formula described above is used except that an associate’s average pay is determined to be the highest average 36 consecutive months of total pay. In addition, the benefit can never be less than the June 30, 2003 accrued benefit indexed by 3% each year.

Benefits accrued under the grandfathered formulas will be frozen on the earlier of June 30, 2008 or termination of employment, except for the formula that indexes the June 30, 2003 accrued benefit which will be frozen at termination of employment. At retirement or termination, whether before or after June 30, 2008, an associate’s accrued benefit will not be less than the frozen grandfathered benefit. If the associate terminates employment after age 50, the frozen grandfathered benefit will be reduced by 5% per year for commencement before age 60. For termination before age 50, this benefit will be actuarially reduced from age 65. Grandfathered associates who attain age 50 with 10 years of service will be eligible for early retirement under the Watson Wyatt Pension Plan. Mr. Haley currently qualifies for the grandfathered Watson Wyatt Pension Plan provisions and is eligible for early retirement under those provisions.

The Watson Wyatt Excess Benefit and Watson Wyatt Excess Compensation Plans are designed to restore to eligible associates the reductions to their pension benefit imposed by IRC limitations. When the excess plan benefits are added to the benefit provided by the Watson Wyatt Pension Plan, eligible associates will receive a total benefit equal to the benefit that would have been provided by the Watson Wyatt Pension Plan had the limitations not existed. The form of benefit payment provided under the excess plans is a lump sum payable six months following the termination of employment for the named executive. Messrs. Haley and Millay currently have no accrued benefit under the Watson Wyatt Excess Benefit Plan as the sum of their benefits under the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan does not exceed the maximum benefit limitation under Code Section 415.

Towers Perrin Retirement Plan

The Towers Perrin Retirement Plan is a tax-qualified defined benefit pension plan, which provides retirement income to Towers Perrin’s eligible U.S.-based employees. The plan pays benefits to salaried employees under two formulas up to the limits on compensation and benefits under the Code. Under the first formula, benefits are based upon final average plan compensation as of the earlier of the date of the participant’s termination of employment or December 31, 2007, for which plan compensation includes base pay and both the bonus paid under the individual bonus program and the bonus paid under the Principal bonus program for the year in which they are earned. Under the second formula, benefits are determined using a cash balance methodology, for which plan compensation includes base pay, the bonus paid under the individual bonus program and other incentive bonuses when paid, but does not include the bonus paid under the Principal bonus program. The normal retirement age under the plan is the later of (i) age 65 and (ii) the earlier of (a) three years of service under the plan or (b) the fifth anniversary of employment.

Active employees as of January 1, 2003 accrued benefits under both the final average earnings formula and the cash balance formula until December 31, 2007. Upon termination of employment, the value of the benefits under both of these formulas are compared, with the participant receiving the greater of the two. Employees hired (or rehired) on or after January 1, 2003 earn benefits solely under the cash balance formula. Beginning January 1, 2008, benefits are earned only under the cash balance formula. [            ] have all earned benefits under both the final average earnings formula and the cash balance formula and are each eligible to retire with reduced benefits as described below.

Final Average Formula

Benefits earned under the final average earnings formula are equal to 2% of the final five-year average of plan compensation (subject to the IRS statutory maximum) as of the earlier of termination of employment or December 31, 2007, multiplied by credited service as of December 31, 2007, subject to a maximum of 20 years. Under this formula, participants may retire as early as age 50 with 5 years of service and receive a reduced benefit. A participant may retire early with an unreduced benefit after the later of age 60 or 3 years of service. This is the participant’s unreduced early retirement date. Reduction factors are based upon either 5% per year or actuarial equivalent reductions based on the specified assumptions in IRC Section 417(e)(3) from age 60, whichever produces the greater benefit.

Prior to October 1, 2008, the accrued benefit for participants terminating prior to eligibility for early retirement is equal to 2% of the final five-year average of plan compensation (subject to the IRS statutory maximum) multiplied by credited service projected to normal retirement date (maximum of 20 years) multiplied by the ratio of credited service as of the earlier of date of termination or December 31, 2007 divided by projected credited service as of the unreduced early retirement date. Participants terminating after October 1, 2008 are not subject to such projection and proration.

Participants earning benefits under the final average earnings formula are also entitled to a Social Security supplemental benefit. This benefit is equal to $9,600 per year multiplied by the ratio of the participant’s credited service at the earlier of date of termination or December 31, 2007 to the participant’s projected service at unreduced early retirement date. This amount is payable from the later of the participant’s unreduced early retirement date or actual retirement date to the date the participant attains age 62.

Participants with service prior to December 31, 1993, including [            ], are entitled to a subsidized joint and survivor spousal annuity, provided that they terminate employment after attaining age 50. The subsidized percentage equals 100% multiplied by the ratio of credited service as of December 31, 1993 divided by credited service at the earlier of date of termination or December 31, 2007, both subject to a maximum of 20 years.

Cash Balance Formula

Benefits earned under the cash balance formula are expressed in the form of a notional account balance. Each month a participant’s cash balance account is increased by (1) pay credits based on the participant’s plan compensation for that month and (2) interest credits based on the participant’s hypothetical account balance at the end of the prior month. Pay credits are 5% of plan compensation up to the Social Security taxable wage base and 10% of pay over the Social Security taxable wage base, subject to the IRS statutory maximum on plan compensation. Interest credits are based on 10-year Treasury bond yields.

An opening cash balance account was established for all active plan participants as of January 1, 2003. This opening account balance was equal to the present value of the final average earnings accrued benefit and Social Security supplemental benefit payable at the participant’s unreduced early retirement date.

Participants with benefits under both the final average earnings formula and the cash balance formula may elect to receive their entire benefit as an annuity with the Social Security supplement or receive their cash balance formula benefit as a lump sum with the remaining benefit value distributed as an annuity. Participants with benefits under just the cash balance formula may receive their entire benefit as a lump sum payment or as an actuarially equivalent annuity.

Service with Tillinghast

Towers Perrin acquired Tillinghast, Nelson & Warren, Inc. (“TNW”) in 1986, and in connection with this acquisition, acquired what is now known as the Tillinghast—Towers Perrin, Forster & Crosby, Inc. Money Purchase Pension Plan (the “Tillinghast Plan”). Towers Perrin Retirement Plan participants receive service credit for past service with TNW; however, for participants in the Tillinghast Plan as of the acquisition date, the final average earnings accrued benefit under the Towers Perrin Retirement Plan is adjusted by multiplying the accrued benefit by the ratio of credited service earned after June 1, 1986 divided by all credited service earned with Towers Perrin and TNW.

Towers Perrin Restoration Plan

The Towers Perrin Restoration Plan is an unfunded, nonqualified pension plan sponsored by Towers Perrin to attract and retain a highly motivated executive workforce by providing eligible employees with retirement benefits in excess of those permitted by law under the Towers Perrin Retirement Plan. The benefits provided under the Towers Perrin Restoration Plan will be approximately equal to the difference between the benefits provided under the Towers Perrin Retirement Plan and benefits that would have been provided under such plan if not for the limitations applicable to qualified plans under the Code, except that:

•

Participants with service prior to December 31, 1993, including [            ], are entitled to a subsidized joint and survivor spousal annuity, provided that they terminate employment after attaining age 50. The subsidized percentage on the total benefit equals 60% multiplied by the ratio of credited service as of December 31, 1993 divided by credited service at the earlier of the date of termination or December 31, 2007, both subject to a maximum of 20 years.

•

For participants terminating prior to eligibility for early retirement with an unreduced benefit, the total accrued benefit is equal to 2% of the final five-year average of plan compensation (subject to the IRS statutory maximum) multiplied by credited service projected to unreduced early retirement date (maximum of 20 years) multiplied by the ratio of credited service as of the earlier of date of termination or December 31, 2007 divided by projected credited service as of unreduced early retirement date.

Benefits earned under this plan are distributed in four approximately equal annual installments, beginning six months after separation from service.

With respect to the Towers Perrin Retirement Plan and the Towers Perrin Restoration Plan, the amounts shown in the Pension Benefit Table above are actuarial present values of the benefits accumulated through June 30, 2010. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. The assumed retirement age for each executive is the earliest age at which the executive could retire without any benefit reduction due to age (age 60). Actual benefit present values upon an executive’s retirement will vary from these estimates depending upon many factors, including an executive’s actual retirement age. The assumptions used are as follows:

June 30, 2010
Discount rate (U.S.)	6.00%
Cash balance interest crediting rate	4.50%
Towers Perrin Restoration Plan lump sum rate	3.50%
Retirement age	60
Postretirement mortality	RP2000
Towers Perrin Retirement Plan form of payment	Lump sum and residual annuity *

*	For financial reporting purposes, the lump sum to annuity ratio for 2010 commencement is 70%, and will increase in 10% increments each year to an ultimate rate of 100% in 2013. For purposes of the values contained in this document, all participants were assumed to take a full lump sum of their cash balance account from the Towers Perrin Retirement Plan with the remaining benefit value payable as a residual annuity.

Nonqualified Deferred Compensation For the Six Months Ended June 30, 2010

The following table provides information on the nonqualified deferred compensation of the named executives as of the applicable fiscal year end. With respect to Messrs. Haley and Millay, the table sets forth information as of June 30, 2010 concerning Watson Wyatt nonqualified deferred compensation plans assumed by Towers Watson in connection with the Merger.

Name	Nonqualified Deferred Compensation Plan (1)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
John J. Haley	Watson Wyatt Deferred Savings Plan	$	$(2)	$(3)	$	$(5)
	SODCP			(4)
Roger F. Millay	Watson Wyatt Deferred Savings Plan
	SODCP
[Third Named Executive Officer]
[Fourth Named Executive Officer]
[Fifth Named Executive Officer]

(1)	With respect to Messrs. Haley and Millay, the Watson Wyatt Deferred Savings Plan was established to supplement the benefits of those participants in the Watson Wyatt & Company Savings Plan for U.S. employees whose company matching contributions to the Savings Plan are limited by the compensation and elective deferral limitations, or the non-discrimination requirements, imposed by the Code. The Watson Wyatt Deferred Savings Plan does not allow for employee contributions. Participants generally vest in their account after three years of service. Mr. Haley is fully vested in his account balances in the Watson Wyatt Deferred Savings Plan. As of June 30, 2010, Mr. Millay was not a participant in the Watson Wyatt Deferred Savings Plan. Participants are eligible for payment of their vested account balance upon termination of employment or retirement.

The SODCP is an unfunded nonqualified deferred compensation plan under which applicable employee remuneration (within the meaning of Section 162(m)(4) of the Code) otherwise payable to senior executives who are subject to Section 162(m) in excess of $1 million is deferred on a mandatory basis until such time as the executive is no longer subject to the requirements of Section 162(m) or leaves Watson Wyatt, at which time it becomes payable in a lump sum to the executive. The deferred amounts also become payable to the executive in the event of a change in control of Watson Wyatt. Because the merger constituted a change in control for purposes of the SODCP, participants in the SODCP became entitled to payment of their account balances as a result of the Merger and participants received a lump sum distribution of their account on January 19, 2010. Mr. Millay was not a participant in the Watson Wyatt SODCP.

(2)	Represents Watson Wyatt contributions accrued as of June 30, 2010 to be credited to Mr. Haley’s account on September 15, 2010. These amounts are reported in the “All Other Compensation” column of the Summary Compensation Table for the six months ended June 30, 2010.

(3)	Represents interest earned during the six months ended June 30, 2010 on the account balance in the Watson Wyatt Deferred Savings Plan. Interest under the Watson Wyatt Deferred Savings Plan is calculated using the prime rate of interest as reported by Watson Wyatt’s primary bank, determined as of the first day of the calendar year. Of the amounts shown, a portion was determined to represent above-market interest and thus is included in the Summary Compensation Table for Mr. Haley. The amount of such above-market interest is [$ ] for Mr. Haley. Interest is considered above-market to the extent it exceeds 120% of the applicable federal long-term rate.

(4)	Represents earnings on Mr. Haley’s account balance in the SODCP for the period beginning January 1, 2010 and ending January 19, 2010, the date of distribution of Mr. Haley’s account. Mr. Haley’s account balance was deemed to be invested pursuant to his election from among the available investment options and was credited with earnings on a monthly basis. Based on his elections, Mr. Haley’s account balance at the time of distribution was deemed to have been invested partially in the S&P 500 Index, partially in the Russell 2000 Index, and partially in Watson Wyatt Class A common stock. The amount shown was determined to not represent above-market earnings.

(5)	Other than the amounts shown as Registrant contributions for the six months ended June 30, 2010 and accruals attributable to above-market interest, no portion of the amount shown has been reported in the Summary Compensation Table for the six months ended June 30, 2010 or in prior fiscal years for Mr. Haley. Of the balance reported for Mr. Haley, [$ ] is attributable to Watson Wyatt contributions reported [in the Summary Compensation Table for] prior fiscal years, and [$ ] is attributable to above-market interest accruals reported [in the Summary Compensation Table for] prior fiscal years.

Post Termination Payments and Benefits

Payments and Benefits Payable to Messrs. Haley and Millay

Messrs. Haley and Millay do not have employment agreements with Watson Wyatt. In addition, Watson Wyatt has not entered into any change in control agreements with either Mr. Haley or Mr. Millay.

The account values payable to Messrs. Haley and Millay through the Nonqualified Deferred Compensation Plans are shown in the Nonqualified Deferred Compensation During the Six Months Ended June 30, 2010 table and would not change based on early retirement, death, disability or a change in control of Watson Wyatt. The value of benefits payable to the named executives under the Watson Wyatt Pension Plan or the Watson Wyatt Excess Compensation Plan outlined above may increase (or decrease) in the event of the early retirement, death or disability of the named executive. Benefits do not become payable under the Watson Wyatt Pension Plan or the Watson Wyatt Excess Compensation Plan as a result of a change in control of Towers Watson. Using the assumptions employed in the Pension Benefits Table (the “PBT”) with the exception of using the actual Watson Wyatt Excess Compensation Plan lump sum interest rate as of June 30, 2010, the present value of the pension and disability benefit (as applicable) payable to Messrs. Haley and Millay as of June 30, 2010 in the event of early retirement, death or disability is shown in the following table.

Total Present Value as of June 30, 2010 in case of:
Name	Plan	Early Retirement (1)	Increase / (Decrease) from PBT	Death (2)	Increase / (Decrease) from PBT	Disability (3)	Increase / (Decrease) from PBT
John J. Haley	Watson Wyatt Pension Plan	$	$	$	$	$	$
Watson Wyatt Excess Compensation Plan
Disability

Total

Roger F. Millay	Watson Wyatt Pension Plan
Watson Wyatt Excess Compensation Plan
Disability

Total

(1)	The increase for early retirement compared to the PBT is due primarily to reflecting the immediate early retirement benefit payable for those under unreduced retirement age. The early retirement factors available to the named executives through the grandfathered pension plan provisions reflect a “subsidy” compared to the benefit at unreduced retirement age. Note that these factors are generally available to all grandfathered plan participants depending on age and service conditions. An additional cause for the increase is the use of the actual lump sum interest rate for the Watson Wyatt Excess Compensation Plan as of June 30, 2010 compared to the rate assumed in future years for financial accounting purposes. The Watson Wyatt Excess Compensation Plan benefit is payable as a lump sum. Only Mr. Haley is currently eligible for early retirement under the terms of the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan.

(2)	In case of death, the Watson Wyatt Pension Plan and the Watson Wyatt Excess Compensation Plan provide a death benefit to the named executive’s spouse assuming the named executive retired on the date of his death, elected the 100% joint and contingent benefit form and died the next day. This benefit is provided if the participant is early retirement eligible at death and is available to all plan participants. The death benefit would represent a decrease in the present value of the benefit because the benefit is actuarially reduced for payment during the life of the spouse only.

(3)	In case of disability, Watson Wyatt provides a disability benefit equal to 66.67% of base salary, subject to a maximum monthly benefit of $30,000. This benefit is payable until age 65 or for at least 12 months, assuming the participant continues to meet the definition of disability. The table shows the value of the temporary disability benefit that would be payable to age 65 along with the pension benefits payable at age 65. Employees also receive service credits for pension purposes while on disability. The table shows that the present value increases or decreases for Messrs. Haley and Millay. This is primarily a function of whether the named executive’s current salary exceeds the maximum monthly disability benefit and how close he is to reaching the 25-year pension service cap.

In addition, upon any termination of employment, Messrs. Haley and Millay may be entitled to benefits that were provided generally by Watson Wyatt to salaried employees, including distributions under Watson Wyatt’s 401(k) plan, health care benefits, disability benefits and accrued vacation pay. Mr. Haley, in addition to accruing annual vacation during the six months ended June 30, 2010, has a frozen vacation balance from prior years which, if unused, will be paid out to him upon termination of employment at his then current rate of hourly base salary. At June 30, 2010, the liability for frozen vacation pay was [$            ] for Mr. Haley. In the context of any particular separation from Towers Watson, the company and the executive may mutually agree on severance terms that could include additional benefits or payments.

Compensation of Directors

Our Board of Directors relies on a Compensation Committee composed of independent directors to recommend the form and amount of compensation to be paid to our non-employee directors.

On May 14, 2010, upon recommendation of the Compensation Committee, the Board of Directors adopted the Towers Watson & Co. Compensation Plan for Non-Employee Directors, effective January 1, 2010, and the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors. Directors of Towers Watson who are also full-time employees of Towers Watson do not receive any additional compensation for their services as directors.

During the six-month period ended June 30, 2010, we provided the following compensation to our non-employee directors pursuant to the Compensation Plan for Non-Employee Directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Betsy S. Atkins	$42,750	$195,000	$237,750
John J. Gabarro	38,750	195,000	233,750
Victor F. Ganzi	42,750	195,000	237,750
Brendan O’Neill	30,000	195,000	225,000
Linda D. Rabbitt	45,750	195,000	240,750
Gilbert T. Ray	39,750	195,000	234,750
Paul Thomas	36,500	195,000	231,500
Wilhelm Zeller	38,500	195,000	233,500

(1)	Represents the aggregate grant date fair value under applicable accounting standards of RSUs awarded under the Towers Watson & Co. 2009 Long Term Incentive Plan, based on the grant date value of our common shares.

Effective January 1, 2010, the schedule of fees payable to Non-Employee Directors pursuant to this Plan is as follows:

1.	Annual Cash Retainer: $45,000 per year, paid quarterly.

2.	Annual Restricted Stock Unit (RSU) Grant: Annual RSUs, equivalent to $120,000 ($60,000 for the period beginning January 1, 2010 and ending June 30, 2010), granted at the beginning of each fiscal year (with the number of shares underlying the RSUs based on the closing price per share of the Class A Common Stock on the last business day of the just completed fiscal year) for services to be provided during the current fiscal year. Annual RSUs vest in equal quarterly installments over a 12-month period beginning on the date of grant, and unless deferred under the terms of the Voluntary Deferred Compensation Plan for Non-Employee Directors shall be paid upon vesting. Each RSU represents a notional unit interest equal in value to a share of the Company’s Class A Common Stock. All RSUs payable to non-employee directors under the plan are issued pursuant to the terms of the Towers Watson & Co. 2009 Long Term Incentive Plan.

3.	Initial RSU Grant: Initial RSUs, equivalent to $135,000 granted on the second business day following the Company’s first earnings announcement after the date that the Non-Employee Director is initially elected to the Board (whether elected by stockholders or the Board) with the number of shares underlying the RSUs based on the closing price per share of the Common Stock on the date of grant. Initial RSUs will vest in equal annual installments over a three-year period beginning on the date of grant. With respect to Non-Employee Directors serving on the date the Plan was adopted by the Board, Initial RSUs equivalent to $135,000 were granted on May 14, 2010, based on the closing price per share of the Common Stock on that date, and vest in equal annual installments on January 1, 2011, January 1, 2012 and January 1, 2013. Unless deferred under the terms of the Voluntary Deferred Compensation Plan for Non-Employee Directors, Initial RSUs shall be paid upon vesting.

4.	Board Meetings: $1,000 per meeting

5.	Committee Member Fees:

a.	Audit Committee: $7,500 annual retainer, paid quarterly, and $1,000 per meeting

b.	Compensation Committee: $5,000 annual retainer, paid quarterly, and $500 per meeting

c.	Nominating and Governance Committee: $2,500 annual retainer, paid quarterly, and $500 per meeting

d.	Risk Committee: $2,500 annual retainer, paid quarterly, and $500 per meeting

6.	Committee Chair Fees (paid in lieu of Committee Member Fees):

a.	Audit Committee Chair: $15,000 annual retainer, paid quarterly, and $2,000 per meeting

b.	Compensation Committee Chair: $10,000 annual retainer, paid quarterly, and $1,000 per meeting

c.	Nominating and Governance Committee Chair: $5,000 annual retainer, paid quarterly, and $1,000 per meeting

d.	Risk Committee Chair: $5,000 annual retainer, paid quarterly, and $1,000 per meeting

e.	Lead Director Annual Retainer (paid in addition to regular Board and Committee Fees): $20,000 per year, paid quarterly

Additional Terms Applicable to Director RSUs. Vesting of RSUs is conditioned upon continued service as a director of the Company, provided that vesting shall be accelerated upon the director’s death or disability or upon a Change in Control. RSUs will be paid out in shares of common stock on the date of vesting to an account established for each non-employee director at a brokerage firm designated by the Company. Notwithstanding the foregoing, a non-employee Director can elect to defer all or any portion of his/her director compensation pursuant to the terms of the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors and in accordance with deferral procedures established by the Company, in which case shares of Common Stock issuable under RSUs (and under any associated Dividend Equivalent Rights) will be paid out at the time and in the manner provided for pursuant to such deferral. As of June 30, 2010, no amounts had been deferred under the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors.

Director Stock Ownership Requirements. Non-employee directors are required to accumulate shares of Towers Watson common stock at least equal to three times the annual cash retainer (i.e., $135,000), valued as of the last day of the Company’s fiscal year. Each non-employee director has three years from the date of appointment to achieve compliance with such ownership guidelines. Until the ownership level is reached, non-employee directors should not sell shares of common stock in excess of the amount needed to pay state and federal taxes associated with the equity granted. Once a non-employee director accumulates sufficient shares to meet the $135,000 requirement, he/she is not required to retain shares of common stock. If as a result of a stock price decline subsequent to a non-employee director meeting the ownership requirements the non-employee director does not satisfy the requirements as of the Company’s fiscal year-end, he/she is not required to “buy up” to a new number of shares needed to meet the ownership requirements. However, he/she is required to retain the number of shares that originally were acquired to reach the share ownership threshold.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Our Related Person Transactions Policy (the “Policy”) is designed to avoid entering into transactions with directors, executive officers, immediate family members and certain other persons with specified relationships to the Company (a “Related Person”) except where clearly in the interest of the Company and appropriately reviewed and approved. This Policy is set forth in writing and administered by the Audit Committee and applies to any transaction or relationship or series of similar transactions, arrangements or relationships with a Related Person (a “Related Person Transaction”). Under the Policy, Related Persons must inform the Chief Financial Officer of any proposed Related Person Transaction, and the Chief Financial Officer must seek approval of the Audit Committee for any proposed transaction with a Related Person of which he is informed or becomes aware. The Audit Committee will review the material facts of any Related Person Transaction and approve such transaction prior to committing the Company to such transaction. If advance approval is inadvertently not obtained, then the Audit Committee must ratify the Related Person Transaction or take other appropriate action. In making its determination, the Audit Committee will consider all relevant factors, including (i) the extent of the Related Person’s interest in the Related Person Transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the Related Person Transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) benefit to the Company, and (v) the aggregate value of the Related Person Transaction.

Related Person Transactions

Mark Mactas, who served as the Chief Executive Officer and President of Towers Perrin prior to the Merger, is currently the President and Chief Operating Officer of Towers Watson. Mark Mactas’ brother, Edward Mactas, is currently employed as an Account Director with Towers Watson. Edward Mactas served as the Managing Consultant for Watson Wyatt’s Atlanta office from April 2005 (when he joined Watson Wyatt) through the closing of the Merger. His annual compensation exceeds $120,000.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of July 14, 2010, information regarding beneficial ownership of our capital stock by:

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group;

•	each of the selling stockholders; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities.

Except as indicated in the footnotes to the table:

•	to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned; and

•	the business address of each person named in the table below is 875 Third Avenue, New York, NY 10022.

Immediately prior to the offering, the selling stockholders’ shares of Class B-1 Common Stock will be converted into the shares of Class A Common Stock being offered hereby.

	Beneficial Ownership Before Conversion and Before the Offering				Shares Being Offered	Beneficial Ownership After the Offering
Name of Beneficial Owner	Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding		Class B Common Stock	% of Class B Common Stock Outstanding	Class A Common Stock	% of Class A Common Stock Outstanding
Directors
John J. Haley (1)	0	*	300,947	*
Mark V. Mactas (2)	305,464.156	1.13%	0	*
Betsy Atkins	0	*	1,230	*
John J. Gabarro (3)	0	*	17,463	*
Victor F. Ganzi	0	*	1,230	*
Mark Maselli	16,368.828	*	29,723.54	*
Gail McKee	0	*	17,000	*
Brendan R. O’Neill	0	*	5,191.92	*
Linda D. Rabbitt	0	*	18,599.63	*
Gilbert T. Ray	0	*	14,490.91	*
Paul Thomas	0	*	1,230	*
Wilhelm Zeller	0	*	861	*

Executive Officers (except for directors)
Walter W. Bardenwerper (4)	0	*	61,525	*
Robert J. Charles	0	*	13,145	*
Peter L. Childs	0	*	10,536	*
James K. Foreman	0	*	111,180	*
Julie J. Gebauer	188,416.124	*	0	*
Luiz Roberto Gouvêa	130,350.432	*	0	*
Patricia L. Guinn	269,911.06	*	0	*
Roger F. Millay (5)	0	*	31,165	*
Chandrasekhar (Babloo) Ramamurthy (6)	0	*	195,543	*
Gene H. Wickes (7)	0	*	100,948	*
All Towers Watson directors and executive officers as a group (22 persons)	910,510.60	3.37%	932,009	1.97%

Other Selling Stockholders

*	Represents less than 1%.

(1)	Includes (i) 55,530 currently exercisable stock options with an exercise price of $42.47 and (ii) 51,403 currently exercisable stock options with an exercise price of $45.88.

(2)	All of these shares are held indirectly in a family trust.

(3)	Includes 51 shares of Class A Common Stock held indirectly in the Marilyn Gabarro Revocable Trust.

(4)	Includes (i) 7,114 currently exercisable stock options with an exercise price of $42.47 and (ii) 6,585 currently exercisable stock options with an exercise price of $45.88.

(5)	Includes (i) 13,042 currently exercisable stock options with an exercise price of $42.47 and (ii) 12,073 currently exercisable stock options with an exercise price of $45.88.

(6)	Includes (i) 9,365 currently exercisable stock options with an exercise price of $42.47 and (ii) 8,667 currently exercisable stock options with an exercise price of $45.88.

(7)	Includes (i) 10,908 currently exercisable stock options with an exercise price of $42.47 and (ii) 10,097 currently exercisable stock options with an exercise price of $45.88.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

Capital Stock

Towers Watson has the authority to issue an aggregate of 416,100,000 shares, of which:

•	414,000,000 are shares of voting common stock, $0.01 par value, designated into classes and subclasses, as described below;

•	2,000,000 are shares of preferred stock, $0.01 par value; and

•	100,000 are shares of Class F stock.

As of July 14, 2010, 74,216,238 shares of Towers Watson’s voting common stock, 99,999.94 shares of Class F stock and no shares of Towers Watson’s preferred stock are outstanding.

No holder of any class of stock of Towers Watson has any preemptive or preferential right of subscription to any shares of any class of stock of Towers Watson whether authorized now or at a future date, or to any obligation convertible into stock of Towers Watson, or any right of subscription for such securities, other than such rights, if any, as the Board of Directors in its discretion from time to time determines.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, which have been filed with the SEC.

Common Stock

The shares of Towers Watson’s voting common stock are duly authorized, validly issued, fully paid and nonassessable. Towers Watson’s voting common stock is divided into the following classes (and subclasses):

•	Class A Common Stock, 300,000,000 shares authorized.

•	Class B Common Stock, 93,500,000 shares authorized, divided into four subclasses, as follows:

•	Class B-1 Common Stock, 31,000,000 shares authorized.

•	Class B-2 Common Stock, 25,000,000 shares authorized.

•	Class B-3 Common Stock, 25,000,000 shares authorized.

•	Class B-4 Common Stock, 12,500,000 shares authorized.

•	Towers Watson Class R Common Stock, 13,500,000 shares authorized.

•	Towers Watson Class S Common Stock, 7,000,000 shares authorized.

Class A Common Stock

Voting Rights. At every meeting of the stockholders of Towers Watson in connection with the election of directors and all other matters submitted to a vote of stockholders, every holder of shares of Class A Common Stock is entitled to one vote in person or by proxy for each share of Class A Common Stock registered in the name of the holder on the transfer books of Towers Watson. Except as otherwise required by law, the holders of shares of Class A Common Stock vote together as a single class, subject to any right that may be conferred upon holders of preferred stock to vote together with holders of voting common stock on all matters submitted to a vote of stockholders of Towers Watson. No holder of shares of Class A Common Stock may cumulate votes in voting for directors.

Reclassifications, Subdivisions and Combinations. No shares of Class A Common Stock may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for all shares of Class A Common Stock, except that Class A Common Stock and Class B Common Stock may be reclassified as a single class of common stock at any time following the fourth anniversary of January 1, 2010.

Dividends and Other Distributions. Subject to the rights of the holders of preferred stock, holders of each class of voting common stock of Towers Watson are entitled to receive such dividends and other distributions in cash, stock of any corporation (other than common stock) or property of Towers Watson as may be declared on such class of common stock by our Board of Directors from time to time out of assets or funds of Towers Watson legally available for such purpose and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of Class A Common Stock are paid or distributed with respect to Class A Common Stock, only shares of Class B Common Stock are paid or distributed with respect to Class B Common Stock, only shares of Towers Watson Class R Common Stock are paid or distributed with respect to Towers Watson Class R Common Stock and only shares of Towers Watson Class S Common Stock are paid or distributed with respect to Towers Watson Class S Common Stock; provided that if a dividend or other distribution is paid with respect to one class or series of common stock, a proportionate dividend or distribution shall be paid with respect to each other class or series of common stock.

Liquidation, Dissolution and Winding Up. In the event of any liquidation, dissolution or winding up of the affairs of Towers Watson, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of preferred stock, the remaining assets and funds of Towers Watson will be distributed pro rata to the holders of shares of Towers Watson common stock. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of Towers Watson or a consolidation or merger of Towers Watson with one or more other corporations (whether or not Towers Watson is the corporation surviving the consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

Exchange Listing. Shares of Class A Common Stock are listed on the NYSE and NASDAQ under the ticker symbol “TW”.

Transfer Agent. The transfer agent and registrar for Towers Watson’s capital stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Considerations. Delaware law contains, and Towers Watson’s certificate of incorporation and bylaws contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Towers Watson.

Class B Common Stock

Except as provided below, Class B Common Stock generally have the same relative powers, preferences, limitations and restrictions as Class A Common Stock.

Automatic Conversion into Class A Common Stock. Shares of Class B Common Stock will convert into shares of Class A Common Stock as set forth below:

•	Class B-1 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2011;

•	Class B-2 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2012;

•	Class B-3 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2013; and

•	Class B-4 Common Stock automatically converts into shares of Class A Common Stock on January 1, 2014.

Discretionary Conversion into Class A Common Stock. Our certificate of incorporation provides that the Board of Directors may, in its discretion, accelerate the conversion of shares of Class B Common Stock into Class A Common Stock. However, the Board of Directors is limited to accelerating the conversion of no more than five percent, in the aggregate, of the total shares of Class B Common issued pursuant to the Merger Agreement. As described in a proxy statement filed with the SEC on July 19, 2010, at a special meeting to be held on                 , 2010, our stockholders will vote on a proposal to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock.

Acceleration. The shares of Class B Common Stock also automatically convert into unrestricted and freely transferable shares of Class A Common Stock upon consummation of any “change in control” transaction, which generally includes (i) a merger of Towers Watson in which Towers Watson’s holders of record do not immediately after such merger hold a majority of the voting power of the surviving corporation, (ii) any transaction in which 50% or more of Towers Watson’s voting power is transferred, (iii) a sale of all or substantially all of the assets of Towers Watson, or (iv) a change in the composition of our Board of Directors that results in persons other than “continuing directors” comprising a majority of the board.

If a former Towers Perrin stockholder who did not make a valid “Class R election” in the merger between Towers Perrin and Watson Wyatt is terminated without “cause” (as defined below) on or before the January 1, 2012, then upon termination:

•	Each share of Class B-1 Common Stock then held will automatically be transferred to Towers Watson in exchange for one unrestricted and freely transferable share of Class A Common Stock;

•	Each share of Class B-2 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-1 Common Stock;

•	Each share of Class B-3 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-2 Common Stock; and

•	Each share of Class B-4 Common Stock then held will automatically be transferred to Towers Watson in exchange for one share of Class B-3 Common Stock;

provided, that this will not apply to the voluntary termination by, or a termination for “cause” of, such associate. Solely for the purposes above, the term “cause” generally means any of the following: (i) theft, embezzlement, any other act of dishonesty relating to the associate’s employment; (ii) conviction of, or pleading guilty or nolo contendere to, a felony or to any lesser crime having as its predicate element fraud, dishonesty, misappropriation or moral turpitude; (iii) commission of an act in the performance of duties amounting to negligence or willful misconduct; (iv) breach of a written policy of Towers Watson or any subsidiary; or (v) failure to perform his or her job functions satisfactorily.

Transfer. Towers Watson’s certificate of incorporation contains provisions restricting the transfer of Class B Common Stock. For example, holders of shares of Class B Common Stock cannot transfer such securities except to Towers Watson or to permitted family members (or trusts for their benefit), provided that the transferor provides Towers Watson with at least five business days prior written notice. In addition, upon the holder’s death, all shares of Class B Common Stock will automatically convert into an equal number of unrestricted and freely transferable shares of Class A Common Stock.

Towers Watson Class R Common Stock

Towers Watson Class R Common Stock is non-transferable, except for transfers to permitted family members or trusts for the benefit of family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has the same relative powers, preferences, limitations and restrictions as Class A Common Stock subject to the foregoing, except that the Towers Watson Class R Common Stock was automatically redeemed by Towers Watson on January 2, 2010.

Towers Watson Class S Common Stock

Towers Watson Class S Common Stock is non-transferable, except for transfers to permitted family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has the same relative powers, preferences, limitations and restrictions as Class A Common Stock subject to the foregoing.

Preferred Stock

To the fullest extent permitted under Delaware law, our Board of Directors is authorized by resolution to divide and issue shares of preferred stock in series and to fix the voting powers and any designations, preferences, and relative, participating, optional or other special rights of any such series of preferred stock and any qualifications, limitations or restrictions of such series as are stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by our Board of Directors.

Towers Watson Class F Stock

Towers Watson Class F stock is non-transferable, except for transfers to permitted family members, Towers Watson, or a deceased holder’s executors, administrators, testamentary trustees, legatees and beneficiaries, and has no rights, powers or preferences (such as the right to vote or receive dividends) other than the right to receive, upon the automatic exchange of the shares of Towers Watson Class F stock promptly following January 1, 2013, a number of shares (proportionally to each holder of Class F stock based on the number of shares of Class F stock then held by such holder) of Class A Common Stock equal to the number of shares of forfeited restricted shares of Class A Common Stock (together with a number of additional shares of Class A Common Stock with a value equal to the amount of dividends, without interest, paid with respect to such forfeited shares).

Delaware Law

We have not opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that the stockholder becomes an interested stockholder, the board of directors approves the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers, and excluding shares held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to the time the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of stockholders (and not by written consent). For purposes of Section 203, “business combinations” include mergers, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within the past three years, has owned) 15% or more of the corporation’s voting stock.

The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203’s restrictions if stockholders holding a majority of the corporation’s voting stock approve an amendment to the corporation’s certificate of incorporation or bylaws electing not to be governed by Section 203.

Certificate of Incorporation and Bylaws

Various provisions of our certificate of incorporation and bylaws, as in effect immediately prior to the closing of this offering, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that special meetings of our stockholders, subject to the rights of holders of any series of preferred stock, may only be called by the Chief Executive Officer, by the President or by the Board of Directors pursuant to resolution adopted by the Board of Directors.

Stockholder Action by Written Consent. Our certificate of incorporation expressly prohibits stockholders from taking action by written consent, except that the holders of any series of our preferred stock will be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

Amendment of the Bylaws. Our certificate of incorporation and bylaws provide that the Board of Directors may adopt, amend or repeal our bylaws. Our certificate of incorporation also permits our stockholders to adopt, amend or repeal the bylaws upon the vote of the holders of at least 67% of the voting power of the common stock entitled to vote generally in an election of the directors.

Limits on Ability of Stockholders to Elect Directors. Our certificate of incorporation provides that the number of directors constituting the whole Board of Directors may only be fixed by the Board of Directors. In addition, our certificate of incorporation and bylaws provide that, subject to the rights of holders of any one or more series of preferred stock then outstanding, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies which the holders of any class or classes of stock or series of stock are entitled by the certificate of incorporation to fill) shall, unless otherwise required by resolution of the Board of Directors, be filled by, and only by, the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Limits on Ability of Stockholders to Remove Directors. Our certificate of incorporation provides that any director may be removed, with or without cause, by the stockholders only with the affirmative vote of the holders of not less than 67% of the voting power of all outstanding shares of stock of the Company entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director, except for liability:

•	for any breach of a director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification by us of any person serving as a director, officer, employee or other agent to the fullest extent permissible under the Delaware General Corporation Law. In addition, we have purchased a directors’ and officers’ insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, in their capacity as officers and directors. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might benefit us and our stockholders.

As described in Note 13, “Commitments and Contingent Liabilities,” of the Notes to the Towers Watson Consolidated Financial Statements contain herein, certain former Towers Perrin shareholders have commenced legal proceedings against Towers Watson, Towers Perrin, members of the Towers Perrin board of directors, and certain members of Towers Perrin senior management. In accordance with the Merger Agreement, Towers Watson will indemnify the defendant Towers Perrin directors and officers in connection with these legal proceedings to the fullest extent permitted under pre-existing Towers Perrin charter, bylaw and indemnification agreement provisions.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of holders of common stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. We could also issue preferred stock pursuant to a stockholder rights plan in order to deter a takeover attempt.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a Non-U.S. Holder (as defined below). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and all other applicable authorities. All of these authorities are subject to change, possibly with retroactive effect. This summary applies if you (i) purchase our common stock in this offering, (ii) will hold the common stock as a “capital asset” within the meaning of Section 1221 of the Code and (iii) are a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident, as defined for U.S. federal income tax purposes, of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as a company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities, insurance company, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a tax-free reduction of your adjusted basis in your shares of common stock and, to the extent it exceeds your adjusted basis, as capital gain, subject to the tax treatment described below in “Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a permanent establishment you maintain in the U.S.);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period ending on the date of disposition or your holding period for your shares of our common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

New Legislation Regarding Withholding Taxes

Newly enacted legislation would impose a 30% withholding tax on dividends and the gross proceeds from the sale or other disposition of common stock paid after December 31, 2012 to a “foreign financial institution” (as defined in the legislation), unless such institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent the institution from complying with these reporting and other requirements. In addition, the legislation will impose a 30% withholding tax on the same types of payments paid after December 31, 2012 to a foreign entity that is not a foreign financial institution unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. You are encouraged to consult with your own tax advisors regarding the possible implications of this legislation on your investment in our common stock.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS the amount of any dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or are an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met or you are an exempt recipient.

Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

As of July 14, 2010, we had 47,174,411 shares of Class A Common Stock outstanding. As of July 14, 2010, 291,857 shares of Class A Common Stock were reserved for issuance upon the exercise of equity awards pursuant to our equity plans under which options to purchase 234,581 shares of Class A Common Stock with a weighted average exercise price of $44.05 per share were outstanding. As of July 14, 2010, 6,669,838 shares of Class A Common Stock were reserved for issuance pursuant to our employee stock purchase plan.

Upon completion of this offering, we will have outstanding              shares of our Class A Common Stock, assuming that there are no exercises of outstanding options after                     , 2010. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act, as described below.

Immediately after this offering,              shares of our Class A Common Stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. In addition, transfer restrictions on restricted shares of Class A Common Stock received by holders of Towers Perrin restricted stock units lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder’s Towers Perrin restricted stock unit award agreement) beginning on January 1, 2011. As of July 14, 2010, we had 4,217,426.86 shares of restricted Class A Common Stock outstanding.

After this offering, we will have              shares of Class B-1 Common Stock,              shares of Class B-2 Common Stock,              shares of Class B-3 Common Stock, and              shares of Class B-4 Common outstanding. Pursuant to our certificate of incorporation, our Board of Directors has the discretion to accelerate the conversion of any shares of Class B Common Stock into shares of freely tradable Class A Common Stock, provided that the total number of shares so converted does not exceed, in the aggregate, five percent of the total shares of Class B Common Stock. On July 19, 2010, we filed a proxy statement with the SEC regarding a special meeting of stockholders to be held on                      , 2010. At the special meeting, stockholders will vote on a proposal to amend our certificate of incorporation to eliminate the restriction on the number of shares of Class B Common Stock that the Board of Directors can convert into shares of Class A Common Stock. The proposed amendment to our certificate of incorporation would provide us with the flexibility to release converted shares of Class B Common Stock into the public market, if our Board of Directors determined that such action were advisable.

Lock-Up Agreements

In connection with this offering, our directors, executive officers and the selling stockholders, who together held an aggregate of approximately     % of the outstanding shares of our Class A Common Stock as of , 2010 have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for shares of Class A Common Stock for a period of 90 days after the date of this prospectus without the prior written consent of                     . In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. For additional information, see “Underwriting.”

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A Common Stock (or Class B Common Stock subsequently converted into Class A Common Stock) for at least six months is entitled to sell the shares provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale. Persons who have beneficially owned restricted shares of our Class A Common Stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, are subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A Common Stock then outstanding, which equals approximately 471,744 shares based on the number of shares of our Class A Common Stock outstanding as of July 14, 2010; or

•	the average weekly trading volume of our Class A Common Stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Stock Plans

On January 4, 2010, we filed two registration statements on Form S-8 to register shares of our Class A Common Stock subject to options outstanding or reserved for issuance under the Towers Watson & Co. Employee Stock Purchase Plan, the Towers Watson & Co. 2009 Long Term Incentive Plan and the Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan. The shares covered by these registration statements are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of Class A Common Stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to the selling stockholders	$	$	$

The expenses of the offering, not including underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to                      additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any Class A Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A Common Stock, for 90 days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any Class A Common Stock;

•	sell any option or contract to purchase any Class A Common Stock;

•	purchase any option or contract to sell any Class A Common Stock;

•	grant any option, right or warrant for the sale of any Class A Common Stock;

•	otherwise dispose of or transfer any Class A Common Stock;

•	request or demand that we file a registration statement related to the Class A Common Stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A Common Stock. It also applies to Class A Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange and NASDAQ Global Market Listing

The shares of Class A Common Stock are listed on the New York Stock Exchange and the NASDAQ Global Market under the symbol “TW.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common Stock. However, the representatives may engage in transactions that stabilize the price of the Class A Common Stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, certain affiliates of the underwriters act as lenders under our revolving credit facility, for which they receive customary fees.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of our Class A Common Stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The financial statements of Watson Wyatt Worldwide, Inc. and subsidiaries as of June 30, 2009 and 2008, and for each of the three years in the period ended June 30, 2009 and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of new accounting standards and changes in the segment reporting). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Towers, Perrin, Forster & Crosby, Inc. as of and for the year ended December 31, 2009 incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Towers, Perrin, Forster & Crosby, Inc. as of December 31, 2008 and for the years ended December 31, 2008 and 2007 incorporated in this prospectus by reference have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the Class A Common Stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can find our SEC filings at the SEC’s website at www.sec.gov. This information may also be accessed on the Investor Relations page of our website at www.towerswatson.com. The information on our website is not part of this prospectus, and you should not rely on any such information in deciding to invest in shares of our Class A Common Stock.

To receive copies of public records not posted to the SEC’s website at prescribed rates you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8300 for more information.

The SEC allows us to “incorporate by reference” into this prospectus and any accompanying prospectus supplement the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, and information that we subsequently file with the SEC will supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents set forth below, which we already have filed with the SEC:

•	Our Current Reports on Form 8-K filed on July 19, 2010.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost. We can be contacted at the address, phone number, fax number and e-mail address indicated below:

Investor Relations

Towers Watson & Co.

901 N. Glebe Road

Arlington, VA 22203

Tel: 703-258-8000

Fax: 703-258-8585

investor.relations@towerswatson.com

INDEX TO FINANCIAL STATEMENTS

Towers Watson & Co.

Watson Wyatt Worldwide, Inc.

TOWERS WATSON & CO.

Condensed Consolidated Statements of Operations

(Thousands of U.S. Dollars, Except Per Share Data)

(Unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2010	2009	2010	2009
Revenue	$803,963	$416,994	$1,637,922	$1,279,509

Costs of providing services:
Salaries and employee benefits	537,706	260,384	1,062,251	787,751
Professional and subcontracted services	52,139	30,939	102,004	91,947
Occupancy	35,735	17,787	73,402	54,529
General and administrative expenses	69,999	38,563	141,454	131,258
Depreciation and amortization	32,834	17,531	69,019	55,265
Transaction and integration expenses	24,405	—	49,697	—

	752,818	365,204	1,497,827	1,120,750

Income from operations	51,145	51,790	140,095	158,759

(Loss)/Income from affiliates	(1,049)	3,336	(1,213)	6,398
Interest income	1,169	294	1,708	1,647
Interest expense	(2,273)	(553)	(3,326)	(2,181)
Other non-operating income	704	1,786	3,604	3,466

Income before income taxes	49,696	56,653	140,868	168,089

Provision for income taxes	40,329	15,927	77,792	52,355

Net income	9,367	40,726	63,076	115,734
Less: Net income attributable to non-controlling interests	552	135	608	432

Net Income attributable to controlling interests	$8,815	$40,591	$62,468	$115,302

Earnings per share:
Net income—Basic	$0.12	$0.95	$1.16	$2.70
Net income—Diluted	$0.12	$0.95	$1.16	$2.69

Weighted average shares of common stock, basic (000)	76,414	42,609	53,777	42,705

Weighted average shares of common stock, diluted (000)	76,416	42,773	53,920	42,869

See accompanying notes to the

condensed consolidated financial statements

TOWERS WATSON & CO.

Condensed Consolidated Balance Sheets

(Thousands of U.S. Dollars, Except Share Data)

(Unaudited)

	March 31, 2010	June 30, 2009
Assets
Cash and cash equivalents	$474,950	$209,832
Short-term investments	124,173	—
Receivables from clients:
Billed, net of allowances of $10,182 and $4,452	411,126	190,991
Unbilled, at estimated net realizable value	257,091	111,419

	668,217	302,410
Other current assets	202,063	53,358

Total current assets	1,469,403	565,600
Fixed assets, net	237,599	174,857
Deferred income taxes	162,352	111,912
Goodwill	1,804,128	542,754
Intangible assets, net	708,555	186,233
Other assets	156,645	44,963

Total Assets	$4,538,682	$1,626,319

Liabilities
Accounts payable, accrued liabilities and deferred income	$396,456	$281,946
Reinsurance payables	153,109	—
Note payable	200,967	—
Other current liabilities	143,470	51,716

Total current liabilities	894,002	333,662
Revolving credit facility	15,000	—
Accrued retirement benefits	908,154	292,555
Professional liability claims reserve	341,323	43,229
Other noncurrent liabilities	153,636	102,237

Total Liabilities	2,312,115	771,683

Commitments and contingencies

Stockholders’ Equity
Class A Common Stock—$.01 par value:
300,000,000 shares authorized; 47,051,134 and 0 issued and 47,051,134 and 0 outstanding	470	—
99,000,000 shares authorized; 0 and 43,813,451 issued and 0 and 42,657,431 outstanding	—	438
Class B Common Stock—$.01 par value:
93,500,000 shares authorized; 29,374,775 and 0 issued and 29,374,775 and 0 outstanding	294	—
Additional paid-in capital	1,750,520	452,938
Treasury stock, at cost—0 and 1,156,020 shares	—	(63,299)
Retained earnings	659,007	608,634
Accumulated other comprehensive loss	(195,291)	(145,073)

Total Stockholders’ Equity	2,215,000	853,638

Non-controlling interest	11,567	998

Total Equity	2,226,567	854,636

Total Liabilities and Total Equity	$4,538,682	$1,626,319

See accompanying notes to the

condensed consolidated financial statements

TOWERS WATSON & CO.

Condensed Consolidated Statements of Cash Flows

(Thousands of U.S. Dollars)

(Unaudited)

	Nine months ended March 31,
	2010	2009
Cash flows (used in)/from operating activities:
Net income	$63,076	$115,734
Adjustments to reconcile net income to net cash from operating activities:
Provision for doubtful receivables from clients	6,192	4,113
Depreciation	49,683	44,597
Amortization of intangible assets	19,336	10,668
Provision for deferred income taxes	63,364	7,446
Equity from affiliates	1,605	(6,171)
Stock based compensation	27,016	2,901
Other, net	(3,117)	(2,191)
Changes in operating assets and liabilities (net of business acquisitions)
Receivables from clients	(53,004)	34,847
Other current assets	(46,470)	(7,348)
Other noncurrent assets	(14,627)	3,603
Accounts payable, accrued liabilities and deferred income	(311,237)	(47,020)
Reinsurance payables	37,614	—
Accrued retirement benefits	(6,313)	(40,789)
Professional liability claims reserves	14,870	(8,073)
Other current liabilities	(4,858)	(14,060)
Other noncurrent liabilities	(32,698)	(14,363)

Cash flows (used in)/from operating activities:	(189,568)	83,894

Cash flows from/(used in) investing activities:
Cash paid for business acquisitions	(200,025)	(518)
Cash acquired from business acquisitions	721,708	—
Purchases of fixed assets	(11,479)	(29,772)
Capitalized software costs	(15,638)	(14,503)
Purchases of held-to-maturity securities	(17,789)	—
Redemption of held-to-maturity securities	5,623	—
Investment in affiliates	—	(2,007)
Contingent proceeds from divestitures	3,336	3,466

Cash flows from/(used in) investing activities:	485,736	(43,334)

Cash flows used in financing activities:
Borrowings under Credit Facility	15,368	40,223
Dividends paid	(9,562)	(9,586)
Repurchases of common stock	(34,922)	(77,443)
Issuances of common stock and excess tax benefit	4,447	4,949

Cash flows used in financing activities:	(24,669)	(41,857)

Effect of exchange rates on cash	(6,381)	(5,043)

Increase/(decrease) in cash and cash equivalents	265,118	(6,340)
Cash and cash equivalents at beginning of period	209,832	124,632

Cash and cash equivalents at end of period	$474,950	$118,292

Supplemental disclosures:
Cash paid for interest	$1,884	$2,091
Cash paid for income taxes, net of refunds	$48,823	$46,889

See accompanying notes to the

condensed consolidated financial statements

TOWERS WATSON & CO.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

(Thousands of U.S. Dollars, Except Share Data)

(Unaudited)

	Common Stock Outstanding (number of shares, in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock, at Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2009	42,657	$438	$452,938	$(63,299)	$608,634	$(145,073)	$853,638
Comprehensive Income:
Net income	—	—	—	—	62,468	—	62,468
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(50,218)	(50,218)

Total comprehensive income							12,250
Class A common stock:
Cash dividends declared	—	—	—	—	(12,095)	—	(12,095)
Repurchases of common stock	(792)	—	—	(34,922)	—	—	(34,922)
Issuances of common stock and excess tax benefit	937	6	21,104	17,640	—	—	38,750
Retirement of treasury stock	—	(16)	(80,565)	80,581	—	—	—
Stock issued for consideration of Merger:
Issuance of class A restricted shares	4,249	42	53,617	—	—	—	53,659
Issuance of class B1-B4 shares	29,375	294	1,303,426	—	—	—	1,303,720

Balance at March 31, 2010	76,426	$764	$1,750,520	$—	$659,007	$(195,291)	$2,215,000

See accompanying notes to the

condensed consolidated financial statements

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Note 1—Organization and Basis of Presentation.

On January 1, 2010, pursuant to the Agreement and Plan of Merger, as amended by Amendment No. 1 (the “Merger Agreement”), Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) combined their businesses through two simultaneous mergers (the “Merger”) and became wholly-owned subsidiaries of Jupiter Saturn Holding Company, which subsequently changed its name to Towers Watson & Co. (“Towers Watson”, the “Company” or “we”). Since the consummation of the Merger, Towers Perrin changed its name to Towers Watson Pennsylvania Inc.; and Watson Wyatt changed its name to Towers Watson Delaware Holdings Inc. However, for ease of reference, we continue to use the legacy Towers Perrin and Watson Wyatt names throughout this Report.

Although the business combination of Watson Wyatt and Towers Perrin was a “merger of equals”, generally accepted accounting principles require that one of the combining entities be identified as the acquirer by reviewing facts and circumstances as of the acquisition date. Watson Wyatt was determined to be the accounting acquirer. This conclusion is primarily supported by the facts that Watson Wyatt shareholders owned approximately 56 percent of all Towers Watson common stock after the redemption of Towers Watson Class R common stock and that Watson Wyatt’s Chief Executive Officer became the Chief Executive Officer of Towers Watson. Watson Wyatt is the accounting predecessor in the Merger and as such, the historical results of Watson Wyatt through December 31, 2009 have become those of the new registrant, Towers Watson. Towers Watson’s condensed consolidated financial statements as of and for the three and nine months ended March 31, 2010 include the results of Towers Perrin’s operations beginning January 1, 2010.

The accompanying unaudited quarterly condensed consolidated financial statements of Towers Watson & Co. and our subsidiaries (collectively referred to as “we,” “Towers Watson” or the “Company”) are presented in accordance with the rules and regulations of the Securities Exchange Commission (“SEC”) for quarterly reports on Form 10-Q and therefore do not include all of the information and footnotes required by U.S. generally accepted accounting principles. In the opinion of management, these condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the condensed consolidated financial statements and results for the interim periods. All intercompany accounts and transactions have been eliminated in consolidation. The condensed consolidated financial statements should be read together with the Watson Wyatt audited consolidated financial statements and notes thereto contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which is filed under the historical registrant Watson Wyatt (now found under the filings of “Towers Watson Delaware Holdings Inc.”) with the SEC and Towers Watson’s Registration Statement on Form S-4/A (Registration No. 333-161705) filed with the SEC, and declared effective on November 9, 2009. Both of such reports may be accessed via EDGAR on the SEC’s web site at www.sec.gov. Balance sheet data as of June 30, 2009 was derived from Watson Wyatt’s audited financial statements.

Our fiscal year 2010 began July 1, 2009 and ends June 30, 2010.

The results of operations for the nine months ended March 31, 2010 are not indicative of the results that can be expected for the entire fiscal year ending June 30, 2010, especially in light of the Merger. The results reflect certain estimates and assumptions made by management including those estimates used in calculating Merger consideration and fair value of tangible and intangibles, net assets of Towers Perrin as of January 1, 2010, estimated bonuses and anticipated tax liabilities that affect the amounts reported in the condensed consolidated financial statements and related notes.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Note 2—Merger with Towers Perrin.

Consideration Exchanged

The consummation of the Merger resulted in the following:

•

Each share of Watson Wyatt Class A common stock, par value $0.01 per share issued and outstanding immediately prior to the Merger was converted into the right to receive one (1) share of Towers Watson Class A common stock, par value $0.01 per share (the “Class A Common Stock.”). In addition, outstanding deferred rights to receive Watson Wyatt Class A common stock were converted into the right to receive an equal number of shares of Towers Watson Class A common stock, and outstanding options to purchase Watson Wyatt Class A common stock were assumed by Towers Watson and converted on a one-for-one basis into fully-vested options to purchase shares of Towers Watson Class A common stock with the same exercise price as the underlying Watson Wyatt options.

•

Each share of Towers Perrin common stock, par value $0.50 per share issued and outstanding immediately prior to the Merger was converted into the right to receive 545.627600377 fully-paid and nonassessable shares of Towers Watson common stock, which ratio was determined at the time of the Merger in accordance with the Merger Agreement. Shares of Towers Watson common stock issued to Towers Perrin shareholders (other than 209,013 shares issued to Towers Perrin shareholders located in certain countries (as detailed below) and other than shares issued to Towers Perrin shareholders who elected to receive a portion of their Merger Consideration as shares of Towers Watson’s Class R common stock, par value $0.01 per share) have been divided among four series of non-transferable Towers Watson common stock, Classes B-1, B-2, B-3 and B-4, each with a par value of $0.01 per share. Outstanding shares of Towers Watson Class B common stock generally will automatically convert on a one-for-one basis into shares of freely transferable shares of Towers Watson Class A common stock on the following timetable:

Class B-1 common stock—January 1, 2011

Class B-2 common stock—January 1, 2012

Class B-3 common stock—January 1, 2013

Class B-4 common stock—January 1, 2014

•

In accordance with the Merger Agreement, to provide immediate liquidity to certain Towers Perrin shareholders located in countries where the Merger consideration may be subject to current tax, such Towers Perrin shareholders received a portion of their merger consideration in the form of unrestricted shares of Towers Watson Class A Common Stock instead of shares of Towers Watson Class B Common Stock.

•

Certain Towers Perrin shareholders who met defined age and service criteria elected to terminate their employment no later than January 31, 2010 (except as extended by Towers Watson’s executive committee) and receive a portion of their Merger consideration in shares of Towers Watson Class R Common Stock, which subsequently were automatically redeemed for equal amounts of cash and subordinated one-year promissory notes (such election, a “Class R Election”). The amount of cash and principal amount of Towers Watson notes issued in exchange for each share of Towers Watson Class R Common Stock was determined based on the Exchange Ratio and

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

the average closing price per share of Watson Wyatt Common Stock for the 10 trading days ending on December 28, 2009, the second trading day immediately prior to the closing of the Merger, which was $46.79. Class R Elections were prorated so that the amount of cash and notes payable on the automatic conversion of the shares of Towers Watson Class R common stock would not exceed $400 million, which amount was agreed to by Towers Perrin and Watson Wyatt prior to the closing of the Merger. Towers Perrin shareholders who made valid Class R Elections received shares of Towers Watson Class B-1 common stock in exchange for their shares of Towers Perrin common stock that were not exchanged for shares of Towers Watson Class R common stock due to proration or because the Towers Perrin shareholder elected to receive less than 100 percent of his or her Merger consideration in the form of Towers Watson Class R common stock. As noted above, shares of Towers Watson Class B-1 common stock generally will automatically convert into freely tradable shares of Towers Watson Class A Common Stock on January 1, 2011.

•

Prior to the Merger, Towers Perrin issued awards of restricted stock units to certain Towers Perrin employees, which were exchanged in the Merger for shares of Towers Watson Class A common stock, generally subject to a three-year contractual vesting schedule and other restrictions (“Restricted Towers Watson Class A Common Stock”). At the time of the Merger, the restricted stock units were converted using the Merger Agreement exchange ratio (545.627600377) into Towers Watson Restricted Class A common stock. The restriction on the underlying shares lapses over the service period for the employees, which is from grant date in October 2009 to January 1, 2011 through 2013, annually. The Towers Watson Restricted Class A common stock is held by an administrator or in a trust and the dividends accrue and the shares are voted in blocks according to provisions in the Merger Agreement.

In summary, as a result of closing of the Merger, all outstanding Towers Perrin and Watson Wyatt common stock, restricted stock units and derivative securities were converted into the right to receive the following forms of consideration:

•

46,911,275 shares of Towers Watson Class A Common Stock (less a number of shares that were withheld for tax purposes in respect of Watson Wyatt deferred stock units and deferred shares), including 4,248,984 shares of Restricted Towers Watson Class A Common Stock;

•	29,483,008 shares of Towers Watson Class B Common Stock, including:

•	12,798,118 shares of Class B-1 Common Stock;

•	5,561,630 shares of Class B-2 Common Stock;

•	5,561,630 shares of Class B-3 Common Stock; and

•	5,561,630 shares of Class B-4 Common Stock;

•	8,548,835 shares of Towers Watson Class R Common Stock, which subsequently were redeemed automatically in exchange for the right to receive:

•	$200 million in cash (subject to applicable tax withholding and gross-up adjustments); and

•	Towers Watson Notes in an aggregate principal amount of $200 million.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

In addition, on January 1, 2010, Towers Watson issued shares of Class F stock, no par value, pro rata to all holders of Towers Perrin common stock, which shares represent only the contingent right to receive, three years after the Merger, a pro rata portion of a number of shares of Towers Watson Class A common stock equal to the number of shares of Restricted Towers Watson Class A common stock forfeited by former Towers Perrin employees plus a number of shares of Towers Watson Class A common stock with a value equivalent to the amount of dividends attributed to such forfeited shares.

The Towers Watson common stock and Towers Watson Notes issued in conjunction with the Merger were registered under the Securities Act of 1933, as amended, pursuant to Towers Watson’s Registration Statement on Form S-4/A (Registration No. 333-161705) filed with the SEC, and declared effective on November 9, 2009. The Class A Common Stock is listed on The New York Stock Exchange, LLC and The NASDAQ Stock Market, LLC under the ticker symbol “TW”, and began trading on January 4, 2010.

For a more complete description of the Merger Agreement and Amendment No. 1 to the Merger Agreement, please see the registration statement on Form S-4/A filed by Towers Watson with the SEC (Registration No. 333-161705) and declared effective on November 9, 2009.

Fair Value of Consideration

The business combination has been accounted for using the acquisition method of accounting as prescribed in Accounting Standards Codification (“ASC”) 805, Business Combinations, (Statement of Financial Accounting Standards No. 141R). The total consideration of $1,757,379,000 is comprised of $200 million of cash and $200 million of notes payable to Class R shareholders and of stock consideration for the following: Class A shares for certain foreign shareholders of $9,932,000, Restricted Class B-1, B-2, B-3 and B-4 shares of $1,303,718,000 and Restricted Class A shares of $43,729,000.

The consideration given in the form of cash and notes payable was measured in the amount of cash paid and notes payable issued. According to ASC 805 the fair value of the securities traded in the market the day before the merger is consummated is used to determine the fair value of the equity consideration. As accounting predecessor, Watson Wyatt’s closing share price on the NYSE on December 31, 2009 of $47.52 was used to determine the fair value of equity consideration. The equity consideration for the Class A shares to certain foreign shareholders of $9,932,000 is valued at $47.52 multiplied by 209,013, the shares issued. The estimated fair value of the restricted Class B1-B4 shares of $1,303,718,000 was calculated at $47.52 multiplied by 29,483,008, the shares issued and using a discount to approximate the fair value of the one, two, three and four-year period of restriction lapse until the shares are converted into freely-tradable Towers Watson Class A common stock. The estimated fair value of the Restricted Class A shares of $43,729,000 includes (i) the vested portion of the Towers Perrin restricted stock units which was earned by employees related to the service condition from grant date in October 2009 until the Merger date January 1, 2010 valued at $47.52 per share and (ii) 10 percent of the unvested portion of the Towers Perrin restricted stock units which is the estimate of forfeitures that will result from employees not fulfilling the service condition during the three year vesting post-Merger which will be proportionately distributed to Class F shareholders, the Towers Perrin shareholders as of the Merger date.

PCIC

As of December 31, 2009, Towers Perrin and Watson Wyatt each owned a 36.4 percent equity investment in Professional Consultants Insurance Company (“PCIC”). PCIC is a captive insurance company that provides professional liability insurance on a claims-made basis. Watson Wyatt applied the equity method of

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

accounting for its investment in PCIC through December 31, 2009. Towers Watson’s financial statements as of and for the nine month period ended March 31, 2010, included herein, reflect Watson Wyatt’s equity method of accounting for PCIC for the six month period ended December 31, 2009 which resulted in a recording a loss from affiliates of $113 thousand.

As a result of the Merger, Towers Watson has a majority ownership interest in PCIC and consequently retained a majority of the economic risks and rewards of PCIC. As a result, Towers Watson now consolidates PCIC’s financial position and results of operations in its consolidated financial statements beginning January 1, 2010. All intercompany accounts and transactions have been eliminated in consolidation.

Fair value of net assets acquired and intangibles

According to ASC805, the assets acquired and liabilities of Towers Perrin assumed by Towers Watson were recorded at their respective fair values as of the combination date, January 1, 2010. The valuation was performed by a third-party valuation specialist who assisted management in the determination of estimated fair value including significant estimates and assumptions. Management also evaluated the methodology and valuation models to determine the estimated useful lives and amortization method.

Customer relationships

Customer relationship intangible was identified separate from goodwill based on determination of the length, strength and contractual nature of the relationship that Towers Perrin shared with its clients. This customer relationship information was analyzed via the application of the multi-period excess earnings method, an income approach. Several assumptions used in the income approach are revenue growth, retention rate, operating expenses, charge for contributory assets and trade name and the discount rate used to calculate the present value of the cash flows. The customer relationship, valued at $140.8 million, is amortized on an accelerated amortization basis over the estimated useful life of 12 years.

Trademarks and trade names

The Towers Perrin trade name was identified separate from goodwill based on evaluation of the importance of the Towers Perrin trade name to the Towers Perrin business through understanding the brand recognition in the market, importance of the trade name to the customer, and the amount of revenue associated with the trade name. In developing the estimated fair value, the trade name was valued utilizing the relief from royalty method, an income approach. Significant assumptions used in the relief from royalty method were revenue growth, royalty rate, and discount rate used to calculate the present value of cash flows. The Towers Perrin trade name, valued at $275.5 million, has an estimated indefinite lived asset and is not amortized but tested annually for impairment or if factors exist to indicate impairment.

Developed technology

Developed technology identified separately from goodwill consists of intellectual property such as proprietary software used internally for revenue producing activities or by clients. Developed technology can provide significant advantages to the owner in terms of product differentiation, cost advantages and other competitive advantages. Three external-use technologies of Towers Perrin: Moses, EVALUE and the Global Compensation technology are offered for sale or subscription and have associated revenue streams. In addition, twenty-two internally developed technology applications were identified as primary applications used in Towers Perrin’s business but did not have associated revenue streams. The external-use technologies, for which revenue

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

sources were directly identified, were valued by applying the multi-period excess earnings method, an income approach. The internal-use technologies were valued by applying the cost to replicate method, a cost approach. Significant assumptions used in the multi-period excess earnings method were revenue growth, decay rate, cost of revenue, operating expenses, charge for use of contributory assets and trade name and discount rate used to calculate the present value of the cash flows. The external-use technology, valued at $58.2 million, is amortized on an accelerated basis over a weighted-average useful life of 3.6 years. Significant assumptions used in the cost to replicate method were cost to replace including the number and skill level of man hours and cost per hour based on fully burdened salary of staff; profit margin if the work were performed by a third-party; and obsolescence factor. The internal-use technology, valued at $67.2 million, is amortized on a straight-line basis over the weighted-average estimated useful life of 4.2 years.

Favorable and unfavorable lease contracts

Assets and liabilities for favorable and unfavorable lease contracts were identified separately from goodwill related for 39 of Towers Perrin’s material real estate leases agreements. The assets and liabilities were valued by comparing cash obligations for each material lease agreement to the estimated market rent at the time of the transaction. The resulting favorable or unfavorable positions are recorded gross as assets or liabilities on the balance sheet. Significant assumptions used in the valuation were market rent, annual escalation percentages based on current inflation rates and a discount rate used to calculate the present value of the cash flows. Both the assets for favorable lease agreements, valued at $12.1 million, and the liabilities for unfavorable lease agreements, valued at $28.1 million, are amortized on a straight-line basis over the life of the respective lease to occupancy costs. The weighted-average estimated useful life for the leases is 7.1 years.

As of the date of the filing of this quarterly report, the initial accounting for this business combination is not yet complete. Although the Company does not anticipate any significant adjustments, to the extent that the estimates used need to be refined, the Company will do so upon making that determination but not later than one year from the business combination date.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The table below sets forth a preliminary estimate of the Merger consideration transferred to Towers Perrin shareholders and the preliminary estimate of tangible and intangible net assets received in the Merger:

	January 1, 2010
	(In thousands, except share and per share data)
Calculation of Consideration Transferred
Cash paid			$200,000
Notes payable issued to Towers Perrin shareholders			200,000
Towers Perrin shares converted to Towers Watson shares	42,489,840
Less Class R shares	(8,548,835)
Less 10% of consideration in RSU’s	(4,248,984)

Shares of Towers Watson stock issued		29,692,021
Closing price of Watson Wyatt stock, December 31, 2009		$47.52
Average discount for restricted stock		7%

Aggregate fair value of the Towers Watson common stock issued			1,313,650
Fair value of RSU’s assumed in the Merger			43,729

Total consideration transferred			$1,757,379

Estimated Tangible and Intangible Net Assets:
Current assets		$982,053
Other non-current assets		296,682
Identifiable intangible assets		553,844
Deferred tax asset, net		131,631
Current liabilities		(674,974)
Other long-term liabilities		(823,212)
Goodwill		1,291,355

Total estimated tangible and intangible net assets			$1,757,379

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The following unaudited pro forma combined statements of operations have been provided to present illustrative combined unaudited statements of operations for the nine months ended March 31, 2010 and 2009, giving effect to the business combination as if it had been completed on July 1, 2009 and July 1, 2008, respectively. The unaudited historical combined statement of operations for the three month period ended March 31, 2010 reflects the actual financial results of the combined Company. All other periods reflect the pro forma historical financial results from Watson Wyatt and Towers Perrin. The unaudited pro forma combined financial information shows the impact of the business combination on Watson Wyatt and Towers Perrin’s historical results of operations. The unaudited pro forma condensed combined statement of operation are presented for illustrative purposes only and are not indicative of the results of operations that might have occurred had the business combination actually taken place as of the dates specified, or that may be expected to occur in the future. We do not assume any benefits from any cost savings or synergies expected to result from the Merger, except for any cost savings or synergies actually realized by the Company for the three-month period ended March 31, 2010.

	Pro forma, as adjusted, Nine Months Ended March 31,
	2010	2009
Revenue	$2,431,008	$2,484,160

Costs of providing services:
Salaries and employee benefits	1,667,884	1,711,391
Professional and subcontracted services	181,908	226,660
Occupancy, communications and other	111,013	108,725
General and administrative expenses	188,954	255,634
Depreciation and amortization	99,534	102,537
Transaction and integration expenses	—	—

	2,249,293	2,404,947

Income from operations	181,715	79,213
Loss from affiliates	(1,024)	(10,326)
Interest income	3,489	7,231
Interest expense	(7,957)	(10,252)
Other non-operating income	8,885	17,320

Income before income taxes	185,108	83,186
Provision for income taxes	60,898	25,642

Net income	124,210	57,544

Less: Net income attributable to non-controlling interests	49	4,351

Net income attributable to controlling interests	$124,161	$53,193

Earnings per share:
Net income—Basic	$1.62	$0.70

Net income—Diluted	$1.62	$0.69

Weighted average shares of common stock, basic (000)	76,422	76,422

Weighted average shares of common stock, diluted (000)	76,565	76,565

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Note 3—Segment Information.

Towers Watson has three reportable operating segments or practice areas:

(1)	Benefits Group

(2)	Risk and Financial Services Group

(3)	Talent and Rewards Consulting Group

Towers Watson’s chief operating decision maker is the chief executive officer. It was determined that Towers Watson operational data used by the chief operating decision maker is that of the new segments. Management bases strategic goals and decisions on these segments and the data presented below is more useful to assess the adequacy of strategic decisions, the method of achieving these strategies and related financial results. Historically Watson Wyatt had five reportable segments which have been retrospectively adjusted to the new post-Merger segments. The Benefits and Technology and Administrative Solutions segments were combined and reclassified into the Benefits Group. The Investment Consulting and Insurance & Financial Services segments were combined and reclassified into the Risk and Financial Services Group while the Human Capital Group became the Talent and Rewards Consulting Group.

Management evaluates the performance of its segments and allocates resources to them based on net operating income on a pre-bonus, pre-tax basis.

The table below presents specified information about reported segments as of and for the three months ended March 31, 2010:

	Benefits Group	Risk and Financial Services Group	Talent and Rewards Consulting Group	Total
Revenue (net of reimbursable expenses)	$469,927	$191,064	$122,641	$783,632
Net operating income	151,185	53,792	3,555	208,532
Receivables	421,198	143,457	109,439	674,094

The table below presents specified information about reported segments as of and for the three months ended March 31, 2009:

	Benefits Group	Risk and Financial Services Group	Talent and Rewards Consulting Group	Total
Revenue (net of reimbursable expenses)	$285,841	$71,037	$46,968	$403,846
Net operating income	90,238	19,727	(1,487)	108,478
Receivables	251,617	51,197	39,425	342,239

The table below presents specified information about reported segments as of and for the nine months ended March 31, 2010:

	Benefits Group	Risk and Financial Services Group	Talent and Rewards Consulting Group	Total
Revenue (net of reimbursable expenses)	$1,029,836	$331,314	$230,042	$1,591,192
Net operating income	318,105	84,548	18,291	420,944
Receivables	421,198	143,457	109,439	674,094

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The table below presents specified information about reported segments as of and for the nine months ended March 31, 2009:

	Benefits Group	Risk and Financial Services Group	Talent and Rewards Consulting Group	Total
Revenue (net of reimbursable expenses)	$848,734	$213,443	$175,629	$1,237,806
Net operating income	251,315	51,417	20,637	323,369
Receivables	251,617	51,197	39,425	342,239

Information about interest income and tax expense is not presented as a segment expense because such items are not considered a responsibility of the segments’ operating management.

Reconciliations of the information reported by segment to the historical consolidated amounts follow for the three and nine month periods ended March 31, 2010 and 2009:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Revenue:
Total segment revenue	$783,632	$403,846	$1,591,192	$1,237,806
Reimbursable expenses and other	20,331	13,148	46,730	41,703

Revenue	$803,963	$416,994	$1,637,922	$1,279,509

Net Operating Income:
Total segment net operating income	$208,532	$108,478	$420,994	$323,369
Differences in allocation methods (1)	(1,095)	(1,920)	4,444	(1,014)
Amortization of intangible assets	(12,492)	(3,263)	(19,336)	(10,668)
Transaction and integration expenses	(24,405)	—	(49,697)	—
Stock-based compensation restricted A shares	(24,018)	—	(24,018)	—
Discretionary compensation	(90,556)	(45,779)	(185,384)	(144,452)
Other, net	(6,270)	(863)	(6,085)	854

Income before income taxes	$49,696	$56,653	$140,868	$168,089

Receivables:
Total segment receivables—billed and unbilled (2)	$674,094	$342,239	$674,094	$342,239
Valuation differences and other	(5,877)	(15,443)	(5,877)	(15,443)

Total billed and unbilled receivables	668,217	326,796	668,217	326,796
Assets not reported by segment	3,870,465	1,126,783	3,870,465	1,126,783

Total assets	$4,538,682	$1,453,579	$4,538,682	$1,453,579

(1)	Certain expenses including general and administrative, pension, and medical costs are allocated to our segments as management believes these costs are largely uncontrollable to the segment. To the extent the basis for allocation differs from expectation, a reconciling item will be created between internally allocated expenses and the actual expense that we report for U.S. GAAP purposes.

(2)	Total segment receivables, which reflects the receivable balances used by management to make business decisions, are included for management reporting purposes net of deferred revenue.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Note 4—Share-based Compensation.

In connection with the Merger, Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan and the Watson Wyatt 2000 Long-Term Incentive Plan, and created the Towers Watson & Co. 2009 Long Term Incentive Plan. Towers Watson did not assume the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees or the Watson Wyatt Amended Compensation Plan for Outside Directors.

Towers Watson & Co. Employee Stock Purchase Plan

Towers Watson assumed the amended and restated Watson Wyatt 2001 Employee Stock Purchase Plan (the “Stock Purchase Plan”) which enables employees to purchase shares of Towers Watson stock at a 5 percent discount. The Stock Purchase Plan is a non-compensatory plan under generally accepted accounting principles of stock-based compensation. As a result, no compensation expense is recognized in conjunction with this plan. Watson Wyatt originally registered 750,000 shares of its Class A common stock on December 19, 2001 and an additional 1,500,000 shares of its Class A common stock on December 16, 2003, of which 196,424 shares remained available for issuance immediately prior to the Merger at which time 4,500,000 additional shares were added. Towers Watson filed a Form S-8 Registration Statement in the third quarter of fiscal 2010 registering the 4,696,424 shares available for issuance under the Stock Purchase Plan.

Towers Watson & Co. 2009 Long Term Incentive Plan

In January 2010, Towers Watson filed a Form S-8 Registration Statement to register 12,500,000 shares of Towers Watson Class A common stock that may be issued pursuant to the Towers Watson & Co. 2009 Long Term Incentive Plan (the “2009 Plan”) and 125,648 shares of Class A common stock that may be issued upon exercise of the unvested stock options previously granted under the Watson Wyatt 2000 Long-Term Incentive Plan. The Watson Wyatt 2000 Long-term Incentive Plan was assumed by Towers Watson and the registered shares for the Watson Wyatt 2000 Long-term Incentive Plan are limited to exercise of awards which were outstanding at the time of the Merger. The assumed options were exercisable for shares of Towers Watson Class A Common Stock based on the exchange ratio of one share of Watson Wyatt Class A common stock underlying the options for one share of Towers Watson Class A Common Stock. The 2009 Plan was approved by Watson Wyatt shareholders on December 18, 2009.

During the three and nine months ended March 31, 2010, 108,933 fully-vested stock options were granted under the 2009 Plan with an exercise price equal to the grant date fair value of Towers Watson Class A common stock of $45.88. As a result the Company recorded $1.3 million of stock-based compensation in the third quarter of fiscal 2010. During the three and nine months ended March 31, 2010, 0 and 125,648 stock options, respectively, were granted under the Watson Wyatt 2000 Long-term Incentive Plan with an exercise price equal to the grant date market price of Watson Wyatt’s common stock of $42.47. All outstanding Watson Wyatt stock options became fully vested at the time of the Merger with the exercise price as of the original grant date. As a result, $1.1 million of the unamortized grant date fair value of the options was expensed in the third quarter of fiscal 2010. There were no grants of stock options during the three and nine months ended March 31, 2009.

The weighted-average fair value of the stock option grants was calculated using the Black-Scholes formula and are included in the valuation assumptions table below. In addition, a post-vesting discount was calculated using 1.4 percent, the risk-free interest rate of a three-year bond, compounded over three-years. The

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

post-vesting discount was used to estimate fair value as there is a transfer restriction for three years of the stock option’s underlying shares once vested. Compensation expense is recorded over a three-year graded vesting term as if one third of the options granted to a participant are granted over one year, one third over two years and the remaining one third over three years.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Stock option grants:
Risk-free interest rate	1.4%	—	1.4%	—
Expected lives in years	3	—	3	—
Expected volatility	37.4%	—	37.2%	—
Dividend yield	0.6%	—	0.7%	—
Weighted-average grant date fair value of options granted	$11.96	—	$11.02	—
Number of shares granted	108,933	—	234,581	—

Former Watson Wyatt Plans and Change of Control Provisions

Amended Compensation Plan for Outside Directors

Under this Plan, outside Watson Wyatt Directors were initially paid in shares of Watson Wyatt’s common stock, or in a combination of cash and shares, quarterly, at the completed quarter-end share price (which approximates fair value), for services provided during the preceding quarter.

Restricted Stock Units

The Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees was intended to provide selected associates with additional incentives by permitting Watson Wyatt to grant them an equity interest in the form of restricted stock units, in lieu of a portion of their annual fiscal year end bonus. Shares under this plan are awarded during the first quarter of each fiscal year. During the first quarter of fiscal year 2010, 219,751 shares of common stock were awarded at an average market price of $44.08 for a total fair value of $9.7 million. During the first quarter of fiscal year 2009, 295,775 shares of common stock were awarded at an average market price of $54.24 for a total fair value of $16.0 million.

Deferred Stock Units

Under the Watson Wyatt 2001 Deferred Stock Unit Plan for Selected Employees there were Performance Share Bonus Incentive Programs (“SBI”) which consisted of grants of deferred stock units based on either salary or on the value of the cash portion of the eligible participant’s fiscal year-end bonus target and a multiplier, which was then converted into a target number of deferred stock units based upon Watson Wyatt’s stock price as of the quarter end prior to grant. Participants vested between zero and 170 percent of the target number of deferred stock units or between zero and 100 percent based on the extent to which financial and strategic performance metrics were achieved over three fiscal year periods. The financial and strategic performance metrics were established at the beginning of each performance period. For the performance periods covering fiscal years 2007 through 2009, 2008 through 2010, and 2009 through 2011, the vesting criteria are based upon growth specific metrics such as earnings per share, net operating income and revenue.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

During the first quarter of fiscal year 2010, 94,906 shares vested, of which 66,065 were deferred and 28,841 were awarded at a market price of $44.07 to certain senior executive officers under the SBI 2007 plan, which represented vesting at 135 percent of the target number of deferred stock units. During the first quarter of fiscal year 2009, 164,457 shares vested, of which, 120,396 were deferred and 44,061 were awarded at a market price of $56.83 to certain senior executive officers under the SBI 2006 plan, which represented vesting at 170 percent of the target number of deferred stock units.

Historically, Watson Wyatt’s management periodically reviewed conditions that would affect the vesting of performance-based awards and adjusts compensation expense, if necessary, based on achievement of financial performance metrics set by the Compensation Committee of Watson Wyatt. The SBI 2008 and 2009 plan documents stated that the Compensation Committee had the discretion to accelerate the vesting of awards under the SBI Program in connection with a change in control. Based on available plan performance information, the Compensation Committee concluded that (i) no payout would be made under the SBI 2008 plan upon the date of the Merger, and (ii) it would settle the SBI 2009 plan at 100 percent of target to take into account that the performance period would only be halfway completed as of the closing date of the Merger. During the second quarter of fiscal 2010, Watson Wyatt’s management evaluated the performance metrics of the SBI 2008 for Select Associates, and based on an update to the forecast for the remaining performance period, the accrual of compensation expense recorded was $3.0 million in the three months ended December 31, 2009. Approximately $3.4 million of compensation expense was recorded relative to the SBI plans during the third quarter of fiscal year 2010 as a result of change of control provisions. In addition, 142,081 of fully vested deferred restricted stock units from the fiscal year 2005 through 2007 plans were distributed subsequent to the Merger as the 2001 Deferred Stock Unit Plan for Selected Employees was not assumed by Towers Watson.

Note 5—Retirement Benefits.

Defined Benefit Plans

Towers Watson sponsors both qualified and non-qualified defined benefit pension plans and other post-employment benefit or “OPEB” plans in North America and Europe. These funded and unfunded plans represent 90 percent of total Towers Watson’s pension obligations and as a result are disclosed herein. Towers Watson also sponsors funded and unfunded defined benefit pension plans in certain other countries as well, representing the remaining 10 percent of the liability.

Under the legacy Watson Wyatt plans in North America, benefits are based on the number of years of service and the associate’s compensation during the five highest paid consecutive years of service. The non-qualified plan, included only in North America, provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement. Beginning January 2008, Watson Wyatt made changes to the plan in the U.K. related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate’s compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate’s average compensation during the associate’s term of service since that date. The plan liabilities in Germany were a result of Watson Wyatt’s acquisition of Heissmann GmbH in 2007. A significant percentage of the liabilities represent the grandfathered pension benefit for employees hired prior to a July 1991 plan amendment. The pension plan for those hired after July 1991 is a defined contribution type arrangement. In the Netherlands, the pension benefit is a percentage of service and average salary over the working life of the employee, where salary includes allowances and bonuses up to a set maximum salary and is offset by the current social security benefit. The benefit liability is reflected on the balance sheet. The measurement date for each of the plans is June 30.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The legacy Towers Perrin pension plans in the U.S. accrue benefits under a cash-balance formula for employees hired or rehired after 2002 and for all employees for service after 2007. For employees hired prior to 2003 and active as of January 2003, benefits prior to 2008 are based on a combination of a cash balance formula, for the period after 2002, and a final average pay formula based on years of plan service and the highest five consecutive years of plan compensation prior to 2008. Under the cash balance formula benefits are based on a percentage of each year of the employee’s plan compensation. The Canadian Retirement Plan provides a choice of a defined benefit approach or a defined contribution approach. The non-qualified plans in North America provide for pension benefits that would be covered under the qualified plan in the respective country but are limited by statutory maximums. The non-qualified plans have no assets and therefore are unfunded arrangements. The U.K. Plan provides predominantly lump sum benefits. Benefit accruals under the U.K. Plan ceased on March 31, 2008. The plans in Germany mostly provide benefits under a cash balance benefit formula. Benefits under the Netherlands plan accrue on a final pay basis on earnings up to a maximum amount each year. The benefit assets and liabilities are reflected on the balance sheet. The measurement date for each of the plans has historically been December 31, but will be changed to June 30 as a result of the Merger.

Components of Net Periodic Benefit Cost for Defined Benefit Pension Plans

The following tables set forth the components of net periodic benefit cost for the Company’s defined benefit pension plan for North America and Europe for the three and nine month periods ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010		2009
	North America	Europe	North America	Europe
Service Cost	$13,107	$3,217	$5,315	$1,337
Interest Cost	35,787	10,037	12,118	3,593
Expected Return on Plan Assets	(35,146)	(8,659)	(12,397)	(3,258)
Amortization of Net Loss/(Gain)	3,764	671	2,533	(48)
Amortization of Prior Service (Credit)/Cost	(406)	10	(576)	6

Net Periodic Benefit Cost	$17,106	$5,276	$6,993	$1,630

	Nine Months Ended March 31,
	2010		2009
	North America	Europe	North America	Europe
Service Cost	$25,009	$7,044	$18,884	$5,930
Interest Cost	60,604	21,708	36,489	17,204
Expected Return on Plan Assets	(58,282)	(18,836)	(38,045)	(16,318)
Amortization of Net Loss/(Gain)	11,080	2,013	6,622	(248)
Amortization of Prior Service (Credit)/Cost	(1,218)	31	(1,705)	32

Net Periodic Benefit Cost	$37,193	$11,960	$22,245	$6,600

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The fiscal year 2010 net periodic benefit cost is based, in part, on the following rate assumptions as of June 30, 2009 for the North America and Europe plans:

	North America	Europe
Discount rate	6.46%	6.06%
Expected long-term rate of return on assets	8.10%	6.51%
Rate of increase in compensation levels	3.93%	4.90%

Employer Contributions

The Company made $32.4 million in contributions to the North American plans during the first nine months of fiscal year 2010 and anticipates making $1.6 million in contributions over the remainder of the fiscal year. The Company made $15.7 million in contributions to Europe plans during the first nine months of fiscal year 2010 and anticipates making $4.3 million in contributions over the remainder of the fiscal year.

Defined Contribution Plans

Under the Watson Wyatt legacy plan, we sponsor a savings plan that provides benefits to substantially all U.S. associates. The Company matches employee contributions at a rate of 50% of the first 6% up to $60,000 of associates’ eligible compensation. The Company will also make an annual profit sharing contribution to the plan in an amount that is dependent upon the Company’s financial performance during the fiscal year. The Watson Wyatt U.K. pension plan has a money purchase section to which the Company makes core contributions plus additional contributions matching those of the participating employees up to a maximum rate. Contribution rates are dependent upon the age of the participant and on whether or not they arise from salary sacrifice arrangements through which an individual has taken a reduction in salary and the Company has paid an equivalent amount as pension contributions. Core contributions amount to 2-6% of pensionable salary with additional matching contributions of a further 2-6%.

The Towers Perrin legacy plans consist of sponsoring savings plans in 21 countries that provide benefits to substantially all employees within those countries. Certain of these plans provide for a Company match to employee contributions at various rates. In the U.S., the company provides a matching contribution of 100% of the first 5% of employee contributions. The Company makes contributions of 10% of pay to the legacy Towers Perrin UK plan.

Health Care Benefits

In the legacy Watson Wyatt and Towers Perrin U.S. plans, we sponsor a contributory health care plan that provides hospitalization, medical and dental benefits to substantially all U.S. associates. We accrue a liability for estimated incurred but unreported claims based on projected use of the plan as well as prior plan history.

Postretirement Benefits

Under both the Watson Wyatt and Towers Perrin plans, we provide certain health care and life insurance benefits for retired associates. The principal plans cover associates in the U.S. and Canada who have met certain eligibility requirements. Our principal post-retirement benefit plans are primarily unfunded. We accrue a liability for these benefits.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Components of Net Periodic Benefit Cost for Other Postretirement Plans

The following table sets forth the components of net periodic benefit cost for the Company’s healthcare and post-retirement plans for the three and nine months ended March 31, 2010 and 2009

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Service cost	$1,400	$277	$1,995	$930
Interest cost	3,721	580	5,034	1,991
Expected return on plan assets	(33)	—	(33)	—
Amortization of net gain	(275)	(267)	(825)	(700)
Amortization of prior service cost	(143)	(164)	(428)	(496)

Net periodic benefit cost	$4,670	$426	$5,743	$1,725

The fiscal year 2010 net periodic benefit cost for the healthcare and post retirement plans is based, in part, on the following rate assumptions as of June 30, 2009 for the North America plans:

North America
Discount rate	6.52%
Expected long-term rate of return on assets	2.00%
Rate of increase in compensation levels	4.09%

Note 6—Goodwill and Intangible Assets.

The components of goodwill and intangible assets are outlined below for the nine months ended March 31, 2010:

	Benefits Group	Risk and Financial Services Group	Talent and Rewards Consulting Group	All Other Segments	Total
Balance as of June 30, 2009	$394,954	$115,942	$30,644	$1,214	$542,754
Goodwill acquired	785,978	226,126	279,276	—	1,291,380
Translation adjustment	(20,528)	(8,286)	(1,192)	—	(30,006)

Balance as of March 31, 2010	$1,160,404	$333,782	$308,728	$1,214	$1,804,128

The following table reflects changes in the net carrying amount of the components of intangible assets for the nine months ended March 31, 2010:

	Trademark & trade name	Customer related intangible	Core/ developed technology	Non-compete agreements	Favorable lease agreements	Total
Balance as of June 30, 2009	$100,511	$78,843	$6,757	$122	$—	$186,233
Intangible assets acquired during the period	275,500	140,800	125,400	—	12,144	553,844
Amortization expense	—	(11,019)	(8,194)	(123)	—	(19,336)
Rent expense	—	—	—	—	(229)	(229)
Translation adjustment	(7,758)	(4,048)	(152)	1	—	(11,957)

Balance as of March 31, 2010	$368,253	$204,576	$123,811	$—	$11,915	$708,555

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The intangible unfavorable lease liability recorded as a result of acquisition accounting as of January 1, 2010 was $(28.1) million with an offset to rent expense of $810 thousand for an ending balance of $(27.3) million as of March 31, 2010. The following table reflects the rent offset resulting from the amortization of the net lease intangible assets and liabilities for the remainder of fiscal year 2010 and subsequent fiscal years is as follows:

Fiscal year ending June 30,	Amount
2010	$(376)
2011	(1,429)
2012	(2,786)
2013	(2,134)
2014	(1,873)
Thereafter	(6,784)

Total	$(15,382)

The following table reflects the carrying value of intangible assets as of March 31, 2010 and June 30, 2009:

	March 31, 2010		June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Trademark and trade name	$368,655	$402	$100,913	$402
Customer related intangibles	245,774	41,198	108,821	29,978
Developed technology	148,773	24,962	23,525	16,768
Non-compete agreements	1,278	1,278	1,273	1,151
Favorable lease agreements	12,144	229	—	—

Total intangible assets	$776,624	$68,069	$234,532	$48,299

A component of the change in the gross carrying amount of intangible assets reflects translation adjustments between June 30, 2009 and March 31, 2010. These intangible assets are denominated in the currencies of our subsidiaries outside the United States, and are translated into our reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date.

The weighted average remaining life of amortizable intangible assets at March 31, 2010 was 8.9 years. Estimated amortization expense for the remainder of fiscal year 2010 and subsequent fiscal years is as follows:

Fiscal year ending June 30,	Amount
2010	$12,193
2011	47,908
2012	47,874
2013	44,359
2014	37,964
Thereafter	138,089

Total	$328,387

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Note 7—Short-term investments.

Short-term investments are comprised of the following as of March 31, 2010. There were no short term investments as of June 30, 2009.

	March 31, 2010
	Amortized Cost	Unrealized Gains	Estimated Fair Value
Corporate securities	$121,586	$2,587	$124,173

Note 8—Earnings Per Share.

The Company adopted guidance under ASC 260, “Earnings per Share”, relating to the two-class method of presenting EPS. This guidance addresses whether awards granted in share-based transactions are participating securities prior to vesting and therefore need to be included in the earning allocation in computing earnings per share using the two-class method. ASC 260-10-45-60 requires nonvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents to be treated as a separate class of securities in calculating earnings per share. The Company’s participating securities include nonvested restricted stock. The adoption had no impact on previously reported basic or diluted EPS. The components of basic and diluted earnings per share are as follows:

	Three Months Ended March 31
	2010			2009
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS
Net Income	$8,815			$40,591
Less: Income allocated to participating securities	(490)			—

Income available to common shareholders	$8,325	72,165	0.12	$40,591	42,609	0.95

Diluted EPS
Share based compensation awards	—	2		—	164

Income available to common shareholders	$8,325	72,167	0.12	$40,591	42,773	0.95

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

	Nine Months Ended March 31
	2010			2009
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS
Net Income	$62,468			$115,302
Less: Income allocated to participating securities	(1,646)			—

Income available to common shareholders	60,822	52,361	1.16	115,302	42,705	2.70

Diluted EPS
Share based compensation awards	—	143		—	164

Income available to common shareholders	$60,822	52,504	1.16	$115,302	42,869	2.69

Stock options of 109 thousand were outstanding as of March 31, 2010, but were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

Note 9—Comprehensive (Loss)/Income.

Comprehensive (loss)/income includes net income and changes in the cumulative translation adjustment gain or loss. For the three months ended March 31, 2010, comprehensive loss totaled $36.8 million compared with comprehensive income of $22.2 million for the three months ended March 31, 2009. For the nine months ended March 31, 2010, comprehensive income totaled $12.3 million compared with comprehensive loss of $96.6 million for the nine months ended March 31, 2009.

Note 10—Restricted Shares.

In conjunction with the Merger, shares of Towers Watson common stock issued to Towers Perrin shareholders have been divided among four series of non-transferable Towers Watson common stock, Classes B-1, B-2, B-3 and B-4, each with a par value of $0.01 per share. Outstanding shares of Towers Watson Class B common stock generally will automatically convert on a one-for-one basis into shares of freely transferable shares of Towers Watson Class A common stock on the following timetable:

Stock Class	Number of Shares	Conversion Date
B-1	12,798,118	January 1, 2011
B-2	5,561,630	January 1, 2012
B-3	5,561,630	January 1, 2013
B-4	5,453,397	January 1, 2014

The Towers Perrin restricted stock unit (RSU) holders received 10 percent of the total consideration issued to Towers Perrin shareholders in conjunction with the Merger. The RSU’s were converted into 4,248,984 Towers Watson Restricted Class A shares, of which an estimated 10%, or 42,489 shares, are expected to be forfeited by current employee Restricted Class A shareholders who are subject to a service condition. The service condition is fulfilled from grant date through each of the three annual periods from January 1, 2010 until December 31, 2012. The restriction lapses annually on January 1 and the Restricted Class A shares are exchanged for freely tradable Class A common stock. Forfeited shares will be distributed to Towers Perrin

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

shareholders as of December 31, 2009 in proportion to their ownership in Towers Perrin on that date. Shareholders of Restricted Class A shares have voting rights and receive dividends upon annual vesting of the shares. Dividends on forfeited shares are distributed with the associated shares on January 1, 2013.

Stock Class	Number of Shares	Conversion Date
A	1,416,328	January 1, 2011
A	1,416,328	January 1, 2012
A	1,416,328	January 1, 2013

Note 11—Derivative Financial Instruments.

The Company is exposed to market risk from changes in foreign currency exchange rates. To manage this exposure, the Company enters into various derivative transactions. These instruments have the effect of reducing the Company’s exposure to unfavorable changes in foreign currency rates. The Company does not enter into derivative transactions for trading purposes.

Derivative transactions are governed by a set of policies and procedures established by the Company covering areas such as authorization, counterparty exposure and hedging practices. The Company also evaluates new and existing transactions and agreements to determine if they require derivative accounting treatment. Positions are monitored using fair market value and sensitivity analyses.

Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to the Company. The Company has established strict counterparty credit guidelines and enters into transactions only with financial institutions with securities of investment grade or better. The Company monitors counterparty exposures and reviews any downgrade in credit rating. To mitigate pre-settlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. To minimize the concentration of credit risk, the Company enters into derivative transactions with a portfolio of financial institutions. Based on these factors, the Company considers the risk of counterparty default to be minimal.

Accounting Policy for Derivatives

All derivative instruments are recognized in the accompanying consolidated balance sheets at fair value. Derivative instruments with a positive fair value are reported in other current assets and derivative instruments with a negative fair value are reported in other current liabilities in the accompanying consolidated balance sheet. Changes in the fair value of derivative instruments are recognized immediately in general and administrative expenses, unless the derivative is designated as a hedge and qualifies for hedge accounting.

There are three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), (2) a hedge of the variability in cash flows from forecasted transactions (cash flow hedge), and (3) a hedge of the variability caused by changes in foreign currency exchange rates (foreign currency hedge). Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. If the derivative does not qualify for hedge accounting, the Company considers the transaction to be an “economic hedge” and changes in the fair value of the derivative asset or liability are recognized immediately in general and administrative expenses. At March 31, 2010, the Company had entered into foreign currency cash flow hedges and economic hedges.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a foreign currency hedge by documenting the relationship between the derivative and the hedged item. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges and measures and records hedge ineffectiveness, if any, at the end of each quarter.

For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is recognized in other comprehensive income, as a component of shareholders’ investment, and subsequently reclassified to general and administrative expenses. The ineffective portion of a cash flow hedge is recognized immediately in general and administrative expenses.

The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised, (2) it determines that the hedging transaction is no longer highly effective, (3) a hedged forecasted transaction is no longer probable of occurring in the time period described in the hedge documentation, (4) the hedged item matures or is sold, or (5) management elects to discontinue hedge accounting voluntarily.

When hedge accounting is discontinued because the derivative no longer qualifies as a cash flow hedge, the Company will continue to carry the derivative in the accompanying consolidated balance sheet at its fair value, recognize subsequent changes in the fair value of the derivative in current-period general and administrative expenses, and continue to defer the derivative gain or loss in other comprehensive income or loss until the hedged forecasted transaction affects expenses. If the hedged forecasted transaction is not likely to occur in the time period described in the hedge documentation or within a two month period of time thereafter, the deferred derivative gain or loss is reclassified immediately to general and administrative expenses.

The Company’s reinsurance intermediary subsidiary in the U.K. receives revenues in currencies (primarily in U.S. dollars) that differ from its functional currency. As a result, the foreign subsidiary’s functional currency revenue will fluctuate as the currency exchange rates change. To reduce this variability, the Company uses foreign exchange forward contracts and over-the-counter options to hedge the foreign exchange risk of the forecasted collections. The Company has designated these derivatives as cash flow hedges of its forecasted foreign currency denominated collections. At March 31, 2010, the longest outstanding maturity was twenty-one months. As of March 31, 2010 a net $2.5 million pretax loss has been deferred in other comprehensive loss, $2.2 million of which is expected to be reclassified to general and administrative expenses in the next twelve months. Deferred gains or losses will be reclassified from other comprehensive loss to general and administrative expenses when the hedged revenue is recognized. During the three months ended March 31, 2010, the Company recognized no material gains or losses due to hedge ineffectiveness within general and administrative expenses in the accompanying consolidated statement of operations. The Company also uses derivative financial contracts, principally foreign exchange forward contracts to hedge non-functional currency obligations. Primarily, these exposures arise from intercompany lending between entities with different functional currencies.

At March 31, 2010, the Company had cash flow hedges with a notional value of $175.9 million, $59.5 million to hedge revenue cash flows and $116.4 million to hedge short term intercompany loans. The Company determines the fair value of its foreign currency derivatives based on quoted prices received from the counterparty for each contract which the Company evaluates using pricing models whose inputs are observable. The net fair value of derivatives held as of March 31, 2010 was $(1.8) million. See note 11 for further information regarding the determination of fair value.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The fair value of the Company’s derivative instruments held at March 31, 2010 and their location in the accompanying consolidated balance sheet are as follows:

	Asset derivatives		Liability derivatives
	Balance sheet location	Fair value	Balance sheet Location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange forwards	Other current assets	$73	Other current liabilities	$(3,951)
Foreign exchange options	Other current assets	92	Other current liabilities	(109)

Total derivatives designated as hedging instruments		165		(4,060)
Derivatives not designated as hedging instruments:
Foreign exchange forwards	Other current assets	2,236	Other current liabilities	—
Foreign exchange options	Other current assets	—	Other current liabilities	(96)

Total derivatives not designated as hedging instruments		2,236		(96)

Total derivatives		$2,401		$(4,156)

The effect of derivative instruments that are designated as hedging instruments on the accompanying consolidated statement of operations and the consolidated statement of changes in stockholders’ equity for the nine months ended March 31, 2010 is as follows:

Derivatives designated as hedging instruments:	Loss recognized in OCI (effective portion)	Location of loss reclassified from OCI into income (effective portion)	Loss reclassified from OCI into income (effective portion)	Location of loss recognized in income (ineffective portion and amount excluded from effectiveness testing)	Loss recognized in income (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange forwards	$(3,150)	General and administrative expenses	$(835)	General and administrative expenses	$(36)
Foreign exchange options	(173)	General and administrative expenses	—	General and administrative expenses	(27)

Total	$(3,323)		$(835)		$(63)

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

At March 31, 2010 the Company had $118.8 million of notional value of derivatives, as economic hedges primarily to hedge intercompany loans that do not receive hedge accounting treatment. The effect of derivatives which have not been designated as hedging instruments on the accompanying consolidated statement of operations for the three months ended March 31, 2010 are as follows:

Derivatives not designated as hedging instruments:	Location of gain (loss) recognized in income	Gain (loss) recognized in income
Foreign exchange forwards	General and administrative expenses	$2,236
Foreign exchange options	General and administrative expenses	(364)

Total		$1,872

Note 12—Fair Value Measurements

The Company has categorized its financial instruments into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial assets recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2—Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability.

Level 3—Financial assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

The following presents the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2010. There were no assets and liabilities measured at fair value on a recurring basis as of June 30, 2009.

	Fair Value Measurements on a Recurring Basis at March 31, 2010
	Level 1		Level 2		Level 3	Total
Assets:
Short-term investments	$8,363	(a)	$115,810	(a)	$—	$124,173
Other current assets			2,401	(b)	—	2,401
Other non-current assets	$7,558	(c)	—		—	7,558

Liabilities:
Other current liabilities	$—		4,156	(b)	—	4,156

(a)	Available for sale consisting of commercial paper and corporate securities.

(b)	Primarily foreign exchange forward contracts and foreign exchange options.

(c)	Primarily available for sale securities.

The Company recorded a gain of $2,146 for the quarter ended March 31, 2010, under general and administrative expenses in the accompanying consolidated statements of operations related to the changes in the fair value of its financial instruments for foreign exchange forward contracts and foreign exchange options accounted for as foreign currency hedges which are still held at March 31, 2010. There was no gain or loss recorded in the accompanying consolidated statements of operations for available for sale securities still held at March 31, 2010.

To determine the fair value of the Company’s foreign exchange forward contracts and foreign exchange options, the Company receives a quoted value from the counterparty for each contract. The quoted price received by the Company is a Level 2 valuation based on observable quotes in the marketplace for the underlying currency. The Company uses these underlying values to estimate amounts that would be paid or received to terminate the contracts at the reporting date based on current market prices for the underlying currency.

The available for sale securities are valued using quoted market prices as of the end of the trading day. The Company monitors the value of the investments for other-than-temporary impairment on a quarterly basis.

Note 13—Commitments and Contingent Liabilities

The commitment and contingencies described below are currently in effect and could require Towers Watson, or its predecessor companies, Watson Wyatt and Towers Perrin, to make payments to third parties under certain circumstances. In addition to commitments and contingencies specifically described below, Towers Watson and its historical predecessor companies, Watson Wyatt and Towers Perrin, have historically provided guarantees on an infrequent basis to third parties in the ordinary course of business.

Subordinated Notes due January 2011: On December 30, 2009, in connection with the Merger and the Class R Elections as described in Note 2, Towers Watson entered into an Indenture (the “Indenture”) with Wilmington Trust FSB, as Trustee (the “Trustee”), for the issuance of Towers Watson Notes in the aggregate principal amount of $200 million. The Towers Watson Notes were issued on January 6, 2010, bearing interest

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

from January 4, 2010 at a fixed per-annum rate of 2.0 percent, and will mature on January 1, 2011. The Indenture contains limited operating covenants, and obligations under the Towers Watson Notes are subordinated to the Company’s obligations under the Senior Credit Facility (as defined below) on the terms set forth in the Indenture.

Towers Watson Senior Credit Facility: On January 1, 2010, in connection with the Merger, Towers Watson and certain subsidiaries entered into a three-year, $500 million revolving credit facility with a syndicate of banks (the “Senior Credit Facility”). Borrowings under the Senior Credit Facility will bear interest at a spread to either LIBOR or the Prime Rate. We are charged a quarterly commitment fee, currently 0.5 percent of the Senior Credit Facility, which varies with our financial leverage and is paid on the unused portion of the Senior Credit Facility. Obligations under the Senior Credit Facility are guaranteed by Towers Watson and all of its domestic subsidiaries (other than PCIC) and are secured by a pledge of 65 percent of the voting stock and 100 percent of the non-voting stock of Towers Perrin Luxembourg Holdings S.A.R.L.

The Senior Credit Facility contains customary representations and warranties and affirmative and negative covenants. The Senior Credit Facility requires Towers Watson to maintain certain financial covenants that include a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio (which terms in each case are defined in the Senior Credit Facility). In addition, the Senior Credit Facility contains restrictions on the ability of Towers Watson and its subsidiaries to, among other things, incur additional indebtedness; pay dividends; make distributions; create liens on assets; make investments, loans or advances; make acquisitions; dispose of property; engage in sale-leaseback transactions; engage in mergers or consolidations, liquidations and dissolutions; engage in certain transactions with affiliates; and make changes in lines of businesses.

As of March 31, 2010, Towers Watson had $15.0 million of borrowings outstanding under the Senior Credit Facility.

Letters of Credit under the Senior Credit Facility: As of March 31, 2010, Towers Watson had standby letters of credit totaling $21.2 million to guarantee payment to a beneficiary in the event that it fails to meet its financial obligations to the beneficiary. Additionally, Towers Watson had $0.8 million of standby letters of credit covering various other existing or potential business obligations. The aforementioned letters of credit are issued under the Senior Credit Facility, and therefore reduce the amount that can be borrowed under the Senior Credit Facility by the outstanding amount of these standby letters of credit.

Additional Borrowings, Letters of Credit and Guarantees not part of the Senior Credit Facility: Towers Perrin Foster and Crosby, Ltda. (Brazil) has a bilateral credit facility with a major bank totaling Brazilian Real (BRL) 6.5 million (U.S. $3.6 million). As of March 31, 2010, a total of BRL 5.0 million ($2.8 million) was outstanding under this facility.

Towers Watson has also provided a $5.0 million Australian dollar-denominated letter of credit (U.S. $4.6 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and the Company believes that the likelihood of future usage is remote.

Towers Watson also has $2.5 million of letters of guarantee from major banks in support of office leases and performance under existing or prospective contracts.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Indemnification Agreements: Towers Watson has various agreements that provide that it may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business and in connection with the purchase and sale of certain businesses. Although it is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of Towers Watson’s obligations and the unique facts of each particular agreement, Towers Watson does not believe that any potential liability that might arise from such indemnity provisions is probable or material. There are no provisions for recourse to third parties, nor are any assets held by any third parties that any guarantor can liquidate to recover amounts paid under such indemnities.

Legal Proceedings: From time to time, Towers Watson and its subsidiaries, including Watson Wyatt and Towers Perrin, are parties to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. The matters reported on below involve the most significant pending or potential claims against Towers Watson and its subsidiaries. We also have received subpoenas and requests for information in connection with government investigations.

Watson Wyatt and Towers Perrin each carried substantial professional liability insurance with a self-insured retention of $1 million per occurrence, which provides coverage for professional liability claims including the cost of defending such claims. These policies remained in force subsequent to the Merger. We reserve for contingent liabilities based on ASC 450, “Contingencies” when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. The contingent liabilities recorded are primarily developed actuarially. Litigation is subject to many factors which are difficult to predict so there can be no assurance that in the event of a material unfavorable result in one or more of all pending claims, we will not incur material costs. Our professional liability insurance coverage beyond our self-insured retention was written by PCIC, an affiliated captive insurance company, with reinsurance and excess insurance attaching at $26 million provided by various unaffiliated commercial insurance carriers. Post-Merger, Towers Watson has a 72.86 percent ownership interest in PCIC and as a result, PCIC’s results will be consolidated in Towers Watson’s operating results. Although the PCIC insurance policies will continue to cover professional liability claims above a $1 million per occurrence self-insured retention, the consolidation of PCIC will effectively result in self-insurance for the first $25 million of aggregate loss for each of Watson Wyatt and Towers Perrin above the $1 million per occurrence self-insured retention. As a result of consolidating PCIC’s results of operations in the Company’s consolidated financial statements, the impact of PCIC’s reserve development also may result in fluctuations in Towers Watson’s earnings. PCIC will cease issuing insurance policies effective July 1, 2010 and will at that time enter into a run-off mode of operation.

ExxonMobil Superannuation Plan (Australia)

In March 2007, the Trustees of the ExxonMobil (Australia) Superannuation Plan commenced a legal proceeding in the Supreme Court of Victoria against Towers Perrin; the plan sponsors, Esso (Australia) and ExxonMobil (Australia), commenced a similar legal proceeding against Towers Perrin in April 2007 (collectively the “2007 actions”). On May 15, 2009, as the time was expiring to add any additional contributing parties, Towers Perrin filed third-party claims against Watson Wyatt, the successor actuary and Plan administrator.

The complaints in the 2007 actions allege that while performing administrative and actuarial services for the Superannuation Plan during the period from mid-1990 to 1995, Towers Perrin failed to detect drafting errors made by previous plan advisors including attorneys, when they prepared certain amendments to the Superannuation Plan Deed. These amendments were adopted before Towers Perrin commenced its engagement.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

Watson Wyatt succeeded Towers Perrin as the plan administrator and plan actuary in 1996 and continues to serve in those capacities. The previous plan advisors are also named as defendants in the 2007 actions.

Plaintiffs allege that the faulty drafting resulted in the grant of additional, but unintended and unauthorized benefits, to certain Superannuation Plan participants. Plaintiffs further allege that because Towers Perrin failed to detect the drafting error, benefits were not properly administered and the plan was not properly funded. Towers Perrin administered and valued the plan benefits consistent with what the plan sponsors contend was intended. Watson Wyatt continued to administer and value the benefits in the same manner when it succeeded Towers Perrin in 1996.

The most recent estimate of the value of the allegedly unintended benefits is AU$538 million.

The Trustee and plan sponsors have been engaged since 2001 in a separate legal proceeding (the “rectification action”) that seeks an interpretation of the relevant portions of the plan Deed and, if necessary, modification to conform those portions to reflect the manner in which the benefits were intended to be, and were, administered during both the Towers Perrin and Watson Wyatt engagements.

The April 2010 trial date previously set for the rectification action has been adjourned in light of ongoing settlement efforts among the parties to that action.

Former Towers Perrin shareholder litigation

On December 9, 2009, Watson Wyatt was informed by Towers Perrin of a settlement demand from the plaintiffs in a putative class action lawsuit filed by certain former shareholders of Towers Perrin (the “Dugan Action”). Although the complaint in the Dugan Action does not contain a quantification of the damages sought, plaintiffs’ settlement demand, which was orally communicated to Towers Perrin on December 8, 2009 and in writing on December 9, 2009, sought a payment of $800 million to settle the action on behalf of the proposed class. Plaintiffs requested that Towers Perrin communicate the settlement demand to Watson Wyatt.

The Dugan Action previously was reported in Amendment No. 3 to the Registration Statement on Form S-4/A (File No. 333-161705) filed on November 9, 2009 by the Jupiter Saturn Holding Company (the “Registration Statement”). As reported in the Registration Statement, the complaint was filed on November 5, 2009 against Towers Perrin, members of its board of directors, and certain members of senior management in the United States District Court for the Eastern District of Pennsylvania.

Plaintiffs in this action are former members of the Towers Perrin’s senior management, who left Towers Perrin at various times between 1995 and 2000. The Dugan plaintiffs seek to represent a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, and who also meet certain other specified criteria.

On December 17, 2009, four other former Towers Perrin shareholders, all of whom voluntarily left Towers Perrin in May or June 2005 and all of whom are excluded from the proposed class in the Dugan Action, commenced a separate legal proceeding (the “Allen Action”) in the United States District Court for the Eastern District of Pennsylvania alleging the same claims in substantially the same form as those alleged in the Dugan Action. These plaintiffs are proceeding in their individual capacities and do not seek to represent a proposed class.

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

On January 15, 2010, another former Towers Perrin shareholder who separated from service with Towers Perrin in March 2005 when Towers Perrin and EDS launched a joint venture that led to the creation of a corporate entity known as ExcellerateHRO (“eHRO”), commenced a separate legal proceeding (the “Pao Action”) in the United States District Court of the Eastern District of Pennsylvania also alleging the same claims in substantially the same form as those alleged in the Dugan Action. Towers Perrin contributed its Towers Perrin Administrative Solutions (“TPAS”) business to eHRO and formerly was a minority shareholder (15 percent) of eHRO. Pao seeks to represent a class of former Towers Perrin shareholders who separated from service in connection with Towers Perrin’s contribution to eHRO of its TPAS business and who are excluded from the proposed class in the Dugan Action. Towers Watson is also a defendant in the Pao Action.

Pursuant to the Towers Perrin Bylaws in effect at the time of their separations, the Towers Perrin shares held by each of these plaintiffs were redeemed by Towers Perrin at book value at the time these individuals separated from employment. The complaints allege variously that there either was a promise that Towers Perrin would remain privately owned in perpetuity (Dugan Action) or that in the event of a change to public ownership plaintiffs would receive compensation (Allen and Pao Actions). Plaintiffs allege that by agreeing to sell their shares back to Towers Perrin at book value upon retirement, they and other members of the putative classes relied upon these alleged promises, which they claim were breached as a result of the consummation of the merger between Watson Wyatt and Towers Perrin. The complaints assert claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seek equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. On January 20, 2010, the court consolidated the three actions for all purposes.

On February 22, 2010, defendants filed a motion to dismiss the complaints in their entireties. The motion is not yet fully briefed and remains pending.

Towers Watson believes the claims in these lawsuits are without merit and intends to defend against them vigorously. However, the cost of defending against the claims could be substantial and the outcome of these legal proceedings is inherently uncertain and could be unfavorable to Towers Watson.

Note 14—Recent Accounting Pronouncements.

Adopted

In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (the Codification) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates.

ASC 805, “Business Combinations” which is a revision of accounting provisions that changes the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. ASC 350-30-35-1, “Determination of the Useful Life of Intangible Assets” amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets under ASC 350, “Goodwill and Other Intangible Assets.” ASC 805-20-25-18A, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” which amends and clarifies the accounting for acquired contingencies and is effective upon the adoption of ASC 805, “Business Combinations.” We adopted these provisions on July 1, 2009.

ASC 810, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC 805, “Business Combinations.” The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We adopted these provisions on July 1, 2009. As a result, Watson Wyatt’s non-controlling interest of $1.0 million as of June 30, 2009, which was previously included in other non-current liabilities, was reclassified to non-controlling interest in total equity.

ASC 815-10-50, “SFAS 161, Disclosures About Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133” gives financial statement users better information about the reporting entity’s hedges by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. We adopted these provisions on January 1, 2009.

ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted these provisions for financial assets and liabilities on July 1, 2008 and for nonfinancial assets and liabilities on July 1, 2009. These adoptions did not have a material impact on the Company’s financial position or results of operations

Not yet adopted

ASC 715-10-50, “Employers’ Disclosures about Postretirement Benefit Plan Assets” provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. These provisions are effective for our fiscal year ending June 30, 2010. The Company is currently evaluating the effects these provisions may have on its financial statements.

ASC 810 “Amendments to FASB Interpretation No. 46 (R)” which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation 46(R), “Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51.” Additionally, the provisions

TOWERS WATSON & CO.

Notes to the Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts are in thousands, except per share data)

(Unaudited)

require ongoing assessment of whether an enterprise is the primary beneficiary of the variable interest entity. We will adopt these provisions on July 1, 2010. The Company is currently evaluating the effects these provisions may have on its financial statements.

Note 15—Income Taxes.

At March 31, 2010, Towers Watson’s gross liability for income taxes associated with uncertain tax positions was $37.5 million. This liability can be reduced by $3.6 million of offsetting deferred tax benefits associated with foreign tax credits and the federal tax benefit of state income taxes. The net difference of $33.9 million, if recognized, would have a favorable impact on the Company’s effective tax rate. The gross tax liability for uncertain tax positions increase is mainly due to the inclusion of legacy Towers Perrin’s liability of $26.7 million.

Interest and penalties related to income tax liabilities are included in income tax expense. At March 31, 2010, Towers Watson had accrued interest of $3.0 million and penalties of $0.07 million, totaling $3.07 million.

The Company believes it is reasonably possible that there will be a $0.9 million decrease in the gross tax liability for uncertain tax positions within the next 12 months based upon potential settlements and the expiration of statutes of limitations in various tax jurisdictions.

The Company and its subsidiaries conduct business globally and are subject to income tax in the US and in many states and foreign jurisdictions. Towers Watson is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in Towers Watson’s major tax jurisdictions are:

Open Tax Years (fiscal year ending)
United States—Federal	2005 and forward
United States—Various States	1998 and forward
Canada—Federal	2003 and forward
Germany	2003 and forward
The Netherlands	2008 and forward
United Kingdom	2007 and forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Watson Wyatt Worldwide, Inc.

Arlington, Virginia

We have audited the accompanying consolidated balance sheets of Watson Wyatt Worldwide, Inc, and subsidiaries (the “Company”) as of June 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Watson Wyatt Worldwide, Inc, and subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective June 30, 2007, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158 as well as SEC Staff Accounting Bulletin No. 108. Additionally, as discussed in Note 1 of the notes to the consolidated financial statements, effective July 1, 2007, the Company adopted FASB Interpretation (“FIN”) No. 48 Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

As discussed in Notes 10 and 12 to the consolidated financial statements, the Company has adopted a new segment reporting structure and has retrospectively adjusted the segment disclosures for this change in the reportable segments.

DELOITTE & TOUCHE LLP

McLean, VA

August 14, 2009

(July 19, 2010 as to the retrospective adjustment for the change in the composition of reportable segments and the related disclosures in Notes 10 and 12)

WATSON WYATT WORLDWIDE, INC.

Consolidated Statements of Operations

(Thousands of U.S. Dollars, Except Per Share Data)

	Year Ended June 30
	2009	2008	2007
Revenue	$1,676,029	$1,760,055	$1,486,523

Costs of providing services:
Salaries and employee benefits	936,825	970,236	805,571
Professional and subcontracted services	95,690	105,896	99,943
Occupancy, communications and other	183,433	208,058	184,832
General and administrative expenses	177,250	176,664	159,637
Depreciation and amortization	73,448	72,428	57,235

	1,466,646	1,533,282	1,307,218

Income from operations	209,383	226,773	179,305

Income/(Loss) from affiliates	8,181	2,067	(5,500)
Interest expense	(2,778)	(5,977)	(1,581)
Interest income	2,022	5,584	4,066
Other non-operating income	4,926	464	178

Income before income taxes	221,734	228,911	176,468

Provision for income taxes	75,276	73,470	60,193

Net income	$146,458	$155,441	$116,275

Earnings per share:
Net income—Basic	$3.43	$3.65	$2.74

Net income—Diluted	$3.42	$3.50	$2.60

Weighted average shares of common stock, basic (000)	42,690	42,577	42,413

Weighted average shares of common stock, diluted (000)	42,861	44,381	44,684

See accompanying notes to the

consolidated financial statements

WATSON WYATT WORLDWIDE, INC.

Consolidated Balance Sheets

(Thousands of U.S. Dollars, Except Share Data)

	June 30, 2009	June 30, 2008
Assets
Cash and cash equivalents	$209,832	$124,632
Receivables from clients:
Billed, net of allowances of $4,452 and $8,544	190,991	239,593
Unbilled, at estimated net realizable value	111,419	126,163

	302,410	365,756
Deferred income taxes	13,739	18,576
Other current assets	39,619	48,523

Total current assets	565,600	557,487
Investment in affiliate	23,361	8,526
Fixed assets, net	174,857	184,684
Deferred income taxes	111,912	72,572
Goodwill	542,754	634,176
Intangible assets, net	186,233	236,767
Other assets	21,602	21,764

Total Assets	$1,626,319	$1,715,976

Liabilities
Accounts payable and accrued liabilities, including discretionary compensation	$336,952	$381,784
Income taxes payable and deferred	188	3,462

Total current liabilities	337,140	385,246
Revolving credit facility	—	—
Accrued retirement benefits	292,555	209,168
Deferred rent and accrued lease losses	28,434	29,239
Deferred income taxes and other long term tax liabilities	14,667	13,430
Other noncurrent liabilities	99,885	94,498

Total Liabilities	772,681	731,581

Commitments and contingencies (Note 13)

Stockholders’ Equity
Class A Common Stock—$.01 par value:
99,000,000 shares authorized; 43,813,451 and 43,813,451 issued and 42,657,431 and 43,578,268 outstanding	438	438
Additional paid-in capital	452,938	456,681
Treasury stock, at cost—1,156,020 and 235,183 shares	(63,299)	(13,222)
Retained earnings	608,634	474,961
Accumulated other comprehensive (loss)/income	(145,073)	65,537

Total Stockholders’ Equity	853,638	984,395

Total Liabilities and Stockholders’ Equity	$1,626,319	$1,715,976

See accompanying notes to the

consolidated financial statements

WATSON WYATT WORLDWIDE, INC.

Consolidated Statements of Cash Flows

(Thousands of U.S. Dollars)

	Year ended June 30
	2009	2008	2007
Cash flows from operating activities:
Net income	$146,458	$155,441	$116,275
Adjustments to reconcile net income to net cash from operating activities:
Provision for doubtful receivables from clients	5,355	11,207	8,551
Depreciation	59,556	56,031	47,090
Amortization of intangible assets	13,892	16,397	10,145
Provision for deferred income taxes	14,205	8,468	8,418
(Income)/Loss from affiliates	(8,181)	(2,067)	5,500
Distributions from affiliates	270	—	—
Other, net	(1,542)	8,640	977
Changes in operating assets and liabilities (net of business acquisitions and discontinued operations):
Receivables from clients	57,991	(22,057)	(43,464)
Other current assets	8,904	(1,885)	(24,699)
Other assets	(3,497)	37,080	1,324
Accounts payable and accrued liabilities	(27,408)	79,898	19,246
Income taxes payable	(2,262)	(2,080)	4,407
Accrued retirement benefits	(38,922)	(61,682)	(2,831)
Deferred rent and accrued lease losses	(805)	(3,447)	54
Other noncurrent liabilities	3,533	3,788	16,119

Cash flows from operating activities:	227,547	283,732	167,112

Cash flows used in investing activities:
Business acquisitions and contingent consideration payments	(1,185)	(138,830)	(48,099)
Purchases of fixed assets	(39,195)	(38,694)	(43,989)
Capitalized software costs	(23,374)	(21,904)	(22,295)
Increase in restricted cash	—	(2,331)	—
Investment in affiliates	(2,302)	(3,316)	—
Contingent proceeds from divestitures	4,926	464	178

Cash flows used in investing activities:	(61,130)	(204,611)	(114,205)

Cash flows (used in)/from financing activities (Repayments)/borrowings under Credit Facility	—	(105,000)	75,000
Dividends paid	(12,785)	(12,768)	(12,717)
Repurchases of common stock	(77,443)	(82,031)	(48,303)
Issuance of common stock and excess tax benefit	6,509	11,046	13,245

Cash flows (used in)/from financing activities	(83,719)	(188,753)	27,225

Effect of exchange rates on cash	2,502	(13,922)	2,709

Increase/(decrease) in cash and cash equivalents	85,200	(123,554)	82,841
Cash and cash equivalents at beginning of period	124,632	248,186	165,345

Cash and cash equivalents at end of period	$209,832	$124,632	$248,186

Supplemental disclosures:
Cash paid for interest	$2,780	$5,951	$1,822
Cash paid for income taxes, net of refunds	$66,480	$76,324	$68,893

See accompanying notes to the

consolidated financial statements

WATSON WYATT WORLDWIDE, INC.

Consolidated Statement of Changes in Stockholders’ Equity

(Thousands of U.S. Dollars)

	Class A Common Stock Outstanding (number of shares, in thousands)	Class A Common Stock	Additional Paid-in Capital	Treasury Stock, at Cost	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income
Balance at June 30, 2006	42,386	$425	$386,392	$(2,134)	$242,599	$21,479	$648,761
Cumulative adjustment to retained earnings for adoption of SAB 108, net of tax	—	—	—	—	(10,056)	—	(10,056)
Adoption of FAS 158, net of tax	—	—	—	—	—	(1,412)	(1,412)
Comprehensive income:
Net income	—	—	—	—	116,275	—	116,275
Additional minimum pension liability, net of tax	—	—	—	—	—	6,716	6,716
Foreign currency translation adjustment, net of tax	—	—	—	—	—	50,937	50,937

Total comprehensive income							173,928
Cash dividends declared	—	—	—	—	(12,717)	—	(12,717)
Repurchases of common stock	(1,083)	—	—	(48,303)	—	—	(48,303)
Issuances of common stock—acquisitions	252	3	11,274	99			11,376
Issuances of common stock and excess tax benefit	744	—	(2,145)	28,087	—	—	25,942

Balance at June 30, 2007	42,299	$428	$395,521	$(22,251)	$336,101	$77,720	$787,519
Adoption of FIN 48	—	—	—	—	(3,813)	—	(3,813)
Comprehensive income:
Net income	—	—	—	—	155,441	—	155,441
Additional minimum pension liability, net of tax	—	—	—	—		(32,368)	(32,368)
Foreign currency translation adjustment, net of tax	—	—	—		—	20,185	20,185

Total comprehensive income	—				—		143,258
Cash dividends declared	—				(12,768)		(12,768)
Repurchases of common stock	(1,586)	—	—	(82,031)	—	—	(82,031)
Issuances of common stock—acquisitions and contingent consideration	2,176	10	52,694	57,999	—	—	110,703
Issuances of common stock and excess tax benefit	689		8,466	33,061	—	—	41,527

Balance at June 30, 2008	43,578	$438	$456,681	$(13,222)	$474,961	$65,537	$984,395
Comprehensive loss:
Net income	—	—	—	—	146,458	—	146,458
Additional minimum pension liability, net of tax	—	—	—	—	—	(79,835)	(79,835)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(130,775)	(130,775)

Total comprehensive loss							(64,152)
Cash dividends declared	—	—	—	—	(12,785)	—	(12,785)
Repurchases of common stock	(1,418)	—	—	(77,443)	—	—	(77,443)
Issuances of common stock and excess tax benefit	497	—	(3,743)	27,366	—	—	23,623

Balance at June 30, 2009	42,657	$438	$452,938	$(63,299)	$608,634	$(145,073)	$853,638

See accompanying notes to the

consolidated financial statements

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Note 1—Summary of Significant Accounting Policies

Nature of the Business—Watson Wyatt Worldwide, Inc. (“Watson Wyatt”), together with its subsidiaries, is an international company engaged in the business of providing professional consultative services on a fee basis, primarily in the human resource areas of employee benefits and compensation, human capital consulting and human resource-related technology consulting, but also in other areas of specialization such as investment and financial advisory services. Watson Wyatt’s fiscal year ends on June 30th.

Principles of Consolidation—Watson Wyatt’s consolidated financial statements include the accounts of its and its majority-owned and controlled subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies over which Watson Wyatt has the ability to exercise significant influence are accounted for using the equity method.

Use of Estimates—Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for revenue, allowances for uncollectible receivables, investments in affiliates, depreciation and amortization, profits on long-term contracts, asset write-downs, employee benefit plans, taxes, pension plan assumptions, accruals for estimated losses related to reported and unreported professional liability claims and discontinued operations.

Cash and Cash Equivalents—Watson Wyatt considers short-term, highly-liquid investments with original maturities of 90 days or less to be cash equivalents. All of its cash and short term investments at June 30, 2009 were deemed to be cash and cash equivalents.

Receivables from Clients—Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts. Unbilled receivables are stated at net realizable value less an allowance for unbillable amounts. Allowance for doubtful accounts related to billed receivables was $4.5 million and $8.5 million as of June 30, 2009 and 2008. Allowance for unbilled receivables was $9.1 million and $11.7 million as of June 30, 2009 and 2008.

Revenue Recognition—Revenue includes fees primarily generated from consulting services provided. Watson Wyatt recognizes revenue from these consulting engagements when hours are worked, either on a time-and-materials basis or on a fixed-fee basis, depending on the terms and conditions defined at the inception of an engagement with a client. The terms of its contracts with clients are fixed and determinable and may change based upon agreement by both parties. Individual consultants’ billing rates are principally based on a multiple of salary and compensation costs.

Revenue for fixed-fee arrangements, which span multiple months, is based upon the percentage of completion method. Watson Wyatt typically has three types of fixed-fee arrangements: annual recurring projects, projects of a short duration, and non-recurring system projects. Annual recurring projects and the projects of short duration are typically straightforward and highly predictable in nature. As a result, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the occasions when cost overruns could lead to the recording of a loss accrual.

Watson Wyatt’s non-recurring system projects are typically found in its Technology and Administration Solutions Group. They tend to be more complex projects that are longer in duration and subject to more changes

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

in scope as the project progresses than projects undertaken in other segments. Watson Wyatt evaluates at least quarterly, and more often as needed, project managers’ estimates-to-complete to assure that the projects’ current status is accounted for properly. Watson Wyatt’s Technology and Administration Solutions Group contracts generally provide that if the client terminates a contract, Watson Wyatt is entitled to payment for services performed through termination.

Revenue recognition for fixed-fee engagements is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and/or the level of client participation. The periodic engagement evaluations require Watson Wyatt to make judgments and estimates regarding the overall profitability and stage of project completion that, in turn, affect how Watson Wyatt recognizes revenue. Watson Wyatt recognizes a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated direct and indirect costs associated with the engagement. Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Watson Wyatt has experienced certain costs in excess of estimates from time to time. Management believes that it is rare, however, for these excess costs to result in overall project losses.

Watson Wyatt has developed various software programs and technologies that it provides to clients in connection with consulting services. In most instances, such software is hosted and maintained by Watson Wyatt and ownership of the technology and rights to the related code remain with Watson Wyatt. Software developed to be utilized in providing services to a client, but for which the client does not have the contractual right to take possession, is capitalized in accordance with the AICPA’s Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Revenue associated with the related contract, together with amortization of the related capitalized software, is recognized over the service period. As a result, Watson Wyatt does not recognize revenue during the implementation phase of an engagement.

Revenue recognized in excess of billings is recorded as unbilled accounts receivable. Cash collections and invoices generated in excess of revenue recognized are recorded as deferred revenue until the revenue recognition criteria are met. Client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses are included in professional and subcontracted services as a cost of revenue.

Foreign Currency Translation—Gains and losses on foreign currency transactions, including settlement of intercompany receivables and payables, are recognized currently in the “Occupancy, communications and other” line of Watson Wyatt’s Consolidated Statements of Operations. Assets and liabilities of Watson Wyatt’s subsidiaries outside the United States are translated into the reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date. Revenue and expenses of Watson Wyatt’s subsidiaries outside the United States are translated into U.S. dollars at weighted average exchange rates. Gains and losses on translation of Watson Wyatt’s equity interests in its subsidiaries outside the United States and on intercompany notes are reported separately as accumulated other comprehensive income within stockholders’ equity in the Consolidated Balance Sheets, since Watson Wyatt does not plan or anticipate settlement of such balances in the foreseeable future.

Fair Value of Financial Instruments—The carrying amount of Watson Wyatt’s cash and cash equivalents, receivables from clients and notes and accounts payable approximates fair value because of the short maturity and liquidity of those instruments. There were no borrowings outstanding under Watson Wyatt’s revolving credit agreement at June 30, 2009.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Concentration of Credit Risk—Financial instruments that potentially subject Watson Wyatt to concentrations of credit risk consist principally of certain cash and cash equivalents, and receivables from clients. Watson Wyatt invests its excess cash in financial instruments that are rated in the highest short-term rating category by major rating agencies such as Moody’s and Standard and Poor’s. Concentrations of credit risk with respect to receivables from clients are limited due to Watson Wyatt’s large number of clients and their dispersion across many industries and geographic regions.

Incurred But Not Reported (IBNR)Claims—Watson Wyatt accrues for IBNR professional liability claims that are estimable and probable, and for which Watson Wyatt has not yet contracted for insurance coverage. This liability was $36.6 million and $39.0 million at June 30, 2009 and 2008, respectively.

Stock-based Compensation—Watson Wyatt accounts for its share-based payment transactions in accordance with FAS 123(R).

During fiscal years 2009, 2008 and 2007, Watson Wyatt recognized compensation expense of $1.0 million or $0.02 per diluted share, $4.8 million or $0.11 per diluted share and $4.1 million, or $0.09 per diluted share, respectively, in connection with Watson Wyatt’s share-based compensation plans. This does not include any expense related to the 2001 Deferred Stock Unit Plan for Selected Employees, as expense related to shares awarded under this plan is recorded as a component of Watson Wyatt’s accrual for discretionary compensation.

The total income tax benefit recognized in the income statement for the exercise of nonqualified stock options, vesting of restricted stock units and the award of stock purchase plan shares was $37 thousand, $2.2 million and $3.3 million for fiscal years 2009, 2008 and 2007.

Watson Wyatt repurchases shares of common stock to offset potential dilution from shares issued in connection with its share-based compensation plans.

Earnings per Share—The computation of basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is calculated on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, stock based compensation plan shares and employee stock purchase plan shares using the “treasury stock” method. See Note 14 for identification of the components of basic and diluted earnings per share. The diluted earnings per share calculations assume that 1,950,000 contingent shares related to the R. Watson & Sons (referred herein as “Watson Wyatt LLP” or “WWLLP”) business combination had been issued as of July 31, 2005. The calculation also assumes that an additional 218,089 shares were issued during fiscal year 2008 relative to the acquisition of Watson Wyatt Brans & Co. (“Watson Wyatt Netherlands” or “WWN”).

Goodwill and Intangible Assets—Goodwill is not amortized but is reviewed for impairment during the fourth quarter of each fiscal year or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon a multiple of revenue for the reporting unit. Intangible assets with definite lives are amortized over their estimated useful lives while certain trademark and tradename intangibles have indefinite useful lives and are not amortized, and both are reviewed for impairment if indicators of impairment arise. The evaluation of impairment would be based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset would be considered

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

impaired. The impairment expense would be determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. As of June 30, 2009, Watson Wyatt performed its annual goodwill evaluation for impairment and as a result it did not recognize any impairment to goodwill. In addition, Watson Wyatt did not identify any factors that would indicate that its intangible assets were impaired.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Watson Wyatt adopted this standard on July 1, 2007.

In September 2006, the FASB published Statement of Financial Accounting Standards (“SFAS”) No.158, “Employers’ Accounting for Defined Benefit Pension Plans and Other Postretirement Plans” (FAS 158). FAS 158 requires companies to recognize the funded status of each of the defined benefit pension and postretirement plans. Watson Wyatt adopted the provisions of FAS 158 for the fiscal year ended June 30, 2007.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Qualifying Misstatements in Current Year Financial Statement” (“SAB 108”) which provides guidance on how companies should quantify financial statement misstatements. Watson Wyatt adopted SAB 108 for the fiscal year ended June 30, 2007.

In September 2006, the FASB published SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Watson Wyatt adopted FAS 157 for financial assets and liabilities on July 1, 2008 and determined the adoption did not have a material impact on its consolidated financial statements. Watson Wyatt will adopt FAS 157 for nonfinancial assets and liabilities on July 1, 2009. Watson Wyatt does not expect the adoption of the portion of the pronouncement over nonfinancial assets and liabilities to have a material impact on Watson Wyatt’s financial position or results of operations.

In February 2007, the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 allows entities to choose to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. Watson Wyatt adopted FAS 159 on July 1, 2008 and did not choose to elect the fair value option.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141(R)”) which is a revision of FAS 141, “Business Combinations”. FAS 141(R) changes the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Watson Wyatt will be required to comply with the provisions of FAS 141(R) for acquisitions that occur on or after July 1, 2009. In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

assumptions used to determine the useful life of recognized intangible assets under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”) which amends and clarifies the accounting for acquired contingencies and is effective upon the adoption of SFAS 141(R).

Watson Wyatt expects that in relation to the proposed merger with Towers Perrin, the application of FAS 141(R) and related Staff Positions will be significant to Watson Wyatt’s financial position and results of operations primarily as a result of expensing acquisition costs in the period incurred.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“FAS 160”). This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of FAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. Watson Wyatt will adopt FAS 160 on July 1, 2009. Watson Wyatt is currently evaluating the effects, if any, that FAS 160 may have on its financial statements.

In December 2008, the FASB issued FASB Staff Position 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132(R)-1”) which provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. FSP 132(R)-1 is effective for Watson Wyatt’s fiscal year ending June 30, 2010. Watson Wyatt is currently evaluating the effects that FSP 132(R)-1 may have on its financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“FAS 165”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This standard requires Watson Wyatt to disclose the date through which it has evaluated subsequent events and the basis for that date. Watson Wyatt adopted FAS 165 as of June 30, 2009 and adoption did not result in changes to reporting of subsequent events either through recognition or disclosure.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No.46 (R)” (“FAS 167”) which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation 46(R), “Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51.” Additionally, FAS 167 requires ongoing assessment of whether an enterprise is the primary beneficiary of the variable interest entity. Watson Wyatt will adopt FAS 167 on July 1, 2010. Watson Wyatt is currently evaluating the effects that FAS 167 may have on its financial statements.

Note 2—Proposed Merger and Completed Acquisitions

Proposed Merger with Towers, Perrin, Forster & Crosby, Inc.

On June 26, 2009, Watson Wyatt entered into an Agreement and Plan of Merger with Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”). Towers Perrin is a global professional services firm concentrated in human capital strategy, program design and management, and in the areas of risk and capital management,

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

insurance and reinsurance intermediary services and actuarial consulting. Pursuant to the merger agreement, Towers Perrin and Watson Wyatt will combine their businesses and become wholly-owned subsidiaries of a new holding company, Jupiter Saturn Holding Company (the “Holding Company”). When the merger is completed, the Holding Company will change its name to Towers Watson & Co. (“Towers Watson”), and its Class A common stock will be publicly traded.

Upon completion of the merger, John J. Haley, the President, Chief Executive Officer and Chairman of the Board of Directors of Watson Wyatt, will serve as Chairman of the Board of Directors and Chief Executive Officer of Towers Watson, and Mark V. Mactas, the President, the Chief Executive Officer and Chairman of the Board of Towers Perrin, will serve as Deputy Chairman of the Board of Directors, President and Chief Operating Officer of Towers Watson.

The following describes the merger consideration that will be transferred by the Holding Company at the effective time of the merger:

Watson Wyatt stockholders and holders of Watson Wyatt deferred stock units outstanding under the 2001 Watson Wyatt Deferred Stock Unit Plan, will be entitled to receive in the aggregate fifty percent of Towers Watson’s voting common stock outstanding as of the effective time of the merger in the form of Towers Watson Class A common stock. Towers Watson Class A common stock issued to Watson Wyatt stockholders in the merger will be freely tradable.

Towers Perrin shareholders and a group of Towers Perrin employees to be designated to receive certain equity incentive awards, will be entitled to receive in the aggregate fifty percent of Towers Watson’s voting common stock outstanding. Towers Perrin shareholders will generally be issued Towers Watson Class B common stock (consisting of various subclasses) that will automatically convert into freely tradable Towers Watson Class A common stock in equal annual installments over four years from the merger’s effective time. The employees that receive equity incentive awards will receive restricted shares of Towers Watson Class A common stock, which will generally automatically vest and become freely tradable Towers Watson Class A common stock in equal annual installments over three years from the merger’s effective time.

In addition, a select number of Towers Perrin employees meeting defined service plus age criteria may elect to have between 50% and 100% of their Towers Perrin shares converted into Towers Watson Class R common stock which will be automatically redeemed by Towers Watson on the first business day following the effective time of the merger for equal amounts of cash and one year subordinated promissory notes. If the Class R eligible shareholder does not make a valid Class R election, then the shareholder will receive consideration in the same manner as any other Towers Perrin shareholder. The consideration transferred is estimated to be $100 million in cash and $100 million in Holding Company notes.

The merger agreement contains termination rights for both Watson Wyatt and Towers Perrin. In the event one party terminates the merger agreement under specific circumstances described in the merger agreement, the terminating party would be required to pay the non-terminating party a termination fee of $65 million or reimburse the non-terminating party’s transaction-related expenses, up to $10 million.

Watson Wyatt currently estimates the consideration to be transferred to Towers Perrin stockholders and employees is expected to be $1.6 billion, based on Watson Wyatt’s June 30, 2009 closing stock price of $37.53. The actual value of consideration transferred at the effective time of the merger could differ depending on a variety of factors, including Watson Wyatt’s actual diluted shares outstanding and fluctuations in Watson Wyatt’s stock price.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The transaction is subject to stockholder approval, regulatory clearance under the competition laws of certain countries and jurisdictions including the European Union, and other customary closing conditions. On August 6, 2009, Watson Wyatt received notification from the U.S. antitrust authorities that the transaction has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The boards of both Towers Perrin and Watson Wyatt have unanimously approved the transaction. The Holding Company will file a registration statement on Form S-4 with the Securities and Exchange Commission that will contain a joint proxy statement / prospectus and other relevant documents concerning the proposed merger. Watson Wyatt urges you to read this document once it is filed by the Holding Company. The companies anticipate that they will each hold a special meeting of stockholders to vote on the proposed merger in the fourth quarter of calendar 2009 and a closing date as soon as possible thereafter.

The transaction will be accounted for under the acquisition method of accounting in accordance with SFAS No. 141R, “Business Combinations.” Although the business combination of Watson Wyatt and Towers Perrin is a “merger of equals,” generally accepted accounting principles require that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on several factors. Watson Wyatt will be treated as the acquiring entity for accounting purposes. Accordingly, the historical financial statements of Watson Wyatt will become the historical financial statements of the Holding Company. As the transaction has not yet closed, the results of Towers Perrin’s operations are not included in Watson Wyatt’s results for the fiscal year ended June 30, 2009.

Towers Perrin and Watson Wyatt each have a 36.4% equity investment in Professional Consultants Insurance Company (“PCIC”). PCIC provides professional liability insurance on a claims-made basis. The combined entity post-merger will own 72.8% of this variable interest entity and will be required to consolidate the results of PCIC into its consolidated financial statements.

For a more complete description of the merger agreement, please see Watson Wyatt’s current report on Form 8-K, filed with the Securities and Exchange Commission on June 29, 2009.

Fiscal Year 2008 Acquisitions

Heissmann—On July 20, 2007, Watson Wyatt acquired the outstanding stock of Dr. Heissmann GmbH (“Heissmann”) for approximately $136 million (€99 million) in cash plus approximately $1.4 million in transaction costs. Heissmann was an actuarial, benefits, and human resources consulting firm based in Germany with subsidiaries in Ireland, Netherlands, Austria, and France. As the date of the acquisition, Heissmann had annual revenue of approximately $70 million (€52 million).

WisdomNet—On July 2, 2007, Watson Wyatt acquired the net assets of WisdomNet for $6.9 million in cash and stock, including the payoff of $0.5 million of debt. WisdomNet was a Denver-based talent management software and consulting firm that was founded in 2001. WisdomNet offered a proprietary line of business software products, including an end-to-end solution for managing organizations’ talent management processes. The acquisition of WisdomNet strengthens Watson Wyatt’s existing talent management business and provides strategic software that will be used to service Watson Wyatt’s clients on an ongoing basis.

Marcu—On June 16, 2008, Watson Wyatt acquired the outstanding stock of Marcu & Asociados S.A. (Marcu) for $2.8 million in cash. Marcu is a human resource, risk and financial management consulting firm based in Buenos Aires, Argentina. As of the date of acquisition, Marcu’s annual revenue was approximately $2.5 million. The financial results of Marcu have been included in Watson Wyatt’s consolidated financial statements since July 1, 2008.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Fiscal Year 2007 Acquisitions

Watson Wyatt Netherlands—On February 1, 2007, Watson Wyatt acquired the net assets of Watson Wyatt Brans & Co. (“Watson Wyatt Netherlands” or “WWN”), its long-time alliance partner in the Netherlands. WWN was established in 1945 as an actuarial firm and has extended its services from retirement consulting to incorporate legal aspects of employee benefits and investment consulting to a wide range of clients. Watson Wyatt and WWN had jointly offered services since 1999 pursuant to alliance agreements. Revenue generated in calendar year 2006 was approximately $37 million (€28 million). The contingencies associated with the payment of an additional 218,089 Class A shares were met and the contingent shares were issued to the former partners of WWN on June 27, 2008.

Note 3—Investments in Affiliates

PCIC

Watson Wyatt has an equity investment in Professional Consultants Insurance Company, Inc. (PCIC). As defined by FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, PCIC is a variable interest entity. Based on the legal, financial and operating structure of PCIC, Watson Wyatt has concluded that it is not the primary beneficiary of PCIC. Accordingly, Watson Wyatt does not consolidate the results of PCIC into its consolidated financial statements. Watson Wyatt applies the equity method of accounting for its investment in PCIC.

PCIC was organized in 1987 as a captive insurance company under the laws of the State of Vermont. PCIC provides professional liability insurance on a claims-made basis to three actuarial and management consulting firms, all of which participate in the program as both policyholders and stockholders.

Capital contributions to PCIC are required when approved by a majority of its stockholders. In July 2007, the Shareholders of PCIC approved a requirement for an additional capital contribution. As a result, Watson Wyatt contributed an additional $1.9 million of capital to PCIC and increased the amount of the letter of credit provided on behalf of PCIC by $2.6 million in lieu of a higher cash capital contribution. From the time PCIC was organized through June 30, 2009, Watson Wyatt has provided capital contributions to PCIC through cash contributions totaling $7.3 million and through the issuance of letters of credit totaling $10.6 million. Watson Wyatt’s ownership interest in PCIC as of June 30, 2009 and 2008 was 36.43 percent while at June 30, 2007 it was 34.15 percent.

Management believes that Watson Wyatt’s maximum financial statement exposure regarding its investment in PCIC as of June 30, 2009 is limited to the carrying value of Watson Wyatt’s investment in PCIC of $13.8 million, combined with letters of credit totaling $10.6 million, for a total maximum exposure of $24.4 million.

Due to the timing of preparation of PCIC’s financial statements, Watson Wyatt records earnings from its equity method investee on a three month lag. The summary operating results for PCIC were redrafted to present a 12 month period ending March 31, 2009, 2008 and 2007 as follows:

	2009	2008	2007
Revenue	$45,194	$45,687	$38,010
Operating Expenses	17,162	36,514	63,246

Income before taxes	28,032	9,173	(25,236)

Net income/(loss)	$18,279	$6,051	$(16,124)

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Summarized audited balance sheet information for PCIC as of its fiscal year end December 31, 2008 and 2007 is as follows:

	December 31,
	2008	2007
Current assets	$194,620	$172,639
Noncurrent assets	66,655	64,552

Total assets	$261,275	$237,191

Current liabilities	$27,984	$28,751
Noncurrent liabilities	201,458	198,584
Stockholders’ equity	31,833	9,856

Total liabilities and stockholders’ equity	$261,275	$237,191

Fifth Quadrant

Watson Wyatt acquired a 20 percent investment in Fifth Quadrant Actuaries & Consultants (Pty) Ltd (Fifth Quadrant) in June 2008. Fifth Quadrant is an independent South African firm of actuaries and employee benefits consultants established in 1998. Its core business is to provide independent, high quality advice to institutional clients, which include retirement funds, medical schemes, charitable trusts and corporate and public sector clients. Watson Wyatt has a $4.3 million investment in Fifth Quadrant as of June 30, 2009.

Dubai

Watson Wyatt established a partnership with the Knowledge and Human Development Authority in Dubai (Dubai) in January 2008. The partnership is aimed at supporting public and private sector organizations across the Gulf in their pursuit for reaching international standards of excellence in human capital strategies and programs. As of June 30, 2009, Watson Wyatt has a $2.8 million investment in Dubai.

IFA

Watson Wyatt acquired a 20 percent investment in Gesellschaft fur Finanz-und Aktuarwissenschaften mbH, or IFA, in the second quarter of fiscal year 2009. IFA is an insurance and financial services company based in Germany. As of June 30, 2009, Watson Wyatt has a $2.5 million investment in IFA.

Watson Wyatt applies the equity method of accounting for all of its investments in affiliates. The investments in affiliates, excluding PCIC, are considered immaterial for disclosure of their financial statements.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Note 4—Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are recorded at cost and presented net of accumulated depreciation or amortization. Furniture, fixtures and equipment are depreciated using straight-line and accelerated methods over lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the asset lives.

The components of fixed assets are as follows:

	June 30,
	2009	2008
Furniture, fixtures and equipment	$147,460	$193,554
Computer software	212,172	184,517
Leasehold improvements	105,618	79,250

	465,250	457,321
Less: accumulated depreciation and amortization	(290,393)	(272,637)

Fixed assets, net	$174,857	$184,684

Total unamortized computer software costs were $101.9 million, $106.4 million and $94.7 million as of June 30, 2009, 2008 and 2007, respectively. Total amortization expense for computer software was $31.0 million, $26.5 million and $21.0 million for fiscal years 2009, 2008 and 2007, respectively. Total depreciation expense was $28.6 million, $29.5 million and $26.1 million for fiscal years 2009, 2008 and 2007, respectively.

Note 5—Retirement Benefits

Defined Benefit Plans

Watson Wyatt sponsors both qualified and non-qualified, non-contributory defined benefit pension plans in North America and the UK that cover approximately 85% of its liability. Under its plans in North America, benefits are based on the number of years of service and the associate’s compensation during the five highest paid consecutive years of service. Beginning January 2008, Watson Wyatt has made changes to its plan in the U.K. related to years of service used in calculating benefits for associates. Benefits earned prior to January 2008 are based on the number of years of service and the associate’s compensation during the three years before leaving the plan and benefits earned after January 2008 are based on the number of years of service and the associate’s average compensation during the associate’s term of service since that date. The non-qualified plan in North America provides for pension benefits that would be covered under the qualified plan but are limited by the Internal Revenue Code. The non-qualified plan has no assets and therefore is an unfunded arrangement, the liability for which is reflected in the balance sheet. The UK does not have a non-qualified plan. The measurement date for all plans is June 30.

The disclosures for the UK plan are shown separately because the amounts are material relative to North America plans and the assumptions used in the plan are significantly different than those used in the North America plans.

Determination of Watson Wyatt’s obligations and annual expense under the plans is based on a number of assumptions that, given the longevity of the plans, are long-term in focus. A change in one or a combination of these assumptions could have a material impact on its pension benefit obligation and related expense. For this

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

reason, management employs a long-term view so that assumptions do not change frequently in response to short-term volatility in the economy. Any difference between actual and assumed results is amortized into Watson Wyatt’s pension expense over the average remaining service period of participating employees. Watson Wyatt considers several factors prior to the start of each fiscal year when determining the appropriate annual assumptions, including economic forecasts, historical trends, portfolio composition and peer comparisons.

Funding is based on actuarially determined contributions and is limited to amounts that are currently deductible for tax purposes. Since funding calculations are based on different measurements than those used for accounting purposes, pension contributions are not equal to net periodic pension cost. The excess of net periodic pension cost over such contributions and direct benefit payments under non-qualified plan provisions is accrued by Watson Wyatt. The following table sets forth Watson Wyatt’s projected pension contributions for fiscal year 2010, as well as the pension contributions to its various plans in fiscal years 2009 and 2008:

	2010 (Projected)	2009 (Actual)	2008 (Actual)
U.S.	$30,000	$30,000	$15,130
Canada	2,101	1,359	1,535
U.K.	16,566	23,872	19,577

The fair value of plan assets is based on the market value of securities that are in the pension portfolio, which vary by country. To the extent the expected return on the pension portfolio varies from the actual return, there is an unrecognized gain or loss.

The assumptions used in the valuation for the North America plans, included the following at the end of the past three fiscal years:

	Year Ended June 30,
	2009	2008	2007
Discount rate, Projected Benefit Obligation	7.21%	6.91%	6.25%
Discount rate, Net Periodic Benefit Cost	6.91%	6.25%	6.25%
Expected long-term rate of return on assets	8.61%	8.75%	8.75%
Rate of increase in compensation, Projected Benefit Obligation	3.29%	4.08%	3.84%
Rate of increase in compensation, Net Periodic Benefit Cost	4.08%	3.84%	3.84%

The 7.21 percent discount rate assumption used at the end of fiscal year 2009 represents a 30 basis point increase over the rate used at fiscal year 2008 and a 96 basis point increase over the discount rate at fiscal year 2007. Watson Wyatt’s discount rate assumptions were determined by matching expected future pension benefit payments with current U.S. AA corporate bond yields for the same periods.

The expected long-term rate of return on assets assumption decreased to 8.61 percent per annum for fiscal year 2009 from 8.75 percent per annum for fiscal years 2008 and 2007. Selection of the return assumption at 8.61 percent per annum was supported by an analysis performed by Watson Wyatt of the weighted average yield expected to be achieved with the anticipated makeup of investments. The investment makeup is heavily weighted towards equities.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following assumptions were used at the end of the past three fiscal years in the valuation of Watson Wyatt’s U.K. plan:

	Year Ended June 30,
	2009	2008	2007
Discount rate, Projected Benefit Obligation	6.30%	6.50%	5.80%
Discount rate, Net Periodic Benefit Cost	6.50%	5.80%	5.10%
Expected long-term rate of return on assets	6.81%	6.46%	5.69%
Rate of increase in compensation, Projected Benefit Obligation	5.45%	5.65%	4.95%
Rate of increase in compensation, Net Periodic Benefit Cost	5.65%	4.95%	4.75%

The 6.30 percent discount rate assumption used at the end of fiscal year 2009 represents a 20 basis point decrease over the rate used at fiscal year 2008 and a 50 basis point increase over the discount rate at fiscal year 2007. The discount rate is set having regard to yields on European AA corporate bonds at the measurement date and this decrease reflects the change in yields between these dates.

The expected long-term rate of return on assets assumption increased to 6.81 percent per annum for fiscal year 2009 from 6.46 percent per annum for fiscal year 2008. The rate of return was supported by an analysis performed by Watson Wyatt of the weighted average return expected to be achieved with the anticipated makeup of investments which is heavily weighted towards bonds.

Net periodic pension cost consists of the following components reflected as expense in Watson Wyatt’s consolidated statements of operations

	Year Ended June 30, 2009		Year Ended June 30, 2008		Year Ended June 30, 2007
	North America	U.K.	North America	U.K.	North America	U.K.
Service cost	$24,771	$5,755	$30,592	$9,023	$26,275	$13,461
Interest cost	48,504	20,337	44,918	20,929	40,159	18,061
Expected return on plan assets	(50,725)	(19,920)	(55,622)	(23,328)	(46,845)	(18,123)
Amortization of transition obligation	—	—	(65)	—	(39)	—
Amortization of net unrecognized losses/(gains)	8,649	(328)	6,222	(2,806)	8,594	(555)
Amortization of prior service cost/(credit)	(2,279)	42	(2,594)	22	(2,934)	754

Net periodic pension cost	$28,920	$5,886	$23,451	$3,840	$25,210	$13,598

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following table provides a reconciliation of the changes in the qualified plans projected benefit obligations and fair value of assets for the years ended June 30, 2009 and 2008, and a statement of funded status as of June 30, 2009 and 2008:

	June 30, 2009		June 30, 2008
	North America	U.K.	North America	U.K.
Change in Benefit Obligation
Benefit obligation at beginning of year	$612,618	$384,901	$632,038	$363,203
Service cost	19,011	5,755	23,781	9,023
Interest cost	41,480	20,337	39,065	20,929
Actuarial (gains)/losses	(48,552)	(614)	(64,630)	(1,414)
Benefit payments	(22,667)	(5,096)	(20,802)	(6,314)
Change in assumptions	—	—	—	—
Settlements	—	—	—	—
Plan amendments & other	—	779	—	2,645
Foreign currency adjustment	(8,165)	(66,785)	3,166	(3,171)

Benefit obligation at end of year	$593,725	$339,277	$612,618	$384,901

Change in Plan Assets
Fair value of plan assets, beginning of year	$598,463	$364,868	$639,378	$354,410
Actual return on plan assets	(81,791)	(29,176)	(39,718)	(1,575)
Company contributions	31,359	23,872	16,665	19,577
Benefit payments	(22,667)	(5,096)	(20,802)	(6,314)
Participant contributions	—	1,924	—	1,760
Foreign currency adjustment	(8,042)	(63,537)	2,940	(2,990)

Fair value of plan assets, end of year	$517,322	$292,855	$598,463	$364,868

Funded status at end of year	$(76,403)	$(46,422)	$(14,155)	$(20,033)

	June 30, 2009		June 30, 2008
	North America	U.K.	North America	U.K.
Amounts recognized in Consolidated Balance Sheets consist of:
Noncurrent assets	$—	$—	$326	$—
Current liabilities	—	—	—	—
Noncurrent liabilities	(76,404)	(46,422)	(14,482)	(20,033)

Net Amount Recognized	$(76,404)	$(46,422)	$(14,156)	$(20,033)
Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss/(gain)	157,022	43,022	81,833	(6,083)
Net prior service cost/(credit)	(11,043)	673	(13,105)	866
Net transition obligation/(asset)	—	—	—	—

Accumulated Other Comprehensive Income	$145,979	$43,695	$68,728	$(5,217)

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following table provides a reconciliation of the changes in the North American non-qualified plans projected benefit obligations for the years ended June 30, 2009 and 2008, and a statement of funded status as of June 30, 2009 and 2008. The non-qualified plans reflect only the U.S. and Canadian plans and are unfunded.

	June 30,
	2009	2008
Change in Benefit Obligation
Benefit obligation, beginning of year	$100,682	$99,959
Service cost	5,760	6,811
Interest cost	7,024	5,853
Actuarial (gains)/losses	486	(4,254)
Benefit payments	(10,783)	(8,349)
Foreign currency adjustment	(1,886)	662

Benefit obligation, end of year	$101,283	$100,682

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—
Actual return on plan assets	—	—
Company contributions	10,783	8,349
Benefit payments	(10,783)	(8,349)
Participant contributions	—	—
Foreign currency adjustment	—	—
Fair value of plan assets, end of year	$—	$—

Funded status at end of year	$(101,283)	$(100,682)

Amounts recognized in Consolidated Balance Sheets consist of:
Noncurrent assets	$—	$—
Current liabilities	(9,818)	(8,470)
Noncurrent liabilities	(91,465)	(92,212)

Net Amount Recognized	$(101,283)	$(100,682)

Amounts recognized in Accumulated Comprehensive Income consist of:
Net actuarial loss/(gain)	4,444	4,782
Net prior service cost/(credit)	(1,136)	(1,304)
Net transition obligation/(asset)	—	—

Accumulated Other Comprehensive Income	$3,308	$3,478

Projected Benefit Obligation	$101,283	$100,682
Accumulated Benefit Obligation	87,226	81,427
Fair value of plan assets	—	—

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following table, and the narrative that follows, provide information relating to the weighted-average asset allocations at June 30, 2009 and 2008 and the investment strategy for Watson Wyatt’s U.S. and U.K. defined benefit pension plans, which comprises the majority of Watson Wyatt’s defined benefit pension plans:

	U.S. Plan Assets at June 30,		U.K. Plan Assets at June 30,
	2009	2008	2009	2008
Asset Category
Equity securities	61.0%	61.0%	34.0%	32.4%
Debt securities	35.0	35.8	55.8	58.0
Real estate	—	—	3.3	5.9
Other	4.0	3.2	6.9	3.7

Total	100.0%	100.0%	100.0%	100.0%

The investment objectives of Watson Wyatt’s qualified pension plan are designed to generate returns that will enable the plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plan seeks to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. The plan’s targeted strategic allocation to each asset class was determined through an Asset-Liability Modeling study to evaluate long-term asset-allocation strategy. This comprehensive study provides an evaluation of the projected status of asset and liability measures for the plan under a range of both positive and negative environments. The study includes a number of different asset mixes, spanning a range of diversification and potential equity exposures.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan’s liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan’s recognition of investment experience. The currently adopted strategic asset allocation targets for each of the plans is displayed above.

Watson Wyatt monitors investment performance and portfolio characteristics on a quarterly basis to ensure that managers are meeting expectations with respect to their investment approach. With the exception of securities issued by the U.S. Government and its agencies, no single issue is to comprise more than 5 percent of the portfolio’s value although index fund managers are exempt from the security weighting constraints. There are also various restrictions and controls placed on managers including prohibition from investing in company stock.

The expected return on assets assumption is developed in conjunction with advisors and using Watson Wyatt’s asset model that reflects a combination of rigorous historical analysis and the forward looking views of the financial markets as revealed through the yield on long-term bonds, the price earnings ratios of the major stock market indices and long-term inflation. Amounts are tested for reasonableness against their historical averages.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Benefit payments for Watson Wyatt’s defined benefit pension plan, which reflect expected future service, as appropriate, are expected to be paid as follows:

Fiscal Year	Benefit Payments
	North America	U.K.	Total
2010	$33,724	5,923	$39,647
2011	35,825	6,417	42,242
2012	37,525	6,746	44,271
2013	40,319	7,569	47,888
2014	42,534	8,227	50,761
Years 2015-2019	254,760	50,514	305,274

	$444,687	85,396	$530,083

Defined Contribution Plans

Watson Wyatt sponsors a savings plan that provides benefits to substantially all U.S. associates. Watson Wyatt provides a match to employee contributions at a rate of 50% of the first 6% up to $60,000 of associates’ eligible compensation. Watson Wyatt will also make an annual profit sharing contribution to the plan in an amount that is dependent upon Watson Wyatt’s financial performance during the fiscal year. Watson Wyatt contributed $3.9 million, $3.7 million, and $3.5 million to the plan in fiscal years 2009, 2008, and 2007 respectively.

The U.K. pension plan has a money purchase section to which Watson Wyatt makes core contributions plus additional contributions matching those of the participating employees up to a maximum rate. Contribution rates are dependent upon the age of the participant and on whether or not they arise from salary sacrifice arrangements through which an individual has taken a reduction in salary and Watson Wyatt has paid an equivalent amount as pension contributions. Core contributions amount to 2-6% of pensionable salary with additional matching contributions of a further 2-6%. Company contributions to the plan amounted to $6.5 million, $6.9 million, and $5.3 million in fiscal years 2009, 2008, and 2007, respectively.

Health Care Benefits

Watson Wyatt sponsors a contributory health care plan that provides hospitalization, medical, and dental benefits to substantially all U.S. associates. Watson Wyatt accrues a liability for estimated incurred but unreported claims based on projected use of the plan as well as prior plan history. The liability totaled $1.9 million at June 30, 2009 and $1.8 million at June 30, 2008 and 2007, and is included in accounts payable and accrued liabilities in the consolidated balance sheets.

Postretirement Benefits

Watson Wyatt provides certain health care and life insurance benefits for retired associates. The principal plans cover associates in the U.S. and Canada who have met certain eligibility requirements. Watson Wyatt’s principal plans are unfunded.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Assumptions used in the valuation for the U.S. plan, which comprises the majority of the principal postretirement plans, included the following over the past three fiscal years:

	Year Ended June 30,
	2009	2008	2007
Health care cost trend, accumulated benefit obligation:
Pre-65 benefits (decreasing to 5.00% for 2010 and thereafter)	9.50%	10.00%	8.00%
Post-65 benefits (decreasing to 5.00% for 2010 and thereafter)	9.50%	10.00%	9.00%
Discount rate, accumulated benefit obligation postretirement benefit	7.25%	7.00%	6.25%

Actuarial gains and losses associated with changing any of the assumptions are accumulated as part of the unrecognized net gain balance which is amortized and included in the net periodic postretirement costs over the average remaining service period of participating employees, which is approximately 16 years.

A one percentage point change in the assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
Effect on net periodic postretirement benefit cost in fiscal year 2009	$200	$(157)
Effect on accumulated postretirement benefit obligation as of June 30, 2009	1,925	(1,574)

Net periodic postretirement benefit cost consists of the following components reflected as expense in Watson Wyatt’s Consolidated Statements of Operations:

	Year Ended June 30,
	2009	2008	2007
Service cost	$1,157	$1,543	$1,423
Interest cost	2,495	2,724	2,646
Amortization of transition obligation	—	—	—
Amortization of net unrecognized (gains)/losses	(1,135)	(478)	(395)
Amortization of prior service cost	(661)	(664)	(661)

Net periodic postretirement benefit cost	$1,856	$3,125	$3,013

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following table provides a reconciliation of the changes in the postretirement plan projected benefit obligations and fair value of assets for the years ended June 30, 2009 and 2008 and a statement of funded status as of June 30, 2009 and 2008:

	June 30,
	2009	2008
Change in Benefit Obligation
Benefit obligation, beginning of year	$44,156	$48,212
Service cost	1,157	1,543
Interest cost	2,495	2,724
Participant contributions	2,145	2,020
Actuarial (gains)/losses	(5,237)	(7,406)
Benefit payments	(4,191)	(3,559)
Other	—	—
Foreign currency adjustment	(1,581)	622

Benefit obligation, end of year	$38,944	$44,156

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—
Company contributions	2,046	1,539
Participant contributions	2,145	2,020
Benefit payments	(4,191)	(3,559)

Fair value of plan assets, end of year	$—	$—

Funded status at end of year	$(38,944)	$(44,156)

Amounts recognized in Consolidated Balance Sheets consist of
Noncurrent assets	$—	$—
Current liabilities	(2,507)	(4,933)
Noncurrent liabilities	(36,437)	(39,223)

Net Amount Recognized	$(38,944)	$(44,156)

Amounts recognized in Accumulated Comprehensive Income consist of
Net actuarial loss/(gain)	(16,673)	(12,535)
Net prior service cost/(credit)	(3,527)	(4,208)
Net transition obligation/(asset)	—	—

Accumulated Other Comprehensive Income	$(20,200)	$(16,743)

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following benefit payments for Watson Wyatt’s postretirement plan, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year	Benefit Payments
2010	$4,969
2011	5,451
2012	5,974
2013	6,438
2014	6,932
Years 2015-2019	41,591

$71,355

Note 6—Accounts Payable and Accrued Liabilities, Including Discretionary Compensation

Accounts payable and accrued liabilities consist of:

	June 30,
	2009	2008
Accounts payable and accrued liabilities	$78,959	$81,874
Accrued salaries and bonuses	162,352	188,763
Current portion of defined benefit retirement plans and postretirement benefits other than pensions	17,202	16,492
Accrued vacation	33,057	34,043
Advance billings deferred revenue	42,185	57,413
Dividends payable	3,197	3,199

Total accounts payable and accrued liabilities	$336,952	$381,784

Note 7—Leases

Watson Wyatt leases office space, furniture and selected computer equipment under operating lease agreements with terms generally ranging from one to ten years. Rental expense was $78.4 million, $90.1 million, and $81.8 million for fiscal years 2009, 2008 and 2007, respectively, inclusive of operating expenses related to such space and equipment. Watson Wyatt has entered into sublease agreements for some of its excess leased space. Sublease income was $1.0 million, $0.6 million, and $1.1 million for fiscal years 2009, 2008, and 2007, respectively.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Future minimum lease payments for the operating lease commitments net of anticipated cash inflows for sublease income are:

Fiscal Year	Lease Commitments
(in 000s)
2010	$64,142
2011	55,891
2012	47,484
2013	41,092
2014	32,268
Thereafter	79,904

Total	$320,781

Watson Wyatt evaluates office capacity on an ongoing basis to meet changing needs in its markets with a goal of minimizing its occupancy expense.

Note 8—Line of Credit

Watson Wyatt has a credit facility provided by a syndicate of banks in an aggregate principal amount of $300 million. Interest rates associated with this facility vary with LIBOR and/or the Prime Rate and are based on Watson Wyatt’s leverage ratio, as defined by the credit agreement. Watson Wyatt is charged a quarterly commitment fee, currently 0.125 percent of the facility, which varies with its financial leverage and is paid on the unused portion of the credit facility. Watson Wyatt had no borrowings under the credit facility as of June 30, 2009 and June 30, 2008. Credit under the facility is available upon demand, although the credit facility requires Watson Wyatt to observe certain covenants (including a cash flow leverage ratio and a fixed coverage charge ratio) and is collateralized with a pledge of stock of material subsidiaries. Watson Wyatt was in compliance with both covenants under the credit facility as of June 30, 2009. This facility is scheduled to mature on June 30, 2010.

A portion of the revolving facility is used to support required letters of credit issued under the credit line. As a result, $10.6 million of the facility was unavailable for operating needs as of June 30, 2009. Watson Wyatt is charged a fee for outstanding letters of credit that also fluctuates based on its leverage ratio.

Watson Wyatt has also provided a $5.0 million Australian dollar-denominated letter of credit (US $4.0 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and Watson Wyatt believes that future usage is remote.

Note 9—Share-based Compensation

Share-based Compensation Plans

Watson Wyatt has four share-based compensation plans, which are described below. These compensation plans include the 2001 Employee Stock Purchase Plan, 2001 Deferred Stock Unit Plan for Selected Employees, Amended Compensation Plan for Outside Directors and the 2000 Long-Term Incentive Plan. All four plans have been approved by stockholders.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

2001 Employee Stock Purchase Plan

The 2001 Employee Stock Purchase Plan (the “Stock Purchase Plan”) enables employees to purchase shares of Watson Wyatt’s stock at a 5% discount. The Stock Purchase Plan is a non-compensatory plan under FAS 123(R). As a result, no compensation expense was recognized during fiscal year 2009, 2008 and 2007. Approximately 145,000 shares, 125,000 shares and 150,000 shares were issued under this plan during fiscal year 2009, 2008 and 2007, respectively.

2001 Deferred Stock Unit Plan for Selected Employees

Deferred Stock Units—The 2001 Deferred Stock Unit Plan for Selected Employees (the “Stock Unit Plan”) is intended to provide selected associates of Watson Wyatt with additional incentives by permitting Watson Wyatt to grant them an equity interest in Watson Wyatt in the form of deferred stock units, in lieu of a portion of their annual fiscal year end bonus, typically paid in September of each year. Each stock unit represents one share of common stock at the market price on the date of grant. The total number of shares authorized for issuance in payment of deferred stock units under the Stock Unit Plan is 2,700,000 shares.

Deferred stock units have been granted annually since September 2002 and have vested immediately in each year. Vesting of future awards is at the discretion of Watson Wyatt, with such determination being made prior to issuance of the deferred stock units.

During fiscal year 2009, approximately 302,236 shares of common stock, at an average market price of $53.92 were awarded for a total fair value of $16.3 million. During fiscal year 2008, 349,118 shares of common stock, at an average market price of $47.63, were awarded for a total fair value of $16.6 million. During fiscal year 2007, 300,552 shares of common stock, at an average market price of $40.48, were awarded for a total fair value of $12.4 million.

SBI Program—On November 19, 2004, Watson Wyatt’s Board of Directors approved The Performance Share Bonus Incentive Program (the “SBI Program”) pursuant to Watson Wyatt’s 2001 Deferred Stock Unit Plan for Selected Employees. The arrangement is a long-term stock bonus arrangement for senior executives and key associates of Watson Wyatt and its affiliates that is designed to strengthen incentives and align behaviors to grow the business in a way that is consistent with the strategic goals of Watson Wyatt.

Incentives under the SBI Program are provided through grants of deferred stock units pursuant to Watson Wyatt’s 2001 Deferred Stock Unit Plan for Selected Employees. Grants of deferred stock units are based on either salary or on the value of the cash portion of the eligible participant’s fiscal year-end bonus target and a multiplier, which is then converted into a target number of deferred stock units based upon Watson Wyatt’s stock price as of the quarter end prior to grant. Depending on the plan, participants may vest between zero and 170% of the target number of deferred stock units or between zero and 100% based on the extent to which financial and strategic performance metrics are achieved over a three fiscal year period. The financial and strategic performance metrics are established at the beginning of each performance period. For the performance periods covering fiscal year 2007 through 2009, 2008 through 2010, 2009 through 2011 and calendar year 2008 through 2010, the vesting criteria are based upon growth specific metrics such as earnings per share, net operating income and revenue. During fiscal year 2009, 44,061 shares were awarded to certain senior executive officers under the SBI 2006 plan, which represented vesting at 170% of the target number of deferred stock units.

Compensation expense of $1.0 million, $4.6 million and $3.8 million, was recorded pursuant to this plan during fiscal year 2009, 2008 and 2007, respectively. Expenses for this plan are recognized when awards are both

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

probable and reasonably estimable. Management periodically reviews the conditions that would affect the vesting of performance based awards and adjusts compensation expense, if necessary, based on achievement of financial and strategic performance metrics. The compensation expense associated with these plans is recognized as a component of salaries and employee benefits. During fiscal year 2009, the deferred stock units expected to vest under the SBI plans decreased in conjunction with the forecasted financial and strategic performance metrics.

The table below presents share activity and weighted average fair values for fiscal year 2009:

	Number of Shares	Weighted Average Fair Value
	(in 000’s)
Nonvested at June 30, 2008	352	$49.48
Granted	58	52.89
Vested	(93)	35.14
Forfeited (1)	(263)	55.10

Nonvested and expected to vest as of June 30, 2009	54	$50.48

(1)	Forfeited shares represent performance shares that are not estimated to vest for the year ended June 30, 2009.

Amended Compensation Plan for Outside Directors

In November 2001, the Board of Directors approved the Amended Compensation Plan for Outside Directors (the “Outside Director’s Plan”) which provides for the cash and stock compensation of outside Directors. Under the Outside Director’s Plan, outside Directors are initially paid in shares of Watson Wyatt’s common stock, or in a combination of cash and shares, quarterly, at the completed quarter-end share price (which approximates fair value), for services provided during the preceding quarter. The total number of shares reserved for issuance under the Outside Director’s Plan is 150,000.

During fiscal year 2009, 4,300 shares of common stock were awarded for a total fair value of $0.2 million. During fiscal year 2008, 5,000 shares of common stock were awarded for a total fair value of $0.2 million. During fiscal year 2007, 10,000 shares of common stock were awarded for a total fair value of $0.3 million.

2000 Long-Term Incentive Plan

In June 2000, Watson Wyatt adopted the Watson Wyatt & Company Holdings 2000 Long-Term Incentive Plan (the “Stock Option Plan”), which provides for the granting of non-qualified stock options and stock appreciation rights (collectively referred to as “awards”) to full-time associates of Watson Wyatt and to non-associate members of the Board of Directors. The total number of shares of common stock awards that may be granted under the Stock Option Plan is 4,500,000 shares.

The stock option agreements have a seven-year life and vest 20 percent at each option anniversary date over a five-year period. All options under the Stock Option Plan were granted with an exercise price equal to the stock’s fair market value on the date of grant. Generally, the number of options granted to associates was based on a percentage of annual compensation. Watson Wyatt does not currently intend to issue further stock options under the Stock Option Plan.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Compensation expense of $0.1 million was recorded pursuant to the Stock Option Plan for fiscal year 2007. No compensation expense was recorded pursuant to the stock option plan in fiscal year 2009 or 2008.

The table below presents stock option activity and weighted average exercise prices for fiscal year 2009:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Average Remaining Contractual Life (years)
	(in 000’s)		(in 000’s)
Outstanding at June 30, 2008	8	$21.73	$166,768
Granted	—	—
Exercised	(1)	20.54	18,757
Forfeited	—	—
Expired	(7)	21.81	156,087

Outstanding at June 30, 2009	—	$—		—

Exercisable Options at June 30, 2009	—	$—		—

The total fair value of options vested during fiscal year 2009, 2008 and 2007 was less than $100,000. Cash received from the exercise of nonqualifed stock options for fiscal year 2009, 2008 and 2007 was less than $50,000, $2.6 million and $3.7 million, respectively. No options remain outstanding under this plan at June 30, 2009.

Note 10—Goodwill and Intangible Assets

As described in Note 12, we have realigned our operations into the following three segments: Benefits, Risk and Financial Services and Talent and Rewards. The presentation of goodwill by segment has been recast to conform to the current segments.

The carrying amount of goodwill for the fiscal years ended June 30, 2009 and 2008, are as follows:

	Benefits	Risk and Financial Services	Talent and Rewards	All Other Segments	Total
Balance as of June 30, 2008	$459,430	$138,476	$35,056	$1,214	$634,176
Goodwill acquired during the year and contingent payments	472	49	664	—	1,185
Translation adjustment	(64,948)	(22,583)	(5,076)	—	(92,607)

Balance as of June 30, 2009	$394,954	$115,942	$30,644	$1,214	$542,754

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The following table reflects changes in the net carrying amount of the components of intangible assets for the fiscal years ended June 30, 2009 and 2008:

	Trademark & trade name	Customer related intangible	Core/developed technology	Non-compete agreements	Total
Balance as of June 30, 2008	$121,885	$101,592	$12,604	$686	$236,767
Intangible assets acquired during the year	—	—	—	—	—
Amortization expense	(198)	(8,763)	(4,408)	(523)	(13,892)
Translation adjustment	(21,176)	(13,986)	(1,439)	(41)	(36,642)

Balance as of June 30, 2009	$100,511	$78,843	$6,757	$122	$186,233

The following table reflects the carrying value of intangible assets at June 30, 2009 and 2008:

	Fiscal year 2009		Fiscal year 2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Trademark and trade name	$100,913	$402	$122,089	$204
Customer related intangibles	108,821	29,978	122,807	21,215
Core/developed technology	23,525	16,768	24,965	12,361
Non-compete agreements	1,273	1,151	1,316	630

Total intangible assets	$234,532	$48,299	$271,177	$34,410

A component of the change in the gross carrying amount of trademark and trade name, customer related intangibles and core/developed technology reflects foreign currency translation adjustments between June 30, 2008 and June 30, 2009. These intangible assets are denominated in the currencies of Watson Wyatt’s subsidiaries outside the United States, and are translated into its reporting currency, the U.S. dollar, based on exchange rates at the balance sheet date.

Certain trade-mark and trade-name intangibles purchased as part of the WWLLP combination in fiscal year 2005 have indefinite useful lives and are not amortized.

The weighted average remaining life of amortizable intangible assets at June 30, 2009, was 8 years. Future estimated amortization expense is as follows:

Fiscal year ending June 30,	Amount
2010	$13,347
2011	10,236
2012	9,965
2013	8,888
2014	8,888
Thereafter	34,398

Total estimated amortization expense	$85,722

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Note 11—Income Taxes

The components of the income tax provision for continuing operations include:

	Year Ended June 30,
	2009	2008	2007
Current tax (benefit) expense:
U.S.	$31,899	$29,278	$40,485
State and local	7,067	6,781	5,439
Foreign	22,105	25,861	17,352

	61,071	61,920	63,276

Deferred tax (benefit) expense:
U.S.	7,405	6,031	(10,585)
State and local	2,359	1,397	(835)
Foreign	4,441	4,122	8,337

	14,205	11,550	(3,083)

Total provision for income taxes	$75,276	$73,470	$60,193

Deferred income tax assets and liabilities reflect the effect of temporary differences between the assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Watson Wyatt recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

Deferred income tax assets (liabilities) included in the Consolidated Balance Sheets at June 30, 2009, and June 30, 2008, are comprised of the following:

	June 30,
	2009	2008
Prepaids	$(1,977)	$(1,589)
Depreciation and amortization	(48,372)	(37,706)
Goodwill	(12,456)	(10,830)
Other	(3,166)	(10,792)

Gross deferred tax liabilities	(65,971)	(60,917)

Accrued retirement benefits	94,888	72,558
Deferred rent	4,142	5,697
Other	3,847	8,724
Net operating loss carryforwards	14,523	12,212
Share based compensation	3,229	3,010
Accrued liabilities	17,207	15,910
Capitalized expenditures	732	803
Accrued compensation	15,535	12,162
Deferred revenue	39,424	30,972
Foreign tax credit	5,727	1,199

Gross deferred tax assets	199,254	163,247

Deferred tax assets valuation allowance	(10,884)	(12,524)

Net deferred tax asset	$122,399	$89,806

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

At June 30, 2009, Watson Wyatt had loss carryforwards for tax purposes in various jurisdictions amounting to $65.0 million of which $37.7 million can be indefinitely carried forward under local statutes. The remaining loss carryforwards will expire, if unused, in varying amounts from 2010 through 2023.

Watson Wyatt maintains a valuation allowance of $10.9 million and $12.5 million at June 30, 2009 and 2008, respectively, against certain of its deferred tax assets, as it is more likely than not that they will not be fully realized. The valuation allowance includes the tax effect of foreign net operating loss carryforwards of $9.5 million and the tax effect of certain foreign temporary expenses of $1.4 million.

The net change in the valuation allowance of $1.6 million in fiscal year 2009 and $2.7 million in fiscal year 2008 is due to the release of valuation allowance in various jurisdictions, and the tax effect of the change in net operating losses and deferred foreign expenses.

The domestic and foreign components of income from continuing operations before income taxes for each of the three years ended June 30 are as follows:

	2009	2008	2007
Domestic	$127,811	$111,587	$97,239
Foreign	93,923	117,324	79,229

	$221,734	$228,911	$176,468

Watson Wyatt has not provided U.S. deferred taxes on cumulative earnings of foreign subsidiaries that have been reinvested indefinitely. These earnings relate to ongoing operations and at June 30, 2009 were approximately $323 million. Due to the availability of U.S. foreign tax credits, it is not practicable to estimate the U.S. federal income tax liability that might be payable if such earnings were not reinvested indefinitely. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect Watson Wyatt’s future effective tax rate.

The reported income tax provision differs from the amounts that would have resulted had the reported income before income taxes been taxed at the U.S. federal statutory rate. The principal reasons for the differences between the amounts provided and those that would have resulted from the application of the U.S. federal statutory tax rate are as follows:

	Year Ended June 30
	2009	2008	2007
Tax provision at U.S. federal statutory tax rate of 35 percent	$77,607	$80,119	$61,764
Increase (reduction) resulting from:
Foreign income tax rate differential, net	(7,613)	(10,955)	(5,678)
State income taxes, net of federal tax effect	6,579	4,030	4,604
Non-deductible expenses and foreign dividend	4,764	8,670	5,999
Tax credits	(4,702)	(11,484)	(8,338)
Other	(1,359)	3,090	1,842

Income tax provision	$75,276	$73,470	$60,193

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

At June 30, 2009, the amount of unrecognized tax benefits associated with uncertain tax positions, determined in accordance with FIN 48, was $9.4 million. This liability can be reduced by $1.6 million of offsetting deferred tax benefits associated with timing differences, foreign tax credits and the federal tax benefit of state income taxes. The net difference of $7.8 million, if recognized, would have a $7.5 million favorable impact on Watson Wyatt’s effective tax rate and would increase other comprehensive income by $0.3 million. The liability for unrecognized tax benefits decreased $1.6 million during the year.

A reconciliation of the beginning and ending balances of the liability for unrecognized tax benefits is as follows:

	2009	2008
Balance at July 1	$11,034	$16,352
Increases related to tax positions in prior years	248	434
Decreases related to tax positions in prior years	(213)	(6,386)
Decreases related to settlements	(786)	(758)
Decreases related to lapse in statute of limitations	(1,562)	(615)
Increases related to current year tax positions	1,116	2,007
Cumulative translation adjustment	(423)	—

Balances at June 30	$9,414	$11,034

Interest and penalties related to unrecognized tax benefits are included in income tax expense. At June 30, 2009, Watson Wyatt had accrued interest of $1.5 million and penalties of $0.4 million, totaling $1.9 million. Watson Wyatt had accrued interest of $1.6 million and penalties of $0.4 million, totaling $2.0 million at June 30, 2008. Tax expense for the year ended June 30, 2009 includes an interest benefit of $0.1 million and no penalty expense. For the year ended June 30, 2008, tax expense included an interest benefit of $0.1 million and a penalty benefit of $1.1 million.

Watson Wyatt believes it is reasonably possible that there will be a $1.9 million decrease in the liability for unrecognized tax benefits within the next 12 months based upon potential settlements and the expiration of statutes of limitations in various tax jurisdictions.

Watson Wyatt and its subsidiaries conduct business globally and are subject to income tax in the U.S. and in many states and foreign jurisdictions. Watson Wyatt is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in Watson Wyatt’s major tax jurisdictions are:

Open Tax Years (fiscal year ending in)
United States—federal	2006 and forward
United States—various states	2004 and forward
Canada—federal	2005 and forward
Germany	2003 and forward
United Kingdom	2006 and forward

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Note 12—Segment Information

On January 1, 2010, in connection with the merger of Towers Perrin and Watson Wyatt, Towers Watson realigned its operations into the following reportable segments:

(1)	Benefits

(2)	Risk and Financial Services

(3)	Talent and Rewards

This change in segment reporting resulted from a realignment of the individual businesses to better correlate the operations of Towers Watson with the needs of its customers. The factors for determining the reportable segments included the manner in which management evaluates the performance of Towers Watson combined with the nature of the individual business activities. In accordance with ASC 280 Segment Reporting, “Disclosures about Segments of an Enterprise and Related Information,” all prior period segment information was reclassified to conform to this new financial reporting presentation.

Towers Watson’s chief operating decision maker is the chief executive officer. It was determined that Towers Watson operational data used by the chief operating decision maker is that of the new segments. Management bases strategic goals and decisions on these segments and the data presented below is more useful to assess the adequacy of strategic decisions, the method of achieving these strategies and related financial results. Historically Watson Wyatt had five reportable segments which have been retrospectively adjusted to the new post-Merger segments. The Benefits and Technology and Administrative Solutions segments were combined and reclassified into the Benefits segment. The Investment Consulting and Insurance & Financial Services segments were combined and reclassified into the Risk and Financial Services segment while the Human Capital segment became the Talent and Rewards Consulting segment.

Management evaluates the performance of its segments and allocates resources to them based on net operating income on a pre-bonus, pre-tax basis.

The table below presents specified information about reported segments as of and for the year ended June 30, 2009:

	Benefits	Risk and Financial Services	Talent and Rewards Consulting	Total
Revenue (net of reimbursable expenses)	$1,119,753	$278,986	$223,001	$1,621,740
Net operating income	327,832	62,579	16,709	407,120
Interest expense	2,010	271	471	2,752
Depreciation and amortization	24,471	4,397	7,426	36,294
Receivables	226,445	49,607	32,919	308,971

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

The table below presents specified information about reported segments as of and for the year ended June 30, 2008:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$1,153,911	$287,774	$243,657	$1,685,342
Net operating income	333,235	62,301	41,733	437,269
Interest expense	3,308	612	991	4,911
Depreciation and amortization	21,270	4,988	5,389	31,647
Receivables	264,446	67,685	50,260	382,391

The table below presents specified information about reported segments as of and for the year ended June 30, 2007:

	Benefits	Risk and Financial Services	Talent and Rewards	Total
Revenue (net of reimbursable expenses)	$962,813	$267,154	$180,527	$1,410,494
Net operating income	256,424	57,359	27,904	341,867
Interest expense	3,812	903	585	5,300
Depreciation and amortization	24,184	1,653	3,737	29,574
Receivables	243,900	59,385	45,045	348,330

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

A reconciliation of the information reported by segment to the consolidated amounts follows for the years ended June 30 (in thousands):

	Year Ended June 30,
	2009	2008	2007
Revenue:
Total segment revenue	$1,621,740	$1,685,342	$1,410,494
Reimbursable expenses not included in segment revenue	55,259	62,014	58,164
Other, net	(970)	12,699	17,865

Consolidated revenue	$1,676,029	$1,760,055	$1,486,523

Net Operating Income:
Total segment income	$407,120	$437,269	$341,687
Income/(loss) from affiliates	8,181	2,067	(5,500)
Differences in allocation methods for depreciation, G&A, pension and medical costs (1)	(14,911)	(17,675)	(9,422)
Interest Expense	(2,778)	(5,977)	(1,581)
Other non-operating income	4,926	464	178
Discretionary bonuses	(167,590)	(184,980)	(139,433)
Other, net	(13,214)	(2,257)	(9,461)

Income before income taxes	$221,734	$228,911	$176,468

Interest expense:
Total segment expense	$2,752	$4,911	$5,300
Differences in allocation method	26	1,066	(3,719)

Consolidated interest expense	$2,778	$5,977	$1,581

Depreciation and amortization:
Total segment expense	$36,294	$31,647	$29,574
Intangible asset amortization, not allocated to segments	13,892	16,397	10,145
Information technology and other	24,384	24,384	17,516

Consolidated depreciation and amortization	$73,448	$72,428	$57,235

Receivables:
Total segment receivables	$308,971	$382,391	$348,330
Net valuation differences (2)	(6,561)	(16,635)	(11,503)

Total billed and unbilled receivables	302,410	365,756	336,827
Assets not reported by segment	1,323,909	1,350,220	1,192,882

Consolidated total assets	$1,626,319	$1,715,976	$1,529,709

(1)	Depreciation, general and administrative, pension, and medical costs are allocated to our segments based on budgeted expenses determined at the beginning of the fiscal year as management believes that these costs are largely uncontrollable to the segment. To the extent that the actual expense base upon which allocations are made differs from the forecast/budget amount, a reconciling item will be created between internally allocated expenses and the actual expense that we report for GAAP purposes.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

(2)	Total segment receivables, which reflect the receivable balances used by management to make business decisions, are included for management reporting purposes net of deferred revenue.

The following represents total revenue and long-lived assets information by geographic area as of and for the years ended June 30:

	Revenue			Long-lived Assets
	2009	2008	2007	2009	2008	2007
North America	$835,941	$832,614	$765,281	$201,450	$202,898	$216,128
Europe	701,035	780,270	618,432	733,887	862,555	597,816
Rest of World	139,053	147,171	102,810	13,470	20,464	12,252

	$1,676,029	$1,760,055	$1,486,523	$948,807	$1,085,917	$826,196

Revenue is based on the country of domicile for the legal entity that originated the revenue. Exclusive of North America and Europe, revenue from no single country constituted more than 10 percent of consolidated revenue. Revenue from no single customer constituted more than one percent of consolidated revenue.

Note 13—Commitments and Contingent Liabilities

Watson Wyatt historically has provided guarantees on an infrequent basis to third parties in the ordinary course of business. The guarantees described below are currently in effect and could require Watson Wyatt to make payments to third parties under certain circumstances.

Letters of Credit: At June 30, 2009, Watson Wyatt has letters of credit totaling $10.6 million under its existing credit facility to guarantee payment to beneficiaries in the event that Watson Wyatt fails to meet its financial obligations to these beneficiaries. These letters of credit will remain outstanding as long as Watson Wyatt retains an ownership share of its affiliated captive insurance company, PCIC.

Watson Wyatt has also provided a $5.0 million Australian dollar-denominated letter of credit (US $4.0 million) to an Australian governmental agency as required by the local regulations. The estimated fair market value of these letters of credit is immaterial because they have never been used, and Watson Wyatt believes that future usage is remote.

Indemnification Agreements: Watson Wyatt has various agreements that provide that it may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business and in connection with the purchase and sale of certain businesses. Although it is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of Watson Wyatt’s obligations and the unique facts of each particular agreement, Watson Wyatt does not believe that any potential liability that might arise from such indemnity provisions is probable or material. There are no provisions for recourse to third parties, nor are any assets held by any third parties that any guarantor can liquidate to recover amounts paid under such indemnities.

Legal Proceedings: From time to time, Watson Wyatt is a party to various lawsuits, arbitrations or mediations that arise in the ordinary course of business. The matters reported on below involve the most significant pending or potential claims against Watson Wyatt. Watson Wyatt also has received subpoenas and requests for information in connection with government investigations.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Watson Wyatt carries substantial professional liability insurance with a self-insured retention of $1 million per occurrence, which provides coverage for professional liability claims including the cost of defending such claims. Watson Wyatt reserves for contingent liabilities based on Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (FAS 5) when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. Management believes, based on currently available information including the existence of professional liability insurance, that the results of all pending claims against Watson Wyatt will not have a material adverse effect on the results of operations, but litigation is subject to many factors which are difficult to predict so there can be no assurance that in the event of a material unfavorable result in one or more of such matters, Watson Wyatt will not incur material costs.

Watson Wyatt v. SBC Holdings, Inc. (Stroh Brewery Company): On July 23, 2004, Watson Wyatt received a demand letter from Stroh’s counsel alleging that errors in valuations for 2001 and subsequent years understated the liabilities of its pension plan and overstated Watson Wyatt’s net worth. As a result, Stroh claimed it did not annuitize its defined benefit plan and redeemed its stock at an inflated price. On April 15, 2005, Watson Wyatt filed a petition in federal court to compel arbitration of the matter. Subsequently, Stroh filed an answer and counterclaim, alleging damages in excess of $46 million. In January 2008, the Sixth Circuit Court of Appeals held that the entire claim is subject to arbitration. The parties and the arbitrator are currently in discussions to set an arbitration hearing for May 2010.

Department of Labor Investigation: On November 17, 2006, Watson Wyatt Investment Consulting Inc. (“WWIC”) received a subpoena from the United States Department of Labor (“DOL”) in connection with its investigation into the compensation of consultants and other investment advisers. WWIC has responded to the subpoena and continues to cooperate with the DOL. Although the DOL has not made any significant inquiries during Watson Wyatt’s 2009 fiscal year, WWIC continues to implement appropriate processes and procedures to comply with DOL regulations in connection with rendering investment advice.

ExxonMobil Superannuation Plan (Australia): On May 15, 2009, related third-party actions were filed in Australia against Watson Wyatt Australia Pty Ltd. by Towers Perrin which is defending lawsuits brought by Esso Australia Pty Ltd and the Trustees of an ExxonMobil Australia pension fund related to alleged errors in amendments made to the Plan by other advisers prior to Towers Perrin’s 1990-1995 engagement, and prior to Watson Wyatt’s subsequent engagement commencing in 1996, as actuaries to the Plan. The Trustees had earlier filed a rectification action with the Victoria Supreme Court to correct the 1990 amendment (the “rectification action”). After various continuances, that action is now scheduled for trial in April 2010. If successful, the correction of the error should eliminate any potential additional contribution obligation. In 2007, the Trustees and Esso Australia Pty Ltd had also brought actions against Towers Perrin in Australia (the “2007 actions”) for allegedly failing to detect the errors. These actions are the basis for the third-party actions against Watson Wyatt. Unless the Victorian Supreme Court allows a revision of the plan document to correct the language of the amendment to conform to the manner in which the pension plan was intended to be, and actually was, administered, the potentially required contributions arising out of the allegedly erroneous amendments could be, with interest, as much as AU$580,000,000. In the third party actions joining Watson Wyatt to the 2007 actions, Towers Perrin states that if it has any liability, Watson Wyatt should contribute a portion of any potential liability since Watson Wyatt as the successor actuary also did not discover the errors in the plan amendment between 1996 and 2001. Watson Wyatt has notified its insurers of facts and circumstances that could lead to a claim regarding this matter. Watson Wyatt has not provided reserves against this claim beyond initial legal fees for basic due diligence because the facts have not developed to the point that a loss is deemed to be probable.

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

Note 14—Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the effect of outstanding stock options, stock-based compensation plan shares and employee stock purchase plan shares using the “treasury stock” method. The components of basic and diluted earnings per share are as follows (in thousands, except for share data):

	Year Ended June 30,
	2009	2008	2007
Net income	$146,458	$155,441	$116,275

Weighted average outstanding shares of common stock	42,690	42,577	42,413
Contingency Stock	—	—	1,950
Dilutive effect of SBI plan shares	171	1,804	321

Common stock and stock equivalents	42,861	44,381	44,684

Basic earnings per share	$3.43	$3.65	$2.74

Diluted earnings per share	$3.42	$3.50	$2.60

The diluted earnings per share calculations assume that 1,950,000 contingent shares related to the WWLLP business combination have been issued and outstanding since July 31, 2005. The diluted earnings per share calculation for 2008 also assumes that the 218,089 WWN contingent shares were also outstanding at the beginning of the fiscal year. All of these shares were issued during the fourth quarter of fiscal year 2008.

Note 15—Restricted Shares

In conjunction with Watson Wyatt’s WWLLP business combination on July 31, 2005, Watson Wyatt issued 9,090,571 Class A common shares, 4,749,797 of which were subject to contractual transfer restrictions. Transfer restrictions expired on 2,339,761 of these shares on July 31, 2006 and expired on the remaining 2,410,036 shares on July 31, 2007. The contingencies associated with the payment of an additional 1,950,000 Class A shares were met and the contingent shares were issued to the former partners of WWLLP on April 15, 2008.

In conjunction with Watson Wyatt’s acquisition of WWN on February 1, 2007, Watson Wyatt issued 252,285 Class A common shares which were subject to contractual transfer restrictions. Transfer restrictions on 50% of these shares expired on February 1, 2008. Transfer restrictions on the remaining shares expired on February 1, 2009. The contingencies associated with the payment of an additional 218,089 Class A shares were met and the contingent shares were issued to the former partners of WWN on June 27, 2008. Sale of these shares, are also subject to contractual transfer restrictions that will expire on 50% of these shares on each of the first and second anniversaries of issuance of the shares. See Note 2 of this report for further information regarding these acquisitions.

Note 16—Exit From Multi-employer Retirement Consulting Business

On February 1, 2008, Watson Wyatt exited its U.S. “Taft-Hartley” retirement consulting business and its Canadian private sector, negotiated costs, trusteed plan business. This affected approximately 70 retirement clients, accounting for approximately $15 million in annual revenue. Two newly created companies, which are

WATSON WYATT WORLDWIDE, INC.

Notes to the Consolidated Financial Statements—(Continued)

(Tabular Amounts in Thousands of U.S. Dollars Except Share and Percentage Data)

owned and operated by individuals who were formerly Watson Wyatt associates, service these clients in the U.S. and Canada, respectively. These associates, who focus on multi-employer retirement plans, moved to the new companies on February 1, 2008. Watson Wyatt has no ownership in these new companies, but is compensated for release of certain non-compete obligations through receipt of approximately 30% of the new companies’ revenue from clients that transfer from Watson Wyatt for five years beyond the exit date which resulted in non-operating income of approximately $4 million in fiscal year 2009.

Note 17—Unaudited Quarterly Financial Data

Summarized quarterly financial data for the years ended June 30, 2009 and 2008 are as follows (in thousands, except per share amounts):

	2009 Quarter Ended
	September 30	December 31	March 31	June 30
Revenue	$426,126	$436,389	$416,994	$396,520
Income from operations	51,184	55,785	51,790	50,624
Income before income taxes	53,322	57,817	56,518	54,077
Net income	35,160	39,551	40,591	31,156
Earnings per share:
Net income, basic	0.82	0.93	0.95	0.73
Net income, diluted	0.82	0.93	0.95	0.73

	2008 Quarter Ended
	September 30	December 31	March 31	June 30
Revenue	$401,687	$447,032	$457,525	$453,811
Income from operations	51,233	59,942	64,434	51,164
Income before income taxes	51,833	57,587	64,816	54,675
Net income	34,444	36,781	42,546	41,670
Earnings per share: (a)
Net income, basic	0.81	0.87	1.01	0.96
Net income, diluted	0.77	0.82	0.96	0.95

(a)	The diluted earnings per share calculation for fiscal years 2008 assume that 1,950,000 contingent shares related to the WWLLP business combination have been issued and outstanding at the beginning of the year. The diluted earnings per share calculation for 2008 also assumes that the 218,089 WWN contingent shares were also outstanding at the beginning of the fiscal year. All of these shares were issued during the fourth quarter of fiscal year 2008.

The accompanying unaudited quarterly financial data has been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and with Item 302 of Regulation S-K. In Watson Wyatt’s opinion, all adjustments considered necessary for a fair statement have been made and were of a normal recurring nature.

Note 18—Subsequent Events

Watson Wyatt evaluated events occurring between the end of its most recent fiscal year and August 14, 2009, the date the financial statements were issued.

WATSON WYATT WORLDWIDE, INC.

Schedule II

Valuation and Qualifying Accounts and Reserves

(Thousands of U.S. Dollars)

Description	Balance at Beginning of Year	Additions Charged Against (Credited to) Revenue	Additions Charged to Other Accounts		Additions Resulting From Acquisitions	Deductions	Balance at End of Year
	Year Ended June 30, 2009
Allowance for uncollectible accounts	$8,544	$5,355	$—		$—	$(9,447)	$4,452
Allowance for unbillable accounts	11,700		—		—	(2,585)	9,115
Valuation allowance for deferred tax assets	12,524	—	(1,639)		—	—	10,885

	Year Ended June 30, 2008
Allowance for uncollectible accounts	$6,216	$14,309	$—		$—	$(11,981)	$8,544
Allowance for unbillable accounts	7,683	4,017	—		—	—	11,700
Valuation allowance for deferred tax assets	9,826	—	2,698		—	—	12,524

	Year Ended June 30, 2007
Allowance for uncollectible accounts	$3,678	$11,109	$—		$—	$(8,571)	$6,216
Allowance for unbillable accounts	5,348	2,335	—		—	—	7,683
Valuation allowance for deferred tax assets	23,841	—	(9,777	)(1)	—	(4,238)	9,826

(1)	The decrease is due to reclassification of the deferred tax assets for foreign branches.

             Shares

Towers Watson & Co.

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses which the registrant expects to incur in connection with the offering are set forth in the following table. All amounts are estimated except for the SEC registration fee and the FINRA fee.

Expenses	Amount
SEC registration fee	$30,302.50
FINRA filing fee	43,000.00
Stock market listing fees	*
Costs of printing	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent’s fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that (1) to the extent a former or current director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (2) the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (3) the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

The Company’s certificate of incorporation provides that a director will not be personally liable to the corporation or the stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation and bylaws provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law.

The Towers Watson & Co. Employee Stock Purchase Plan (for purposes of this paragraph only, the “Plan”) provides that the members of the Company’s Board of Directors and the committee administering the Plan shall not be liable for any good faith action or determination with respect to the Plan or any option granted under the Plan, and the Company shall indemnify each of them to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) in connection with their responsibilities under the Plan.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Purchase Agreement.**

2.1	Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of June 26, 2009. (1)

2.2	Amendment No. 1 to Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of October 19, 2009. (1)

3.1	Amended and Restated Certificate of Incorporation of Towers Watson & Co. (2)

3.2	Amended and Restated Bylaws of Towers Watson & Co. (3)

4.1	Indenture, dated as of December 30, 2009, by and between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (4)

4.2	Indenture, dated as of June 15, 2010, between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes.*

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.**

10.1	Credit Agreement dated as of January 1, 2010, among Towers Watson & Co. and certain subsidiaries, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. (5)

Exhibit Number	Description of Exhibit
10.2	Towers Watson & Co. 2009 Long Term Incentive Plan. (6)

10.3	Form of Transaction Based Compensation Agreement between Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson Pennsylvania Inc.) and certain executives. (7)

10.4	Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (8)

10.5	Form of Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (9)

10.6	Form of Transaction Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (10)

10.7	Form of Indemnification Agreement with directors and executive officers. (11)

10.8	Trust Deed and Rules of the Watson Wyatt Share Incentive Plan 2005 (U.K). (12)

10.9	Watson Wyatt Share Incentive Plan 2005 Deed of Amendment (U.K.). (12)

10.10	Share Purchase Plan 2005 (Spain). (12)

10.11	Trust Deed and Rules of the Watson Wyatt Ireland Share Participation Scheme. (12)

10.12	Watson Wyatt Amended and Restated Senior Officer Deferred Compensation Plan. (13)

10.13	Watson Wyatt Amended Voluntary Deferred Compensation Plan for Non-Employee Directors. (14)

10.14	Form of Non-Qualified Stock Option Award Agreement for use under the Towers Watson & Co. 2009 Long-Term Incentive Plan. (15)

10.15	Towers Watson & Co. Compensation Plan for Non-Employee Directors. (16)

10.16	Voluntary Deferred Compensation Plan for Non-Employee Directors. (16)

21.1	Subsidiaries of Towers Watson & Co.*

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.*

23.2	Consent of Deloitte & Touche LLP, independent auditors.*

23.3	Consent of KPMG LLP, independent public accountants.*

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

*	Filed herewith.

**	To be filed by amendment.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by the Company with the Securities and Exchange Commission and declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009 (collectively, the “Joint Proxy Statement/Prospectus”).

(2)	Incorporated by reference to Exhibit 4.1 to the Form 8-A filed by the Company on January 4, 2010.

(3)	Incorporated by reference to Exhibit 3.4 to the Joint Proxy Statement/Prospectus.

(4)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on January 4, 2010.

(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 4, 2010.

(6)	Incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus.

(7)	Incorporated by reference to Exhibit 10.4 to the Joint Proxy Statement/Prospectus.

(8)	Incorporated by reference to Exhibit 10.5 to the Joint Proxy Statement/Prospectus.

(9)	Incorporated by reference to Exhibit 10.6 to the Joint Proxy Statement/Prospectus.

(10)	Incorporated by reference to Exhibit 10.7 to the Joint Proxy Statement/Prospectus.

(11)	Incorporated by reference to Exhibit 10.8 to the Joint Proxy Statement/Prospectus.

(12)	Incorporated by reference from Watson Wyatt Worldwide Inc., Form 10-K filed on September 1, 2006.

(13)	Incorporated by reference to Exhibit 10.11 to the Joint Proxy Statement/Prospectus.

(14)	Incorporated by reference to Exhibit 10.12 to the Joint Proxy Statement/Prospectus.

(15)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 8, 2010.

(16)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 18, 2010.

(b) The information required by this item is contained under the section “Index to Financial Statements” beginning on page F-1 of the prospectus. That section is incorporated herein by reference.

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on July 19, 2010.

TOWERS WATSON & CO.

By:	/S/ JOHN J. HALEY
John J. Haley
Chief Executive Officer and
Chairman of the Board of Directors

Each person whose signature appears below hereby constitutes and appoints John J. Haley and Mark V. Mactas, and each of them, either of whom may act without the joinder of the other, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN J. HALEY John J. Haley	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 19, 2010

/S/ ROGER F. MILLAY Roger F. Millay	Chief Financial Officer (Principal Financial Officer)	July 19, 2010

/S/ PETER L. CHILDS Peter L. Childs	Principal Accounting Officer (Principal Accounting Officer)	July 19, 2010

/S/ MARK V. MACTAS Mark V. Mactas	President, Chief Operating Officer and Deputy Chairman of the Board	July 19, 2010

/S/ BETSY S. ATKINS Betsy S. Atkins	Director	July 19, 2010

/S/ JOHN J. GABARRO John J. Gabarro	Director	July 19, 2010

Victor F. Ganzi	Director

/S/ MARK MASELLI Mark Maselli	Director	July 19, 2010

Signature	Title	Date

/S/ GAIL E. MCKEE Gail E. McKee	Director	July 19, 2010

/S/ BRENDAN R. O’NEILL Brendan R. O’Neill	Director	July 19, 2010

/S/ LINDA D. RABBITT Linda D. Rabbitt	Director	July 19, 2010

/S/ GILBERT T. RAY Gilbert T. Ray	Director	July 19, 2010

/S/ PAUL THOMAS Paul Thomas	Director	July 19, 2010

/S/ WILHELM ZELLER Wilhelm Zeller	Director	July 19, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Purchase Agreement.**

2.1	Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of June 26, 2009. (1)

2.2	Amendment No. 1 to Agreement and Plan of Merger among Watson Wyatt Worldwide, Inc., Towers, Perrin, Forster & Crosby, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., dated as of October 19, 2009. (1)

3.1	Amended and Restated Certificate of Incorporation of Towers Watson & Co. (2)

3.2	Amended and Restated Bylaws of Towers Watson & Co. (3)

4.1	Indenture, dated as of December 30, 2009, by and between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes. (4)

4.2	Indenture, dated as of June 15, 2010, between Towers Watson & Co. and Wilmington Trust FSB, as Trustee, and form of Towers Watson Notes.*

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.**

10.1	Credit Agreement dated as of January 1, 2010, among Towers Watson & Co. and certain subsidiaries, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. (5)

10.2	Towers Watson & Co. 2009 Long Term Incentive Plan. (6)

10.3	Form of Transaction Based Compensation Agreement between Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson Pennsylvania Inc.) and certain executives. (7)

10.4	Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (8)

10.5	Form of Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (9)

10.6	Form of Transaction Award pursuant to the Towers, Perrin, Forster & Crosby, Inc. Restricted Stock Unit Plan. (10)

10.7	Form of Indemnification Agreement with directors and executive officers. (11)

10.8	Trust Deed and Rules of the Watson Wyatt Share Incentive Plan 2005 (U.K). (12)

10.9	Watson Wyatt Share Incentive Plan 2005 Deed of Amendment (U.K.). (12)

10.10	Share Purchase Plan 2005 (Spain). (12)

10.11	Trust Deed and Rules of the Watson Wyatt Ireland Share Participation Scheme. (12)

10.12	Watson Wyatt Amended and Restated Senior Officer Deferred Compensation Plan. (13)

10.13	Watson Wyatt Amended Voluntary Deferred Compensation Plan for Non-Employee Directors. (14)

10.14	Form of Non-Qualified Stock Option Award Agreement for use under the Towers Watson & Co. 2009 Long-Term Incentive Plan. (15)

10.15	Towers Watson & Co. Compensation Plan for Non-Employee Directors. (16)

10.16	Voluntary Deferred Compensation Plan for Non-Employee Directors. (16)

21.1	Subsidiaries of Towers Watson & Co.*

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.*

Exhibit Number	Description of Exhibit
23.2	Consent of Deloitte & Touche LLP, independent auditors.*

23.3	Consent of KPMG LLP, independent public accountants.*

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

*	Filed herewith.

**	To be filed by amendment.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by the Company with the Securities and Exchange Commission and declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009 (collectively, the “Joint Proxy Statement/Prospectus”).

(2)	Incorporated by reference to Exhibit 4.1 to the Form 8-A filed by the Company on January 4, 2010.

(3)	Incorporated by reference to Exhibit 3.4 to the Joint Proxy Statement/Prospectus.

(4)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on January 4, 2010.

(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 4, 2010.

(6)	Incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus.

(7)	Incorporated by reference to Exhibit 10.4 to the Joint Proxy Statement/Prospectus.

(8)	Incorporated by reference to Exhibit 10.5 to the Joint Proxy Statement/Prospectus.

(9)	Incorporated by reference to Exhibit 10.6 to the Joint Proxy Statement/Prospectus.

(10)	Incorporated by reference to Exhibit 10.7 to the Joint Proxy Statement/Prospectus.

(11)	Incorporated by reference to Exhibit 10.8 to the Joint Proxy Statement/Prospectus.

(12)	Incorporated by reference from Watson Wyatt Worldwide Inc., Form 10-K filed on September 1, 2006.

(13)	Incorporated by reference to Exhibit 10.11 to the Joint Proxy Statement/Prospectus.

(14)	Incorporated by reference to Exhibit 10.12 to the Joint Proxy Statement/Prospectus.

(15)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 8, 2010.

(16)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 18, 2010.